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REGISTRANT'S NAME Power Financial Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

FILE NO. 82- 1716 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/14/04

POWER FINANCIAL CORPORATION

ANNUAL REPORT 2003

AR/S
12-31-03


GREAT-WEST LIFE
LONDON LIFE
FREEDOM 55™
CANADA LIFE
GREAT-WEST LIFE & ANNUITY
GREAT-WEST HEALTHCARE℠
INVESTORS
MACKENZIE
PARGESA

POWER FINANCIAL
CORPORATION



ATTENTION TO DETAIL

Attention to detail can produce lasting results, whether it be in business or in architecture, as the photographs of Power Financial's premises in the following pages demonstrate.

At Power Financial Corporation, we believe that focusing on the details is essential to achieving long-term value for shareholders. We seek to apply this principle throughout our group.

TABLE OF CONTENTS

POWER FINANCIAL CORPORATION

FINANCIAL HIGHLIGHTS

DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003	2002
Total revenue	15,369	18,603
Net earnings	2,023	988
Operating earnings	1,261	1,074
Operating earnings per common share	3.43	2.97
Net earnings per common share	5.62	2.72
Dividends declared per common share	1.205	1.04
Total assets	105,960	68,319
Total assets and assets under administration	242,333	172,815
Shareholders' equity	8,137	6,855
Book value per common share	19.77	16.73
Common shares outstanding [in millions]	348.4	346.9

The Corporation uses operating earnings as a performance measure in analysing its financial performance. For a discussion of the Corporation's use of non-GAAP financial measures, please refer to Management's Discussion and Analysis of Operating Results in this Annual Report.

GROUP ORGANIZATION CHART

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS OF DECEMBER 31, 2003



POWER FINANCIAL CORPORATION
70.4%
4.2%
3.5%
56.0%
50.0%
GREAT-WEST LIFECO INC.
INVESTORS GROUP INC.
PARJOINTCO N.V.
54.4%
PARGESA HOLDING S.A.
100%
100%
100%
100%
100%
100%
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
THE GREAT-WEST LIFE ASSURANCE COMPANY
LONDON LIFE INSURANCE COMPANY
THE CANADA LIFE ASSURANCE COMPANY
INVESTORS GROUP
MACKENZIE FINANCIAL CORPORATION

PROFILE

POWER FINANCIAL CORPORATION HAS SIGNIFICANT INTERESTS IN THE FOLLOWING COMPANIES:

GREAT-WEST LIFECO INC.

holds a 100 per cent interest in The Great-West Life Assurance Company (Great-West Life) and in Great-West Life & Annuity Insurance Company. Great-West Life holds 100 per cent of London Insurance Group Inc., which in turn owns 100 per cent of London Life Insurance Company; Great-West Life also has 100 per cent of Canada Life Financial Corporation, which holds 100 per cent of The Canada Life Assurance Company. Total assets and assets under administration of Lifeco and its operating subsidiaries are over $159 billion.

THE GREAT-WEST LIFE ASSURANCE COMPANY

is a leading insurer in Canada, offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiaries, London Life Insurance Company and The Canada Life Assurance Company, Great-West Life serves the financial security needs of more than 12 million Canadians.

LONDON LIFE INSURANCE COMPANY

offers financial security advice through its *Freedom 55 Financial*™ Division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada, and operates internationally through its subsidiary London Reinsurance Group Inc., a supplier of reinsurance in the United States and Europe.

THE CANADA LIFE ASSURANCE COMPANY

provides insurance and wealth management products and services through its network of offices to millions of clients and policyholders worldwide.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

operates in the United States of America, providing a full range of health care, life and disability insurance, annuities, and retirement savings products and services.

INVESTORS GROUP INC.

together with Mackenzie Financial Corporation, is Canada's largest mutual fund organization with $75 billion in mutual fund assets under management. With close to one million clients and $41 billion in mutual fund assets under management, Investors Group holds a strong leadership position in the financial services industry. Through Investors Group's own network of over 3,200 consultants nationwide, clients receive comprehensive investment, retirement, tax- and estate-planning advice and service, and a full range of investments through Investors *Masterseries*™ and third-party advised funds, together with a broad selection of insurance, banking, mortgage and securities products and services.

MACKENZIE FINANCIAL CORPORATION

is a multifaceted investment management and financial services corporation with $38.3 billion in assets under management and administration and more than one million client accounts. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada. Mackenzie also offers a family of mutual and segregated funds, provides trustee, administrative and securities services, and offers a wide variety of deposit and lending products.

THE PARGESA GROUP

holds significant positions in four large companies based in Europe. These companies operate in strategic industries, including media and entertainment, energy, water, waste services, and specialty minerals.

The fifteen-year figures shown on pages 5, 15 and 45, cover the period ending March 31, 2004. The figures showing annual returns and dividends paid by Pargesa cover the period January 1, 1991 to March 31, 2004. 1991 was the first full year of results for Pargesa following the creation of Power Financial's partnership with the Frère group.

Power Financial Corporation's strategy is to own controlling interests in financial services companies with strong fundamentals: a low cost structure, competitive and strategically viable distribution channels, value-added products and a size that allows them to invest and develop profitably.

Power Financial has been a key participant in the consolidation of financial services in Canada. Its subsidiaries have acquired London Life in 1997 for $2.95 billion, Mackenzie Financial Corporation in 2001 for $4.1 billion and Canada Life in 2003 for $7.2 billion.

Power Financial has also sought to maintain a balance between Canadian and non-Canadian earnings, first through the American and European operations of Great-West Lifeco and second through its investment in Pargesa, a European based holding company.

Power Financial's goal is to provide superior long-term returns to shareholders.

22.4%
fifteen-year annual compound return
to shareholders

$1.5 billion to $19.3 billion
fifteen-year growth in market capitalization

$2.6 billion
aggregate dividends paid
to shareholders over fifteen years

DIRECTORS' REPORT TO SHAREHOLDERS



PAUL DESMARAIS, JR.
CHAIRMAN OF THE BOARD,
POWER FINANCIAL CORPORATION



ROBERT GRATTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the year ended December 31, 2003 were $1,261 million or $3.43 per share, compared with $1,074 million or $2.97 per share for the same period in 2002. This represents a 15.5 per cent increase on a per share basis.

The contribution from Power Financial's subsidiaries and affiliate to operating earnings totalled $1,294 million in 2003, as against $1,087 million in 2002, an increase of $207 million or 19 per cent. This is primarily due to an increase in the contribution from Great-West Lifeco and Investors Group. The contribution from Parjointco to operating earnings was $88 million.

Other income amounted to $762 million or $2.19 per share in 2003. Other income for 2003 included primarily a net dilution gain of $888 million (calculated on an equity basis) recorded in connection with the acquisition of Canada Life Financial Corporation by Great-West Lifeco. Other income in 2002 consisted of a charge of $86 million or $0.25 per share, representing the impact of non-operating items within the Pargesa group.

Net earnings including other income for 2003 were $2,023 million or $5.62 per share, compared with $988 million or $2.72 per share in 2002.



POWER FINANCIAL CORPORATION


1999
2000
2001
2002
2003
1.35
1.20
1.05
0.90
0.75
0.60
0.66
0.80
0.96
1.12
1.30

ANNUALIZED DIVIDEND AT YEAR-END
[IN DOLLARS PER SHARE]

DIVIDENDS

For the twelfth consecutive year, Power Financial Corporation's common share dividend was increased so that at the end of 2003, the quarterly dividend was 32.5 cents per share, compared with 28 cents at the end of 2002 and compared with 4 cents per share at the end of 1991 (adjusted for share splits). The dividends declared on common shares totalled $1.205 per share in 2003, compared with $1.04 in 2002, representing an increase of 15.9 per cent.

Power Financial Corporation's principal subsidiaries and affiliate also increased their dividends in 2003. Great-West Lifeco's quarterly dividend was 29.25 cents per common share at the end of 2003, as against 24.75 cents at the end of 2002. The quarterly dividend paid on common shares of Investors Group increased to 25.5 cents from 22.5 cents per share during the year. Also, in 2003, Pargesa Holding increased its dividend per bearer share to SF86 from SF80.

GREAT-WEST LIFECO INC.

Great-West Lifeco reported significant further growth in 2003, reflecting improved operating results and the acquisition of Canada Life Financial Corporation, discussed later in this report. For the twelve months ended December 31, 2003, net income attributable to common shareholders, excluding restructuring charges, was $1,215 million, an increase of 31 per cent compared with $931 million for 2002. Net income, after restructuring costs, attributable to common shareholders, was $1,195 million for the twelve months of 2003. The results of Canada Life Financial Corporation are included from July 10, 2003.

POWER FINANCIAL CORPORATION



1999
2000
2001
2002
2003
3.80
3.30
2.80
2.30
1.80
1.30
1.83
2.18
2.53
2.97
3.43

OPERATING EARNINGS PER SHARE, BEFORE GOODWILL AMORTIZATION AND NON-RECURRING ITEMS [IN DOLLARS]

Great-West Lifeco's return on common equity, excluding restructuring costs, was 20.7 per cent for the year 2003, among the highest for a Canadian financial services company.

Canada/Europe consolidated net earnings of Great-West Lifeco attributable to common shareholders for the twelve months ended December 31, 2003 increased 43 per cent to $629 million, compared with $441 million at December 31, 2002.

The increase was due to both strong operating earnings from Great-West Life and London Life, as well as the inclusion of Canada/Europe results for Canada Life Financial Corporation from the date of acquisition – July 10, 2003 – which represented earnings of approximately $124 million, net of related financing costs.

In the United States, Great-West Life & Annuity Insurance Company's consolidated net earnings for 2003 increased 21 per cent to $593 million from $490 million in the previous year.

The increase was primarily related to favourable results in Great-West *Healthcare*℠ and Financial Services for Great-West Life & Annuity Insurance Company, as well as the inclusion of the United States operations of Canada Life Financial Corporation from the date of acquisition – July 10, 2003 – which represented approximately $45 million.

INVESTORS GROUP INC. AND MACKENZIE FINANCIAL CORPORATION

Net income attributable to common shareholders reported by Investors Group for the year ended December 31, 2003, excluding the reversal of restructuring costs of $15.6 million after tax related to the Mackenzie acquisition, the non-cash income tax charge of $24.8 million related to the impact of increases in Ontario income tax rates on the future income tax liability related to indefinite life intangible assets, and a dilution gain of $14.8 million recorded in the third quarter resulting from the reduction in the company's percentage ownership of Great-West Lifeco Inc., related to Great-West Life's acquisition of Canada Life, was $534 million compared with $491 million in 2002.

Net income attributable to common shareholders for the year ended December 31, 2003, including the reversal of restructuring costs, the non-cash income tax charge and the dilution gain noted above, was $539 million.

Investors Group's gross revenues for the year ended December 31, 2003 were $1,874 million, compared with $1,940 million last year. Operating expenses were $1,030 million for the twelve months in 2003, compared with $1,112 million in 2002.

Mutual fund assets under management at the end of the year totalled $75 billion, compared with $68 billion at December 31, 2002.

Investors Group's return on average common equity for 2003 was 18.9 per cent, compared with 19.2 per cent in 2002, excluding the restructuring reversal, special income tax charge and dilution gain.

Mutual fund sales through Investors Group's own consultant network were $4.0 billion, compared with $4.9 billion in 2002. Net redemptions were $839 million, compared with $109 million in the previous year.

Mackenzie's Canadian operations reported mutual fund sales of $5.3 billion, compared with $6.0 billion in the prior year. Mutual fund net redemptions were $69 million, compared with net sales of $288 million in 2002.

PARGESA HOLDING S.A.

Power Financial, together with the Frère group, holds a 54.4 per cent equity interest in Pargesa Holding S.A. In 2003, Power Financial's share of net operating earnings of this European affiliate was $88 million, as compared with $80 million in 2002.

The financial results and operations of Great-West Life, Investors Group and Pargesa are discussed at greater length in the section of this report entitled *Management's Discussion and Analysis of Operating Results* and in the pages dedicated to each of the major operating companies.

GROUP DEVELOPMENTS

On February 17, 2003, Great-West Lifeco announced it had entered into a definitive agreement with Canada Life Financial Corporation to acquire 100 per cent of the outstanding common shares of Canada Life Financial. The Board of Directors of Canada Life Financial agreed to recommend that Canada Life Financial shareholders approve the transaction, valued at $44.50 per Canada Life Financial common share, representing an aggregate transaction value of $7.2 billion at the time of the announcement. The transaction, a capital reorganization, was approved by 99.4 per cent of the Canada Life Financial shareholders and closed on July 10, 2003, following the receipt of regulatory approvals.



To support the transaction, Power Financial invested $800 million to purchase 21,302,523 common shares of Great-West Lifeco from treasury through a private placement. Investors Group also invested $100 million in the transaction by purchasing 2,662,690 Great-West Lifeco common shares from treasury. Between mid-April and July, a wholly owned subsidiary of Power Financial purchased common shares of Great-West Lifeco and Canada Life Financial on the open market. The shares of Canada Life Financial were subsequently tendered into the acquisition, with the result that the subsidiary received common and preferred shares of Great-West Lifeco, as well as cash. Power Financial now holds, directly and indirectly, a 72.9 per cent effective economic interest in Great-West Lifeco.

In March 2003, Power Financial issued $200 million of non-cumulative perpetual and $150 million of non-cumulative 10-year "soft retractable" preferred shares. These two issues consisted of 8,000,000 6.00% Non-Cumulative First Preferred Shares, Series I and 6,000,000 4.70% Non-Cumulative 10-year First Preferred Shares, Series J, at a price of $25.00 per preferred share. The Corporation also issued $250 million aggregate principal amount of 6.90% unsecured 30-year debentures due March 11, 2033 at a price of $998.24 per $1,000 of debentures. The net proceeds of these offerings were used to supplement the Corporation's financial resources and for general corporate purposes, and to assist the Corporation in the financing of the acquisition of Canada Life Financial Corporation by Great-West Lifeco.

The Corporation redeemed all 6,000,000 of its Non-Cumulative First Preferred Shares, Series B on May 30, 2003 for a cash redemption price of $25.00 per share and an aggregate cost of $150 million.

OUTLOOK

Once again, the companies in the Power Financial group have provided their shareholders with superior financial results.

The acquisition of Canada Life by Great-West in 2003 was an important step toward achieving the goals shared by our group financial services companies: to increase our distribution reach by adding new distribution channels; to lower "manufacturing" costs by combining operations and books of business; to focus on the sale and distribution of value-added products with above-average growth potential; and to strengthen our base in Canada while adding significantly to our international earnings.



Consolidation has been underway for several years in Canada's financial services sector. Your Corporation has played a leading role, making three acquisitions in less than six years for $14.5 billion. As a result, Investors Group is the largest in its field by a wide margin, and Great-West Life is the sixth largest North American life insurance company by market capitalization.

Great-West Life, London Life, Canada Life, Investors Group and Mackenzie Financial comprise one of the leading networks for the delivery of financial products and services in Canada. Great-West Life is a leading life and health insurer and, together with its subsidiaries, London Life and Canada Life, serves the financial security needs of more than twelve million Canadians. Investors Group and Mackenzie Financial together comprise Canada's largest manager and distributor of mutual funds with over two million clients. In the United States, Great-West Life & Annuity is focused on providing a broad range of health coverage, insurance, and retirement saving products and services to selected markets. And in Europe, the Pargesa group includes interests in four prominent operating companies with well-established franchises and prospects for continued growth.

We believe that a strong foundation has been built and we are encouraged by the record results achieved in 2003.

The Directors of Power Financial wish to express their appreciation to the officers, employees and representatives of the companies in the Power Financial group for their contribution to the group's success during the past year. We thank in particular the clients of our financial services companies for the confidence they have placed in our group. And we thank our shareholders for their continued support.

On behalf of the Board,

Paul Desmarais, Jr.
Chairman of the Board

Robert Gratton
President and Chief Executive Officer

April 2, 2004

Great-West Lifeco owns Great-West Life, London Life and Canada Life, which together constitute the leading Canadian insurance organization.

In the United States, Great-West Life & Annuity and Great-West Healthcare[SM] are leaders in their niche markets.

In Europe, Canada Life has substantial life insurance operations and is a market leader in the United Kingdom group life and health business.

Great-West Lifeco's goal is to provide superior long-term returns to shareholders.

22.8%

fifteen-year annual compound returns
to shareholders

$1.1 billion to $22.7 billion

fifteen-year growth in market capitalization

$2.4 billion

aggregate dividends paid
to shareholders over fifteen years

GREAT-WEST LIFECO

Great-West Lifeco Inc. (Lifeco) is a financial services holding company with interests in life and health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe.

The company has operations in Canada, the United States, Europe and other international locations, through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life) and Great-West Life & Annuity Insurance Company (GWL&A). Lifeco holds a 100 per cent interest in Great-West Life and GWL&A. Great-West Life indirectly holds 100 per cent of London Life and Canada Life.

Lifeco and its companies have more than $159 billion in assets under administration.

LINKING GROWTH AND PERFORMANCE

In 2003 another major milestone was achieved in the long history of the Great-West Life group of companies, with the acquisition of Canada Life Financial Corporation, which was completed on July 10.

Canada Life has a proud history as Canada's first and oldest insurer and we are pleased to welcome them to our group of companies. The addition of Canada Life's business strengthens Lifeco's position as one of the leading financial institutions in the Canadian market, enhances its position in the United States, and gives the company a significant foothold from which to grow in Europe.

Lifeco recorded another very strong year in 2003. Earnings attributable to common shareholders, excluding restructuring costs, exceeded $1.2 billion in 2003, an increase of 31 per cent over 2002. On a per common share basis, this equates to $2.998 per share, an increase of 18.5 per cent over 2002. The Canada Life acquisition contributed approximately $0.137 per common share to earnings, which represents 4.8 per cent accretion. The favourable result also derives from earnings growth in both of Lifeco's operating subsidiaries – Great-West Life and GWL&A.

Return on common shareholders' equity, excluding restructuring costs, was 20.7 per cent for the twelve months ended December 31, 2003. The company's return on equity would rank among the highest in the financial services industry in North America. During the year, dividends to common shareholders were increased for the eleventh consecutive year, producing a compound average annual growth rate of 20 per cent. Total assets under administration grew to more than $159 billion.

During 2003, as a result of the acquisition of Canada Life, the long-term debt ratings assigned to Lifeco and the financial strength ratings assigned to Great-West Life, London Life and GWL&A by A.M. Best Company, Moody's Investors Service and Standard & Poor's Ratings Service were lowered by one rating notch. The Moody's and Standard & Poor's ratings were placed on negative outlook. The financial strength ratings assigned to Canada Life were reaffirmed by the major rating agencies, with the Moody's and Standard & Poor's ratings being assigned a negative outlook. After these rating actions, the companies all continued to hold strong ratings from the major rating agencies.

Lifeco made significant progress in integrating Canada Life's operations in Canada and the United States in 2003. It is anticipated that integration activities will be substantially completed in 2004.

In 2003, consistent with the company's long-term strategic focus on core businesses, a number of small business units were sold. They include London Life's Lifestyle Retirement Communities Ltd. and Canada Life's Puerto Rico business. Additionally, agreements were reached to sell Canada Life's U.S. Virgin Islands group life, disability and dental insurance and health operations and its Bahamas and Cayman Islands life and health insurance business. Early in 2004, an agreement was reached to sell Canada Life's U.S. group life, disability and dental insurance business. The sale of these businesses will allow the companies to continue to focus on and invest in its core businesses.

The acquisition of Canada Life not only enhances the competitive position of the company in the markets in which it operates, but also augurs well for future expansion. The company will continue to look for expansion opportunities in Canada, Europe and the United States.

CANADA

The Great-West Life Assurance Company, together with London Life and Canada Life, are Canada's leading life and health insurers. They offer financial security advice and planning, as well as a broad portfolio of products and services to individuals, businesses and organizations, representing in total more than 12 million Canadians.

They distribute products and services through the Great-West Life network of advisors, brokers and intercorporate representatives. They also access the market through London Life's 2,900 member Freedom 55 channel.

Canada Life's own branded products are distributed through 13,000 insurance brokers associated with 73 managing general agents.

Over $83 billion
in assets under administration

Serves the financial security needs of more than
12 million Canadians

3.3 million
individual policy holders

C A N A D A



RAYMOND L. McFEETORS
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
GREAT-WEST LIFE, LONDON LIFE
AND CANADA LIFE

For well over a century, Great-West Life has been helping Canadians plan for their financial security. By being there with the solutions, Great-West Life has grown into a leading source of insurance and investment products and services for individuals, families and organizations across Canada.

Great-West Life's results in 2003 continue to underscore the value of its extensive distribution network for the company and for its clients. Through these distinct channels, the company offers competitive products and expertise to help clients develop long-term financial plans, and to help large and small organizations develop effective benefits solutions.

Overall, Great-West Life recorded another very strong year in 2003. Total net income increased 73 per cent over 2002, reflecting performance in the company's lines of business as well as the addition of Canada Life's business. Participating policyholder net income of Great-West Life and its subsidiaries London Life and Canada Life grew 25 per cent before dividends in 2003, to $763 million. During the year, Great-West Life and its subsidiaries paid $666 million in policyholder dividends, an increase of 10 per cent.

When Canada Life business is included, total premiums and deposits increased by $3.8 billion over 2002, before bulk reinsurance transactions, and total fee income increased by $240 million. Bulk reinsurance transactions in 2003 resulted in a reduction of $6.3 billion of revenue and a corresponding reduction in benefits paid or credited to policyholders. Total assets under administration more than doubled, to over $115 billion, including $53.2 billion attributable to Canada Life's operations in Canada and Europe.

CANADA LIFE In 2003, Great-West Life made significant progress in integrating Canada Life's Canadian operations, a process that will be substantially completed in 2004. For Group life and health insurance operations, the company is consolidating business under the Great-West Life brand and systems, building on its existing strengths in this market. The Canada Life brand and distribution channels will continue to be distinct and offer important advantages in key markets, such as individual insurance, investments and creditor insurance.



As well, to enhance efficiency and cost effectiveness across its operations, Great-West Life is consolidating its investment, information services and corporate support functions, as well as the administrative operations within each of its lines of business. Much of this work was completed in 2003.

Great-West Life gained a significant presence in Europe with the acquisition of Canada Life, which ranks among the leading insurers in the United Kingdom, Republic of Ireland and Germany. In 2003, the company continued to focus on Canada Life's core European businesses: individual and group insurance and wealth management. A business efficiency program was established to focus on service and on cost reduction through process improvements.



The acquisition of Canada Life strengthened Great-West Life's position as one of the leading providers of employee life, health and retirement benefit plans in Canada.

Great-West Life's Group Life & Health Insurance division produced significant year-over-year gains in financial results in 2003, while maintaining strong service levels for clients. Including Canada Life business, premium income for the year increased 25 per cent to nearly $4.5 billion, before bulk and associated ongoing reinsurance transactions. This included growth of nearly 32 per cent in the company's small- and mid-sized case target markets.

While total sales of group insurance plans were level on a year-over-year basis, sales from new clients increased sharply. This was offset by a reduction in sales of plan improvements to existing clients. In the company's small- and mid-sized case target markets, overall sales showed growth of 8 per cent over 2002, complemented by strong persistency, an indication of client satisfaction with Great-West Life's group products and services.

Serving the needs of more than 34,000 group insurance plan sponsors gives Great-West Life the scale and depth of expertise to offer effective benefit plan solutions at competitive costs. One example is Great-West Life *GroupNet*™ Online Services for Plan Members, launched January 1, 2004. This web-based service gives plan members access to an array of online self-service options, including coverage information, claim status, personalized claim forms, a Health & Wellness Library and answers to frequently asked questions. As group plan members find what they need online, plan sponsors and administrators will benefit from a reduction in administrative workload. This service complements Great-West Life's industry-leading *GroupNet*™ for Plan Sponsors, which offers web-based benefits administration services for sponsors of group insurance plans.

Also in 2004, Great-West Life will introduce a group critical illness product. This new product combines competitive features of Canada Life's group critical illness insurance with Great-West Life's extensive experience in group disability insurance and in individual critical illness coverage. The company believes this offers an excellent solution to a growing need identified by group clients to provide critical illness coverage for their plan members.

With Great-West Life's extensive distribution capability, low cost, and the expanded business base resulting from the acquisition of Canada Life, the company is in an excellent position to capitalize on opportunities emerging in the Canadian group insurance market place. Great-West Life will take advantage of opportunities being created by new technologies to enhance service to plan sponsors, plan members and its distribution networks while reducing costs.

Canada Life is a recognized leader in the creditor insurance business, with over $1 billion in annual premium. Together with Canada Life, Great-West Life now has a leading position in this market segment. The company will build on Canada Life's expertise and established reputation in this market, maintaining the Canada Life brand and product offerings and consolidating Great-West Life's creditor administration operations with those of Canada Life. A major focus of 2004 will be the development of new system technologies to enhance its administrative support and service for group creditor insurance clients.

In the company's Group Retirement Services division, the integration and consolidation of Great-West Life and Canada Life businesses saw business grow to a total of 12,000 group retirement and savings plans under administration, $22 billion in assets and $3.5 billion in annual deposits. Great-West Life now offers the largest network of group retirement specialists in Canada, located in 13 cities nationwide. In 2003, sales of group retirement and savings plans increased 50 per cent over 2002 levels, when Canada Life sales are included.

The company's award-winning plan member communication and education materials continued to be a focus in 2003. For example, the company enhanced plan member enrollment material to include interactive educational elements.

Canada Life holds a leading position in the large-case capital accumulation market, while Great-West Life is a leader in the small- and medium-size markets. Together, the joint Canada Life and Great-West Life/London Life organization is a leader in the capital accumulation market. In 2003, an agreement was put in place with a third-party provider which will enable Great-West Life to provide enhanced levels of service to sponsors of capital accumulation plans offered by the Group Retirement Services division. Using innovative technology, the company now offers plan sponsors the option of providing their employees with stock incentive plans. The web-based system provides record keeping, reporting and employee access for these types of plans. The ability to offer a full range of capital accumulation plan products, combined with unique positioning in all size markets, positions the company very well for growth.

HELPING CLIENTS WITH PERSONAL FINANCIAL SECURITY PLANS

The value offered to clients by Great-West Life's network of financial security advisors and independent brokers and consultants is a key factor behind the company's performance. Their expertise, combined with Great-West Life's broad portfolio of competitive insurance and investment products, helps clients build an insurance and investment portfolio targeted to meeting long-term financial security needs.

The acquisition of Canada Life and the strategies implemented by Great-West Life over the past few years have positioned the company with an unmatched distribution platform and places it among the leaders in the Canadian individual insurance market place. The company's array of distribution channels now includes *Freedom 55 Financial*™ exclusive financial security advisors, affiliated financial security advisors and specialist brokers with Great-West Life, as well as brokers associated with managing general agents, national accounts, including Investors Group consultants, and direct brokers associated with Canada Life.

Through these distribution channels, the company markets products under the Great-West Life, London Life and Canada Life brands, with strategies designed to meet the unique needs of each distribution channel.

In the investment funds market, Great-West Life, together with its subsidiaries London Life and Canada Life, is a leading provider. The companies offer 56 *Freedom Funds*™ to



individual *Freedom 55 Financial*™ clients and 54 segregated funds to individual Great-West Life clients. Canada Life's core segregated fund product, *Canada Life Generations*™, was relaunched in late 2003 with 54 funds now offered. The company also distributes proprietary and third-party mutual funds through Quadrus Investment Services Ltd., its mutual funds dealer. Quadrus works closely with Mackenzie Financial Corporation, a member of the Power Financial group of companies, which manages Quadrus' administration platform.

The company's focus is on long-term financial security planning, rather than short-term performance. Great-West Life and *Freedom 55 Financial*'s investment planning process includes an asset allocation program to help clients build a portfolio to meet long-term needs through Great-West Life and London Life proprietary segregated funds and Quadrus' proprietary mutual funds. A new suite of asset class funds, supported by an effective asset allocation system, was launched for Canada Life and is expected to increase sales in 2004.



GREAT-WEST LIFECO INC.



1999
2000
2001
2002
2003
3.00
2.60
2.20
1.80
1.40
1.00
1.43
1.72
2.03
2.53
2.90

EARNINGS PER SHARE
[IN DOLLARS]
2003 – before restructuring charges
2001 – before special charges

In 2003, net sales of proprietary segregated funds and mutual funds were $344 million. This was accomplished in an environment where industry net sales of investment funds experienced a loss of $300 million. Assets under administration for individual retail segregated funds grew 40 per cent over 2002, including Canada Life assets. Excluding Canada Life, segregated fund asset growth, at 14 per cent, paralleled that of the industry.

In the individual insurance business, life insurance sales continued to outpace the industry in 2003. Although life insurance sales remained relatively flat across the industry, the company's individual life insurance sales, including those of London Life, grew modestly. When Canada Life's business is included, new annualized premiums increased by 30 per cent to $140 million in 2003. Participating insurance sales increased 19 per cent over 2002, as the companies' products continue to appeal to consumers seeking to protect their estates.

The addition of Canada Life's living benefits product line has reinforced Great-West Life's position as a leading provider of living benefits products for Canadians. Sales in the living benefits product lines, which include disability insurance and critical illness insurance, increased 42 per cent over 2002, driven by strong sales of critical illness insurance and the inclusion of Canada Life sales.


1999
2000
2001
2002
2003
1.20
1.00
0.80
0.60
0.40
0.56
0.68
0.82
0.99
1.17

ANNUALIZED DIVIDEND AT YEAR-END
[IN DOLLARS PER SHARE]

Sales of critical illness insurance were $11 million, an increase of 121 per cent when Canada Life's business is included. Great-West Life's critical illness insurance product, *Oasis*™, first introduced in 2000, has become a market leader. In 2003, the company introduced several enhancements to *Oasis*™ to strengthen the product offering and provide more options to meet clients' needs. Canada Life has held a strong position in the critical illness market for a number of years. Canada Life's sales of *Life Advance*™ critical illness insurance product were $9 million, an increase of 69 per cent over 2002.

Disability insurance sales increased 21 per cent to $23 million in terms of new annualized premium in 2003, including $3 million in Canada Life sales, in a year when industry sales decreased.

Consistent with the company's strategy to use technology to enhance the range and quality of services offered, in 2003 Great-West Life introduced *Solutions Banking*™. This innovative approach to banking is made available in association with National Bank of Canada, an experienced private-label banking supplier. *Solutions Banking*™ offers clients a comprehensive range of banking products and services, including chequing and savings accounts, debit and credit cards, online banking, and investment and RRSP loans, to complement the company's core financial security products.

Later in 2004, Great-West Life and London Life will introduce an advisor portal for their respective distribution channels. This web-based secure site will offer financial security advisors enhanced online information and services, to enable them to better serve their clients. As well, the companies will introduce private wealth counsellors to assist financial security and investment representatives in serving clients in the affluent and established market.

BUILDING IN THE COMMUNITIES WHERE WE LIVE AND WORK

Being there for Canadians is about more than offering financial security products and advice. Through the national *Key to Giving*™ program on behalf of Great-West Life, London Life, and now Canada Life, the company provides direct financial support to hundreds of charitable, non-profit and community-based organizations across the country. Great-West Life works with organizations recognized for their creativity and initiative to ensure its financial and volunteer support can make the greatest possible impact. The company encourages the volunteer spirit of its staff and financial security advisors. Most importantly, the company focuses on building partnerships for the future, summed up by its philosophy *Stronger Communities Together*™.

In the year ahead, Great-West Life will continue to build on the strong foundation that has been established in the communities in which it does business. Highlights of this approach to corporate social responsibility and community involvement are available in its upcoming 2003 Public Accountability Statement.

A PROUD HISTORY, A CONFIDENT FUTURE

Canada Life has a proud history as Canada's first and oldest life insurer. The addition of Canada Life enhances Great-West Life's ability to provide its clients with competitive products and services, and augurs well for future expansion.



EUROPE

Canada Life has significant operations in the United Kingdom, Isle of Man, the Republic of Ireland and in Germany.

In the U.K., the company is one of the largest providers of group life and health insurance products. It is among the top five in the growing payout annuities market. Canada Life offers savings and retirement products run from its Isle of Man affiliate, which are sold through independent financial advisors, primarily in the United Kingdom. It is the third largest company in this market.

In the Republic of Ireland, it offers individual insurance and savings and pension products that are distributed through a network of 1,500 independent brokers and 250 sales associates. The German operations focus primarily on pension business distributed through a network of over 7,000 independent brokers.

Over $28 billion
in assets under administration

3.3 million
individuals covered

$4 billion
in annual premiums and deposits

CANADA LIFE

EUROPE

With the acquisition of Canada Life, Great-West Life gained a significant presence in several European markets.

The company's Europe/Reinsurance division is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The division comprises two distinct businesses: Europe, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

UNITED KINGDOM AND ISLE OF MAN Canada Life ranks among the top 30 life insurance companies operating in the United Kingdom, with strong market positions in several niche areas. The U.K. division operates in three core niche areas within the financial services market. They are individual protection, group insurance and wealth management, which comprises payout annuities and savings products. Customers are serviced almost entirely through independent financial advisors in all these businesses.

The core products offered in the U.K. operations are payout annuities and group insurance that are distributed through financial advisors and pension and benefit consultants.

Earlier this year, the integration of group life and health business acquired in 2002 was completed, positioning the company as a market leader in group life insurance and group income protection (disability) insurance.

In wealth management, part of the U.K. business is run from an Isle of Man company, Canada Life International, which offers mostly savings and retirement products sold through independent financial advisors in the U.K. and in other selected territories. Canada Life International ranks among the largest "offshore" life insurance companies selling into the U.K. market.

Canada Life is well positioned to capitalize on growth opportunities in the changing market place in the United Kingdom. The company has a strong presence in the growing payout annuity market and in the group insurance market, where premium revenue has been increasing steadily and customer retention is a major strategy. The Isle of Man operation is developing well, as Canada Life's offshore wealth management products meet or exceed critical broker expectations, and a multi-fund manager philosophy provides competitive advantage.

REPUBLIC OF IRELAND In the Republic of Ireland, Canada Life ranks among the top five life insurance providers as measured by new business market share. Customers are serviced through a network of over 1,500 independent brokers and 250 sales associates. Its product range includes protection and wealth management products, including life insurance, critical illness insurance, pensions, savings and investments.

Wealth management continues to be an area of strong growth, particularly asset management services offered through Setanta. Setanta was incorporated in 1999 and currently manages the equivalent of $6 billion on behalf of the Irish and German operations, as well as a portfolio of Great-West Life assets, mainly invested in European equities.

GERMANY Canada Life's German operation is a relative newcomer to the German insurance market. Launched in 2000, the company began with two products, a unit-linked pension plan and a basic disabilities plan. In 2003, Canada Life completed the acquisition of a book of German life business that makes the company one of the top five companies in the broker unit linked market. More importantly, it positions Canada Life to benefit from strong growth in the private pensions market. Its products are distributed through over 7,000 independent brokers.

REINSURANCE

With the acquisition of Canada Life, Great-West Life brings together two established but diversified reinsurance businesses, Canada Life Reinsurance and London Reinsurance Group, which provide platforms for strong growth in reinsurance in the U.S. and Europe.

London Reinsurance Group, a wholly owned subsidiary of London Life Insurance Company, is a global reinsurance provider serving niche markets in the United States and Europe. The company maintains a diversified book of life, property and casualty, and annuity business through subsidiaries in the U.S., Ireland and Barbados. Founded on a base of solid client relationships, it provides a variety of traditional and non-traditional reinsurance solutions to assist clients in managing their financial challenges.

Canada Life Reinsurance is a highly respected provider of life reinsurance, working with clients comprising some of the most successful direct writers of individual life insurance in the U.S. Canada Life Reinsurance has achieved an important market position, the result of prudent business practices and systems, coupled with a strong client service ethic. Business is largely transacted directly with clients, with small amounts of business coming through the services of professional reinsurance intermediaries.



UNITED STATES

Great-West Life & Annuity Insurance Company serves customers throughout the United States with a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Headquartered in Denver, Colorado, GWL&A provides self-funded health plans for companies; retirement savings plans for government, health care, educational, corporate, and institutional clients; and life insurance products for individuals and businesses.

GWL&A now administers Canada Life's U.S. insurance and wealth management products and services.

Over $47 billion
in assets under management

4.2 million
U.S. customers

Number 1
in state defined contribution plans

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

UNITED STATES



WILLIAM T. McCALLUM
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
GREAT-WEST LIFE & ANNUITY
INSURANCE COMPANY

In a year that presented continuing challenges for American business, Great-West Life & Annuity Insurance Company (GWL&A), Lifeco's operating company in the United States, built on its base in health care and retirement services, while adding to its individual life business with the acquisition of Canada Life's U.S. operations.

Despite a struggling economy and turbulent financial markets that restrained growth and left corporations and individuals alike uncertain about their prospects, GWL&A posted record earnings in its Healthcare Division and good performance in the Financial Services Division. The Investment Division demonstrated its disciplined approach to credit risk management as the company maintained a very strong balance sheet.

GWL&A's total assets under administration grew 13 per cent in 2003, aided by the U.S. operations of Canada Life. An 18 per cent decrease in premiums and deposits reflected the impact of U.S. translation rates, a contraction in medical membership due to pricing adjustments, along with a sluggish economy, and lower segregated fund deposits as consumers continued to be wary of equity markets. Expenses declined, primarily the result of continuing process improvements in the Healthcare segment and of consolidation of duplicate functions from the General American business acquired in 2000.

As a U.S. leader in the health care self-funding market, GWL&A recognized the need to combat soaring health care expenses for employers with new plan designs that involve consumers in decision making and integrate effective medical outreach programs. The Healthcare Division strengthened its medical management programs with initiatives that brought industry recognition and a national disease management award. It also introduced comprehensive consumer education tools to help members take control of their health and improve their quality of life, as well as reduce costs for businesses.

GWL&A solidified its premier position in the retirement services sector with strategic acquisitions and partnerships, exceptionally high retention rates on public/non-profit plan contracts, and the addition of a fourteenth state government client. Gains in the Financial Services Division's administration and record-keeping client base, including corporate, public/non-profit, and institutional accounts, increased its number of pension plan participants to 2.3 million. A national reputation for timely, accurate plan record keeping and strong service garnered industry honours.







Lifeco's acquisition of Canada Life Financial Corporation brought GWL&A a significant number of individual life and annuity customers. Integrating that business, GWL&A consolidated duplicate responsibilities and concentrated efforts on current Canada Life customers, discontinuing new sales after determining the business did not fit its long-term strategy.

With this steadfast focus on core proficiencies, GWL&A continues to post solid results while positioning itself for the future with forward-thinking initiatives.

HEALTHCARE DIVISION

Providing employee benefits products nationwide, the Healthcare Division specializes in self-funding and creative health care management solutions. Its product line includes traditional group health plans, consumer-driven plans, dental and vision plans, life insurance benefits, and short- and long-term disability coverage, as well as flexible spending account administration. Its network of 515,000 providers and 5,300 hospitals serves nearly 5,000 employer groups and 1.9 million medical members throughout the United States.



A year of complex challenges also brought exciting changes and significant milestones as the division worked to define and build a strong foundation for success. While pricing actions, economic uncertainty, and a reduced employee base for existing group customers resulted in a membership decline, the division put into place specific strategies to promote membership growth in 2004.

As part of a revitalized business strategy, the division refined its focus on profitable growth within its target markets and realigned its sales force to support the differing expectations of those segments. This meant building upon strengths in select accounts (50–250 employees), increasing focus on mid-market business (250–2,500 employees), and enhancing capabilities for future growth in national accounts (2,500+ employees).

Another important step in building a strong foundation was to better define the division internally and to target audiences. It accomplished this goal by consolidating its multiple business entities into a single, consistent identity – Great-West *Healthcare*SM. More than a name change, the new brand incorporates long-standing ideals of trust and creativity into one voice and one look. The Great-West Healthcare brand was launched with event sponsorships and a national advertising campaign directed to brokers, consultants and health care decision makers.

Another major initiative expanded aggressive product development efforts to confront escalating health care costs. Foremost on this front was the Great-West Healthcare Consumer AdvantageSM plan, designed to save employers up to 15 per cent on medical premiums, compared with a traditional plan design.

This industry-first, consumer-driven tiered benefit plan covers preventive care at 100 per cent and provides high-level coverage for medically complex or catastrophic services. To give members the information and options they need to make financially and medically sound treatment choices, Great-West Healthcare provides a 24-hour nurse hotline and a wealth of online tools, including an interactive wellness system, a prescription drug comparison tool, and the Care*Compare*SM database for researching hospital performance.

Continuing a focus on the consumer, the division's Health Reimbursement Account (HRA) allows employers to shift from a defined benefits concept to a defined contribution philosophy that engages members in making cost-effective health care decisions. Through this plan, employers contribute a set annual amount for each employee to spend on health care expenses. Funds remaining at the end of the year can be rolled over for future use. Another first in the market, Great-West Healthcare's concurrent payment HRA shares expenses equally between the member and the employer-sponsored HRA from the first dollar of coverage.

Nationally recognized medical management programs complement each type of health plan the company offers. The Medical Outreach℠ program features care management, disease management, and online health management tools to help businesses realize significant annual medical cost savings.

Great-West Healthcare's disease management program serves more than 100,000 enrolled members with asthma, diabetes, cardiac and other conditions. This program has led to an increase in appropriate physician office visits and pharmacy use while decreasing hospital stays among program participants, resulting in average medical savings over $2,000 per year for enrolled members with diabetes and cardiac conditions.

In 2003, the division strengthened its disease management outreach with the addition of oncology and neonatology programs, earning industry honours for its suite of programs as the Best Disease Management Program for a National Preferred Provider Organization. Presented by the Disease Management Association of America, the award acknowledged the company's continued results and commitment to treating members with chronic diseases, as well as innovative programs introduced during the year. Great-West Healthcare will augment its disease management offerings in 2004 with the introduction of pain management, depression management, and other targeted programs.

The division also completed a number of compliance initiatives, including privacy and electronic transaction requirements associated with the administrative simplification provisions of the federal *Health Insurance Portability and Accountability Act.*

While building a strong foundation was the guiding force in 2003, Great-West Healthcare also recognized the need to manage expenses. The division consolidated regional functions into corporate headquarters to reflect increased operating efficiencies, and implemented targeted reductions to better align its workforce with current membership.

Looking to 2004, the division believes its emphasis on new product design and ongoing process improvements will give it the edge in helping customers meet the benefit challenges of tomorrow.

FINANCIAL SERVICES DIVISION

GWL&A's Financial Services Division provides employer-sponsored defined contribution retirement plans, deferred compensation plans, and 401(k) plans for the government, health care, educational, corporate and institutional markets throughout the United States. It also provides customized life insurance and annuity products for individuals and corporate executives. Through FASCorp, it offers private-label record-keeping and administrative services for other providers of defined contribution plans, as well as GWL&A and its affiliates.

The division saw a year of milestones and sustained client growth in 2003. Canada Life's U.S. life insurance and annuity customers were integrated into GWL&A's operations, building a base for enhanced earnings. Meanwhile, initiatives undertaken by the units within the division laid the foundation for continued success in 2004.

The Retirement Services unit reinforced its standing as a leading provider of group retirement products and services in the United States. Bringing this entire suite under one umbrella, the division introduced the Great-West Retirement Services℠ brand and name. This unit, which serves institutional clients through the company's FASCorp subsidiary, as well as private, public and non-profit employers, brought GWL&A recognition as "2003 Record Keeper of the Year" from *Defined Contribution News* and earned a ranking as the nation's seventh largest defined contribution record keeper, based on participant count by *Plan Sponsor* magazine.

Strong corporate 401(k) sales demonstrated the success of the company's creation of a sales team specializing in selling 401(k) plans through brokers. The Retirement Services unit also completed the transition of its service team to a focused 401(k) client relationship manager design.

Building on this reinforced customer service foundation, the company pursued strategic opportunities in the 401(k) market place. GWL&A acquired the group retirement







business of Federated Insurance Companies, culminating in a smooth conversion of plan and participant accounts that kept investors in the market throughout. Nearly 87 per cent of Federated's group retirement customers chose to transition to GWL&A rather than move their business to another provider, an exceptional retention rate.

The Retirement Services area also established a strategic relationship with Wells Fargo & Co. GWL&A announced the acquisition of EMJAY Corporation, a subsidiary of Wells Fargo specializing in 401(k) administration and service. The conversion of plans in 2004 will be accompanied by the introduction of a new, small plan 401(k) product. As a new institutional customer, Wells Fargo will use FASCorp's private-label and co-branded record-keeping services for 401(k) plans.



Cementing GWL&A's position as the No. 1 provider of defined contribution services to state governments, the government markets unit added the Commonwealth of Pennsylvania as its fourteenth state customer. With four of America's five largest cities – New York, Los Angeles, Houston, and Philadelphia – among its clients, the company is also a leading provider for cities, counties, and political subdivisions, with 1,300 plans in this market. Major new clients for 2003 also included the New York Metropolitan Transit Authority, the West Virginia Teachers' Defined Contribution Plan and the Indiana Public Employees' Retirement Fund for elected officials.

In the health care institutions retirement market, an open architecture approach allowing plan sponsors to take charge of the design and objectives of their retirement plans led to outstanding retention in 2003. Of the 23 plans up for review, 100 per cent of contracts were renewed for a term of no less than three years. New customers in this market included Via Christi Health System, a major health care provider in the American Midwest.

GWL&A's registered investment advisor subsidiary, Advised Assets Group, LLC (AAG), offers investment advice in partnership with Financial Engines Advisors LLC to qualified retirement plan participants. AAG also provides investment performance reports to plan sponsors. New AAG clients in 2003 included the states of Louisiana and Pennsylvania, representing 88,000 participants collectively. Both entities enhanced their retirement plans with online investment advice for participants.

A leading provider of record-keeping and administrative services for the defined contribution and institutional markets, FASCorp capitalized on its flexibility and operating scale to secure a record number of new institutional client contracts in 2003. GWL&A realized growth in plan and participant counts of existing partners as well, while a resurgence of the stock market contributed to an increase in assets administered.

With a new strategy to market FASCorp's record-keeping services in conjunction with Great-West Retirement Services, GWL&A offers an expanded package of services to current institutional customers, as well as prospective clients. The fully bundled product includes mutual funds, annuity products, relationship management, compliance services, investment advice in conjunction with AAG, and marketing, educational, and enrollment services to complement state-of-the-art record-keeping services. In addition, the company provides strategic guidance to institutional partners to help them add new plans and participants to these platforms.



Industry mergers and acquisitions in the coming year are likely to redraw the retirement services landscape. Growing relationships with American Funds and Wells Fargo demonstrate FASCorp's ability to partner with premier firms in this new competitive environment.

FASCorp's private-label record-keeping capabilities for large financial institutions, as well as co-branded and private-label services for defined contribution plans, present a distinct market advantage over competitors. As many investment providers explore the outsourcing of record-keeping functions, GWL&A is in a unique position to capitalize on market opportunities.

In the individual market sector, the acquisition and integration of Canada Life's U.S. business added to GWL&A's client base and balance sheet and paved the way for enhanced earnings through economies of scale.

The business-owned life insurance (BOLI) area continued its core distribution partnership with Clark Consulting, with a focus on the general corporate and financial institution benefit plan market. The company introduced its BOLI product into the small-case non-qualified deferred compensation market. BOLI assets remained stable in 2003 amid a challenging economic setting and uncertain legislative environment.

In the education market, GWL&A continues to focus on value-based retirement solutions for educators through a low-cost mutual fund retirement savings program.

Throughout the company, innovative products, enhanced customer relationships, and focused sales and service strategies set the stage for continued growth in 2004. A commitment to fundamentals and a strategic blend of products and distribution channels allow GWL&A to deliver solid overall performance and position the company for continued success.

IGM FINANCIAL INC.*

INVESTORS GROUP INC.*

IGM Financial owns Investors Group and Mackenzie Financial. Together these companies are Canada's largest mutual fund organization managing almost twice the assets of their next competitor. They hold a 17 per cent market share, with assets of $78 billion.

IGM Financial's goal is to provide superior long-term returns to shareholders.

23.5%
fifteen-year annual compound returns to shareholders

$400 million to $9.4 billion
fifteen-year growth in market capitalization

$1.3 billion
aggregate dividends paid to shareholders over fifteen years

* Investors Group has sought shareholder approval to change its name to IGM Financial Inc. at a meeting on April 30, 2004.

Investors Group provides personal financial services to a million Canadians.

The Investors Group portfolio includes 147 mutual funds, segregated funds and managed asset funds. The products are distributed through Investors Group's own network of over 3,200 consultants who offer personalized service from the company's 111 financial planning centres across Canada.

Investors Group also offers insurance products and mortgages, as well as banking and securities products and services.

Over 1 million
Canadians served

$43 billion
in mutual fund assets

3,200
Investors Group consultants



R. JEFFREY ORR
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
INVESTORS GROUP INC.

Financial markets around the world recorded sharply improved performance over much of the year, after an extended period of weakness. Clients who took a long-term view of their investments these past few years were indeed well rewarded in 2003.

INVESTORS GROUP INC. FINANCIAL RESULTS

The attractive investment returns experienced by clients in 2003 were, however, slow to translate into renewed client confidence. Flows into the company's mutual fund and other asset management products did not begin to show signs of improvement until very late in the year.

Investors Group Inc. nonetheless recorded another strong year of financial results in 2003. Despite average mutual fund asset levels which were 4.4 per cent lower than in 2002, net income attributable to common shareholders for the year ended December 31, 2003, excluding the items noted below, was $534 million, compared with $491 million in 2002. Earnings per share on this basis were $2.01, compared with $1.85 in 2002, an increase of 8.6 per cent. Refer to page 95 of the *Management Discussion and Analysis of Operating Results* for an explanation of non-GAAP measures.

Net income excludes:

- a dilution gain of $14.8 million resulting from the reduction in the company's percentage ownership of Lifeco, related to their acquisition of Canada Life;
- the reversal of $24.8 million ($15.6 million after tax) of restructuring costs related to the Mackenzie acquisition; and
- a non-cash income tax charge of $24.8 million related to the impact of increases in Ontario income tax rates on the future income tax liability related to indefinite life intangibles.

Net income attributable to common shareholders for the year ended December 31, 2003, including these items, was $539 million and earnings per share were $2.03.

Lower fee revenue in 2003 was offset by several factors, with lower costs being the most significant of these. The expense performance was the result, in part, of the company's two operating units – Investors Group and Mackenzie – working together to achieve the synergy targets which were established two years earlier at the time of the Mackenzie acquisition. The lower expense levels were also the result of the company's ongoing cost







containment efforts and lower commission levels. Higher net investment income and lower taxes were other factors which contributed to the increase in earnings.

Dividends increased for the fourteenth consecutive year, rising 13 cents to 99 cents per share.

2003 PRIORITIES

Investors Group Inc.'s activities and decision making are guided by a long-term view of its industry and its business. The future prospects for advice-based financial services in Canada are positive, and the company seeks to utilize the combined advantages of Investors Group and Mackenzie, including scale, strong brands, multiple distribution channels and financial strength, to establish and maintain a leadership position well into the future.



A number of important changes and strategic investments were made in Investors Group's business operations to enhance the competitiveness of its products and services. These included:

- improvements to strengthen the competitiveness of Investors Group's consultant and field management compensation, recognition and support, which will enhance retention and recruitment;
- more effective, personalized financial solutions for Investors Group clients through a new strategic investment planning process called *Symphony*™;
- the introduction of banking products and services for Investors Group in conjunction with National Bank of Canada; and
- an upgrade of the Investors Group *Advantage*™ technology platform for consultants, with new hardware designed to increase productivity.

These enhancements were achieved while Investors Group Inc.'s management and personnel also focused on the three specific priorities for Investors Group and Mackenzie which had been established for the year, being:

- pursuing opportunities created by the Mackenzie acquisition;
- growing the level of assets under management; and
- managing expenses prudently.

MACKENZIE OPPORTUNITIES

Investors Group Inc. surpassed its goal of achieving $100 million in annual cost and revenue opportunities flowing from the Mackenzie acquisition during the second quarter. Prior to year-end, the company also successfully completed one of the largest projects undertaken as part of the transition process – the move to a single mutual fund unitholder administration system for Investors Group and Mackenzie which preserves the integrity and privacy of each company's client base. This was the single biggest systems conversion ever in the mutual fund industry, and the resulting scale will provide numerous advantages in the years to come.

While the targeted synergies have been realized, the company will continue to focus on a number of opportunities between Investors Group and Mackenzie for product and service enhancements and operating efficiencies in a number of areas.

GROWTH IN ASSETS

The strength of the financial markets resulted in higher mutual fund assets, on a consolidated basis, at the end of 2003 versus the levels at the start of the year. Combined mutual fund assets between Investors Group and Mackenzie were $74.7 billion at year-end, up 9.1 per cent.

EXPENSE MANAGEMENT

The company continued to focus on expense management measures beyond the cost-reduction opportunities created by the transition activities. These measures were designed to gain efficiencies and reduce expenditures without affecting the quality of service provided to clients, consultants and advisors. Through prudent management, non-commission expenses between Investors Group and Mackenzie were reduced by 7.7 per cent or $41 million relative to the prior year.


INVESTORS GROUP INC.
1999
2000
2001
2002
2003
2.25
2.00
1.75
1.50
1.25
1.00
1.12
1.35
1.56
1.85
2.01

EARNINGS PER SHARE
[IN DOLLARS]
[Excluding goodwill, Mackenzie restructuring costs, dilution gain and 2003 non-cash income tax charge]

PURCHASE OF LIFECO COMMON SHARES

During 2003, Investors Group supported Lifeco in its acquisition of Canada Life by purchasing $100 million of Lifeco common shares issued as part of the financing of the transaction. The company believes the acquisition of Canada Life is attractive to Lifeco from both a strategic and financial perspective.

INVESTORS GROUP OPERATING RESULTS

Market appreciation resulted in growth in assets under management in 2003 and, although mutual fund sales were weak throughout the industry, the non-mutual fund side of Investors Group's operations continued to experience strong growth in a number of areas. The following results exclude operating results from Mackenzie, which are reported separately in this annual report:

MUTUAL FUNDS

- Assets under management were $40.9 billion in 2003, up 8.8 per cent from $37.6 billion in 2002.
- Gross sales through Investors Group's consultant network were $4.0 billion in 2003, compared with $4.9 billion in 2002.
- The redemption rate on long-term funds was 10.7 per cent in 2003, compared with 10.2 per cent in 2002, significantly lower than the industry average.
- Net redemptions through Investors Group's consultant network were $839 million.

INSURANCE

- Sales of insurance products were $31.5 million for the year, compared with $32.6 million in 2002.

SECURITIES

- Assets under administration increased by 22.4 per cent during the year.
- External assets gathered totalled $894 million in 2003, compared with $1.2 billion in 2002.

MORTGAGES

- Mortgage originations were $838 million in 2003, up 19.4 per cent from 2002.

BANKING

- *Solutions Banking*™ was launched in the second quarter of 2003.

INVESTING IN CLIENT RELATIONSHIPS

For over 75 years, Investors Group has built strong client relationships through personal financial planning. Its consultants invest their time and expertise to create suitable financial solutions that meet its clients' individual needs, and Investors Group provides a comprehensive selection of financial products, services and advice to support them in this endeavour.

Investors Group invests heavily in its consultants and provides them with extensive training and support. These consultants examine the client's long-term goals and tolerance for risk, and recommend balanced, diversified and professionally managed investment portfolios, while providing knowledgeable advice on retirement, tax and estate planning.

The value of this approach was evident in 2003, as the many clients who took a long-term view and stayed true to their investment objectives during the prolonged bear market were rewarded with attractive returns.

INVESTING IN PRODUCTS, SERVICES AND SUPPORT

Investors Group made further investments in its products and services in 2003, resulting in additional enhancements to their quality and selection. Investors Group's mutual funds continue to provide clients with excellent investment performance.

At year-end, 40 per cent of Investors *Masterseries*™ mutual funds had four- or five-star ratings from the independent *Morningstar*™ service, and 74 per cent had a rating of three stars or above, both significantly higher than the *Morningstar*™ universe and consistent with results from the past several years.

In August, Investors Group adjusted the fundamental investment strategy for seven of its *1World*™ portfolio funds to more effectively diversify their investments according to the *Symphony*™ strategic investment planning approach. They are now known as the *Allegro*™ Portfolios.

Also during the year, I.G. Investment Management, Ltd. and Mackenzie took on additional fund advisory duties and Waddell & Reed Ivy Investment Company and J.P. Morgan Fleming Asset Management (Canada) Inc. were added as subadvisors to certain funds and equity pools.

During the second quarter, Investors Group launched *Solutions Banking*™, a private-label banking offer in conjunction with National Bank of Canada. The offer consists of a suite of 17 deposit, lending and credit insurance products, including credit cards, debit cards, cheques and online banking through the Investors Group Web site. The introduction of banking products and services expands Investors Group's financial planning platform to address an even broader scope of its clients' financial needs.

INVESTING IN THE COMMUNITY

Investors Group was proud to maintain its commitment to the communities in which its consultants and clients live and work. Through the Investors Group Community Investment Program and in partnership with consultants and employees, Investors Group contributed financial resources and substantial volunteer support in 2003 to projects and organizations across Canada. For the second consecutive year, Investors Group was named the winner of the Imagine Mutual Fund Community Investment Award in recognition of its commitment to the community.

INVESTING IN OUR FUTURE

Going into 2004, Investors Group is a stronger and more focused organization. There is a greater sense of optimism in the financial markets, and that optimism is beginning to be shared by an increasing number of its clients and potential clients.

The investments made in its people, platform and operations over 2003 have made Investors Group even more competitive. With its efforts focused on growth in 2004, Investors Group will continue to prudently manage its expenses and work with Mackenzie and the other members of the Power Financial group of companies – Great-West Life, London Life and Canada Life – to make each of its operations more effective and efficient.

The year ahead will be about building a thriving business, which will benefit Investors Group's clients, consultants, employees and the company.

Mackenzie financial, through relationships with nearly 40,000 independent financial advisors across Canada, provides a broad array of products to over one million investors.

Mackenzie Financial holds a 7.7 per cent share of the Canadian mutual fund market. Through a subsidiary, it is the leader in offering trusteeship and administrative services, as well as banking products to the independent financial planner distribution channel.

Over 1 million
Canadians served

$35 billion
in mutual fund assets

40,000
independent financial advisors



JAMES L. HUNTER
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
MACKENZIE FINANCIAL CORPORATION

The positive market performance in 2003 was a welcome development for Mackenzie's business and for the entire industry. As investor confidence returns, Mackenzie's depth of talent and innovative products will stand out and should be rewarded with both market share increases and sales.

The return of market momentum will be very positive for shareholders and fund investors. Expenses continue to be a concern for independent financial advisors and Mackenzie is managing costs and carefully seeking efficiencies for all stakeholders.

2003 RESULTS

In 2003, Mackenzie's contribution to Investors Group Inc.'s earnings from operations before interest and taxes increased to $221 million from $218 million in 2002. Just as important, Mackenzie generated $3 billion in market returns for investors in its mutual funds.

Mackenzie management also continued to pursue synergy goals among its affiliated organizations within the Power Financial group of companies. Together, the stated goal for shareholder and unitholder synergies of $100 million in 2003 was exceeded. Mackenzie believes that additional opportunities will continue to be achieved in the year ahead.

As one example, in November 2003, the transfer of Investors Group's mutual fund unitholder records to Mackenzie's industry-leading software platform was completed. This conversion will significantly reduce future unitholder costs as both Mackenzie and Investors Group now maintain only one world-class software platform, which serves two separate and distinct fund administration teams. One of the key features of the software is its secure multi-company capability, which preserves the integrity and privacy of each company's client base.

BUILDING A STRONG TEAM

The rising markets of this past year are good news, but Mackenzie is still operating in a highly competitive environment. For this reason, the company has been unrelenting in adding



to its already strong team of investment managers. During 2003, Mackenzie added to its pool of talent with the arrival of two-time Canadian Fund Manager of the Year Ian Ainsworth and his colleague Mark Grammer. Peter Dawkins, former Managing Director of Institutional Equity Research at a major Canadian bank-owned brokerage firm, was hired as Chief Investment Officer and Karen Bleasby, Chief Investment Officer of a former competitor, joined Mackenzie to work on quantitative and asset allocation products.

Mackenzie also appointed very accomplished managers from the U.S. firm of Waddell & Reed Ivy Investment Company to subadvise assets in several of its funds. With Waddell & Reed, Bluewater Investment Management Inc. and The Cundill Group, Mackenzie's line of U.S. funds now offers the full spectrum of value, blend and growth investment styles, and the company is well positioned to take advantage of a growing interest in U.S. markets.



CRITICAL SUCCESS FACTORS

The business of Mackenzie is to provide investment solutions and products to independent financial advisors and their clients. Accordingly, industry-leading investment results are a fundamental focus of the company. Mackenzie believes investment results are the number one critical success factor in its segment of the industry. The following points illustrate the strength of Mackenzie's team:

- Throughout the year, Mackenzie had more five-star *Morningstar*™ funds than any other Canadian mutual fund company.
- 90.1 per cent of Mackenzie's mutual fund assets were in the first or second quartile, on a ten-year basis, at December 31, 2003.
- At the Canadian Investment Awards Gala for 2003, Mackenzie won eight awards for the second consecutive year, including Peter Cundill's "Analysts' Choice Fund Manager of the Year" and Chief Investment Strategist Fred Sturm's second consecutive award for "Specialty Fund of the Year".
- Among Mackenzie managers Peter Cundill, Jerry Javasky and Ian Ainsworth, one of these fund managers has won the industry's most prestigious "Analysts' Choice Fund Manager of the Year" award five of the last six years – a record of which Mackenzie is especially proud.

The skills and expertise of Mackenzie's marketing and sales group were also demonstrated with the winning of the "Print Advertising Award" for the "Some people are lucky, for the rest of us it takes planning" campaign.

Mackenzie's marketing team completed a major repositioning initiative to properly showcase its fund brands within the Mackenzie corporate identity. This approach allows Mackenzie to promote its corporate name and integrate separate fund brands with distinct service concepts, such as its group RRSP business and Private Client services for independent financial advisors and their clients.

MACKENZIE OPERATING RESULTS

In 2003, Mackenzie had gross sales of $5.3 billion, the highest in the independent advice channel of the industry. This led to $209 million in net sales for long-term funds, a result that was among the best for major independent fund companies.

In addition to mutual funds, Mackenzie provides investment management, administration and distribution services for private and institutional investors, segregated funds and labour-sponsored investment funds. All business segments gained assets in 2003. Private and institutional assets grew 36.6 per cent, segregated funds increased 35.9 per cent and VenGrowth labour-sponsored funds gained 4.8 per cent.

Mackenzie continues to support, train and maintain a wholesale fund sales force which independent financial advisors rate as the best in the industry.

Mackenzie's track record in product development and innovation continued at an active pace in 2003. For example, the company has focused on improving the tax planning opportunities and the tax deferral available from Mackenzie's new, improved Capital Class funds. With the launch of RRSP Canadian-content eligibility and other products soon to be introduced, Mackenzie believes that a more tax-efficient fund, structured investment product, or income trust would be difficult to find in Canada. The unique new Capital Class structure should be a powerful platform to compete against alternative investment products, such as income trusts and closed-end funds.

Mackenzie's new Symmetry product line brings together the best of strategic asset allocation and advice to provide a level of customization not available with most other programs. Symmetry portfolios are constructed to meet each investor's unique profile using strategic asset allocation. The program allows further customization with the integration of active funds to incorporate style biases, investment themes, or concentration on a particular geographic region. As part of Mackenzie's proprietary Capital Class structure, Symmetry offers a level of tax optimization unmatched among wrap programs in Canada. The structure enhances the tax-deferral attributes of certain fund classes for investors who wish to compound their investment tax-free until such time as they dispose of their investment. The product is also useful for investors and their families who require tax-efficient current income.

Mackenzie also introduced two new fund brands in 2003: Sentinel and *Select Managers*™. Sentinel comprises 14 of Mackenzie's existing income funds and *Select Managers*™ comprises 6 of the former *Universal Select Managers*™ funds.

Mackenzie also launched three CIBC *FULPaY*™ Mackenzie Funds-Linked Deposit Notes during the year. These products provide protection of principal and the potential to deliver equity-like returns with sales in 2003 exceeding $100 million.

TRUST AND ADMINISTRATION SERVICES

Mackenzie continues to benefit from the support and contribution of its trust and administrative services operations at M.R.S. Trust Company, Multiple Retirement Services Inc., M.R.S. Securities Services Inc. and Winfund Software Corp. Collectively, these firms allow Mackenzie to internalize revenue, reduce costs and support independent financial advisors with scale-based back office solutions. Together, MRS Group partners with independent financial advisors and their dealer firms to provide product and service solutions to increase their competitive advantage in the market place. MRS Group services 900,000 registered and investment accounts, through more than 9,500 independent financial advisors representing some 400 dealer firms across Canada.

Looking ahead, the MRS Group of Companies management sees significant opportunities to broaden its services and dealer revenue base using its superior technology and low-cost, multi-dealer mutual fund processing and net settlement systems. In addition,







several potential synergies have been identified between MRS's securities business, MRS's mutual fund dealer services business, Winfund's business and various businesses of Mackenzie's sister company, Investors Group. Work is ongoing to capture those synergies and to internalize revenue currently paid to third-party software and other service providers.

POSITIONED FOR GROWTH

In summary, Mackenzie concluded the year with over one million clients across Canada and over $38 billion in assets under management and administration. Mackenzie works with nearly 40,000 independent financial advisors across Canada and has a 7.7 per cent market share among Investment Funds Institute of Canada member mutual fund manufacturers.

Mackenzie is in a strong position to deliver prosperity and growth. The company enjoys a powerful combination of resources within the Power Financial group of companies, an entrepreneurial management team and innovative, industry-leading products.



Pargesa Holding S.A. is a European-based holding company with interests in four large European companies.

Through Bertelsmann, Pargesa participates in the world's major media and entertainment markets. Bertelsmann controls RTL Group, the leading television group in Europe; Random House, the world's largest book publisher and the BMG music group. Through Imerys, Pargesa is involved in producing minerals and ceramic components used in a variety of industrial applications.

Pargesa also has significant investments in Paris-based Total and Suez. Total is a global petroleum company created through the merger of Total, Elf and PetroFina. Suez is a leading industrial organization providing infrastructure and global utility services in electricity, water and waste management.

Pargesa achieves significant returns through realizations on investments.

14.5%
annual compound returns to shareholders since 1990

$6.1 billion
market capitalization

$1.4 billion
aggregate dividends paid to shareholders since 1990



AIMERY LANGLOIS-MEURINNE
MANAGING DIRECTOR,
PARGESA HOLDING S.A.

PARJOINTCO N.V.

Power Financial Corporation, through its wholly owned subsidiary Power Financial Europe B.V. and the Frère group of Belgium each hold a 50 per cent interest in Parjointco N.V., a Netherlands-based company. Parjointco's principal holding is a 54.4 per cent equity interest (61.4 per cent of the voting shares) in Pargesa Holding S.A. (Pargesa), the Pargesa group's parent company, which is based in Geneva, Switzerland.

PARGESA'S PORTFOLIO

As at December 31, 2003, Pargesa had a 48.0 per cent equity interest (50.3 per cent of the voting shares) in the Belgian holding company Groupe Bruxelles Lambert (GBL). Pargesa and GBL had shareholders' equity of $6.3 billion and $11.3 billion, respectively, at year-end 2003.

Pargesa and GBL together hold a controlling interest in Imerys S.A., a world leader in minerals. GBL also has interests in three leading European companies: Bertelsmann (media and entertainment), Total (oil, gas, and chemicals) and Suez (energy, water and waste services).

The strategy of the Pargesa group is to focus on developing and adding value to the companies in which it holds substantial interests. As at December 31, 2003, the group's four main holdings – Bertelsmann, Total, Suez and Imerys – accounted for 93 per cent of Pargesa's adjusted net asset value.

BERTELSMANN

With its head office in Gütersloh, Germany, Bertelsmann is an integrated media and entertainment company. Bertelsmann generated revenues of €16.8 billion ($26.6 billion). It has leading positions in the world's major media and entertainment markets. The group includes:

- RTL Group, Europe's leading television, radio and television production group;
- Random House, the world's largest book-publishing group with more than 250 publishers, including Alfred A. Knopf, Bantam, Siedler Verlag, and Goldmann;
- the international publishing house Gruner + Jahr, Europe's largest magazine publisher;
- the Bertelsmann Music Group (BMG) with more than 200 labels, including RCA, Arista, Jive, and J Records, and artists such as Alicia Keys, Dido, Pink, Avril Lavigne, OutKast and Britney Spears;
- DirectGroup, Bertelsmann's direct-to-customer business, includes book and music clubs that have 32 million members worldwide; and
- Arvato contains the group's media services, including the expanding business units of Arvato Logistics Services Group and Arvato Direct Services.

Among the key events of the year, Bertelsmann sold, in May 2003, the specialist publishing group BertelsmannSpringer, based on a debt-free amount of €1.05 billion ($1.6 billion). The media content businesses are now focused on entertainment.

In December 2003, Bertelsmann and Sony Corporation signed an agreement to combine their recorded music businesses in a joint venture. The newly formed company, Sony BMG, will be 50 per cent owned by Bertelsmann and 50 per cent owned by Sony Corporation of America and will be based in New York.

Sony BMG will combine the recorded music businesses of BMG and Sony Music Entertainment. It will not include the parent companies' businesses in music publishing, physical distribution and manufacturing. This agreement lays the groundwork for a new company that focuses on the core creative business, seeking to create an environment where it can best serve the global music audience and where artistic expression can thrive. This transaction is expected to enhance the profitability of the Bertelsmann music business unit, which has been operating in a challenging market environment during the past few years. The transaction is subject to regulatory approval.

PARGESA HOLDING S.A.

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST
AS OF DECEMBER 31, 2003


PARGESA
48.0% [1]
GROUPE BRUXELLES LAMBERT
25.1%
3.6%
7.2%
26.4%
27.1%
BERTELSMANN
TOTAL
SUEZ
IMERYS

[1] PARGESA HELD 50.3 PER CENT OF THE VOTING RIGHTS IN GBL AT DECEMBER 31, 2003

DISTRIBUTION OF ADJUSTED NET ASSET VALUE OF PARGESA AT DECEMBER 31, 2003


BERTELSMANN
19%
SUEZ
13%
OTHER ASSETS, NET
5%
IMERYS
24%
TOTAL
39%

In 2003, Bertelsmann was affected by the weakness of the U.S. dollar against the Euro. The weaker dollar primarily affected Random House and BMG. Results in 2003 were also affected by reduced demand and product piracy faced by BMG. Despite these factors and a difficult economic climate in Europe, especially in Germany, the group generated an operating EBITA of €1,123 million ($1,777 million), compared with €936 million ($1,388 million) in 2002. In addition, Bertelsmann recorded capital gains of €620 million ($981 million) in 2003, primarily on the disposal of BertelsmannSpringer, the specialist publishing group, and of its position in barnesandnoble.com. Net income was €154 million ($244 million) for the year, compared with €928 million ($1,376 million) in 2002. Net financial debt was reduced from €2.7 billion ($4.5 billion) in 2002 to €0.8 billion ($1.3 billion) at the end of 2003.

RTL GROUP RTL Group is Europe's leader in television, radio and TV production, with revenues of €4.5 billion ($7.1 billion) in 2003. RTL Group has holdings in 25 television







channels and 23 radio stations in 8 European countries. Based in Luxembourg, it produces more than 9,000 hours of programming in 39 countries. RTL Group is one of the world's leading non-U.S. content providers. Despite overall weak advertising markets, especially in Germany, RTL Group achieved operating EBITA of €503 million ($796 million), compared with €465 million ($690 million) recorded the previous year.

RANDOM HOUSE Random House is the world's largest English-language publishing house encompassing publishers such as Ballantine Books, Bantam Dell, and the Knopf Publishing Group. It also includes Golden Books Entertainment, one of the leading U.S. children's book publishers, with extensive rights to family entertainment properties. Random House and Mondadori contributed their respective worldwide Spanish-language book publishing operations in a joint venture called Grupo Editorial Random House Mondadori. Based in Barcelona, this group is now the world's second-largest publisher of trade books in Spanish.



In Germany, the activities of Verlagsgruppe Random House extended its operations significantly by acquiring Heyne Verlag. Random House became the first Western trade book publisher to enter the Asian book market by forming a joint venture with Kodansha, Japan's leading book publisher. A similar landmark collaboration was signed in Korea with JoongAng Ilbo Publishers. J.M. Coetzee, whom Random House has long published in the U.K., Canada, Australia, and Spain, won the Nobel Prize for Literature. Operating EBITA in 2003 reached €147 million ($232 million), compared with €168 million ($249 million) in 2002. The decline is mainly attributable to foreign currency effects from the U.S. dollar to Euro, since the greatest part of Random House revenues and profits originates in the United States of America.

GRUNER + JAHR Gruner + Jahr, Europe's largest magazine publisher, generated revenues of €2.5 billion ($3.9 billion) in 2003. The group publishes more than 110 magazines and newspapers in 15 countries with titles such as GEO, Capital, Femme Actuelle, Family Circle and Parents. Despite the decline in advertising revenues, the company managed to increase its operating EBITA to €234 million ($370 million), compared with €226 million ($335 million) in 2002.

BMG In 2003, the Bertelsmann Music Group continued to do business in a difficult, shrinking market. By eliminating regional corporate groups in Europe, Asia and in the Latin regions, BMG reduced its operating costs and enhanced its ability to bring music to the markets quickly and more efficiently. Operating EBITA reached €110 million ($174 million), after €125 million ($185 million) in 2002.

In 2003, a record 22 Grammy Awards testify to the creative leadership across all musical genres and regional borders. The year's top sellers included the work of BMG stars Avril Lavigne, Pink, Britney Spears, Alicia Keys, R. Kelly, OutKast, Dido, Christina Aguilera, Justin Timberlake, Dave Matthews Band and Eros Ramazzotti. As stated earlier, Bertelsmann and Sony Corporation of America announced that they intend to merge their recorded music divisions into a new joint venture, Sony BMG. This new venture is a bold move towards reducing operating costs and revitalizing the music business in difficult markets.

ARVATO With approximately 60 subsidiaries worldwide, Arvato is one of the largest internationally networked media service providers. The group consists of the Bertelsmann Services Group, which offers its customers industrial services such as the management of information, data and merchandise flows, service centres, storage media production, digital rights management, and state-of-the-art printers. Arvato also includes Sonopress, the world's leading manufacturer of CDs and DVDs, the multimedia-printing operation Topac, and Digital World Services, the leader in Internet digital rights management. Arvato's operating EBITA for 2003 was €260 million ($411 million), compared with €217 million ($322 million) in 2002.

DIRECTGROUP BERTELSMANN By focusing on club businesses, DirectGroup generated an earnings leap in 2003 despite a revenue decline to €2.3 billion ($3.6 billion) (2002 – €2.7 billion ($4.0 billion)). Operating EBITA improved from minus €150 million in 2002 to nearly break-even in 2003 despite a tough economic climate.

The improved operating results are evidence of successful rehabilitation measures: a focus on core business, systematic withdrawal from pure e-commerce, and the increased delegation of responsibility to local management as part of strengthening the decentralized organization. The division also relied on active cost-management measures.

Parallel to its reorganization, DirectGroup began enhancing the appeal of its clubs by modernizing stores and launching media campaigns. For the first time, selected books were promoted worldwide as part of a joint marketing initiative. A new joint venture with a Chinese partner ("21st Century Book Chain") is expected to bring further growth. Bertelsmann is the first international media company to be given the opportunity to build a nationwide book retail chain in China. At year-end, the worldwide book and music clubs of the group counted 32 million members.

TOTAL

Total is an international oil, gas, and petrochemical group based in Paris, France, operating in more than 100 countries. It is involved in all aspects of the oil and gas industry, from exploration and production to refining and retail distribution. The petrochemical group is an international leader in each of its market segments, which include petrochemicals and plastics, intermediate and performance polymers, and specialty chemicals. In 2003, Total had sales of €104 billion ($164 billion). Investment expenditures remained substantial and totalled some €7.7 billion ($12.2 billion), 69 per cent for the upstream sector. Net cash flows from operating activities before changes in working capital amounted to €12.5 billion ($19.8 billion), compared with €11.0 billion ($16.3 billion) in 2002.

In 2003, the five per cent increase in hydrocarbon production, combined with the implementation of productivity programs and ongoing share buy-backs representing 4.6 per cent of capital, drove up net income per share (excluding non-recurring items) to a record high of €11.56, an increase of 23 per cent from 2002. When expressed in U.S. dollars for purposes of comparison with peers, this is a 47 per cent increase, one of the industry's best performances.

Net income, excluding non-recurring items, was up 17 per cent compared with 2002, reaching €7.34 billion ($11.5 billion). Net income amounted to €7.03 billion ($11.1 billion), an 18 per cent increase.

In 2003, Total's return on average capital employed was 19 per cent and its return on equity was 26 per cent, versus 20 per cent in 2002.

UPSTREAM SECTOR Total's hydrocarbon production increased by five per cent in 2003, to 2.5 million barrels of oil equivalent per day. Proven reserves also grew in 2003, reaching 11.4 billion barrels of oil equivalent. These proven reserves represent 12.3 years of production based on the current production rate. The 2001–2003 average reserve replacement rate for Total's consolidated subsidiaries was 145 per cent.

DOWNSTREAM SECTOR Total is Europe's largest refiner and distributor. In 2003, it refined an average of 2.5 million barrels per day, a six per cent increase. Capacity utilization rose to 92 per cent from 88 per cent in 2002. Refined product sales remained virtually stable at 3.7 million barrels per day.

PETROCHEMICALS SECTOR In 2003, sales for the petrochemical segment were €17.3 billion, down 11 per cent. Excluding the company's paint operations, which were sold in February 2003, this decrease would have been only two per cent and is primarily due to exchange rate fluctuations.

SUEZ

With its head office in Paris, France, Suez is a leading international industrial organization providing private infrastructure and global utility services related to energy and the environment. In 2003, Suez generated revenues of €39.6 billion ($62.7 billion) through operations in 130 countries. Europe and North America contributed almost 90 per cent of revenues, with approximately 80 per cent in Europe alone.

In 2003, after a period of sustained international growth in recent years, Suez redirected its focus to its core businesses, namely energy and environment, and took steps to strengthen its financial structure. Non-strategic assets were sold, including the majority of interests held in the communications sector. Non-performing interests or contracts were also sold or terminated, and the company also disposed of Nalco and of a 75 per cent position in Northumbrian. These steps reduced net debt from €26 billion ($43 billion) in 2002 to €15 billion ($24 billion) at year-end 2003 and to €13.9 billion by the end of February 2004. The company reduced its risk exposure in emerging countries and its annual average investment program was cut from €8 billion ($12 billion) to €4 billion ($6 billion). Going forward, Suez will focus on its more robust and profitable markets: the European Union and North America. It is also working to implement a major cost-reduction program.

Net operating income was €747 million ($1,182 million) and, after accounting for non-recurring charges and restructuring costs related to the implementation of the above-mentioned action plan in 2003, the company recorded a net loss of €2.2 billion ($3.5 billion).

IN THE ENERGY SECTOR, Suez had revenues of €26.6 billion ($42 billion). Suez controls 100 per cent of the Belgian company Suez-Tractebel, one of the largest private electric utilities in the world, with more than 90,000 employees in 100 countries. It has an installed production capacity of more than 50,000 megawatts. Through its affiliates, Suez-Tractebel operates gas transportation facilities and provides management and maintenance services for thermal installations, urban heating and cooling systems, and co-generation systems, mainly in Europe and the United States.

IN THE ENVIRONMENTAL SECTOR, with sales of €12.3 billion ($19.5 billion), Suez is the world leader in water-quality improvement and engineering management. It provides water distribution and purification services. Its subsidiary, Degrémont, is the global leader in its field with 10,000 plants built. Degrémont provides engineering services for the design and construction of water treatment plants. Suez is also a major European operator in the area of waste management and is involved in the collection, sorting, processing, storage and recycling of a wide range of household and industrial waste.



IMERYS

The Imerys group is a world leader in the production and sale of value-added minerals. Imerys posted annual sales of €2.7 billion ($4.3 billion) for fiscal year 2003. With substantial mineral reserves and sophisticated processing facilities, Imerys produces essential value-added products for a diversified clientele. The company holds market-leading positions in each of its four niches: Pigments for Paper, Specialty Minerals, Building Materials, and Refractories & Abrasives.

In 2003, sales were 4.7 per cent lower than in 2002, basically due to the depreciation of the U.S. dollar against the Euro. Despite unfavourable market conditions, such as the steep rise in the cost of energy and poor economic conditions in the paper, refractories and abrasives markets, Imerys posted net income of €160 million ($253 million), 12 per cent higher than the previous year. This was achieved largely through the company's programs to reduce production costs.

THE PIGMENTS FOR PAPER DIVISION, which had annual sales of €748 million ($1,183 million), produces kaolin, ground calcium carbonate (GCC) and precipitated calcium carbonate. Imerys is the only company with reserves in all three major high-grade kaolin zones: the United States, the United Kingdom and Brazil. This division also has a global production and distribution system for GCC and offers the world's widest range of pigments.

THE SPECIALTY MINERALS DIVISION, which had sales of €763 million ($1,207 million), produces mineral and ceramic components that are essential to a wide range of industries, including paint, plastics, adhesives, porcelain tableware, sanitaryware and floor tiles. The group is the world's leading producer of high-purity graphite, which has many technical applications, including the manufacturing of lithium-ion batteries for mobile phones. Imerys is also the world's leading producer of raw materials for tableware and sanitaryware.

THE BUILDING MATERIALS DIVISION, which had annual sales of €652 million ($1,031 million), manufactures and sells roofing and structural products, primarily for the







construction and renovation of single-family homes. Imerys is France's leading producer of clay roof tiles and clay bricks, and the largest specialist roofing products distributor. It is also the leader in the French market in high-quality natural slates. Imerys products are sold across Europe, but primarily in France.

THE REFRACTORIES & ABRASIVES DIVISION had annual sales of €593 million ($938 million). Imerys holds a leading position in Europe in the sale of high value-added monolithic refractories and is the world's number one producer of minerals for abrasives. Refractories, which are raw materials or finished products that resist very high temperatures under harsh chemical and physical conditions, have numerous applications in industrial sectors as varied as steel, casting, power generation, ceramics and electronics.





This section of the annual report is a discussion and analysis of Power Financial Corporation's (Power Financial or the Corporation) financial condition, results of operations and cash flows for the year ended December 31, 2003. Additional information relating to Power Financial may be found on SEDAR at www.sedar.com. The 2004 Annual Information Form will be available in May, 2004.

CONTENTS

APRIL 2, 2004

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

OVERVIEW

Power Financial is a holding company which holds substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life, which was acquired in July 2003). In the United States, it operates through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life. All these operating companies are direct or indirect wholly owned subsidiaries of Lifeco.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of financial security advisors, through independent brokers, and through marketing agreements with other financial institutions.

Internationally, insurance and wealth management products and services are offered through Canada Life subsidiaries, mainly in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives and through partnerships with other financial institutions.

Great-West Life provides reinsurance through Canada Life and its subsidiaries, and through London Reinsurance Group (LRG), primarily in Canada, the United States and European niche markets.

As at December 31, 2003, Power Financial and Investors Group held 70.4 per cent and 4.2 per cent, respectively, of Lifeco's common equity, representing 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

INVESTORS GROUP INC.

Investors Group Inc., is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. The company's two operating units, Investors Group and Mackenzie Financial Corporation (Mackenzie), offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.

Investors Group, through a network of over 3,200 consultants nationwide, provides personal financial solutions to close to one million Canadians. Clients receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management with global operations in Winnipeg, Toronto, Montréal, Dublin and Hong Kong and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. At December 31, 2003, Mackenzie had more than $38 billion in assets under management and administration and more than one million clients. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.

As at December 31, 2003, Power Financial and Great-West Life held 56.0 per cent and 3.5 per cent, respectively, of Investors Group's common equity.

PARGESA

The Pargesa group has substantial holdings in a selected number of major companies based in Europe, participating in media and entertainment through Bertelsmann; oil, gas and chemicals through Total; energy, water and waste services through Suez; and specialty minerals through Imerys. Power Financial, through its wholly owned subsidiary Power Financial Europe B.V., and the Frère group each hold a 50 per cent interest in Parjointco N.V., which at the end of 2003 held a 54.4 per cent equity interest in Pargesa representing 61.4 per cent of the voting rights of the company. Pargesa is a public company and more information can be found in its annual report.

Lifeco, Great-West Life, London Life and Investors Group each publish an annual report. Pargesa will publish its 2003 annual report in April 2004. Copies of these annual reports are available from the Secretary of each of these companies or from the Secretary of Power Financial. Lifeco, Great-West Life, London Life and Investors Group are reporting issuers under Canadian securities legislation and accordingly file their financial statements, related management's discussion and analysis, and other disclosure documents on www.sedar.com. Pargesa is a publicly traded company in Switzerland and publishes its financial results in accordance with Swiss legal requirements.

MAJOR DEVELOPMENTS

The major development affecting the Corporation in 2003 was the acquisition on July 10 by Lifeco of Canada Life Financial Corporation (CLFC), the parent company of Canada Life. Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, Great-West Life. CLFC is now a subsidiary of Great-West Life.

The consideration paid by Lifeco for the acquisition consisted of cash, and common and preferred shares of Lifeco.

In support of the transaction, on July 10, 2003 Power Financial and Investors Group invested $800 million and $100 million, respectively, in treasury common shares of Lifeco, through private placements. Prior to the transaction, Power Financial also purchased common shares of Lifeco and CLFC on the open market. The shares of CLFC were subsequently tendered into the acquisition, and Power Financial received common shares and preferred shares of Lifeco, as well as cash. At the end of December 2003, Power Financial's and Investors Group's equity interests in Lifeco stood at 70.4 per cent and 4.2 per cent, respectively, as already mentioned, compared with 78.5 per cent and 4.4 per cent, respectively, at the end of 2002. This decrease in ownership interest in Lifeco generated a significant dilution gain, as explained further in this report.

RESULTS OF POWER FINANCIAL CORPORATION

GENERAL This section is an overview of the results of Power Financial. To facilitate the presentation, discussion and analysis are based on condensed supplementary financial statements prepared by Power Financial's management, as in prior years. In these supplementary financial statements, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation, net earnings are, as in previous years, subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as other income.

Management uses these performance measures in its analysis of the ongoing financial performance of the Corporation and believes that such a presentation, which has been used for many years, provides additional meaningful information to the readers in their analysis of the Corporation's results. "Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the year-over-year comparison of results from operations difficult, including the Corporation's share of specific items identified by Lifeco and Investors Group as well as any non-operating earnings of Pargesa.

Operating earnings and operating earnings per share, as described above, are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided, further in this section, a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

INCLUSION OF PARGESA'S RESULTS

Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP. These adjustments consist, among other things, of eliminating the effect of amortization of goodwill.

Contribution from the European affiliate to Power Financial's earnings is based on an economic (flow-through) presentation of Pargesa's results. Pursuant to this presentation, Power Financial's share of non-operating income of Pargesa, adjusted, if necessary, as described above, is included as part of "other income" in the Corporation's financial statements.

EARNINGS SUMMARY

CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003		2002		
	TOTAL [1]	PER SHARE	TOTAL [1]	PER SHARE	% CHANGE
Contribution from subsidiaries and affiliate to operating earnings	1,294		1,087		
Results from corporate activities	(33)		(13)		
Operating earnings	1,261	3.43	1,074	2.97	15.5
Other income	762	2.19	(86)	(0.25)	
Net earnings	2,023	5.62	988	2.72	

[1] Before dividends on preferred shares, which amounted to $67 million in 2003 [$45 million in 2002].

OPERATING EARNINGS

Operating earnings of Power Financial for 2003 were $1,261 million or $3.43 per share, compared with $1,074 million or $2.97 per share in 2002. This represents a 15.5 per cent increase on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE The contribution from Power Financial's subsidiaries and affiliate to operating earnings totalled $1,294 million in 2003, as against $1,087 million in 2002, an increase of $207 million or 19 per cent. This reflects primarily an increase in the contribution from Lifeco, as well as Investors Group and Parjointco.

The contribution from Lifeco to Power Financial's operating earnings grew from $719 million in 2002 to $894 million in 2003. Earnings per share of Lifeco increased by 18 per cent in 2003, before the impact of the restructuring charges incurred in connection with the acquisition of Canada Life (whose results have been included from July 10, 2003; see Note 16 to the financial statements). The increase also includes the additional contribution provided by the shares of Lifeco acquired during the year, primarily in connection with the private placements described earlier herein.

Investors Group contributed $312 million to operating earnings in 2003, compared with $288 million in 2002, reflecting an increase of 8.6 per cent in Investors Group's earnings per share, excluding the impact in 2003 of the reversal of a provision for restructuring costs, of an increase in the future income tax liability related to intangible assets, and of the dilution gain recorded by Investors Group in connection with the Canada Life transaction.

Parjointco, which holds Power Financial's interest in Pargesa, contributed $88 million to the Corporation's operating earnings in 2003, as against $80 million in 2002. The impact of the reversal of goodwill amortization expense included in Pargesa's results represented approximately $0.11 per share in 2003 and $0.10 in 2002. These adjustments relate primarily to Pargesa's indirect share of goodwill amortization recorded by Bertelsmann.

Readers are referred to the sections on Lifeco, Investors Group and Pargesa in this report for further discussion of the operating results of these entities.

RESULTS FROM CORPORATE ACTIVITIES, which represent the contribution of Power Financial to operating earnings, were a charge of $33 million in 2003, compared with a charge of $13 million in 2002. Corporate results include income from investments, interest and operating expenses, depreciation and income taxes.

The variance in results from corporate activities is primarily due to an increase in interest expense as a result of the issuance, in March 2003, of the $250 million debentures and an increase in operating expenses, partly offset by higher income from investments resulting from a higher average cash balance and rates of return in 2003, compared with 2002.

Preferred share dividends, which are included for the purpose of calculating operating earnings per share, were $67 million in 2003, as against $45 million in 2002. This increase reflects the impact of the issuance by Power Financial of Series F, First Preferred Shares in July 2002, Series H in December 2002, and Series I and J in March 2003, net of the redemption of the Corporation's Series B, First Preferred Shares in May 2003.

OTHER INCOME

Other income amounted to $762 million or $2.19 per share in 2003, compared with a charge of $86 million or $0.25 per share in 2002.

Other income in 2003 consisted primarily of a net dilution gain of $888 million (calculated on an equity basis) recorded in connection with the acquisition of CLFC by Lifeco, as a consequence of the net decrease of Power Financial's equity ownership in Lifeco due to the issuance of common shares to third parties at a price which was significantly higher than Lifeco's book value per share.

Also included in other income are:

- Power Financial's share of after-tax restructuring charges recorded by Lifeco in 2003 in connection with the acquisition of CLFC;
- Power Financial's share of special items recorded by Investors Group. In 2003, Investors Group recorded (i) a partial reversal, for an amount of $16 million after tax ($25 million before tax) of the provision for restructuring costs that was recorded in 2001 in connection with the acquisition of Mackenzie, and (ii) a charge of $25 million arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets;
- the Corporation's share of non-operating earnings derived from Pargesa; and
- other non-recurring items recorded at Power Financial, consisting principally of an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by subsidiaries, as previously disclosed in the interim report for the third quarter of 2003.

Other income in 2002 consisted primarily of Power Financial's share of non-operating items recorded within the Pargesa group and, in particular, the impact of the €1.3 billion reduction recorded by Bertelsmann in the carrying value of its investment in Zomba.

NET EARNINGS

Net earnings, which include operating earnings and other income, were $2,023 million or $5.62 per share in 2003, compared with $988 million or $2.72 per share in 2002.

RECONCILIATION WITH FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003
[IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]

	OPERATING EARNINGS	OTHER INCOME	TOTAL
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,698		2,698
Share of earnings of affiliate	88		88
Earnings before other income, income taxes and non-controlling interests	2,786		2,786
Other income		783	783
Earnings before income taxes and non-controlling interests	2,786	783	3,569
Income taxes	827	23	850
Non-controlling interests	698	(2)	696
Net earnings	**1,261**	**762**	**2,023**
Preferred share dividends	(67)		(67)
Attributable to common shareholders	1,194	762	1,956
Per share	**3.43**	**2.19**	**5.62**

FOR THE YEAR ENDED DECEMBER 31, 2002
[IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]

	OPERATING EARNINGS	OTHER INCOME	TOTAL
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,203		2,203
Share of earnings of affiliate	80		80
Earnings before other income, income taxes and non-controlling interests	2,283		2,283
Other income		(85)	(85)
Earnings before income taxes and non-controlling interests	2,283	(85)	2,198
Income taxes	749		749
Non-controlling interests	460	1	461
Net earnings	**1,074**	**(86)**	**988**
Preferred share dividends	(45)		(45)
Attributable to common shareholders	1,029	(86)	943
Per share	**2.97**	**(0.25)**	**2.72**

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002	2003	2002
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Cash and cash equivalents	3,646	2,437	215	753
Investments	81,060	51,119	8,577	6,392
Other assets	21,254	14,763	79	62
Total	105,960	68,319	8,871	7,207
Actuarial liabilities	66,999	44,508		
Other liabilities	19,668	10,022	334	202
Long-term debt	4,198	2,313	400	150
	90,865	56,843	734	352
Non-controlling interests	6,958	4,621		
Shareholders' equity				
Preferred shares	1,250	1,050	1,250	1,050
Common shareholders' equity	6,887	5,805	6,887	5,805
Total	105,960	68,319	8,871	7,207
Consolidated assets and assets under administration	242,333	172,815		

[1] Condensed supplementary balance sheet with Lifeco and Investors Group accounted for using the equity method.

CONSOLIDATED BASIS

The variance of $38 billion in total assets in 2003 is primarily due to the impact of the acquisition of Canada Life by Lifeco, including related goodwill and intangible assets, for $5 billion.

Long-term debt increased from $2,313 million to $4,198 million on a consolidated basis, reflecting in particular (i) the inclusion of Canada Life long-term debt, and (ii) the impact of additional long-term debt resulting from the new financings made by Lifeco, Investors Group and Power Financial in 2003, net of repayments of $403 million.

The variance in non-controlling interests reflects in particular the issuance of preferred shares by Lifeco, net of redemptions of existing preferred shares, and the increase in non-controlling interests resulting from the decrease in Power Financial's ownership in Lifeco.

Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, compared with $36 billion in 2002; the increase in 2003 includes the impact of the acquisition of Canada Life, which added $24 billion in segregated fund assets. Investors Group's mutual fund assets at market value, including those of Mackenzie, were $75 billion in 2003 and $68 billion in 2002.

For more details about Lifeco's and Investors Group's assets and liabilities, readers are referred to the corresponding subsections of this MD&A, as well as to the Notes to the Corporation's financial statements.

EQUITY BASIS

Under this presentation, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial as the parent company to assets and liabilities.

CASH AND CASH EQUIVALENTS held by Power Financial amounted to $215 million at the end of 2003, compared with $753 million at the end of 2002. The decrease reflects primarily the impact of the investment in Lifeco common shares, partly offset by the net proceeds from new financings made in 2003. In aggregate, Power Financial invested $1,021 million in common shares of Lifeco, including $800 million through private placement (excluding the $100 million investment made by Investors Group).

These investments were financed from existing cash as well as from the proceeds of the issue by the Corporation in March 2003 of $250 million of 30-year debentures, and of $200 million of Series I (perpetual) and $150 million of Series J (10-year soft-retractable) preferred shares. In addition, in May 2003, the Corporation redeemed its outstanding Series B, First Preferred Shares for an aggregate cash consideration of $153 million, including $3 million in accrued dividends.

In the course of managing its own cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation enters into currency-hedging transactions from time to time with highly rated financial institutions. At December 31, 2003, 98 per cent of the $215 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

INVESTMENTS represent principally the carrying value of Power Financial's investments in Lifeco, Investors Group and Parjointco. The carrying value of the Corporation's investments in its subsidiaries and affiliate increased by $2,185 million in 2003. This increase primarily reflects:

[i] the investments made by the Corporation in common shares of Lifeco;

[ii] the impact of the dilution gain recorded in connection with the acquisition of CLFC by Lifeco;

[iii] Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received; and

[iv] the net negative variation in foreign currency translation adjustments, related principally to the Corporation's indirect investments in GWL&A and Pargesa. At the end of 2003, the Swiss franc and the U.S. dollar exchange rates were 9 and 18 per cent lower, respectively, than at the end of 2002.

LONG-TERM DEBT issued by Power Financial amounted to $400 million at the end of 2003, compared with $150 million a year earlier, as a result of the issuance in March 2003 of the $250 million 6.90% 30-year debentures.

CASH FLOWS

CONSOLIDATED CASH FLOWS

On a consolidated basis, cash and cash equivalents increased from $2.4 billion to $3.6 billion in 2003.

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash flow from operating activities	2,534	1,752
Cash flow from financing activities	747	(936)
Cash flow from investing activities	(2,072)	(499)
Increase in cash and cash equivalents	1,209	317
Cash and cash equivalents, beginning of year	2,437	2,120
Cash and cash equivalents, end of year	3,646	2,437

Cash flows from operating activities in 2003 reflect in particular the inclusion of Canada Life operations since July 10, 2003.

Included in cash flows from financing activities are dividends paid and the proceeds from the various financings (excluding shares issued to CLFC shareholders), net of repayments or redemptions of debt and preferred shares. In 2003, this included:

- proceeds from the issuance in March by Power Financial of preferred shares, Series I and J, and long-term debt for an aggregate amount of $600 million, net of $150 million representing the cash consideration paid by Power Financial in connection with the redemption of First Preferred Shares, Series B;
- proceeds from the issuance by Lifeco of $1,196 million of long-term debt, net of debt repayments for $128 million, and redemption of preferred shares for $102 million; and
- proceeds from the issuance by Investors Group of $300 million of long-term debt, net of repayments for $275 million.

Cash flows from investing activities included in 2003 the cash effect of the acquisition of Canada Life by Lifeco, for a net amount of $1,826 million.

CORPORATE CASH FLOWS

Corporate cash flows represent cash flows of Power Financial when Lifeco and Investors Group are accounted for on an equity basis.

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco, which is also a holding company, in turn depends on sufficient funds received from its principal subsidiaries, which are subject to restrictions set out in relevant insurance and corporate laws and regulations which require that certain solvency and capital standards be maintained. Certain operations of Investors Group also have to comply with liquidity requirements established by regulatory authorities.

FOR THE YEARS ENDED DECEMBER 31 [PER SHARE]		2003	2002
	CURRENT ANNUALIZED DIVIDEND[1]	DIVIDEND	DIVIDEND
Great-West Lifeco Inc. [C$]	1.29	1.125	0.945
Investors Group Inc. [C$]	1.10	0.99	0.86
Pargesa Holding S.A. – bearer share [SF]	92	86	80

[1] Lifeco and Investors Group: based on quarterly dividends declared in January 2004.
Pargesa dividend to be approved at its May 2004 Annual General Meeting.

In 2003, dividends declared on the Corporation's common shares amounted to $1.205 per share, compared with $1.040 per share in 2002, an increase of 16 per cent. The holders of common shares of the Corporation benefited from increased dividends from the subsidiaries and affiliate.

SHAREHOLDERS' EQUITY

Shareholders' equity at the end of 2003 was $8,137 million, compared with $6,855 million at the end of 2002.

The increase in shareholders' equity is primarily due to:

- a net increase of $200 million in preferred shares outstanding, including gross proceeds from the issuance of Series I and J First Preferred Shares in March 2003 for an aggregate $350 million, less $150 million of Series B, First Preferred Shares which were redeemed in May 2003;
- a $1,526 million increase in retained earnings; and
- a $452 million negative net variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in GWL&A and Pargesa, as well as to the cross-currency swap in connection with the $150 million debentures.

At the end of 2003, eight distinct series of first preferred shares were outstanding, for an aggregate amount of $1,250 million. Series A, D, E, F, H, and I are perpetual preferred shares, representing an aggregate amount of $950 million (of which $850 million are non-cumulative). Each of these series is redeemable in whole or in part at the option of the Corporation from specific dates. The balance of $300 million are non-perpetual preferred shares, which are non-cumulative. For more details about the preferred shares issued by Power Financial, readers are referred to Note 12 to the financial statements.

Excluding first preferred shares, common shareholders' equity amounted to $6.9 billion at year-end 2003, compared with $5.8 billion at year-end 2002. Book value per common share was $19.77 at the end of 2003, compared with $16.73 a year earlier.

In 2003, the Corporation issued 1,560,000 common shares (2002 – 155,000) under the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $8 million (2002 – $1 million).

RATINGS OF THE CORPORATION

AS AT DECEMBER 31, 2003	DOMINION BOND RATING SERVICE	STANDARD & POOR'S RATINGS SERVICE[1]
Senior debentures	A [high]	A+
Preferred shares		
Cumulative	Pfd 2 [high]	Canadian scale P1 [low] Global scale A–
Non-cumulative	Pfd 2 [high] n	Canadian scale P1 [low] Global scale A–

[1] Ratings are on a negative outlook.

In February 2003, at the time the proposed acquisition of CLFC by Lifeco was initially announced, both Dominion Bond Rating Service (DBRS) and Standard & Poor's Ratings Service (S&P) issued press releases in which they announced that they proposed changes to the ratings of Power Financial upon the closing of the acquisition. Following the closing, on July 10, 2003, DBRS lowered its ratings by one notch, with a stable trend. S&P lowered all of the ratings which had been placed on "Credit Watch" in February 2003 by one notch. At the same time, S&P removed these ratings from "Credit Watch". S&P has assigned a counterparty credit rating of A+ and given its ratings a "negative outlook".

Readers are referred to the respective sections concerning Lifeco and Investors Group for more information on the ratings of these companies.

NEW ACCOUNTING POLICIES

- Costs associated with exit and disposal activities

In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. Please refer to Note 16 for the impact of this standard on the financial statements of the Corporation.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada (GAAP) requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major critical accounting policies and related judgments underlying the Corporation's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Corporation's businesses and operations.

(The Corporation's general policies are described in detail in Note 1 of the Consolidated Financial Statements.)

ACTUARIAL LIABILITIES Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

(Additional details regarding these adjustments and estimations can be found in Note 8 of the Consolidated Financial Statements.)

INCOME TAXES The Corporation has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefits. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

EMPLOYEE FUTURE BENEFITS Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

(These estimates are discussed in Note 17 of the Consolidated Financial Statements.)

FUTURE ACCOUNTING CHANGES

- Stock-based compensation and other stock-based payments

Effective January 1, 2004, *CICA Handbook* – Section 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously, the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees. On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees. The impact of adopting the new recommendations in the Corporation's consolidated financial statements will not be material.

- Hedging relationships

Accounting Guideline 13 – Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of income. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges, even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation has reassessed its hedging relationships as at January 1, 2004 and has determined that the impact of adopting the new recommendation will not be material.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the financial statements.

- Derivative financial instruments

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

Transactions using derivative products may be implemented for hedging purposes, for asset/liability, interest rate, equity market price or foreign currency exchange management, or to synthetically replicate an investment for those situations where it is deemed to be more effective from a cost and flexibility perspective to do so, as compared to directly investing in a particular type of investment.

The Corporation and its subsidiaries have each established strict operating policies and processes, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships; and
- monitoring of the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of these companies.

Derivative financial instruments used by the Corporation and its subsidiaries include in particular:

- interest-rate swaps and swaptions;
- equity index swaps and futures;
- forward sales contracts;
- equity options;
- currency options;
- cross-currency swaps;
- foreign exchange forward contracts; and
- credit derivatives.

As at December 31, 2003, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $9,723 million (2002 - $7,419 million), with a maximum credit risk and a total fair value of $465 million and $283 million respectively (2002 - $130 million and $(86) million). Maximum credit risk represents the current market value of the instruments which were in a gain position only; total fair value represents the total net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Note 1 to the financial statements for more details on the type of derivative financial instruments used by the Corporation and the related hedging strategies.

- Securitizations

In the ordinary course of business, Investors Group enters into securitization transactions which serve as a source of funding for a variety of lending transactions. More specifically, Investors Group periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. Investors Group retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. Investors Group also transfers NHA-insured mortgages through the issuance of mortgaged-backed securities.

During the course of the year, Investors Group securitized principal amounts of $128 million, recognizing a net gain of $1 million on these transactions. As at December 31, 2003, the total value of securitized loans amounted to $669 million, while Investors Group's retained interests in these assets had a fair value of approximately $13 million.

- Guarantees

In the normal course of operations, the Corporation and its subsidiaries may enter into agreements which may contain features that meet the definition of a guarantee, and while the maximum amount of the guarantee cannot always be determined given the nature of the future events which may or may not occur, any such arrangements that are material have been previously disclosed by the Corporation.

- Commitments

SYNDICATED LETTERS OF CREDIT For certain types of reinsurance business written in the United States, clients are required, pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under the reinsurance contracts. At December 31, 2003, LRG had syndicated letters of credit facilities in place providing US$1,100 million of capacity. For more details on these syndicated letters of credit (which meet the definition of guarantees under AcG-14), please refer to Note 23 to the financial statements.

CROWN LIFE ACQUISITION AGREEMENTS As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

- Transactions with related parties

In the normal course of business Power Financial has access to facilities and properties held by its parent company, Power Corporation. Power Financial also shares administrative services and human resources with Power Corporation. Power Financial bears its share of the associated costs.

SUBSEQUENT EVENTS

- On January 14, 2004, Lifeco announced that Jefferson-Pilot Corporation had agreed to purchase the U.S. group business of its indirect subsidiary, Canada Life, subject to regulatory approvals. The Canada Life U.S. group business consists of group life, disability and dental insurance, and represents approximately US$340 million in annual premium (see also page 92).

- On February 25, 2004, Investors Group announced that it had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either (i) $1.95 in cash, or (ii) $0.975 in cash and 0.02973 of a common share of Investors Group Inc. for each IPC common share. Shareholders owning or controlling 54 per cent of IPC's outstanding shares have agreed to irrevocably support the transaction. IPC, which was founded in 1996, is the fifth largest financial planning organization in Canada, with $7.1 billion of client assets under management and administration including $1.2 billion of mutual fund assets under management. It serves the financial needs of Canadians through over 600 financial advisors. IPC will be operated as a separate entity and will be managed by its current leadership team. Subject to regulatory and shareholder approval, the transaction is expected to be completed in May 2004.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

[IN MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS]	2003	2002	% CHANGE
FOR THE YEARS ENDED DECEMBER 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	12,441	11,187	11
Self-funded premium equivalents [ASO contracts] [1]	8,218	9,564	(14)
Segregated fund deposits: [1]			
Individual products	3,034	2,293	32
Group products	4,510	4,382	3
Total premiums and deposits	28,203	27,426	3
Bulk reinsurance – initial ceded premiums [2]	(5,372)	–	
Net premiums and deposits	22,831	27,426	
Fee and other income	1,831	1,807	1
Paid or credited to policyholders [2]	8,346	12,593	(34)
Net income attributable to:			
Preferred shareholders	41	31	32
Common shareholders before restructuring costs	1,215	931	31
Restructuring costs [3]	20	–	
Common shareholders	1,195	931	28
PER COMMON SHARE			
Basic earnings before restructuring costs	2.998	2.530	18
Restructuring costs after tax [3]	0.048	–	
Basic earnings after restructuring costs	2.950	2.530	17
Dividends paid	1.125	0.945	19
Book value per common share	16.72	11.68	43
RETURN ON COMMON SHAREHOLDERS' EQUITY			
Net income before restructuring costs	20.7%	22.9%	
Net income	20.4%	22.9%	
AT DECEMBER 31			
Total assets	97,451	60,071	62
Segregated fund assets [1]	61,699	36,048	71
Total assets under administration	159,150	96,119	66
Capital stock and surplus	8,590	4,708	82

[1] Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

[2] During 2003, as part of a risk-rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West Life and GWL&A with third parties. Premiums related to the initial cession of in-force policy liabilities were $5,372 million.

[3] Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 million after tax or $0.048 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures.

HIGHLIGHTS OF OPERATING RESULTS

For the year ended December 31, 2003, net income attributable to common shareholders, excluding restructuring costs, was $1,215 million, an increase of 31 per cent, compared with $931 million for 2002, or $2.998 per common share, an increase of 18.5 per cent, compared with $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for 2003. The results of CLFC are included from July 10, 2003.

Total premiums and deposits, before deduction of initial ceded premiums of $5.4 billion related to bulk reinsurance of a block of in-force liabilities, increased 3 per cent overall. Within this result, risk-based products were up 11 per cent over 2002, and fee-based products down 3 per cent. Fee and other income was up 1 per cent from 2002.

SOURCE OF NET INCOME

Consolidated net income of Lifeco consists of the net operating earnings of Great-West Life and GWL&A, including Canada Life from the date of acquisition, together with Lifeco's corporate results.

Lifeco's major reportable segments are:

- CANADA/EUROPE made up of the Canada/Europe operations of Great-West Life, including London Life and Canada Life, as well as applicable allocations of Lifeco corporate activities.
- UNITED STATES made up of the operations of GWL&A and the United States branch business of Great-West Life, including the United States business of Canada Life, as well as any applicable allocations of Lifeco corporate activities.
- LIFECO CORPORATE made up of the holding company activities of Lifeco not associated with the major business units.

The following table shows the net income attributable to common shareholders by Lifeco's major reportable segments:

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002	% CHANGE
CANADA/EUROPE SEGMENT			
Total business units	693	461	50
Allocation of Lifeco corporate	(64)	(20)	
Total Canada/Europe segment	629	441	43
UNITED STATES SEGMENT			
Total business units	375	321	17
Foreign exchange translation	218	169	
Total U.S. segment	593	490	21
LIFECO CORPORATE			
Total holding company	(7)	–	
Restructuring costs	(20)	–	
Total Lifeco corporate	(27)	–	
TOTAL LIFECO	1,195	931	28

CANADA/EUROPE

The operations of the Canada/Europe segment of Lifeco are presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life and Canada Life:

- GROUP INSURANCE life, health, disability, and creditor insurance products for group clients.
- INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients.
- EUROPE/REINSURANCE insurance and wealth management products for both group and individual clients in Europe, as well as reinsurance and retrocession business primarily in Canada, the United States and Europe niche markets.
- CORPORATE business activities and operations not associated with the major business units of Canada/ Europe operations.

Canada/Europe net earnings of Lifeco attributable to common shareholders for 2003 were $629 million, compared with $441 million for 2002.

The 2003 earnings result was due to both strong operating earnings for Great-West Life and London Life, as well as the inclusion of Canada/Europe results of CLFC from the date of acquisition, which represents earnings of approximately $124 million, net of related financing costs.

Total assets under administration for Canada/Europe more than doubled to over $112.1 billion, including $49.8 billion attributable to the inclusion of Canada Life.

PREMIUMS AND DEPOSITS – CANADA/EUROPE OPERATIONS

YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002		2003	2002	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Group Insurance	4,103	3,575	15	323	319	1
Individual Operations						
Life insurance	1,942	1,655	17	140	108	30
Living benefits	153	127	20	34	24	42
Retirement & Investment Services	3,856	3,086	25	3,218	2,992	8
Europe/Reinsurance	5,816	3,922	48	5,185	3,922	32
Total premiums and deposits	15,870	12,365	28	8,900	7,365	21
Bulk Reinsurance	(2,716)	–	–			
Net premiums and deposits	13,154	12,365	6			

GROUP INSURANCE Total premiums, which include claims from Administrative Services Only (ASO) clients, were up 15 per cent to $4.1 billion in 2003. The growth was driven by continued strong persistency, slightly improved sales results, and rate adjustments to account for health care inflation. Sales results were up a modest 1 per cent overall. While sales emerging from new clients were up significantly, the sales of benefit plan improvements from existing clients deteriorated, reflecting a general industry trend in 2003. Notwithstanding this, sales in the target small- and mid-sized case market increased 8 per cent overall.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS Individual life insurance sales, measured by annualized premium, increased by 30 per cent to $140 million in 2003, while revenue premium exceeded $1.9 billion. Sales of participating policies increased 19 per cent in 2003 and continued strong in the age 50+ wealth management market.

Total sales of disability income products and critical illness insurance increased by 42 per cent in 2003, for a total of $34 million in new annualized premium.

RETIREMENT & INVESTMENT SERVICES The Division experienced increased sales in 2003. Sales results reflected both the acquisition of Canada Life and difficult market conditions during the first half of the year, particularly in the retail segregated funds area.

Individual retail segregated funds grew 40 per cent during 2003, or 14 per cent excluding Canada Life assets acquired during the year.

The company continued to generate positive net cash flows from retail segregated funds. This compares favourably with Investment Funds Institute of Canada (IFIC) members, which in total experienced negative cash flows in 2003.

In 2000, the company established Quadrus Investment Services (Quadrus) as a mutual fund dealer for *Freedom 55 Financial* and Great-West Life investment representatives. Mutual fund assets distributed by Quadrus licensed investment representatives increased 40 per cent over 2002, which included successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2003, sales of mutual funds through Quadrus increased 27 per cent.

EUROPE/REINSURANCE The Europe/Reinsurance Division is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Division consists of two distinct businesses: Europe, which comprises operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Total premiums of this new business unit of Lifeco were made up of insurance and wealth management premiums of $2.1 billion and reinsurance premiums of $3.7 billion.

BULK REINSURANCE The Group Insurance and Individual Insurance business units of Great-West Life and London Life entered into a bulk reinsurance agreement during the third quarter with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the third quarter Summary of Consolidated Statements of Earnings as a result of the transaction.

BULK REINSURANCE - CANADA/EUROPE

[IN MILLIONS OF DOLLARS]	GROUP INSURANCE	INDIVIDUAL INSURANCE	TOTAL
Premium income	(2,716)	–	(2,716)
Paid or credited to policyholders	(2,716)	–	(2,716)
Net income	–	–	–

UNITED STATES

The discussion of operating results is presented in terms of the major business units of GWL&A:

- GREAT-WEST HEALTHCARE health plans and life and disability insurance products for group clients.
- FINANCIAL SERVICES retirement savings products and services for public, private and non-profit employers, corporations and individuals, and life insurance products for individuals and businesses.
- CORPORATE business activities and operations not associated with the major business units of United States operations.

United States consolidated net income of Lifeco attributable to common shareholders for 2003 was $593 million, compared with $490 million for 2002.

The 2003 earnings result was primarily due to favourable morbidity in Great-West Healthcare (formerly called Employee Benefits) and the inclusion of the United States operations of CLFC from the date of acquisition, which represents approximately $45 million.

Total assets under administration in the United States increased 13 per cent to $47.1 billion, $9.7 billion attributable to the inclusion of Canada Life, somewhat offset by the change in foreign exchange translation rates.

PREMIUMS AND DEPOSITS – UNITED STATES OPERATIONS

YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002		2003	2002	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Healthcare						
Group life and health	7,842	9,786	(20)	891	1,176	(24)
Financial Services						
Individual Markets	1,000	1,147	(13)	283	545	(48)
Retirement Savings	3,491	4,128	(15)	1,811	1,452	25
Total premiums and deposits	12,333	15,061	(18)	2,985	3,173	(6)
Bulk Reinsurance	(2,656)	–	–			
Net premiums and deposits	9,677	15,061	(36)			

Excluding the changes in foreign exchange translation rates, total premiums and deposits in 2003 decreased 8 per cent, comprising a 10 per cent decrease for Great-West Healthcare and a 5 per cent decrease for Financial Services.

HEALTHCARE — The 2003 premiums and deposits were US$5.6 billion, a decrease of US$0.6 billion from 2002, and fee income was US$606 million, a decrease of 8 per cent, both due to lower medical membership levels.

Subsequent to year-end, on January 14, 2004, the company announced the proposed sale of the Canada Life U.S. group life and health insurance business (excluding stop-loss) to Jefferson-Pilot Corporation, subject to regulatory approvals. This business represents approximately US$340 million in annual premium. The transaction should not have a significant impact on the financial results of Great-West Healthcare in 2004.

The total life and health block of business is composed of 1.9 million members at December 31, 2003, down from 2.2 million members a year ago.

FINANCIAL SERVICES — Total premiums and deposits were US$3.2 billion in 2003, a decrease of US$0.2 billion from 2002.

Retirement participant accounts, including third-party administration and institutional accounts, increased 5 per cent in 2003, from 2,159,910 at December 31, 2002 to 2,265,713 at December 31, 2003. Although the segment experienced a decrease in one large case termination of 117,000 participant accounts in the first quarter of 2003, this was offset by growth from sales and increased participation in existing case sales during 2003.

In 2003, the company continued its efforts to partner with large financial institutions to provide individual term life insurance to the general population. At December 31, 2003, there were 116,739 policies in force, compared with 74,080 at December 31, 2002.

BULK REINSURANCE ❧ The Great-West Healthcare business unit of GWL&A entered into a bulk reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written group health stop-loss and excess loss business. This agreement was retroactive to January 1, 2003. The Financial Services business unit of GWL&A entered into a reinsurance agreement during the third quarter of 2003 with another third-party reinsurer to cede a portion of guaranteed investment contracts. This second agreement was retroactive to April 1, 2003 and the following initial cession transactions were recorded in the third-quarter Summary of Consolidated Statements of Earnings as a result of these transactions:

BULK REINSURANCE - U.S.

[IN MILLIONS OF DOLLARS]	HEALTHCARE	FINANCIAL SERVICES	TOTAL
Premium income	(563)	(2,093)	(2,656)
Investment income	–	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	–	6	6
Net income	–	–	–

LIFECO CORPORATE

The Lifeco corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the company.

The operating results for Lifeco corporate were a charge of $27 million in 2003 (n/a for 2002) and are comprised mainly of restructuring costs related to the CLFC acquisition, U.S. withholding tax and Lifeco entity operating expenses.

- Restructuring costs: following the acquisition of CLFC on July 10, 2003, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before income tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, restructuring costs of $31 million pre-tax ($20 million after tax) have been included in net income attributable to shareholders' Lifeco corporate segment.
- U.S. withholding tax is incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and was $5 million in 2003.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED BALANCE SHEET

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Invested assets	83,116	51,551
Funds withheld by ceding insurers	4,142	4,786
Goodwill and intangible assets	6,663	1,687
Other assets	3,530	2,047
TOTAL ASSETS	97,451	60,071
Policy liabilities	71,498	48,296
Funds held under reinsurance contracts	4,655	–
Other liabilities	10,289	5,016
Non-controlling interests	2,418	2,051
Preferred shares	1,125	430
Common shareholders' equity	7,466	4,278
LIABILITIES, CAPITAL STOCK AND SURPLUS	97,451	60,071
SEGREGATED FUND ASSETS	61,699	36,048

Total assets and assets under administration were $159.2 billion at year-end 2003, an increase of $63.0 billion from 2002. Assets under administration include segregated funds of $61.7 billion at December 31, 2003, compared with $36.0 billion at the end of 2002, an increase of $25.7 billion, and general fund assets of $97.5 billion, an increase of $37.3 billion over 2002. This reflects in particular the impact of the acquisition of Canada Life, which added $33.9 billion in general fund assets and $24.2 billion in segregated fund assets in 2003. Excluding the impact of CLFC, assets under administration increased $4.9 billion or 5 per cent year-over-year.

Increase in goodwill and intangible assets results from the acquisition of CLFC.

Obligations to policyholders made up 83 per cent of total liabilities at the end of 2003 (91 per cent at year-end 2002). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

In 2003, Great-West Life, London Life and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term insurance basis, and group life, long-term disability and group annuity business on a co-insurance/funds withheld basis. In the consolidated balance sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 million and an increase for the same amount in funds held under reinsurance contracts.

During 2003, Lifeco paid dividends of $1.125 per common share, for a total amount of $459 million for the year. This represents a dividend payout ratio of 38.1 per cent of 2003 earnings (2002 – 37.4 per cent), and a 2003 dividend yield (dividends as a percentage of average high and low market prices) of 2.8 per cent (2002 – 2.6 per cent). Book value per common share was $16.72 at December 31, 2003, compared with $11.68 at December 31, 2002. Capital stock and surplus (excluding non-controlling interests) increased by $3.9 billion to $8.6 billion in 2003. On July 10, 2003, in connection with the acquisition of CLFC, Lifeco issued $2,102 million of common shares and $796 million of preferred shares to CLFC common shareholders, and $900 million of common shares from treasury to Power Financial and Investors Group via private placements, for a total of $3.8 billion. On September 30, 2003, Lifeco redeemed its Series C 7.75% Non-Cumulative First Preferred Shares for a total of $102 million. In 2003, Lifeco purchased a total amount of $155 million of its common shares under its normal course issuer bid. Total capital and surplus (including non-controlling interests) of $11.0 billion at December 31, 2003 was 12.7 per cent of total liabilities, compared with $6.8 billion or 12.7 per cent in 2002. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

The Office of The Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements and Great-West Life's ratio is 190 per cent, a very solid level for the industry (223 per cent at the end of 2002).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States, where the National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. GWL&A has estimated risk-based capital to be 375 per cent at December 31, 2003 (428 per cent at the end of 2002) after giving effect to the sale of the Canada Life U.S. group life and health business (see also page 92).

RATINGS OF LIFECO AND MAJOR SUBSIDIARIES

RATING AGENCY	MEASUREMENT	LIFECO	GREAT-WEST LIFE	LONDON LIFE	CANADA LIFE	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A [high]				
	Subordinated Debt				AA [low]	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Service*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

*Ratings are on a negative outlook.

All credit ratings of Lifeco and its major subsidiaries were reviewed during 2003.

ASSET QUALITY

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $234 million or 0.3 per cent of portfolio investments at December 31, 2003, compared with $139 million or 0.3 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2003 was $190 million, compared with $166 million at year-end 2002.

Lifeco's exposure to non-investment grade bonds was 2.3 per cent of the portfolio at the end of 2003, down slightly from 2.6 per cent at December 31, 2002.

CASH FLOWS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash flows relating to the following activities:		
Operations	2,098	1,394
Financing	1,390	(595)
Investment	(1,939)	(724)
Increase in cash and certificates of deposits	1,549	75
Cash and certificates of deposits, beginning of year	912	837
Cash and certificates of deposits, end of year	2,461	912

The increase in cash flows from operations for the twelve-month period is essentially attributable to the inclusion of CLFC results. Financing and investment activities were dominated by the cash components of the CLFC acquisition and the related issue of common shares and debentures, as well as the utilization of credit facilities.

RISK MANAGEMENT AND CONTROL PRACTICES

RISKS ASSOCIATED WITH POLICY LIABILITIES Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. The significant risks and related monitoring and control practices of Lifeco's operating companies are:

CLAIMS RISKS Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations.

PERSISTENCY (POLICY TERMINATION) RISK Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for certain long-term level premium products. Annual research studies support pricing and valuation assumptions for this persistency risk.

INVESTMENT-RELATED RISK Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Board of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment.

REINSURANCE RISK Products with mortality and morbidity risks have specific limits of retention approved by the Board of Directors on the recommendation of the Actuary. The company also takes advantage of financial risk transfer through reinsurance to enhance returns on capital. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

RISKS ASSOCIATED WITH INVESTED ASSETS The company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. Investment and Lending Policies, as well as Investment Procedures and Guidelines are approved annually by either the Board of Directors or a subcommittee of the Board of Directors. The significant risks associated with invested assets that the operating companies manage, monitor and control are outlined below.

INTEREST RATE RISK exists if asset and liability cash flows are not closely matched and interest rates change. For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Interest rate risk is also managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. For products with uncertain timing of benefit payments, investments are made in fixed-income assets with cash flows of shorter duration than the anticipated timing of the benefit payments.

CREDIT RISK It is company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

LIQUIDITY RISK The company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $48.0 billion in highly marketable securities.

FOREIGN EXCHANGE RISK Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

RISKS ASSOCIATED WITH THE INVESTMENT FUND BUSINESS MARKET RISK The company's investment fund business is fee-based, with revenue and profitability based on the market value of the investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the company limits its risk exposure to any particular market.

INTEGRATION OF CANADA LIFE The acquisition of Canada Life has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. The anticipated benefits and synergies will depend in part on whether the operations of both organizations can be integrated in an efficient and effective manner. Speed and quality are two critical success factors for the integration. The company has made significant progress in integrating systems and processes in 2003, and in laying the groundwork for conversion of Canada Life. Lifeco is leveraging the combined expertise and experience of the Lifeco and Canada Life organizations to complete the integration and conversion by early 2005, and to ensure that quality customer service is maintained throughout this process.

OUTLOOK

With the acquisition of CLFC, management believes Lifeco and its subsidiaries are well positioned for a long-term earnings growth. Lifeco's subsidiaries remained tightly focused on their core markets and have plans in place to capitalize on the consolidation of CLFC with Great-West Life and GWL&A. In Canada, Lifeco's extensive distribution network and lower cost structure continues to position it to capitalize on developments in the market place. Lifeco's Europe/Reinsurance operations represent a strong diversified platform for growth with expanded products and services offering an increased market presence. In the United States, Lifeco has positioned itself to respond effectively to changes in the health care market place and expects its defined contribution plan and 401(k) business to continue to grow.

SUMMARIZED FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003	2002	% CHANGE
Net income attributable to common shareholders			
Excluding dilution gain, restructuring reversal and income tax charge [1]	534	491	8.6
Including dilution gain, restructuring reversal and income tax charge	539	491	9.8
Diluted earnings per share			
Excluding dilution gain, restructuring reversal and income tax charge [1]	2.01	1.85	8.6
Including dilution gain, restructuring reversal and income tax charge	2.03	1.85	9.7
Return on equity			
Excluding dilution gain, restructuring reversal and income tax charge [1]	18.9%	19.2%	
Including dilution gain, restructuring reversal and income tax charge	19.1%	19.2%	
Dividends per share	0.99	0.86	15.1
Book value per share	10.83	9.82	10.3
Mutual funds			
Investors Group			
Sales	4,021	4,916	(18.2)
Net sales [redemptions]	(839)	(109)	N/M
Assets under management	40,904	37,588	8.8
Mackenzie Financial Corporation			
Sales	5,282	5,998	(11.9)
Net sales [redemptions]	(69)	288	(124.1)
Assets under management	33,770	30,860	9.4
Combined mutual fund assets under management	74,674	68,448	9.1
Corporate assets	6,292	5,987	5.1
Insurance in force [face amount]	31,307	27,546	13.7
Securities operations assets under administration	5,785	4,938	17.2
Mortgages serviced	6,425	6,938	(7.4)
Deposits and certificates	729	709	2.9

[1] Refer to table on page 99 for a reconciliation of non-GAAP financial measures.

HIGHLIGHTS OF OPERATING RESULTS

Net income attributable to common shareholders for the year ended December 31, 2003, excluding the items noted below, was $533.5 million, compared with $491.1 million in 2002. Diluted earnings per share on this basis were $2.01, compared with $1.85 in 2002, an increase of 8.6 per cent. The figure in 2003 excludes:

- a dilution gain of $14.8 million, recorded in the third quarter, resulting from the reduction in Investors Group's percentage ownership of Lifeco related to the acquisition of CLFC;
- the reversal, in the fourth quarter, of $24.8 million ($15.6 million after tax) of restructuring costs related to the acquisition of Mackenzie; and
- a non-cash income tax charge of $24.8 million, recorded in the fourth quarter, arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets.

Including these items, net income attributable to common shareholders was $539.1 million or $2.03 per share in 2003. This compares with net income attributable to common shareholders of $491.1 million and earnings per share of $1.85 in 2002.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003		2002	
	NET INCOME	PER SHARE	NET INCOME	PER SHARE
Net income attributable to common shareholders, excluding the following items [non-GAAP results]	534	2.01	491	1.85
Dilution gain	15	0.05		
Restructuring reversal, net of tax	15	0.06		
Non-cash income tax charge	(25)	(0.09)		
Net income attributable to common shareholders [GAAP results]	539	2.03	491	1.85

The company's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other

Management of the company measures and evaluates the performance of these segments based on earnings before interest and taxes, as shown below:

CONDENSED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002	2003	2002	2003	2002	2003	2002
	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER		TOTAL	
Fee income	971	1,030	743	783			1,714	1,813
Net investment income and other	104	100	20	18	36	9	160	127
	1,075	1,130	763	801	36	9	1,874	1,940
Operating expenses								
Commissions	191	196	284	302			475	498
Non-commission	236	254	257	281	1		494	535
	427	450	541	583	1		969	1,033
Earnings before interest and taxes	648	680	222	218	35	9	905	907
Restructuring reversal							25	
Interest expense [1]							(86)	(80)
							844	827
Dilution gain							15	
Income before income taxes and discontinued operations							859	827
Income taxes [2]							299	317
Income before discontinued operations							560	510
Discontinued operations								2
Net income							560	512
Preferred dividends							21	21
Net income available to common shareholders							539	491
Net income, excluding dilution gain, restructuring reversal and income tax charge [non-GAAP financial measures]							534	491

[1] Interest expense represents the cost of financing the Mackenzie acquisition and totalled $86 million in 2003, compared with $80 million in 2002. During 2003, the company refinanced $275 million of the BA's related to the Mackenzie acquisition with a portion of the proceeds from the debentures issued in December 2002 and the two debentures issued in 2003. The refinancing resulted in an increase in the effective rate of interest on long-term debt related to the Mackenzie acquisition.

[2] The effective rate of tax was 34.8 per cent in 2003, compared with 38.4 per cent in 2002. The company benefited from statutory tax rate reductions, excluding Ontario, as well as other tax benefits, which were partly offset by the non-cash charge of $25 million related to future income tax liability on intangible assets with an indefinite life, as explained earlier. This charge increased the 2003 effective tax rate by 2.9 per cent.

Investors Group's core business provides a comprehensive range of financial and investment planning services to Canadians through its network of highly trained and well-supported consultants.

CONSULTANTS Investors Group distinguishes itself from its competition by offering personal, long-term financial planning to its clients. At the centre of this relationship is a national distribution network of highly skilled consultants working from 111 Financial Planning Centres across Canada. At the end of 2003, Investors Group had 3,223 consultants, compared with 3,324 in 2002. The percentage of consultants with more than four years' experience remained steady at 60.5 per cent, compared with 60.9 per cent a year earlier.

Investors Group is focused on growing its distribution network through the retention of existing consultants and the attraction of new industry professionals. Although the financial markets and the overall business environment improved in 2003, investor confidence was slow to recover. While this affected the recruitment efforts, retention levels improved in the second half of the year, and the consultant network grew in both the third and fourth quarters of 2003, the first consecutive quarters of growth since 1998.

Investors Group implemented a number of significant changes in 2003 designed to enhance the competitiveness of the product and service offering to its clients as well as changes aimed at providing greater value to consultants. These included:

- a comprehensive review and realignment of its pricing structure to enhance competitiveness;
- a realignment of its consultants' compensation and support to be more competitive, including a deferred compensation component designed to promote consultant retention;
- the introduction of *Symphony*™, as discussed further in this report;
- the enhancement of the Investors Group *Advantage*™ technology platform, which delivers additional flexibility, capability and productivity; and
- the introduction of *Solutions Banking*™ in June 2003, a suite of banking products and services through National Bank of Canada that expands Investors Group's financial planning-platform to include a greater proportion of its clients' balance sheets.

PRODUCTS AND SERVICES Investors Group is regarded as a leader in personal financial planning in Canada. This is achieved by delivering personal financial solutions tailored to each client's individual needs. Consultants recommend balanced, diversified and professionally managed portfolios that reflect the client's long-term goals and tolerance for risk.

In October 2003, Investors Group launched *Symphony*™, an enhanced strategic investment planning approach. *Symphony*™ is designed to help consultants build their business with a sophisticated investment discipline, backed by a process that provides a sound methodology for measuring a client's risk tolerance. Based on that assessment, consultants are able to provide appropriate risk-adjusted recommendations using Investors Group's extensive offering of funds. *Symphony*™ is a scientific and fully integrated approach to strategic investment planning support, which simplifies the asset allocation process and provides Investors Group with a high degree of competitive differentiation.

Consultants also look beyond investments to offer clients insurance products, banking services, mortgages and tax planning.

REVIEW OF SEGMENT OPERATING RESULTS

Investors Group earns revenue primarily from the management, administration and distribution of 147 Investors *Masterseries*™, partner and managed asset investment funds. This includes:

- management fees for advising and managing its mutual funds;
- fees charged to its mutual funds for administrative services, through certain of its subsidiaries, and trustee services, through Investors Group Trust Co. Ltd; and
- distribution fees charged to mutual fund account holders, which include redemption fees or back-end loads on mutual funds subject to a deferred sales charge.

Fee income is also earned from the distribution of insurance products, through I.G. Insurance Services Inc., and the provision of securities services through Investors Group Securities Inc. Additional revenue is derived from mortgage, banking and investment certificate operations.

Investors Group's earnings from operations before interest and taxes for the year ended December 31, 2003 were $648.5 million, compared with $680.5 million in 2002, as shown on the Condensed Statements of Income.

FEE INCOME To provide a stable level of fee income, Investors Group must continue to maintain high levels of mutual fund assets under management. Mutual fund assets under management totalled $40.9 billion at December 31, 2003, an increase of 8.8 per cent from $37.6 billion in 2002. The level of assets under management is influenced by four factors: sales, redemption rates, capital markets and relative investment performance.

For the year ended December 31, 2003, sales of Investors Group mutual funds through its consultant network were $4.02 billion, a decrease of 18.2 per cent from 2002. This compares to an overall industry decrease in mutual fund sales of 14.3 per cent. Mutual fund redemptions totalled $4.86 billion for the same period, a decrease of 3.3 per cent from $5.02 billion in 2002. Investors Group's redemption rate for long-term funds increased to 10.7 per cent in 2003 from 10.2 per cent in 2002, but remains well below the corresponding redemption rate of 14.1 per cent for all other members of IFIC. Net redemptions of Investors Group mutual funds were thus $839 million in 2003, compared with net redemptions of $109 million in 2002. Investment management services provided attractive levels of returns during the year as mutual fund assets increased by $4.2 billion or 11.1 per cent of opening assets due to market appreciation, consistent with overall industry growth. Overall, net change in assets was $3.3 billion in 2003.

In 2003, management fee income decreased by $46.0 million or 5.8 per cent to $741.4 million, reflecting a decline of 4.5 per cent in average daily mutual fund assets in 2003 compared with 2002.

Administration fees totalled $138.3 million in 2003, down 6.9 per cent from $148.6 million in 2002. Fees charged to the mutual funds for administrative services declined due to reductions in related expenses. Trustee fees declined due to reduced average mutual fund assets during the year.

Distribution fee income was $91.9 million in 2003, compared with $93.6 million in 2002. This decrease was due to lower redemption fee income consistent with the decline in redemptions subject to those fees. Overall, fee income totalled $971.6 million in 2003, compared with $1,029.6 million in 2002.

NET INVESTMENT INCOME AND OTHER includes interest and dividends earned on cash and cash equivalents, securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of earnings of Lifeco, as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt, but excludes interest expense on debt incurred to finance its acquisition of Mackenzie.

Net investment income and other totalled $104.0 million, an increase of 3.5 per cent from $100.5 million in 2002. The increase is due principally to the increase in Investors Group's share of earnings of Lifeco, offset in part by lower mortgage banking revenue.

OPERATING EXPENSES Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense in 2003 decreased by $4.0 million or 2.0 per cent, to $191.3 million, compared with $195.3 million in 2002. The decrease in commission expense was related to:

- lower average mutual fund assets under management resulting in lower asset retention bonus expense; and
- lower mutual fund sales in 2003.

Non-commission expenses declined $18.5 million to $235.8 million in 2003 from $254.3 million in the previous year and represents a decrease of 7.3 per cent. This decline was primarily due to:

- the impact of synergies related to the transition work completed with Mackenzie;
- management of discretionary expenses;
- improvements in productivity and the benefits derived from continued investment in technology;
- the decrease in average assets on which subadvisory fees are based; and
- reductions in consultant network support costs as a result of lower transactional activity levels and a smaller number of consultants during the year.

Management of the company continues to focus on expense reduction measures beyond the opportunities created by the transition activities. Investors Group has been able to gain these efficiencies and reduce expenses without affecting the quality of service provided to its clients and consultants.

Mackenzie is a multifaceted investment management and financial services corporation whose core business is the management and administration of mutual funds on behalf of Canadian investors and their financial advisors.

ASSET MANAGEMENT OPERATIONS As at December 31, 2003, more than one million clients held Mackenzie mutual funds and segregated funds. Total Mackenzie assets under management and administration increased 11.3 per cent during the year to amount to $38.3 billion.

In 2003, Mackenzie received eight awards at the Canadian Investment Awards Gala. Mackenzie has now been home to the "Analysts' Choice Fund Manager of the Year" award for five of the past six years. Industry recognition also came from the *Morningstar*™ fund-ranking service. In December, they reported that for the sixth consecutive month Mackenzie offered the most funds with a five-star rating.

PRODUCT DEVELOPMENT, SERVICE AND POSITIONING Mackenzie is a recognized product innovator in Canada and is constantly striving to develop better products that improve the after-tax return to investors. In recent years, Mackenzie has faced significant competition from structured yield products. Management is confident that it can meet these competitive market forces at lower costs for financial advisors and their clients.

In December 2003, Mackenzie filed a preliminary prospectus for Symmetry, a product which will be very competitive with the in-house wrap businesses developed by some distributors. Symmetry portfolios are constructed to meet each investor's unique profile using strategic asset allocation.

DEALER, TRUST AND ADMINISTRATIVE SERVICES MRS Group partners with independent financial advisors and their dealer firms to provide product and service solutions that increase their competitive advantage in the market place. MRS Group is composed of Multiple Retirement Services Inc., a mutual fund dealer, M.R.S. Trust Company, a federally regulated trust company, M.R.S. Securities Services Inc., an IDA member firm, and Winfund Software Corp., a developer and distributor of back-office software. These companies work together to support Canadian investment and mutual fund dealers and their financial advisors.

MRS Group services 900,000 registered and investment accounts. More than 9,500 independent financial advisors representing some 400 dealer firms across Canada choose MRS Group for their clients.

REVIEW OF SEGMENT OPERATING RESULTS

Mackenzie's earnings from operations before interest and taxes for the year ended December 31, 2003 were $221.4 million, compared with $217.9 million in 2002.

FEE AND NET INVESTMENT INCOME Mackenzie's mutual fund assets under management totalled $33.8 billion at December 31, 2003, an increase of 9.4 per cent from $30.9 billion at December 31, 2002. Market performance positively impacted mutual fund assets by $3.0 billion during the year. Sales of long-term funds (excluding money market and managed yield funds) were $4.0 billion in 2003, compared with $4.3 billion in 2002, a decline of 8.1 per cent. Net sales of long-term funds were $209 million in 2003, compared with $700 million in 2002.

Management fees were $554.7 million for the year ended December 31, 2003, a decrease of $37.9 million from $592.6 million in 2002. This decline is consistent with the 4.3 per cent decrease in Mackenzie's average mutual fund assets under management and the decline in the average management fee rate.

Administration fees include the following main components: operating expenses charged to funds, fees earned from administering certain Labour Sponsored Venture Capital Funds, and trustee and other administration fees generated from the MRS Group account administration business. Administration fees increased by $1.8 million to $148.5 million in 2003, compared with $146.7 million in 2002.

Distribution revenue, which represents fees earned on the redemption of mutual fund units sold on a deferred sales charge basis, decreased $4.7 million to $39.6 million from $44.3 million in the previous year, consistent with the decline in the redemption of mutual fund units that were subject to a redemption fee.

Net investment income and other represents the net interest margin from M.R.S. Trust's lending and deposit operations. Net investment income in 2003 was $19.9 million, an increase of $2.3 million from $17.6 million in 2002. The increase in the current year is attributed to a gain realized on the disposition of real estate held for sale.

OPERATING EXPENSES Commission expense, which represents the amortization of deferred selling commissions, decreased $11.5 million to $141.7 million from $153.2 million in 2002.

Trailer fees paid to dealers were $142.3 million in 2003, a decrease of $6.7 million from $149.0 million in the previous year. This decline is consistent with the overall decrease in Mackenzie's average mutual fund assets under management.

Non-commission expenses include costs incurred by Mackenzie in the administration, marketing and management of its mutual funds and all other expenses in the operation of its business. Non-commission expenses decreased $23.8 million to $257.3 million in 2003, from $281.1 million in the previous year. This decline was primarily due to:

- synergies related to the transition work with Investors Group;
- management of discretionary expenditures;
- lower distribution fees paid to a limited partnership, consistent with the decline in average assets financed by limited partnership vehicles; and
- reduction in subadvisory expenses due to the internalization of certain fund mandates and the renegotiation of a number of subadvisory agreements in 2002 and 2003.

Earnings before interest and taxes for Corporate and Other, the segment which represents net investment income earned on unallocated investments and other income, reflected higher levels of net investment income and other in 2003 compared to 2002. In addition, the figure for 2002 included a $12.2 million charge to income related to the writedown of the company's investments in mutual funds, in accordance with its accounting policy on securities.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The company's on-balance sheet assets totalled $6.29 billion at December 31, 2003, compared with $5.99 billion at December 31, 2002.

CONDENSED BALANCE SHEETS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash and cash equivalents	969	771
Securities	106	156
Loans	528	549
Investment in affiliate	461	321
Deferred selling commissions	764	727
Other assets	334	337
Goodwill and intangible assets	3,130	3,126
Total assets	6,292	5,987
Deposits and certificates	729	709
Other liabilities	938	942
Long-term debt	1,404	1,386
Shareholders' equity	3,221	2,950
Preferred shares	360	360
Common shareholders' equity	2,861	2,590
Total liabilities and shareholders' equity	6,292	5,987

The company's holdings of securities were $106.2 million at December 31, 2003, a decrease of $50.0 million or 32.0 per cent from 2002. Securities currently represent 1.7 per cent of total assets as compared with 2.6 per cent at December 31, 2002. The market value of the company's portfolio at December 31, 2003 exceeded cost by $125.1 million, consistent with the prior year-end.

The company continually strives to ensure that its portfolio holdings are of the highest quality. To manage the market and credit risk associated with the securities portfolio, a Senior Management Investment Committee monitors and regularly reviews the company's portfolio and approves all purchases.

Loans, including mortgages and personal loans, decreased by $21.0 million to $528.0 million at December 31, 2003 and represent 8.4 per cent of total assets compared to 9.2 per cent in 2002. This decrease comprised $66.5 million in mortgages and personal loans related to the company's intermediary activities and an increase of $45.5 million in residential loans related to the company's mortgage banking operations.

At December 31, 2003, impaired loans totalled $2.2 million, unchanged from the prior year, and represented 0.40 per cent of the total loan portfolio, compared with 0.38 per cent at December 31, 2002. The company monitors its credit risk management policies continuously to evaluate their effectiveness. These policies and practices have resulted in the effective control of impaired loans. Management of the company continued its conservative policy of maintaining adequate allowances to absorb all known and foreseeable credit-related losses in the mortgage, loan, and real estate portfolios. The allowance for credit losses exceeded impaired mortgages and loans by $19.3 million as at December 31, 2003, compared with $19.4 million at December 31, 2002.

LIQUIDITY

The company's operating liquidity is required for:

- financing ongoing operations, including the funding of selling commissions internally;
- temporarily holding mortgages in its mortgage banking facility;
- meeting regular interest and dividend obligations related to long-term debt and preferred shares;
- payment of quarterly dividends on the company's outstanding common shares; and
- maintaining liquidity requirements for the company's regulated entities.

A key liquidity requirement for the company is the funding of commissions paid on the sale of mutual funds. Commissions paid continue to be fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The company also maintains sufficient liquidity to fund and temporarily hold mortgages.

During the year, Investors Group repaid $275 million of the Floating Bankers' Acceptances due May 30, 2006 which were related to the acquisition of Mackenzie. On July 10, 2003 it purchased, by way of private placement, 2,662,690 common shares of Lifeco for total cash consideration of $100 million in support of the acquisition of CLFC.

Liquidity can also be provided through the company's ability to raise funds in domestic debt and equity markets, as evidenced by the funds raised to finance its acquisition of Mackenzie and by the funds raised through the $175 million and the $300 million in debentures issued in December 2002 and March 2003, respectively, which solidified a longer term capital structure and thus increased financial flexibility.

CAPITAL RESOURCES

Shareholders' equity increased to $3.22 billion as at December 31, 2003 from $2.95 billion at December 31, 2002. During 2003, long-term debt increased marginally to $1.40 billion from $1.39 billion at December 31, 2002. The company refinanced a portion of its long-term debt, extending terms at attractive interest rates while increasing its financial flexibility. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

The quarterly dividend per common share was increased to 25.5 cents in 2003.

Independent reviews confirm the continuing quality of the company's balance sheet and the strength of its operations. During 2003, both Standard & Poor's Ratings Service (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the company's senior debt and liabilities. The senior debt and liabilities were rated "A" with a stable outlook by both S&P and DBRS. Management is confident that the company's current capital resources are adequate and can support its activities during 2004.

CONDENSED STATEMENTS OF CASH FLOWS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash flows from operating activities	442	356
Cash flows from financing activities	(230)	(663)
Cash flows from investing activities	(14)	224
Increase [decrease] in cash and cash equivalents	198	(83)
Cash and cash equivalents, beginning of year	771	854
Cash and cash equivalents, end of year	969	771

OUTLOOK

THE FINANCIAL SERVICES ENVIRONMENT The financial services industry continues to experience considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;
- increasing ease of investment in capital markets;
- greater knowledge and understanding of investment products among the general public; and
- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the company operates in a highly competitive environment and competes with other mutual fund companies and with other financial services organizations, including banks, brokerage firms and life insurance companies. Merger and acquisition activity in 2003 reflected continued consolidation within the financial services industry.

Investors Group and Mackenzie are well positioned to enhance the company's competitive position in both the mutual fund and the financial services industries. Investors Group and Mackenzie continue to pursue additional opportunities for product and service enhancements and operating efficiencies.

During 2003:

- Management met its transition plan objective, which was to achieve $100 million (pre-tax basis) of synergies per year on a run-rate basis in the second year following acquisition. This consisted of $75 million per year in synergies to the company's shareholders and $25 million per year in synergies to Investors Group and Mackenzie mutual fund clients. Synergies realized by mutual fund clients are based upon reductions in fund operating costs.
- The company completed the largest systems conversion in the history of the Canadian mutual fund industry in November 2003. Mackenzie and Investors Group merged their transfer agency and unitholder record-keeping systems into one shareholder administration system, preserving the integrity and privacy of their respective client bases. Both Mackenzie and Investors Group unitholders will benefit from economies of scale from the combined platform.
- Both Mackenzie and Investors Group developed innovative products and strategic investment planning tools to assist clients in building optimal investment portfolios.

This strategy continues to enhance the extent and quality of the company's client relationships, protect its client base and expand its market share.

THE REGULATORY ENVIRONMENT ❧ The company is subject to complex and changing legal and regulatory requirements with the company's principal regulators, including the provincial and territorial governments in Canada. The company's activities are also regulated by the Canadian Securities Administrators, its member constituents and various self-regulatory organizations. Changes in the regulatory framework or failure to comply with any of these laws, rules and regulations could have an adverse effect on the company. The company supports all regulatory efforts that will protect the interests of clients and preserve the integrity and reputation of the industry and its members. Management looks forward to future developments that will further these objectives.

REVIEW OF MUTUAL FUND INDUSTRY PRACTICES ❧ The Ontario Securities Commission, the Mutual Fund Dealers Association and other regulatory bodies are reviewing trading practices in the Canadian mutual fund industry and have requested information from mutual fund companies and dealers regarding "late trading" and "market timing" activities. Each of Investors Group and Mackenzie has provided detailed responses, on a timely basis, to the questionnaires issued by these regulators. The company supports this initiative to strengthen the Canadian mutual fund industry and will co-operate fully with the regulators in their efforts to obtain and assess relevant information.

OTHER RISK FACTORS

MARKET RISK ❧ Stronger financial markets in 2003 led to growing investor confidence and increases in the level of assets under management. However, risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 11.7 per cent at December 31, 2003, among the lowest in the industry. The corresponding redemption rate for the industry as a whole was 14.2 per cent, excluding the company's mutual funds.

Investors Group and Mackenzie provide consultants and independent financial advisors with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisors can also play a key role in educating investors about the value of portfolio diversification. In periods of declining markets and market volatility, the company's consultants and independent financial advisors are effective in reminding clients of the benefits of long-term investing.

DISTRIBUTION RISK ❧ INVESTORS GROUP CONSULTANT NETWORK Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with particular clients, which can lead to a strong and personal client relationship, based on the client's trust in that individual consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts, which could have an adverse effect on Investors Group's results of operations and business prospects.

MACKENZIE Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with, Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and unique in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors.

HIGHLIGHTS Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as of December 31, 2003, held a 61.4 per cent voting interest (unchanged from 2002) and a 54.4 per cent equity interest (2002 - 54.6 per cent) in Pargesa Holding S.A., the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media, energy, water, waste services and specialty mineral sectors.

The carrying value of Power Financial's interest in Parjointco as of December 31, 2003 was $1.6 billion, as in 2002. Power Financial's share of earnings of Parjointco, net of dividends received, has been offset by negative foreign currency translation adjustments. An organization chart and a more detailed description of the group's principal holdings are presented earlier in this Annual Report in the section entitled "The Pargesa Group."

As at December 31, 2003, Pargesa held a 48 per cent interest (2002 - 48.1 per cent) in the Belgian holding company Groupe Bruxelles Lambert (GBL), representing 50.3 per cent of the voting rights (2002 - 50.2 per cent). GBL, which is based in Brussels, Belgium, is listed on the Euronext Brussels stock exchange. At the same date, Pargesa and GBL jointly held a 53.5 per cent interest (54.3 per cent in 2002) in Imerys S.A. (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa held 100 per cent of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media and entertainment), Total (energy) and Suez (energy, water and waste services).

PARGESA GROUP - FINANCIAL INFORMATION

AS AT DECEMBER 31, 2003 [IN MILLIONS OF DOLLARS] [1]

	PARGESA HOLDING S.A.	GROUPE BRUXELLES LAMBERT
Cash and temporary investments	3	298[2]
Long-term debt	246[3]	30
Shareholders' equity	6,341	10,341
Market capitalization	5,803	10,064

[1] Foreign currencies have been converted into Canadian dollars at year-end rate.

[2] Net of debt and exchangeable bonds due in 2004 for an amount of $540 million.

[3] Drawdowns from bank credit facilities maturing in 2004 and 2005.

Over the last few years, Pargesa has taken steps to focus on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has control, or in which it has a substantial interest. Accordingly, the Pargesa group has worked actively to turn local or regional businesses into world-class companies, sometimes accepting a dilution in the level of control.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

The group now owns, through a simple holding structure, four main investments representing more than 93 per cent of Pargesa's adjusted net asset value, as shown in the table on the next page.

PARGESA – BREAKDOWN OF ADJUSTED NET ASSET VALUE [FLOW-THROUGH BASIS]

AS OF DECEMBER 31, 2003 [IN MILLIONS OF DOLLARS]

	NET ASSETS [PARGESA'S SHARE]	%
Total [3.6 per cent]	2,705	39
Bertelsmann [25.1 per cent] [1]	1,307	19
Imerys [53.5 per cent]	1,704	24
Suez [7.2 per cent]	962	13
Other investments	176	3
Net cash and short-term assets net of long-term debt [2]	161	2
	7,015	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates.
Figures have been converted into Canadian dollars using an exchange rate of 1.0441.

[1] The value of the investment in the private company Bertelsmann, shown in the table above, is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2003.

[2] Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

At the end of December 2003, the adjusted net asset value was $7,015 million, corresponding to a value per Pargesa share of SF3,989 (SF3,345 at the end of 2002). Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of the share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

CASH EARNINGS

From an accounting standpoint, the implementation of the strategy of recent years has resulted in a decrease in the number of holdings accounted for under the equity method. Total and Suez, which represent 52 per cent of Pargesa's adjusted net asset value, are accounted for at cost and, accordingly, only the annual dividend received from these companies is recorded for the purpose of determining Pargesa's consolidated earnings.

The group's results can also be analysed by examining, on a flow-through basis, the operating cash earnings generated by the group's holdings. Under this method, share of operating earnings of the holdings subject to equity accounting (Imerys and Bertelsmann) is replaced by the share of dividends received from those companies. Pargesa's Board of Directors has proposed to raise the dividend from SF86 to SF92 at the May 2004 Annual General Meeting of Shareholders.

PARGESA HOLDING S.A. – CONTRIBUTION TO OPERATING CASH EARNINGS [1]

[IN MILLIONS OF SWISS FRANCS, EXCEPT PER SHARE AMOUNTS]	2003	2002
	FLOW-THROUGH CASH EARNINGS	
Imerys	41.1	34.4
Bertelsmann	89.6	99.0
Total	71.9	65.4
Suez	38.4	37.7
Cash earnings from major holdings	241.0	236.5
Contribution from other participations	6.2	6.3
Operating results of holdings	(35.0)	(23.4)
Pargesa flow-through cash earnings	212.2	219.4
Cash earnings per share	126	130
Pargesa dividend per share [2]	92	86

[1] See definition on page 110.

[2] Subject to approval by shareholders at the May 2004 Annual General Meeting.

CONSOLIDATED EARNINGS

Pargesa saw its operating earnings grow from SF176 million in 2002 to SF192 million in 2003. Imerys posted in 2003 an 11 per cent increase in its net operating income expressed in Euros. The contribution from Bertelsmann to operating earnings, which includes as in 2002 Pargesa's share of the preferred dividend paid by Bertelsmann, also reflects an improvement in operating results. Total paid in 2003 a higher dividend than in 2002, while the dividend paid by Suez remained the same as the previous year. Overall, the contribution from the four main holdings to operating earnings increased by SF33 million, which was partly offset by a decrease in corporate results from group holding companies.

In 2003, Pargesa recorded non-operating earnings of SF24 million, compared with a loss of SF301 million in 2002. The 2003 non-operating income reflects in particular Pargesa's share of the gain recorded by Bertelsmann on the sale of the specialty magazine group BertelsmannSpringer and on the sale of its interest in barnesandnoble.com, net of non-recurring charges. In 2002, the loss consisted primarily of Pargesa's share of an adjustment recorded by Bertelsmann in the carrying value of its interest in Zomba Music Group.

PARGESA HOLDING S.A.

DECEMBER 31 [IN MILLIONS]	2003		2002	
AS REPORTED BY PARGESA	SF	$[1]	SF	$[1]
Operating earnings	192	200	176	178
Goodwill amortization [2]	(8)	(9)	(8)	(9)
Non-operating earnings [3]	24	25	(301)	(304)
Net earnings	208	216	(133)	(135)

[1] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.

[2] Goodwill recorded by holding companies (Pargesa and GBL) on their direct investments.

[3] Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method.

BERTELSMANN was affected in 2003 by the weakness of the U.S. dollar against the Euro. This primarily affected Random House and BMG. The outset of a global economic recovery observed during the year differed greatly by geographic region. While the U.S. economy recovered appreciably, especially in the second half of the year, the Euro region was slow to follow suit, in Germany in particular, where the economy remained quite stagnant.

Despite a difficult environment, operating EBITA increased 20 per cent over 2002 to €1,123 million ($1,777 million), while operating return on sales improved from 5.1 per cent to 6.7 per cent. Major contributors to this increase were RTL Group, Arvato and DirectGroup. Total revenues for the year declined 8.3 per cent to €16.8 billion ($26.6 billion). Adjusted for currency and portfolio impacts, the total group revenues remained quite stable as compared to 2002.

In addition, Bertelsmann recorded capital gains of €620 million ($981 million) in 2003 primarily on the disposal of BertelsmannSpringer, the specialist publishing group, and of its position in barnesandnoble.com and of the group's Eastern European newspaper businesses. The results of the year were also affected by restructuring charges recorded at BMG, primarily as a result of the integration of the Zomba Music Group acquired in 2002, and by a €234 million ($370 million) provision for a lawsuit from two former employees of AOL Germany against Bertelsmann. Bertelsmann has taken no reserve with respect to a legal action instituted against it in connection with Napster. Bertelsmann is of the view that the action is without merit. Net income was €154 million ($244 million) for the year, compared with €928 million ($1,376 million) in 2002, which included significant capital gains. Net financial debt was reduced from €2.7 billion ($4.5 billion) in 2002 to €0.8 billion ($1.3 billion) at the end of 2003.

TOTAL performed well in 2003, benefiting from a 5 per cent increase in its production of oil and the impact of synergy and productivity programs adopted at the time of the merger of Totalfina with Elf. This brought net operating earnings, excluding non-recurring items, to €7.3 billion ($11.5 billion), up 17 per cent from 2002, representing on the same basis a 23 per cent increase in earnings per share due to a substantial share buy-back program.

The results for 2003 were significantly affected by the fall of the U.S. dollar against the Euro, the currency used by Total to report its financial statements. Expressed in dollars for purposes of comparison with other major oil companies, net earnings per share, excluding non-recurring items, rose 47 per cent, one of the best performances in the industry. Net income for the year, including non-recurring items, amounted to €7.0 billion ($11.1 billion), up 18 per cent from 2002.

SUEZ posted revenues of €39.6 billion ($62.7 billion) almost unchanged compared with 2002, despite assets disposals. Ninety per cent of 2003 revenues were generated in Europe and in North America, 80 per cent of which came from Europe. Organic growth, on the basis of the constant exchange rate and group structure, was 6.1 per cent, driven by all business sectors.

EBITDA totalled €6.0 billion ($9.5 billion), a decrease of 17.1 per cent compared to 2002. On a constant exchange rate and group structure basis EBITDA increased by 4.9 per cent. The energy sector contributed €4.0 billion ($6.3 billion), a decrease of 3 per cent; on a comparable basis, EBITDA from this sector increased by 8.3 per cent. The EBITDA from the environment sector increased 4.7 per cent on a comparable basis, but decreased substantially when taking into account the unfavourable foreign exchange fluctuations and the major disposals made in 2003, particularly Nalco, Northumbrian and Cespa.

The group's income was affected by the implementation of the 2003-2004 Action Plan, the principal objectives of which are the strengthening of its financial structure and the improvement in the return on capital. In addition to the disposals in the environment sector mentioned above, the group withdrew from the communications sector, disposed of several of its non-strategic assets and cancelled insufficiently profitable contracts. These steps reduced net debt from €26 billion ($43 billion) in 2002 to €15 billion ($24 billion) at year-end 2003 and to €13.9 billion ($22.6 billion) by the end of February 2004.

IMERYS Despite highly adverse conditions, including a weaker dollar and rising energy costs, Imerys improved its main financial indicators in 2003. Net operating income grew for the twelfth consecutive year and the operating margin continued to rise, reaching 13.6 per cent as compared with 12.6 per cent in 2002. Financial debt was reduced further, from 78.8 per cent of shareholders' equity at the end of December 2002 to 69.9 per cent in 2003. This performance was driven by increasing sales after two difficult years, positive changes in the price/product mix ratio, the effect of ongoing programs to reduce production costs and lower net financial expenses.

In Pigments for Paper, global demand for printing and writing paper showed a modest recovery in 2003, but with strong geographical disparities. In Specialty Minerals, market demand also varied, improving in the construction and floor tile segments but sluggish in tableware and automobile markets. In Refractories, many end markets continued to perform poorly, particularly in metallurgy, and conditions were difficult for the Abrasives segment as well. For the Building Materials segment, the French terracotta tile market grew in 2003 with expanding renovation activities, while terracotta products continued to gain ground against concrete products.

Net income for Imerys was €160 million ($253 million), an increase of 12 per cent over 2002.

LOOKING TO THE FUTURE

The Pargesa group plans to continue to centre its activities on a small number of large European companies and to focus on their strategic development.

BREAKDOWN OF NET EARNINGS OF PARGESA [FLOW-THROUGH BASIS]

AS OF AND FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF SWISS FRANCS[1]]	CUMULATIVE EQUITY INTEREST	PARGESA'S ECONOMIC INTEREST	CONTRIBUTION TO PARGESA'S EARNINGS 2003	2002
	%	%		
Contribution from principal holdings				
Equity accounted				
Imerys [industrial]	53.5	39.6	118	101
Bertelsmann [media and entertainment]	25.1	12.0	(5)	(14)
Non-consolidated				
Total [energy]	3.6	1.7	72	65
Suez [energy, water, waste services]	7.2	3.5	38	38
			223	190
Other holdings			3	8
Operating earnings from holding companies			(34)	(22)
Operating earnings before goodwill amortization			192	176
Goodwill amortization [2]			(8)	(8)
Non-operating earnings			24	(301)
Net earnings in Swiss francs			208	(133)
Net earnings in Canadian dollars [3]			217	(135)

[1] Earnings as shown in the table are those reported by Pargesa, and do not include adjustments made by Power Financial to conform with Canadian GAAP.

[2] Goodwill amortization refers to the goodwill amortization recorded by holding companies on their investments.

[3] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.

SUMMARY OF FINANCIAL DATA

1 – SELECTED ANNUAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003	2002	2001
Revenues	15,369	18,603	17,861
Operating earnings before other items [1]			
in millions of dollars	1,261	1,074	906
per share – basic	3.43	2.97	2.53
Net earnings [2]			
in millions of dollars	2,023	988	879
per share – basic	5.62	2.72	2.44
per share – diluted	5.56	2.68	2.41
Consolidated assets	105,960	68,319	67,069
Consolidated assets and assets under administration [3]	242,333	172,815	180,980
Consolidated long-term liabilities			
Long-term debt	4,198	2,313	2,437
Shareholders' equity	8,137	6,855	5,828
Book value per share	19.77	16.73	14.65
Number of common shares outstanding [millions]	348.4	346.9	346.7
Dividends per share [declared]			
Common shares	1.2050	1.0400	0.8800
First preferred shares [4]			
Series A	0.8208	0.7341	1.0513
Series C	1.3000	1.3000	1.3000
Series D	1.3750	1.3750	1.3750
Series E	1.3125	1.3125	0.22654
Series F	1.4750	0.8012	–
Series H	1.4375	0.20873	–
Series I	1.3305	–	–
Series J	1.0422	–	–

[1] Operating earnings and operating earnings per share are non-GAAP financial measures. Please refer to comments previously made in this report.

[2] Net earnings include other income in addition to operating earnings and, in 2001, direct and indirect goodwill amortization expense of $107 million or $0.31 per share (goodwill is no longer amortized since 2002) as well as the Corporation's share of specific items recorded by Lifeco for $189 million or $0.55 per share.

[3] Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, $36 billion in 2002 and $39 billion in 2001; the increase in 2003 includes the impact of the acquisition of Canada Life. Investors Group's mutual fund assets include those of Mackenzie, which was acquired in 2001; mutual fund assets were $75 billion in 2003, $68 billion in 2002 and $75 billion in 2001.

[4] The Series B, First Preferred Shares were redeemed in May 2003.

2 – SUMMARY OF QUARTERLY RESULTS

[IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003				2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
SELECTED QUARTERLY INFORMATION								
Revenues	4,794	4,445	(59)	6,178	4,821	4,156	4,912	4,714
Operating earnings								
in millions of dollars	263	325	319	354	237	297	272	268
per share – basic	0.71	0.88	0.87	0.96	0.65	0.83	0.75	0.74
Other income								
in millions of dollars	(10)	–	808	(36)	–	–	(62)	(24)
per share – basic	0.03	–	2.32	(0.10)	–	–	(0.18)	(0.07)
Net earnings								
in millions of dollars	253	325	1,127	318	237	297	210	244
per share – basic	0.68	0.88	3.19	0.86	0.65	0.83	0.57	0.67
per share – diluted	0.68	0.87	3.15	0.85	0.65	0.82	0.56	0.66

EARNINGS – FOURTH QUARTER OF 2003 Operating earnings for the fourth quarter of 2003 were $354 million or $0.96 per share, compared with $268 million or $0.74 per share for the same period in 2002. The contribution from subsidiaries and affiliate to operating earnings increased by 36 per cent from $271 million to $369 million, mainly driven by higher contributions from Lifeco and Investors Group.

Other income was a charge of $36 million or $0.10 per share in the fourth quarter of 2003, compared with a charge of $24 million or $0.07 per share in the fourth quarter of 2002.

As a result, net earnings for the quarter were $318 million or $0.86 per share, compared with $244 million or $0.67 per share in the fourth quarter of 2002.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
ASSETS		
Cash and cash equivalents	3,646	2,437
Investments [Note 3]		
Shares	3,073	1,507
Bonds	54,208	33,766
Mortgages and other loans	15,616	8,399
Loans to policyholders	6,566	6,177
Real estate	1,597	1,270
	81,060	51,119
Funds withheld by ceding insurers	4,142	4,786
Investment in affiliate, at equity [Note 4]	1,550	1,558
Goodwill and intangible assets [Note 5]	10,210	5,077
Future income taxes [Note 6]	1,190	364
Other assets [Note 7]	4,162	2,978
	105,960	68,319
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 8]	66,999	44,508
Other	4,499	3,788
Deposits and certificates	729	709
Funds held under reinsurance contracts [Note 14]	4,655	–
Long-term debt [Note 9]	4,198	2,313
Future income taxes [Note 6]	1,063	511
Other liabilities [Note 10]	8,722	5,014
	90,865	56,843
Non-controlling interests [Note 11]	6,958	4,621
SHAREHOLDERS' EQUITY		
Stated capital [Note 12]		
Preferred shares	1,250	1,050
Common shares	556	548
Retained earnings	6,284	4,758
Foreign currency translation adjustments	47	499
	8,137	6,855
	105,960	68,319

Approved by the Board of Directors

Director

Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003	2002
REVENUES		
Premium income	12,441	11,187
Bulk reinsurance – initial ceded premiums [Note 14]	(5,372)	–
	7,069	11,187
Net investment income	4,773	3,813
Fee income	3,527	3,603
	15,369	18,603
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds [Note 14]	8,346	12,593
Commissions	1,376	1,199
Operating expenses	2,726	2,452
Interest expense [Note 9]	223	156
	12,671	16,400
	2,698	2,203
Share of earnings of affiliate [Note 4]	88	80
Other income, net [Note 15]	783	(85)
Earnings before income taxes and non-controlling interests	3,569	2,198
Income taxes [Note 6]	850	749
Non-controlling interests [Note 11]	696	461
Net earnings	2,023	988
Earnings per common share [Note 18]		
Basic	5.62	2.72
Diluted	5.56	2.68

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Retained earnings, beginning of year	4,758	4,202
Add		
Net earnings	2,023	988
Deduct		
Dividends		
Preferred shares	67	45
Common shares	420	361
Other	10	26
	497	432
Retained earnings, end of year	6,284	4,758

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
OPERATING ACTIVITIES		
Net earnings	2,023	988
Non-cash charges [credits]		
Increase in policy liabilities	(4,259)	954
Increase in funds withheld by ceding insurers	644	(309)
Increase in funds held under reinsurance contracts	4,655	
Amortization and depreciation	124	109
Future income taxes [recovery]	(105)	87
Non-controlling interests	696	461
Dilution gain	(894)	–
Other	(1,279)	(502)
Change in non-cash working capital items	929	(36)
Cash from operating activities	2,534	1,752
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(263)	(200)
Preferred shares	(64)	(42)
Common shares	(404)	(347)
	(731)	(589)
Issue of common shares	8	1
Issue of preferred shares	350	300
Redemption of preferred shares	(150)	
Issue of common shares by subsidiaries	142	28
Repurchase of common shares by subsidiaries	(158)	(169)
Issue of Great-West Life Capital Trust securities		350
Redemption of preferred shares by subsidiaries	(102)	(350)
Repayment of bankers' acceptances		(497)
Repayment of commercial paper and other loans	(46)	(60)
Issue of long-term debt	1,746	175
Repayment of long-term debt	(403)	(191)
Other	91	66
	747	(936)
INVESTMENT ACTIVITIES		
Bond sales and maturities	41,425	21,498
Mortgage loan repayments	1,890	1,695
Sale of shares	1,256	499
Proceeds from securitizations	127	217
Change in loans to policyholders	(626)	(4)
Change in repurchase agreements	93	108
Acquisition of Canada Life Financial Corporation [Note 2]	(1,826)	
Investment in bonds	(42,340)	(22,672)
Investment in mortgage loans	(1,935)	(1,270)
Investment in shares	(552)	(654)
Other	416	84
	(2,072)	(499)
Increase in cash and cash equivalents	1,209	317
Cash and cash equivalents, beginning of year	2,437	2,120
Cash and cash equivalents, end of year	3,646	2,437

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	611	658
Interest paid on long-term debt	194	147

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliate.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal operating subsidiaries of the Corporation are: (a) Great-West Lifeco Inc. (Lifeco) (direct interest of 70.4%, 2002 – 78.5%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West Life), which in turn holds 100% of the common shares of Canada Life Financial Corporation (Canada Life) and 100% of the common shares of London Insurance Group Inc. (LIG) which itself holds 100% of London Life Insurance Company and (b) Investors Group Inc. (Investors Group) (direct interest of 56.0%, 2002 – 56.1%), which holds 100% of the common shares of Mackenzie Financial Corporation (Mackenzie). Investors Group holds 4.2% (2002 – 4.4%) of the common shares of Lifeco, and Great-West Life holds 3.5% of Investors Group. The Corporation accounts for its investment in its affiliate, Parjointco N.V., using the equity method.

REVENUE RECOGNITION — Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Corporation premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from investment management services.

Management and certain administration fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Distribution revenues are recognized on a trade basis.

CASH AND CASH EQUIVALENTS — For purposes of the statement of cash flows, cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

INVESTMENTS — Investments, other than those held by Lifeco, are accounted for as follows: investments in shares are carried at cost. Where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less provisions for losses. Real estate investments are valued at cost less provisions for losses.

Investments held by Lifeco are accounted for as follows: investments in shares are carried at cost plus a moving average market value adjustment of $36 million (2002 – $28 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management.

Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $103 million (2002 – $82 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisals and current market data available. Appraisals of all properties are conducted at least once every three years by qualified appraisers.

Effective July 1, 2002, Lifeco has implemented revised Office of the Superintendent of Financial Institutions Canada rates used to calculate the moving average market value adjustment for shares and real estate. The rate used to adjust shares towards market value has been changed from 15% per annum to 5% per quarter, and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and did not have a material effect on the financial statements of the Corporation.

Net investment income includes the amortization of net deferred realized gains on portfolio investments sold and net unrealized gains on shares and real estate investments of $328 million (2002 – $220 million).

SECURITIZATIONS Investors Group periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. Investors Group retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. Investors Group also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of Investors Group's retained interests, quoted market prices are used if available. However, quotes are generally not available for retained interests, so Investors Group estimates fair value based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. Investors Group continues to service the loans transferred. As a result, a servicing liability is also recognized and amortized over the servicing period as servicing fees.

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in investment income in the consolidated statement of earnings. The retained interests in the securitized loans are recorded in other assets, and the servicing liability is recorded in other liabilities on the consolidated balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

DEFERRED SELLING COMMISSIONS Commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS Effective January 1, 2002, the Corporation adopted the recommendations of the *Canadian Institute of Chartered Accountants Handbook* Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed for impairment at least annually in addition to a transitional impairment test upon adoption. No impairment loss resulted from the transitional or annual impairment testing.

STOCK-BASED COMPENSATION PLANS Effective January 1, 2002, the Corporation adopted the recommendations of *CICA Handbook* Section 3870 – Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees, as well as direct award of stock and stock appreciation rights to employees, must be accounted for using a fair value-based method of accounting. This standard does not require the use of the fair value-based method to account for all other stock-based transactions with employees. The Corporation has chosen to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro forma net income and pro forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Had the fair value-based accounting method been applied to stock options granted in the year, net earnings would have been reduced by approximately $6 million (2002 – $1 million) and earnings per common share would have been reduced by less than $0.02 (2002 – $0.01). The fair value of options granted by the Corporation was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield 2.7%, expected volatility 14.8%, risk-free interest rate 4.96% and expected life of 7 years.

REPURCHASE AGREEMENTS Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS Derivative financial instruments are utilized by the Corporation in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to utilize derivative financial instruments for speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to assets under management. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instruments, any realized or unrealized gain or loss on such derivative instruments is immediately recognized in income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of interest payments without the exchange of the notional principal amount on which the payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

Written call options are used in conjunction with interest rate swaps to effectively convert convertible fixed rate bonds to non-convertible variable rate bonds as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the option. Gains and losses realized upon exercise of the option are amortized into income over the remaining term of the original hedged item.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the option are recognized in net investment income.

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Corporation also enters into certain foreign exchange forward contracts to hedge the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized gains and losses on contracts related to revenues are recognized in net investment income as the contracts are settled. Realized gains, net of tax, were $73 million in 2003 ($13 million in 2002). The realized and unrealized gains and losses on contracts related to net investment in foreign operations are deferred in the shareholders' equity section of the consolidated balance sheet.

Equity index swaps are used to hedge certain product liabilities that are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments. These equity index swaps are marked to market with realized and unrealized gains and losses included in net investment income.

The Corporation also enters into equity index swaps to offset changes that affect fee income earned on its mutual fund assets under management. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its equity swap agreements as hedges of the anticipated revenue stream and accounts for them on the accrual basis. Management fee income is adjusted to include the payments made or received under the equity index swaps.

The Corporation also manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in net investment income and other on a basis consistent with the related securities.

The Corporation acts as a counterparty to forward contracts used in trading activities. As at December 31, 2002, the Corporation had equity-linked forward contracts outstanding with a notional amount of $1,618 million, expiring January 9, 2003. Unrealized gains and losses on these contracts have been reported on a net basis in the Corporation's consolidated financial statements since the Corporation has both the legal right and intent to settle these amounts simultaneously with the related on-balance sheet asset or liability. The credit risk exposure arising from these forward contracts is eliminated by the ability of the Corporation to settle on a net basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

FOREIGN CURRENCY TRANSLATION All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings except those related to self-sustaining operations and financing related thereto, which are deferred in the shareholders' equity section of the consolidated balance sheet.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS The Corporation maintains defined benefit pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets which are valued at fair value, and the amortization of actuarial gains or losses over the expected average remaining service life of employees.

The Corporation also has unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

The Corporation also provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. The cost of the benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of post-retirement health and life benefits is charged to earnings in the period during which the services are rendered.

COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See Note 16 for the impact of this standard on the financial statements of the Corporation.

LOANS TO POLICYHOLDERS Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS WITHHELD BY CEDING INSURERS/FUNDS HELD UNDER REINSURANCE CONTRACTS Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited to Lifeco by the ceding insurer.

FUTURE ACCOUNTING CHANGES STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees. On January 1, 2004, the Corporation will adopt the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees. The impact of adopting the new recommendations in the Corporation's consolidated financial statements will not be material.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FUTURE ACCOUNTING CHANGES – HEDGING RELATIONSHIPS Accounting Guideline 13 – Hedging Relations (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheet, and changes in fair value will be recorded in the consolidated statement of earnings. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation has reassessed its hedging relationships as at January 1, 2004 and has determined that the impact of adopting the new recommendation will not be material.

2. ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION

On July 10, 2003, Lifeco acquired all of the outstanding common shares of Canada Life, the parent company of The Canada Life Assurance Company, that were not already beneficially owned by Lifeco at a price of $44.50 per Canada Life common share, representing an aggregate transaction value of $7.2 billion, including transaction costs.

The acquisition was completed by Lifeco issuing 55,958,505 common shares at a price of $37.556 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement, 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share and $4.219 billion in cash. The 607,712 common shares of Canada Life that were beneficially owned by Lifeco had a carrying value of $21 million as at the date of the acquisition.

Vested stock options on 2,766,834 Canada Life common shares, outstanding at acquisition were exchanged for an equivalent value of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each Canada Life common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, the Corporation invested $800 million to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. also invested $100 million by purchasing 2,662,690 Lifeco common shares from treasury via private placement.

Lifeco also entered into an arrangement with a Canadian chartered bank (the Bank) pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco, Great-West Life, or one or more of its subsidiaries. The credit facility originally provided a one-year bank facility of up to $1,400 million, and also up to $600 million of five-year term financing. The five-year term financing is syndicated to a group of international financial institutions. The outstanding loan balances under these facilities on December 31, 2003 were $0 and $596 million, respectively.

Immediately after the acquisition, Lifeco transferred its ownership of Canada Life common shares to Great-West Life, at cost.

2. ACQUISITION OF CANADA LIFE FINANCIAL CORPORATION [CONTINUED]

The preliminary allocation of the purchase price is summarized as follows:

[IN MILLIONS OF DOLLARS]	PARTICIPATING ACCOUNT	SHAREHOLDERS' ACCOUNT	TOTAL
VALUE OF ASSETS ACQUIRED			
Cash and certificates of deposit	251	2,142	2,393
Bonds	4,031	18,578	22,609
Mortgage loans	1,042	6,358	7,400
Stocks	694	757	1,451
Real estate	157	812	969
Loans to policyholders	716	339	1,055
Other invested assets	9	458	467
Intangible assets	–	870	870
Other assets	121	1,550	1,671
	7,021	31,864	38,885
VALUE OF LIABILITIES ASSUMED			
Policy liabilities	6,588	24,979	31,567
Commercial paper and other loans	–	594	594
Income taxes payable	39	74	113
Net deferred gains on portfolio investments sold	332	842	1,174
Other liabilities	19	1,653	1,672
Non-controlling interests	–	492	492
Participating policyholder surplus	43	–	43
Preferred shares	–	162	162
	7,021	28,796	35,817
FAIR VALUE OF NET ASSETS ACQUIRED	–	3,068	3,068

Total purchase consideration:

Cash	4,219
Lifeco common shares	2,102
Lifeco 4.80% Preferred Shares, Series E	597
Lifeco 5.90% Preferred Shares, Series F	199
Fair value of Lifeco options exchanged for Canada Life options	10
Value of Canada Life common shares already owned	21
Transaction and related costs, net of income taxes	23
	7,171
GOODWILL ON ACQUISITION	4,103

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. The acquired intangible assets include customer contract related intangible assets that are subject to amortization and brands and customer contract related intangible assets that are not subject to amortization (see Note 7). Included in other liabilities assumed are accruals for Canada Life costs of $412 million related to planned exit and consolidation activities involving operations and systems, compensation costs and facilities (see Note 16).

Results of Canada Life are included in the Consolidated Statement of Earnings from the date of acquisition.

3. INVESTMENTS

[IN MILLIONS OF DOLLARS]	CARRYING VALUE			
	HELD BY LIFECO	HELD BY THE CORPORATION AND OTHER SUBSIDIARIES	TOTAL	ESTIMATED MARKET VALUE
2003				
Shares	2,961	112	3,073	3,411
Bonds	54,208	–	54,208	55,695
Mortgages and other loans	15,088	528	15,616	16,186
Loans to policyholders	6,566	–	6,566	6,566
Real estate	1,594	3	1,597	1,769
	80,417	643	81,060	83,627
2002				
Shares	1,348	159	1,507	1,608
Bonds	33,764	2	33,766	35,335
Mortgages and other loans	7,850	549	8,399	8,903
Loans to policyholders	6,177	–	6,177	6,177
Real estate	1,267	3	1,270	1,484
	50,406	713	51,119	53,507

TERM TO MATURITY AND INTEREST RANGE OF BONDS AND MORTGAGE LOANS

[BEFORE ALLOWANCE FOR CREDIT LOSSES]

[IN MILLIONS OF DOLLARS]	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
2003					%
Bonds	5,767	13,358	35,231	54,356	0.6–19.9
Mortgage loans	468	5,684	9,529	15,681	3.6–13.8
2002					
Bonds	3,663	8,818	21,358	33,839	1.2–14.5
Mortgage loans	399	4,735	3,380	8,514	3.7–14.0

3. INVESTMENTS [CONTINUED]

CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

[IN MILLIONS OF DOLLARS]	2003	2002
Balance, beginning of year	188	167
Acquisition of Canada Life	111	–
Increase [decrease] in provisions for credit losses	(4)	35
Write-offs	(55)	(25)
Other	(27)	11
Balance, end of year	213	188

The allowance for credit losses includes general provisions, established at a level that, together with the provision for future credit losses included in actuarial liabilities, reflects management's estimates of potential future credit losses.

Also included in mortgages and other loans are modified/restructured loans that are performing in accordance with their current terms amounting to $112 million (2002 – $183 million).

Investments in real estate include an asset value allowance, which provides for deterioration of market values associated with real estate held for investment amounting to $22 million (2002 – $25 million).

Included in investments are the following:

IMPAIRED LOANS

[IN MILLIONS OF DOLLARS]	2003	2002
Bonds	223	125
Mortgage loans	12	13
Foreclosed real estate	1	3
	236	141

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

3. INVESTMENTS [CONTINUED]

SECURITIZATIONS Investors Group securitized the following loans with gains, net of transactions costs, being recognized in net investment income:

[IN MILLIONS OF DOLLARS]	2003		2002	
	PRINCIPAL AMOUNT SECURITIZED	NET GAIN	PRINCIPAL AMOUNT SECURITIZED	NET GAIN
Residential mortgages	122	1	131	2
NHA-insured mortgages	6	–	58	–
Personal investment loans	–	–	32	2

Investors Group's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits and mortgage-backed securities holders (the "Purchasers"). The Purchasers do not have recourse to Investors Group's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for transactions completed during 2003 and 2002 were as follows:

	RESIDENTIAL MORTGAGES	NHA-INSURED MORTGAGES
2003	%	%
Weighted-average		
Remaining service life [in years]	2.4	5.0
Interest rate	5.25	4.93
Coupon rate of securities issued	4.29	4.32
Prepayment rate	15.00	–[1]
Discount rate	5.15	4.60
Servicing fees	0.25	0.15
Expected credit losses	0.05	–

[1] NHA-insured mortgages securitized by the Corporation had no prepayment privileges.

	RESIDENTIAL MORTGAGES	NHA-INSURED MORTGAGES	PERSONAL LOANS
2002	%	%	%
Weighted-average			
Remaining service life [in years]	2.0	5.6	N/A
Interest rate	5.61	5.82	Prime +1
Coupon rate of securities issued	4.43	4.92	2.24
Prepayment rate	15.00	6.00	10.00
Discount rate	5.33	5.16	9.04
Servicing fees	0.25	0.21	0.15
Expected credit losses	0.05	–	0.15

At December 31, 2003, the current fair value of retained interests was $13 million (2002 – $15 million). The sensitivity to immediate 10% and 20% adverse changes to key assumptions was considered to be immaterial.

3. INVESTMENTS [CONTINUED]

The total loans reported by Investors Group, the securitized loans serviced by Investors Group, as well as cash flows related to securitization arrangements are as follows:

[IN MILLIONS OF DOLLARS]	2003	2002
Mortages	981	1,153
Personal loans	216	236
	1,197	1,389
Less securitized loans serviced	669	840
Total on-balance sheet loans	528	549
Proceeds from new securitizations	127	217
Cash flows received on retained interests	6	4

4. INVESTMENT IN AFFILIATE AT EQUITY

[IN MILLIONS OF DOLLARS]	2003	2002
	PARJOINTCO N.V. [1]	
Carrying value, beginning of year	1,558	1,406
Share of operating earnings	88	80
Share of Pargesa's non-operating earnings	(3)	(87)
Foreign currency translation adjustments	(51)	210
Dividends	(42)	(36)
Other, net	–	(15)
Carrying value, end of year	1,550	1,558
Share of equity, end of year	1,533	1,540

[1] Parjointco N.V., 50% held by the Corporation, held a voting interest of 61.4% [2002 – 61.4%] and an equity interest of 54.4% [2002 – 54.6%] in Pargesa Holding S.A.

5. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	3,688	1,389	5,077
Acquisition of Canada Life	4,103	870	4,973
Effect of repurchase of common shares by subsidiaries	152	–	152
Other	9	(1)	8
Balance, end of year	7,952	2,258	10,210

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. The intangible assets include indefinite life intangible assets ($1,983 million) that are not subject to amortization, as well as finite life intangible assets ($275 million) amortized over a period of 20 years.

6. INCOME TAXES

The following table reconciles the statutory and effective tax rates:

	2003	2002
Combined basic Canadian federal and provincial tax rates	36.1%	39.6%
Non-taxable investment income	(3.3)	(3.8)
Earnings of affiliated company	(0.8)	(0.1)
Lower effective tax rates on income not subject to tax in Canada	(1.7)	(2.2)
Dilution gain	(9.0)	–
Miscellaneous including Large Corporation Tax	2.5	0.6
	23.8%	34.1%

[IN MILLIONS OF DOLLARS]		
Components of income tax expense are:		
Current income taxes	955	662
Future income taxes [recovery]	(105)	87
	850	749
Future income taxes consist of the following temporary differences:		
Policy liabilities	–	31
Loss carry forwards	257	–
Restructuring charges	20	41
Portfolio investments	397	199
Other future income tax assets	516	93
Future income tax assets	1,190	364
Deferred selling commissions	275	258
Policy liabilities	114	–
Intangible assets	242	216
Other future income tax liabilities	432	37
Future income tax liabilities	1,063	511

As at December 31, 2003, the Corporation has available non-capital tax loss carry forwards of approximately $892 million (the benefit of $749 million has been recognized in these financial statements), expiring at various dates to 2010. In addition, the Corporation has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million.

7. OTHER ASSETS

[IN MILLIONS OF DOLLARS]	2003	2002
Dividends, interest and other receivables	1,760	1,022
Premiums in course of collection	448	305
Deferred selling commissions	764	727
Fixed assets, net of accumulated depreciation	428	304
Accrued pension asset [Note 17]	221	173
Other	541	447
	4,162	2,978

8. ACTUARIAL LIABILITIES AND RISK MANAGEMENT

[A] NATURE OF ACTUARIAL LIABILITIES Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Corporation's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analysed and used to update the Corporation's experience valuation mortality tables for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no future improvements have been assumed for life insurance valuation.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

MORBIDITY The Corporation uses industry developed experience tables modified to reflect emerging Corporation experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

INVESTMENT RETURNS The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

EXPENSES Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

POLICY TERMINATION Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Corporation has no experience with specific types of policies or its exposure is limited. The Corporation has reflected the emerging trend of lower lapsation on lapse supported benefits in its policy liabilities.

POLICYHOLDER DIVIDENDS Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The Actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policy.

8. ACTUARIAL LIABILITIES AND RISK MANAGEMENT [CONTINUED]

[B] INTEREST RATE RISK Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

[C] CREDIT RISK Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

[D] REINSURANCE RISK Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by $7,329 million (2002 – $1,379 million).

[E] FOREIGN EXCHANGE RISK If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Corporation to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Corporation to modify an asset position to more closely match actual or committed liability currency.

[F] LIQUIDITY RISK Liquidity risk is the risk that the Corporation will have difficulty in raising funds to meet commitments. The liquidity needs of the Corporation are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between liability requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

[G] SENSITIVITY OF ACTUARIAL ASSUMPTIONS The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by $43 million. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $153 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

9. LONG-TERM DEBT

[IN MILLIONS OF DOLLARS]	2003	2002
POWER FINANCIAL CORPORATION		
7.65% debentures, due January 5, 2006 [i]	150	150
6.90% debentures, due March 11, 2033	250	
INVESTORS GROUP INC.		
Floating Bankers' Acceptance, due May 30, 2006	175	450
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	
LIFECO		
First mortgages secured by real estate and limited recourse mortgages, repaid in 2003		122
Five-year term facility at interest rates of: Canadian 90-day Bankers' Acceptance [$471 million]; 90-day LIBOR rate [$125 million]	596	
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	278	
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	210	
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	
Series B 6.40% Debentures due December 11, 2028, unsecured	101	
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048. Unsecured [US $175 million]	226	276
Other notes payable with interest of 8.0%	12	15
	4,198	2,313

[i] These debentures were effectively converted into a Swiss franc-denominated debt (SF127,518,490) bearing interest at 4.43% payable semi-annually through a ten-year, cross-currency swap expiring in 2006. The carrying value of this swap is included in Other assets.

Interest expense on long-term debt amounted to $219 million (2002 – $146 million).

The maximum aggregate amount of principal payments on long-term debt in each of the next five years is as follows: $1 million in 2004; $1 million in 2005; $326 million in 2006; $1 million in 2007 and $597 million in 2008.

10. OTHER LIABILITIES

[IN MILLIONS OF DOLLARS]	2003	2002
Accounts payable, accrued liabilities and other	4,458	2,263
Net deferred gains on portfolio investments sold [i]	2,237	958
Income taxes payable	699	518
Repurchase agreements	503	511
Accrued pension liability [Note 17]	499	413
Dividends and interest payable	173	152
Commercial paper and other loans	153	199
	8,722	5,014

[i] The balance of net deferred gains on portfolio investments sold comprise the following:

[IN MILLIONS OF DOLLARS]	2003	2002
Shares	385	361
Bonds	1,568	539
Mortgage loans	126	34
Real estate	158	24
	2,237	958

11. NON-CONTROLLING INTERESTS

[IN MILLIONS OF DOLLARS]	2003	2002
Non-controlling interests include:		
Participating policyholders	1,582	1,491
Preferred shareholders of subsidiaries	1,855	999
Trust units issued by Great-West Life Capital Trust and Canada Life Capital Trust	466	350
Common shareholders of subsidiaries	3,055	1,781
	6,958	4,621
Earnings attributable to non-controlling interests include:		
Earnings attributable to participating policyholders	105	10
Dividends to preferred shareholders of subsidiaries	76	74
Distributions on Great-West Life Capital Trust and Canada Life Capital Trust	28	1
Earnings attributable to common shareholders of subsidiaries	487	376
	696	461

12. STATED CAPITAL

AUTHORIZED Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	2003		2002	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
PREFERRED SHARES		[IN MILLIONS] $		[IN MILLIONS] $
Series A First Preferred Shares [i]	4,000,000	100	4,000,000	100
Series B First Preferred Shares [ii]	–	–	6,000,000	150
Series C First Preferred Shares [iii]	6,000,000	150	6,000,000	150
Series D First Preferred Shares [iv]	6,000,000	150	6,000,000	150
Series E First Preferred Shares [v]	8,000,000	200	8,000,000	200
Series F First Preferred Shares [vi]	6,000,000	150	6,000,000	150
Series H First Preferred Shares [vii]	6,000,000	150	6,000,000	150
Series I First Preferred Shares [viii]	8,000,000	200	–	–
Series J First Preferred Shares [ix]	6,000,000	150	–	–
		1,250		1,050
COMMON SHARES [x]	348,416,840	556	346,856,840	548

[i] The Series A First Preferred Shares are entitled to an annual cumulative dividend at a floating rate equal to 70% of the prime rate of two major Canadian chartered banks and are redeemable at $25.00 per share.

[ii] During the year, the Corporation redeemed all of the 6,000,000 Series B First Preferred Shares for $150 million.

[iii] The 5.20% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.30 per share per annum. On and after October 31, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed within the twelve months commencing October 31, 2007, declining by $0.20 per share for each subsequent twelve-month period thereafter to October 31, 2011, $25.20 if redeemed on or after October 31, 2011 and before July 31, 2012, and $25.00 if redeemed on or after July 31, 2012. On or after July 31, 2012, the Corporation may convert each Series C First Preferred Share into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time. On or after October 31, 2012, subject to the right of the Corporation to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $3.00 and 95% of the weighted average trading price of the common shares at such time.

[iv] The 5.50% Non-Cumulative First Preferred Shares, Series D are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.375 per share per annum. On and after January 31, 2013, the Corporation may redeem for cash the Series D First Preferred Shares in whole or in part, at the Corporation's option, at $25.00 per share together with all declared and unpaid dividends to but excluding the date of redemption.

[v] The 5.25% Non-Cumulative First Preferred Shares, Series E are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3125 per share per annum. On and after November 30, 2006, the Corporation may redeem for cash the Series E First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 30, 2007, $25.75 if redeemed thereafter and prior to November 30, 2008, $25.50 if redeemed thereafter and prior to November 30, 2009, $25.25 if redeemed thereafter and prior to November 30, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

12. STATED CAPITAL [CONTINUED]

[vi] The 5.90% Non-Cumulative First Preferred Shares, Series F are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.475 per share per annum. On and after July 17, 2007, the Corporation may redeem for cash the Series F First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to July 17, 2008, $25.75 if redeemed thereafter and prior to July 17, 2009, $25.50 if redeemed thereafter and prior to July 17, 2010, $25.25 if redeemed thereafter and prior to July 17, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

[vii] The 5.75% Non-Cumulative First Preferred Shares, Series H are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.4375 per share per annum. On and after December 10, 2007, the Corporation may redeem for cash the Series H First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 10, 2008, $25.75 if redeemed thereafter and prior to December 10, 2009, $25.50 if redeemed thereafter and prior to December 10, 2010, $25.25 if redeemed thereafter and prior to December 10, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

[viii] During the year, the Corporation issued 8,000,000 6.00% Non-Cumulative First Preferred Shares, Series I for cash proceeds of $200 million. The 6.00% Non-Cumulative First Preferred Shares, Series I are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.50 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series I First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

[ix] During the year, the Corporation issued 6,000,000 4.70% Non-Cumulative First Preferred Shares, Series J for cash proceeds of $150 million. The 4.70% Non-Cumulative First Preferred Shares, Series J are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.175 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series J First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

On and after April 30, 2013, the Corporation may convert each Series J First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

On and after July 31, 2013, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series J First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October of each year into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

[x] During the year, 1,560,000 common shares (155,000 in 2002) were issued under the Corporation's Employee Stock Option Plan for a consideration of $8 million ($1 million in 2002).

13. STOCK-BASED COMPENSATION

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the "value of deferred share unit"). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2003, the value of the deferred share units outstanding was $1.5 million ($0.7 million in 2002).

[ii] Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of Power Corporation of Canada on the open market and to have the Corporation invest, on the employee's behalf, a further amount. The amount paid on behalf of employees was $0.1 million in 2003 ($0.1 million in 2002).

[iii] Under the Corporation's Employee Stock Option Plan, 8,380,800 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date except for a grant of 1,000,000 options in 1997 which became fully vested at the date of the grant, a grant of 1,500,000 options in 2000 which vest equally over a period of five years beginning on December 31, 2000, and a grant of 1,500,000 options in 2003 which vest as follows: 500,000 at December 31, 2005, 500,000 at December 31, 2006 and 500,000 at December 31, 2007.

A summary of the status of the Corporation's stock option plan as at December 31, 2003 and 2002, and changes during the years ended on those dates is as follows:

	2003		2002	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	7,230,000	12.50	7,385,000	12.35
Granted	1,500,000	43.30	–	–
Exercised	(1,560,000)	5.29	(155,000)	5.24
Outstanding at end of year	7,170,000	20.51	7,230,000	12.50
Options exercisable at end of year	5,350,000	13.71	6,577,500	11.03

The following table summarizes information about stock options outstanding at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
			$		$
7.35 – 13.10	4,000,000	1.8	9.16	4,000,000	9.16
22.70 – 33.73	1,670,000	6.6	27.22	1,350,000	27.17
43.30	1,500,000	9.6	43.30	–	–
	7,170,000	4.5	20.51	5,350,000	13.71

14. REINSURANCE TRANSACTION

During the third quarter of 2003, Great West, London Life, and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a co-insurance/funds withheld basis. The ceded premiums of $5,372 million associated with the transaction have been recorded on the Consolidated Statement of Earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 million and an increase in funds held under reinsurance contracts of the same amount.

15. OTHER INCOME, NET

[IN MILLIONS OF DOLLARS]	2003	2002
Share of Pargesa's non-operating earnings	(3)	(87)
Gain resulting from dilution of the Corporation's interest in Lifeco	894	
Restructuring costs [Note 16]	(31)	
Reversal of restructuring costs related to Mackenzie	25	
Other	(102)	2
	783	(85)

16. RESTRUCTURING COSTS

Following the acquisition of Canada Life on July 10, 2003, Lifeco developed a plan to restructure and exit selected operations of Canada Life. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $497 million are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and facilities. The costs include approximately $412 million that was recognized as part of the purchase equation of Canada Life. Costs of approximately $85 million will be charged to income as incurred (see Note 1).

The following details the amount and status of restructuring and exit program costs:

[IN MILLIONS OF DOLLARS]	EXPECTED FUTURE COSTS			AMOUNT UTILIZED IN THE PERIOD ENDED DECEMBER 31, 2003			BALANCE DECEMBER 31, 2003		
	ACCRUED ON ACQUISITION	TO BE EXPENSED AS INCURRED	TOTAL	ACCRUED ON ACQUISITION	EXPENSED AS INCURRED	TOTAL	ACCRUED ON ACQUISITION	TO BE EXPENSED AS INCURRED	TOTAL
Costs of eliminating duplicate systems	76	42	118	4	9	13	72	33	105
Costs of exiting and consolidating operations	51	20	71	11	17	28	40	3	43
Compensation costs	245	19	264	79	5	84	166	14	180
Costs of exiting and consolidating facilities	40	4	44	–	–	–	40	4	44
	412	85	497	94	31	125	318	54	372

17. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

[IN MILLIONS OF DOLLARS]	2003		2002	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
FAIR VALUE OF PLAN ASSETS				
Balance, beginning of year	1,451		1,626	
Employee contributions	11		8	
Employer contributions	22		15	
Benefits paid	(98)		(135)	
Actual return on plan assets	278		(60)	
Acquisitions	1,171		–	
Foreign exchange	(44)		(3)	
Balance, end of year	2,791		1,451	
ACCRUED BENEFIT OBLIGATIONS				
Balance, beginning of year	1,525	295	1,476	307
Benefits paid	(102)	(14)	(140)	(10)
Current service cost	59	13	40	14
Employee contributions	11		8	
Interest cost	132	26	100	20
Actuarial [gain] loss	76	122	43	(36)
Acquisitions	1,043	132	–	–
Foreign exchange	(56)	(11)	(2)	
Balance, end of year	2,688	563	1,525	295
FUNDED STATUS				
Fund surplus [deficit] [i]	103	(563)	(74)	(295)
Unamortized net actuarial [gains] losses	65	117	142	(13)
Accrued asset [liability] [ii]	168	(446)	68	(308)
CHARGE WAS DETERMINED AS FOLLOWS				
Current service cost	59	13	40	14
Interest cost	132	26	100	20
Expected return on plan assets	(144)		(120)	
Amortization of net actuarial gains	(2)		(11)	
Amortization of net [asset] obligation at transition	1		(3)	
	46	39	6	34
SIGNIFICANT WEIGHTED AVERAGE ACTUARIAL ASSUMPTIONS				
Discount rate	6.17%	6.29%	6.76%	6.77%
Expected long-term rate of return on plan assets	7.22%		7.73%	
Rate of compensation increase	4.61%		5.24%	

17. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

In determining the expected cost of health care benefit plans, it was assumed that health care costs would increase in 2003 by 7.2% to 11.0% in Canada and by 10.0% in the United States. It is assumed that these rates would gradually decrease to a level of 4.7% by 2009 in Canada and to a level of 5.25% by 2014 in the United States.

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2003 amounted to $65 million ($1,430 million in 2002) and $9 million ($1,310 million in 2002) respectively.

[ii] The net accrued asset (liability) shown above is presented in these financial statements as follows:

[IN MILLIONS OF DOLLARS]	2003			2002		
	PENSION PLANS	OTHER	TOTAL	PENSION PLANS	OTHER	TOTAL
Other assets [Note 7]	221	–	221	173	–	173
Other liabilities [Note 10]	(53)	(446)	(499)	(105)	(308)	(413)
Accrued asset [liability]	168	(446)	(278)	68	(308)	(240)

18. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Net earnings	2,023	988
Dividends on preferred shares	(67)	(45)
Net earnings available to common shareholders	1,956	943
Weighted number of common shares outstanding [millions] – basic	348.1	346.8
Exercise of stock options	7.2	7.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(3.5)	(2.4)
Weighted number of common shares outstanding [millions] – diluted	351.8	351.6

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

[IN MILLIONS OF DOLLARS]	2003		2002	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and cash equivalents	3,646	3,646	2,437	2,437
Investments [excluding real estate]	79,463	81,858	49,849	52,023
Other financial assets	6,350	6,350	6,113	6,113
Total financial assets	89,459	91,854	58,399	60,573
LIABILITIES				
Policy liabilities	71,498	74,243	48,296	50,484
Deposits and certificates	729	738	709	718
Long-term debt	4,198	4,444	2,313	2,410
Other financial liabilities	10,641	10,641	3,643	3,643
Total financial liabilities	87,066	90,066	54,961	57,255

Fair value is determined using the following methods and assumptions:

The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection.

Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.

Deposit liabilities are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debt with similar terms and risks.

20. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Corporation, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments whose notional amount is not recorded on the balance sheet.

The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

	NOTIONAL AMOUNT					
[IN MILLIONS OF DOLLARS]	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2003						
Interest rate contracts						
Futures – long	468			468		1
– short	334			334		(2)
Interest rate swaps	674	1,095	312	2,081	30	3
Options written	56	64		120		(5)
Options purchased	409	406	718	1,533	56	
	1,941	1,565	1,030	4,536	86	(3)
Foreign exchange contracts						
Forward contracts	2,336	250		2,586	140	100
Cross-currency swaps	107	906	971	1,984	170	131
	2,443	1,156	971	4,570	310	231
Market risk management						
Options purchased	15	48		63	1	1
Options written	18	60		78		(13)
Forward sales		17		17	1	
Equity contracts	431	28		459	67	67
	464	153		617	69	55
	4,848	2,874	2,001	9,723	465	283
2002						
Interest rate contracts						
Interest rate swaps	192	1,150	81	1,423	37	10
Options written		302		302		(6)
Options purchased	798	999		1,797		
	990	2,451	81	3,522	37	4
Foreign exchange contracts						
Forward contracts	1,285	1,098		2,383	5	(34)
Cross-currency swaps	62	606	345	1,013	17	(112)
	1,347	1,704	345	3,396	22	(146)
Market risk management						
Options purchased	22	62		84	6	6
Options written	24	78		102		(10)
Forward sales		17		17	4	4
Equity contracts	173	125		298	61	56
	219	282		501	71	56
	2,556	4,437	426	7,419	130	(86)

20. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS [CONTINUED]

The amount subject to credit risk is limited to the current market value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

The fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

21. CONTINGENT LIABILITIES

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

At December 31, 2003, there are three proposed class actions against Great-West Life (one in each of British Columbia, Ontario and Québec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. The agreement received final court approval in 2002. As at the date of settlement, estimated future settlement benefits of $180 million and expenses related to the administration of the settlement in the amount of $20 million were fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class action proceeding in Ontario against Lifeco, Great-West Life, LIG and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of LIG in 1997 by Great-West Life. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these proceedings will have a material adverse effect on the consolidated financial position of the Corporation.

22. THE EVENT OF SEPTEMBER 11, 2001

As part of its reinsurance business, Canada Life has special risk reinsurance contracts with other insurers and reinsurers on which it has incurred losses as a result of the event of September 11, 2001. In 2001, Canada Life set up a total provision of $131 million pre-tax ($85 million after-tax) relating to these claims. Canada Life's remaining net provision is $83 million pre-tax as at December 31, 2003. The provision is recorded net of estimated reinsurance recoveries and catastrophe coverage.

Canada Life has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in order to collect all amounts owed by such parties. Based on the information that Canada Life has to date, Canada Life believes that it will succeed in enforcing its rights in respect of each of its reinsurance agreements.

London Reinsurance Group (LRG) results in 2001 included a charge of $82 million after-tax ($73 million in the shareholder account and $9 million in the participating policyholder account) relating to estimated claims provisions from the event of September 11, 2001. The payment of claims to the end of 2003 has not resulted in a change to those estimates, and no further charges have been recorded.

23. COMMITMENTS AND GUARANTEES

[A] DISCLOSURE OF GUARANTEES The Corporation has adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payments is slight.

Other than the following, the Corporation has not provided any guarantees.

[B] SYNDICATED LETTERS OF CREDIT Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on LRG's, a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US $1,100 million in letters of credit capacity. The facility has two tranches: One tranche, arranged in 2003 in the amount of US $730 million, is for a one-year term to November 23, 2004. The second tranche arranged in 2002 in the amount of US $370 million, has a three-year term expiring November 15, 2005. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued US $925 million in letters of credit under the facility as at December 31, 2003. Subsequent to December 31, 2003, two transactions resulted in the reduction of total issued letters of credit under this facility to US $818 million as at January 5, 2004. LRG had issued US $1,079 million under a previous letter of credit facility at December 31, 2002. In addition, LRG has other bilateral letter of credit facilities totalling US $40 million (2002 – US $40 million). Bonds and debentures in the amount of C $4 million (2002 – C $11 million) have been pledged to support these letters of credit.

[C] CROWN LIFE ACQUISITION AGREEMENTS As part of the 1999 acquisition by Canada Life of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, Canada Life has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case Canada Life would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

24. SEGMENTED INFORMATION

The following strategic business units constitute the Corporation's reportable operating segments:

Lifeco offers in Canada, the United States and in Europe, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations. For reporting purposes, Lifeco combines its Canadian and European operations.

Investors Group offers a comprehensive package of financial planning services and investment products to its client base. Investors Group derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. Investors Group also earns revenue from fees charged to its mutual funds for administrative services.

Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of media, specialty minerals, water, waste services and energy companies based in Europe.

The segment entitled "Other" is made up of corporate activities of the Corporation. Other also includes consolidation adjustments.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets.

24. SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2003 [IN MILLIONS OF DOLLARS]	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	7,069				7,069
Net investment income	4,529	160		84	4,773
Fee income	1,831	1,714		(18)	3,527
	13,429	1,874		66	15,369
EXPENSES					
Insurance claims	8,346				8,346
Commissions	919	475		(18)	1,376
Operating expenses	2,199	494		33	2,726
Interest expense		85		138	223
	11,464	1,054		153	12,671
	1,965	820		(87)	2,698
Share of earnings of affiliate			88		88
Other income – net	(31)	40	(3)	777	783
Earnings before income taxes and non-controlling interests	1,934	860	85	690	3,569
Income taxes	550	299		1	850
Non-controlling interests	506	245		(55)	696
Contribution to consolidated net earnings	878	316	85	744	2,023
INFORMATION ON ASSET MEASURE					
Goodwill	5,636	2,316			7,952
Total assets	97,451	6,292	1,550	667	105,960
Assets under administration	61,699	74,674			136,373

24. SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2002 [IN MILLIONS OF DOLLARS]	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	11,187				11,187
Net investment income	3,638	127		48	3,813
Fee income	1,807	1,813		(17)	3,603
	16,632	1,940		31	18,603
EXPENSES					
Insurance claims	12,593				12,593
Commissions	718	498		(17)	1,199
Operating expenses	1,895	535		22	2,452
Interest expense		79		77	156
	15,206	1,112		82	16,400
	1,426	828		(51)	2,203
Share of earnings of affiliate			80		80
Other income – net		2	(87)		(85)
Earnings before income taxes and non-controlling interests	1,426	830	(7)	(51)	2,198
Income taxes	430	318		1	749
Non-controlling interests	277	223		(39)	461
Contribution to consolidated net earnings	719	289	(7)	(13)	988
INFORMATION ON ASSET MEASURE					
Goodwill	1,383	2,305			3,688
Total assets	60,071	5,987	1,558	703	68,319
Assets under administration	36,048	68,448			104,496

GEOGRAPHIC INFORMATION

[IN MILLIONS OF DOLLARS]	CANADA	U.S.	EUROPE	TOTAL
2003				
Revenues	12,640	2,729		15,369
Investment in affiliate, at equity			1,550	1,550
Goodwill and intangible assets	10,051	159		10,210
Total assets	74,564	30,246	1,550	105,960
Assets under administration	119,548	16,825		136,373
2002				
Revenues	12,738	5,865		18,603
Investment in affiliate, at equity			1,558	1,558
Goodwill and intangible assets	5,011	66		5,077
Total assets	42,700	24,061	1,558	68,319
Assets under administration	86,952	17,544		104,496

25. DISPOSITIONS

LONDON GUARANTEE INSURANCE COMPANY On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company, for proceeds of $83 million resulting in an after-tax gain of $31 million.

MACKENZIE INVESTMENT MANAGEMENT INC. On December 16, 2002, Mackenzie disposed of an 85.7% owned subsidiary, Mackenzie Investment Management Inc., for net proceeds of $95 million, resulting in an after-tax gain of $2 million.

LIFESTYLE RETIREMENT COMMUNITIES LTD. During 2003, London Life completed its previously announced sale of Lifestyle Retirement Communities Ltd., a wholly owned subsidiary of London Life, which resulted in an after-tax gain of $35 million in the participating account and $17 million in the shareholders' account.

26. SUBSEQUENT EVENTS

[a] On January 14, 2004, Lifeco announced that Jefferson-Pilot Corporation had agreed to purchase U.S. group business of its indirect subsidiary, Canada Life, subject to regulatory approvals. The Canada Life U.S. group business consists of group life, disability and dental insurance, and represents approximately US$340 million in annual premiums.

[b] On February 25, 2004, Investors Group announced that is had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either [i] $1.95 in cash, or [ii] $0.975 in cash and 0.02973 of a common share of Investors Group for each IPC common share. Shareholders owning or controlling 54 per cent of IPC's outstanding shares have agreed to irrevocably support the transaction. IPC, which was founded in 1996, is the fifth largest financial planning organization in Canada, with $7.1 billion of client assets under administration and $1.2 billion of mutual fund assets under management. It serves the financial needs of Canadians through over 600 financial advisors. IPC will be operated as a separate entity and will be managed by its current leadership team. Subject to regulatory and shareholder approval, the transaction is expected to be completed in May 2004.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF POWER FINANCIAL CORPORATION

We have audited the consolidated balance sheets of Power Financial Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Chartered Accountants
Montréal, Québec
April 2, 2004

DECEMBER 31	2003	2002	2001	2000	1999
			[IN MILLIONS OF DOLLARS]		
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	3,646	2,437	2,120	1,831	1,636
Consolidated assets	105,960	68,319	67,069	59,403	56,903
Shareholders' equity	8,137	6,855	5,828	4,963	4,462
Consolidated assets and assets under administration	242,333	172,815	180,980	141,060	131,281
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	7,069	11,187	10,477	9,976	8,526
Net investment income	4,773	3,813	3,916	3,813	3,717
Fee income	3,527	3,603	3,468	2,717	2,162
Expenses					
Paid or credited to policyholders	8,346	12,593	12,030	11,374	9,936
Commissions	1,376	1,199	1,176	1,035	911
Operating expenses	2,726	2,452	2,595	2,304	1,984
Special charges	–	–	204	–	–
Interest expense	223	156	144	71	74
	2,698	2,203	1,712	1,722	1,500
Share of earnings of affiliate	88	80	33	44	46
Other income – net	783	(85)	207	60	222
Income taxes	850	749	641	665	535
Amortization of goodwill	–	–	148	70	64
Non-controlling interests	696	461	284	305	335
Net earnings	2,023	988	879	786	834
			[IN DOLLARS]		
PER SHARE					
Operating earnings before amortization of goodwill and non-recurring items	3.43	2.97	2.53	2.18	1.83
Net earnings – before amortization of goodwill	5.62	2.72	2.75	2.36	2.47
Net earnings	5.62	2.72	2.44	2.18	2.32
Dividends	1.2050	1.0400	0.8800	0.7250	0.6025
Book value at year-end	19.77	16.73	14.65	12.72	11.28
MARKET PRICE					
High	50.25	43.25	38.70	35.50	35.65
Low	36.50	31.85	29.10	18.95	20.80
Year-end	49.53	36.30	38.10	34.85	24.00

QUARTERLY FINANCIAL INFORMATION

	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE – BASIC	EARNINGS PER SHARE – DILUTED
	[IN MILLIONS OF DOLLARS]		[IN DOLLARS]	
2003				
First quarter	4,794	253	0.68	0.68
Second quarter	4,445	325	0.88	0.87
Third quarter	(59)	1,127	3.19	3.15
Fourth quarter	6,189	318	0.86	0.85
2002				
First quarter	4,821	237	0.65	0.65
Second quarter	4,156	297	0.83	0.82
Third quarter	4,912	210	0.57	0.56
Fourth quarter	4,714	244	0.67	0.66

BOARD OF DIRECTORS

ANDRÉ DESMARAIS, O.C.[1]
DEPUTY CHAIRMAN OF THE CORPORATION
AND PRESIDENT
AND CO-CHIEF EXECUTIVE OFFICER,
POWER CORPORATION OF CANADA

THE HONOURABLE
PAUL DESMARAIS, P.C., C.C.[1][3]
CHAIRMAN OF THE EXECUTIVE COMMITTEE,
POWER CORPORATION OF CANADA

PAUL DESMARAIS, JR.[1]
CHAIRMAN OF THE CORPORATION
AND CHAIRMAN
AND CO-CHIEF EXECUTIVE OFFICER,
POWER CORPORATION OF CANADA

GÉRALD FRÈRE[3]
MANAGING DIRECTOR, FRÈRE-BOURGEOIS S.A.

ANTHONY R. GRAHAM
PRESIDENT, WITTINGTON INVESTMENTS, LIMITED

ROBERT GRATTON[1]
PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE CORPORATION

THE RIGHT HONOURABLE
DONALD F. MAZANKOWSKI, P.C., O.C.[1]
COMPANY DIRECTOR

JERRY E.A. NICKERSON
CHAIRMAN OF THE BOARD,
H.B. NICKERSON & SONS LIMITED

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT AND CHIEF
FINANCIAL OFFICER OF THE CORPORATION
AND VICE-CHAIRMAN
AND CHIEF FINANCIAL OFFICER,
POWER CORPORATION OF CANADA

RAYMOND ROYER, O.C., FCA[1][2][3]
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
DOMTAR INC.

GUY ST-GERMAIN, C.M.[2][3]
PRESIDENT,
PLACEMENTS LAUGERMA INC.

EMŐKE J.E. SZATHMÁRY, C.M., PH.D.[2]
PRESIDENT AND VICE-CHANCELLOR,
UNIVERSITY OF MANITOBA

DIRECTORS EMERITUS

JAMES W. BURNS, O.C.

THE HONOURABLE
P. MICHAEL PITFIELD, P.C., Q.C.

OFFICERS

PAUL DESMARAIS, JR.
CHAIRMAN OF THE BOARD

ROBERT GRATTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ANDRÉ DESMARAIS, O.C.
DEPUTY CHAIRMAN

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT
AND CHIEF FINANCIAL OFFICER

ARNAUD VIAL
SENIOR VICE-PRESIDENT,
FINANCE

EDWARD JOHNSON
VICE-PRESIDENT,
GENERAL COUNSEL
AND SECRETARY

JOCELYN LEFEBVRE, C.A.
MANAGING DIRECTOR,
POWER FINANCIAL EUROPE B.V.

DENIS LE VASSEUR, C.A.
CONTROLLER

PIERRE-ELLIOTT LEVASSEUR
TREASURER

JEANNINE ROBITAILLE
ASSISTANT SECRETARY

[1] Member of the Executive Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee

CORPORATE INFORMATION

Additional copies of this annual report, as well as copies of the annual reports of Great-West Lifeco Inc., The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, Investors Group Inc., and Pargesa Holding S.A. are available from: The Secretary, Power Financial Corporation,

751 Victoria Square Montréal, Québec Canada H2Y 2J3	or	Suite 2600 Richardson Building 1 Lombard Place Winnipeg, Manitoba Canada R3B 0X5

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1-800-564-6253
8th Floor, 151 Front Street West, Toronto, Ontario, Canada M5J 2N1, [416] 981-9633

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8, [514] 982-7555

1190-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6, [888] 267-6555

STOCK LISTINGS

Shares of Power Financial Corporation are listed on the Toronto Stock Exchange, under the following listings:

COMMON SHARES: PWF

FIRST PREFERRED SHARES, SERIES A: PWF.PR.A
FIRST PREFERRED SHARES, SERIES C: PWF.PR.D
FIRST PREFERRED SHARES, SERIES D: PWF.PR.E
FIRST PREFERRED SHARES, SERIES E: PWF.PR.F
FIRST PREFERRED SHARES, SERIES F: PWF.PR.G
FIRST PREFERRED SHARES, SERIES H: PWF.PR.H
FIRST PREFERRED SHARES, SERIES I: PWF.PR.I
FIRST PREFERRED SHARES, SERIES J: PWF.PR.J

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

WEB SITE

Visit our Web site at: www.powerfinancial.com

SI VOUS PRÉFÉREZ RECEVOIR CE RAPPORT ANNUEL EN FRANÇAIS, VEUILLEZ VOUS ADRESSER AU SECRÉTAIRE,

CORPORATION FINANCIÈRE POWER
751, SQUARE VICTORIA, MONTRÉAL (QUÉBEC) CANADA H2Y 2J3

OU

BUREAU 2600, RICHARDSON BUILDING, 1 LOMBARD PLACE,
WINNIPEG (MANITOBA) CANADA R3B 0X5.

Quarterly Report

For the three months ended March 31, 2004

POWER FINANCIAL CORPORATION

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 / Fax (514) 286-7424

TO THE SHAREHOLDERS

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2004 were $342 million or $0.93 per share, compared with $263 million or $0.71 per share in the first quarter of 2003, an increase of 31 per cent on a per share basis.

Growth in operating earnings reflects a strong increase in operating earnings of Power Financial's subsidiaries and affiliate, as well as the additional contribution provided by the shares of Great-West Lifeco acquired in 2003, net of related financing costs.

Other income was a net charge of $3 million or $0.01 per share, compared with a charge of $10 million or $0.03 per share in the first quarter of 2003.

Net earnings for the first quarter of 2004 were $339 million or $0.92 per share, compared with $253 million or $0.68 per share in the first quarter of 2003.

SUBSIDIARIES' AND AFFILIATE RESULTS

GREAT-WEST LIFECO INC.

Great-West Lifeco reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation, of $383 million or $0.856 per share for the three-month period ended March 31, 2004, compared with $253 million or $0.690 per share reported in the first quarter of 2003, an increase of 24 per cent on a per share basis. Net income, after restructuring costs, attributable to common shareholders was $376 million or $0.841 per share for the first quarter of 2004.

INVESTORS GROUP INC.

Investors Group reported net income attributable to common shareholders of $147.9 million for the first quarter of 2004, compared with $119.7 million for the corresponding period in 2003. Earnings per share were $0.56, compared with $0.45 in 2003, an increase of 23 per cent.

POWER FINANCIAL
CORPORATION

On April 30, 2004, the shareholders of Investors Group Inc. approved a change in the name of the company to IGM Financial Inc. This change will only affect the name of the public company. It does not affect the name of the Investors Group financial planning and mutual fund organization. Both Investors Group and Mackenzie will continue to operate their businesses under their current names and through their existing brands.

PARJOINTCO N.V.

Parjointco N.V. holds Power Financial's interest in Pargesa Holding. The contribution from Parjointco to operating earnings was $6 million in the first quarter of 2004, compared with a charge of $4 million in the corresponding period of 2003. The contribution to other income was $2 million in 2004, compared with a charge of $10 million in the first quarter of 2003.

TWO-FOR-ONE STOCK SPLIT

The Board of Directors of the Corporation today approved, subject to requisite approval of the holders of Common Shares of the Corporation, a subdivision of the Corporation's Common Shares on a two-for-one basis.

A special meeting of the holders of Common Shares will be called for July 13, 2004 at 10:30 a.m. at which the holders of Common Shares will be asked to consider and, if thought advisable, approve the stock split. The proposed stock split, if effected, would increase the number of Common Shares currently outstanding from 352,326,840 to 704,653,680 shares.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman

Robert Gratton
President and Chief Executive Officer

May 11, 2004

POWER FINANCIAL
CORPORATION

Management's Discussion and Analysis of Operating Results

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month period ended March 31, 2004. This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month period ended March 31, 2004; Management's Discussion and Analysis of Operating Results for the year ended December 31, 2003 dated April 2, 2004 and filed on May 13, 2004 (the 2003 MD&A); and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2003. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

The information contained in the following sections concerning Great-West Lifeco Inc. (Lifeco), Investors Group Inc. (Investors Group) and Pargesa Holding S.A. (Pargesa) has been summarized from quarterly information publicly disclosed by these companies.

OVERVIEW

Power Financial is a holding company which holds substantial interests in the financial services industry through its controlling interest in Lifeco and Investors Group. Power Financial also holds an interest in Pargesa together with the Frère group of Belgium.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life) and the Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Internationally, insurance and wealth management products and services are offered mainly through Canada Life subsidiaries in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

Great-West Life provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group (LRG).

At the end of March 2004, Power Financial and Investors Group held 70.4 per cent and 4.2 per cent, respectively, of Lifeco's common equity, representing approximately 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

INVESTORS GROUP

Investors Group Inc. is one of Canada's premier personal financial services company and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its two operating units, Investors Group and Mackenzie Financial Corporation (Mackenzie), which offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.

Investors Group, through a network of 3,200 consultants nationwide, provides personal financial solutions to its clients who receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management, and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.

At the end of March 2004, Power Financial and Great-West Life held 56.1 per cent and 3.5 per cent, respectively, of Investors Group's common equity.

On April 30, 2004, the shareholders of Investors Group Inc. approved a change in the name of the company to IGM Financial Inc. This change will only affect the name of the public company and does not affect the name of the Investors Group financial planning and mutual fund organization. Both Investors Group and Mackenzie will continue to operate under their current names and through their existing brands. The new name reflects the evolution of the public company, and more accurately represents the structure of the organization today.

PARGESA

The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann; oil, gas and chemicals through Total; energy, water and waste services through Suez; and specialty minerals through Imerys. Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each holds a 50 per cent interest in Parjointco N.V., which at the end of March 2004 held a 54.4 per cent equity interest in Pargesa representing 61.4 per cent of the voting rights of the company.

OUTSTANDING NUMBER OF COMMON SHARES

As of March 31, 2004, there were 352,326,840 common shares outstanding, compared with 348,416,840 as of December 31, 2003.

At its meeting on May 11, 2004, the Board of Directors of the Corporation approved, subject to requisite approval of the holders of Common Shares of the Corporation, a subdivision of the Corporation's Common Shares on a two-for-one basis. A special meeting of the holders of Common Shares will be called for July 13, 2004 at which the holders of Common Shares will be asked to consider and, if thought advisable, approve the stock split. The proposed stock split, if effected, would increase the number of Common Shares currently outstanding from 352,326,840 to 704,653,680 shares.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and presented in Canadian dollars (please refer to Note 1 of the financial statements).

INCLUSION OF PARGESA'S RESULTS

Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP. These adjustments consist, among other things, of eliminating the effect of amortization of goodwill. The impact of the reversal of goodwill amortization expense included in Pargesa's results represented approximately $0.03 per share in the quarter (approximately $0.03 per share in the first quarter of 2003).

Contribution from the European affiliate to Power Financial's earnings is based on an economic (flow-through) presentation of Pargesa's results. Pursuant to this presentation, Power Financial's share of non-operating income of Pargesa, adjusted if necessary as described above, is included as part of "other income" in the Corporation's financial statements.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. As in previous years, to facilitate the discussion and analysis, Lifeco and Investors Group, which make the most significant contribution to the earnings of Power Financial, are accounted for in this section using the equity method. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analyzing the financial results of the Corporation, net earnings are, as in the previous years, subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as other income.

"Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the period-over-period comparison of results from operations difficult, including the Corporation's share of specific items identified by Lifeco and Investors Group as well as any non-operating earnings of Pargesa or specific corporate items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Further in this section, management has provided a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (unaudited)

For the periods ended March 31	2004		2003		
(in millions of dollars, except per share amounts)	**Total [(1)]**	**Per share**	Total [(1)]	Per share	Change (%)
Contribution from subsidiaries and affiliate to operating earnings	**357**		263		
Results from corporate activities	**(15)**				
Operating earnings	**342**	**0.93**	263	0.71	31.0
Other income	**(3)**	**(0.01)**	(10)	(0.03)	
Net earnings	**339**	**0.92**	253	0.68	
Average number of shares (millions)		**350.7**		347.3	

(1) before dividends on preferred shares, which amounted to $17 million and $16 million in the first quarter of 2004 and 2003, respectively.

A. OPERATING EARNINGS

Operating earnings of Power Financial for the first quarter ended March 31, 2004 were $342 million or $0.93 per share, compared with $263 million or $0.71 per share for the corresponding period of 2003. This represents a 31.0 per cent increase on a per share basis.

Share of operating earnings from subsidiaries and affiliate

Power Financial's share of operating earnings from its subsidiaries and affiliate was $357 million in the first quarter of 2004, compared with $263 million in the corresponding quarter of 2003, an increase of 36.5 per cent.

This increase reflects growth in the contribution from both subsidiaries as well as from the European affiliate. Lifeco and Investors Group reported increases in earnings per share of 24 per cent and 23 per cent, respectively, compared to the first quarter of 2003. In addition, earnings in 2004 include the additional contribution corresponding to the shares of Lifeco acquired in 2003, principally in July.

The contribution from the European affiliate to operating earnings was $6 million in the first quarter of 2004, compared with $(4) million in the corresponding period in 2003. Pargesa's operating earnings increased by SF36 million quarter-over-quarter, driven primarily by increased contribution from both Imerys and Bertelsmann.

Results from corporate activities

Corporate activities resulted in a charge of $15 million to operating earnings in the first quarter of 2004. In the corresponding period of 2003, results from corporate activities were essentially nil. The main reasons of the variance are the following:

- a decrease in income from investments, due primarily to lower cash balances and lower interest rates. The decrease in cash balances year over year reflects the $1,021 million investment in shares of Lifeco made in 2003;
- an increase in interest expense, in connection with the issuance in March 2003 of $250 million of 30-year debentures; and
- an increase in operating expenses; operating expenses include in particular, beginning in 2004, the cost of stock options as required under amended *CICA Handbook – Section 3870.*

B. OTHER INCOME

Other income was a charge of $3 million in the quarter or $0.01 per share, compared with a charge of $10 million or $0.03 per share in the first quarter of 2003.

Other income in 2004 includes Power Financial's share of restructuring costs expensed by Lifeco during the quarter, partly offset by the Corporation's share of non-operating income from Pargesa. In 2003, other income was related to Pargesa.

C. NET EARNINGS

Net earnings, which consist of operating earnings and other income, were $339 million or $0.92 per share in the first quarter of 2004, compared with $253 million or $0.68 per share in the corresponding period of 2003.

POWER FINANCIAL CORPORATION

RECONCILIATION WITH FINANCIAL STATEMENTS

For the period ended March 31, 2004 (in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per financial statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	**756**		**756**
Share of earnings of affiliate	**6**		**6**
Earnings before other income, income taxes and non-controlling interests	**762**		**762**
Other income		**(7)**	**(7)**
Earnings before income taxes and non-controlling interests	**762**	**(7)**	**755**
Income taxes	**207**	**(2)**	**205**
Non-controlling interests	**213**	**(2)**	**211**
Net earnings	**342**	**(3)**	**339**
Preferred share dividend	**(17)**		**(17)**
Attributable to common shareholders	**325**	**(3)**	**322**
Per share	**0.93**	**(0.01)**	**0.92**

For the period ended March 31, 2003 (in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per financial statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	555		555
Share of earnings of affiliate	(4)		(4)
Earnings before other income, income taxes and non-controlling interests	551		551
Other income		(10)	(10)
Earnings before income taxes and non-controlling interests	551	(10)	541
Income taxes	169		169
Non-controlling interests	119		119
Net earnings	263	(10)	253
Preferred share dividend	(16)		(16)
Attributable to common shareholders	247	(10)	237
Per share	0.71	(0.03)	0.68

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

(in millions of dollars)	**March 31, 2004**	Dec. 31, 2003	**March 31, 2004**	Dec. 31, 2003
	Consolidated basis		Equity basis [1]	
ASSETS				
Cash and cash equivalents	**3,390**	3,646	**244**	215
Investments	**82,897**	81,060	**8,837**	8,577
Other assets	**21,557**	21,254	**81**	79
Total	**107,844**	105,960	**9,162**	8,871
LIABILITIES				
Policy liabilities	**72,509**	71,498		
Other liabilities	**15,571**	15,169	**330**	334
Long-term debt	**4,200**	4,198	**400**	400
Total	**92,280**	90,865		
Non-controlling interests	**7,132**	6,958	**730**	734
SHAREHOLDERS' EQUITY				
Preferred shares	**1,250**	1,250	**1,250**	1,250
Common sharesholders' equity	**7,182**	6,887	**7,182**	6,887
Total	**107,844**	105,960	**9,162**	8,871
Consolidated assets and assets under administration	**252,049**	242,333		

(1) Condensed supplementary balance sheet with Lifeco and Investors Group accounted for using the equity method.

For condensed balance sheets of Lifeco and Investors Group, please refer to the sections relating to these companies in this MD&A.

Under the equity basis presentation, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial as the parent company to assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $244 million at the end of March 2004, compared with $215 million at the end of 2003.

Investments, which represent principally the carrying value of Power Financial's investments in Lifeco, Investors Group and Parjointco, increased by $260 million in the first quarter of 2004. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, for $213 million, and
- a net positive $47 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa.

Shareholders' equity – please refer to the specific section further in this report.

CASH FLOWS

A. CONSOLIDATED CASH FLOWS

For the three months ended March 31 (in millions of dollars)	**2004**	2003
Cash flow from operating activities	**1,008**	874
Cash flow from financing activities	**(209)**	1,140
Cash flow from investing activities	**(1,055)**	(1,215)
(Decrease) increase in cash and cash equivalents	**(256)**	799
Cash and cash equivalents, beginning of period	**3,646**	2,437
Cash and cash equivalents, end of period	**3,390**	3,236

On a consolidated basis, cash and cash equivalents decreased by $256 million in the first quarter of 2004, compared with an increase of $799 million in the corresponding period of 2003.

Operating activities produced a net inflow of $1,008 million during the period in 2004, compared with a net inflow of $874 million for the corresponding period of 2003.

Cash flows from financing activities resulted in a net outflow of $209 million in 2004, compared with a net inflow of $1,140 million in the three-month period of 2003. The 2004 outflow relates primarily to dividends paid on common and preferred shares. Included in the 2003 figure are gross proceeds from the issuance by the Corporation of Series I and J First Preferred Shares, as well as from the issuance of the 6.90% long-term debt, for a total amount of $600 million and proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively.

Cash flow from investing activities resulted in a net outflow of $1,055 million in 2004, compared with a net outflow of $1,215 million in 2003.

B. CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco, which is also a holding company, depends in particular upon receipt of sufficient funds from its subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained. Certain operations of Investors Group also have to comply with liquidity requirements established by regulatory authorities.

Dividends paid by Lifeco and Investors Group in the first quarter on their common shares amounted to \$0.3225 and \$0.255 per share, respectively, compared with \$0.2700 per and \$0.225 per share, respectively, in the corresponding period of 2003.

Pargesa pays an annual dividend. The dividend payable in 2004, which was approved at Pargesa's Annual General Meeting held on May 5, 2004, amounts to SF92 per bearer share, compared with SF86 in 2003.

In the first quarter of 2004, Power Financial paid a dividend of \$0.325 per common share, compared with \$0.28 per share in the first quarter of 2003.

At its meeting held on May 11, 2004, the Board of Directors of Power Financial declared a quarterly dividend of \$0.365 per common share, an increase of 12 per cent over the previous quarterly rate of \$0.325.

SHAREHOLDERS' EQUITY

Shareholders' equity was \$8,432 million at the end of the first quarter 2004, compared with \$8,137 million at the end of 2003. Excluding preferred shares (unchanged from year-end 2003), common shareholders' equity was \$7,182 million at March 31, 2004, compared with \$6,887 million at the end of 2003. The increase of \$295 million is mainly due to:

- a \$202 million increase in retained earnings, and
- a \$48 million positive variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Lifeco's foreign operations and Pargesa, as explained above.

In addition, the Corporation issued 3,910,000 common shares during the quarter (first quarter of 2003 – 1,540,000) under the Employee Stock Option Plan, resulting in an increase in stated capital of \$37 million (first quarter of 2003 - \$8 million).

Book value per share was \$20.38 at the end of March 2004, compared with \$19.77 at the end of 2003.

RATINGS OF THE CORPORATION

There has been no change to the ratings of the Corporation compared to December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

For an overview of off-balance sheet arrangements as of December 31, 2003, please refer to pages 86 and 87 of the 2003 MD&A and to Notes 1, 3, 20 and 23 to the 2003 financial statements.

SECURITIZATIONS

There were no changes to the Corporation's liquidity management practices related to securitizations and no significant transactions undertaken during the three-month period ended March 31, 2004.

DERIVATIVES

There have been no changes to the Corporation's policies and procedures with respect to the use of derivative instruments during the quarter ended March 31, 2004. In addition, there has not been a significant change in either the notional amount outstanding or in the exposure to credit risk which represents the market value of those instruments which are in a gain position.

SYNDICATED LETTERS OF CREDIT

The total issued letters of credit referred to on page 87 of the 2003 MD&A was, at March 31, 2004, US$850 million.

CONTRACTUAL OBLIGATIONS

For an overview of contractual obligations as of December 31, 2003, please refer to page 115-b of the 2003 MD&A.

There have been no material changes in the contractual obligations of the Corporation from those reported in the 2003 MD&A at December 31, 2003, except for the reduction of total issued letters of credit as indicated above.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments and other instruments as of December 31, 2003, please refer to page 115-c of the 2003 MD&A and to Notes 19 and 20 to the 2003 financial statements.

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Corporation for the quarter ended March 31, 2004. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

POWER FINANCIAL
CORPORATION

SUMMARY OF QUARTERLY RESULTS

	2004	2003				2002			
(in millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues [1]	5,799	6,178	(59)	4,445	4,794	4,714	4,912	4,156	4,821
Operating earnings [2] [3]									
in millions of dollars	342	354	319	325	263	268	272	297	237
per share - basic	0.93	0.96	0.87	0.88	0.71	0.74	0.75	0.83	0.65
Other income [3]									
in millions of dollars	(3)	(36)	808	--	(10)	(24)	(62)	--	--
per share - basic	(0.01)	(0.10)	2.32	--	0.03	(0.07)	(0.18)	--	--
Net earnings									
in millions of dollars	339	318	1,127	325	253	244	210	297	237
per share - basic	0.92	0.86	3.19	0.88	0.68	0.67	0.57	0.83	0.65
per share - diluted	0.92	0.85	3.15	0.87	0.68	0.66	0.56	0.82	0.65

(1) As described in the 2003 MD&A, certain reinsurance transactions were entered into by Great-West Life, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues of the third quarter 2003 compared to other quarters.

(2) As explained in the 2003 MD&A, the contribution from Lifeco to operating earnings includes, starting in the third quarter of 2003, the effects of the acquisition of CLFC by Lifeco, and the additional contribution provided by the additional shares of Lifeco acquired during the year, net of related financing costs.
Contribution from Pargesa to operating earnings include, in the second quarter of 2002 and 2003, Pargesa's share of the annual dividend paid by Total and Suez, which are carried at cost, as well as Pargesa's share of the preferred dividend received from Bertelsmann.

(3) For a definition of this non-GAAP financial measure, please refer to Presentation of Results – non-GAAP financial measures on page 6 of this MD&A.

POWER FINANCIAL
CORPORATION

Great-West Lifeco Inc.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

For the three months ended March 31 (in millions of dollars, except per share amounts)	2004	2003	Change (%)
Premiums			
Life insurance, guaranteed annuities and insured health products	**3,411**	2,949	16
Self-funded premium equivalents (ASO contracts)[1]	**2,007**	2,166	(7)
Segregated fund deposits[1]			
Individual products	**1,658**	526	215
Group products	**2,613**	1,045	150
Total premiums and deposits	**9,689**	6,686	45
Fee and other income	**532**	433	23
Paid or credited to policyholders	**3,769**	3,322	13
Net income attributable to:			
Preferred shareholders	**14**	6	133
Common shareholders before restructuring costs	**383**	253	51
Restructuring costs [2]	**7**	--	--
Common shareholders	**376**	253	49
Per common share			
Basic earnings before restructuring costs [2]	**0.856**	0.690	24
Restructuring costs after tax [2]	**0.015**	--	--
Basic earnings after restructuring costs	**0.841**	--	--
Dividends paid	**0.3225**	0.270	19
Return on common shareholders' equity (12 months):			
Net income before restructuring costs [2]	**19.8%**	23.5%	
Net income	**19.5%**	23.5%	
At March 31			
Total assets	**99,338**	59,533	67
Segregated fund assets[1]	**66,147**	33,938	95
Total assets under administration	**165,485**	93,471	77
Capital stock and surplus	**8,892**	4,626	92
Book value per common share	**17.39**	11.47	52

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC (see the Corporation's interim financial statements). Costs of $497 million before tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income for the three months ended March 31, 2004 includes restructuring costs of $7 million after-tax or $0.015 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period. Terms such as "earnings before restructuring costs", "net income before restructuring costs" are non-GAAP financial measures used to provide with additional measures of performance. However, non-GAAP financial measures do not have the standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies.

FIRST QUARTER 2004 OVERVIEW

NET INCOME

The results for the first quarter of 2004 include the effect of the CLFC acquisition, which closed on July 10, 2003.

Total revenues for the quarter were $5,267 million, compared with $4,330 million in 2003. Total revenue comprised premium income of $3,411 million, net investment income of $1,324 million, and fee and other income of $532 million. In 2003, the corresponding figures were $2,949 million, $948 million and $433 million, respectively.

Lifeco's net income attributable to common shareholders, excluding restructuring charges related to the acquisition of CLFC, was $383 million for the three months ended March 31, 2004, compared with $253 million reported a year ago. On a per share basis, this represents $0.856 per common share for the first quarter of 2004, an increase of 24 per cent compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $376 million or $0.841 per common share.

The integration of the businesses of Canada Life with those of Great-West Life and London Life continues to progress and yields expense synergies in line with management's expectations. At March 31, 2004, Canada had achieved approximately 70 per cent of its $210 million annual expense synergy target, Europe had achieved approximately 48 per cent of its $40 million annual expense synergy target and the United States had achieved approximately 83 per cent of its $80 million annual expense synergy target.

SOURCE OF NET INCOME

Consolidated net income of Lifeco is the net operating earnings of Great-West Life and GWL&A, including CLFC for 2004, together with Lifeco's corporate results.

Great-West Lifeco Inc.

Net income - common shareholders

For the three months ended March 31 (in millions of dollars)	**2004**	2003	Change (%)
Canada/Europe Segment			
Total business units	**250**	125	100
Allocation of Lifeco Corporate	**(26)**	(4)	
Total Canada/Europe segment	**224**	121	85
United States Segment			
Total business units	**99**	84	18
Foreign exchange translation	**60**	48	
Allocation of Lifeco Corporate	**--**	--	
Total United States segment	**159**	132	20
Lifeco Corporate			
Total holding company	**--**	--	
Restructuring costs	**(7)**	--	
Total Lifeco Corporate	**(7)**	--	
Total Lifeco	**376**	253	49

CANADA/EUROPE SEGMENT

The Canada/Europe operating results for Lifeco are the net consolidated Canadian and international (other than United States) operating income of Great-West Life, which includes the related segment operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results. Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2004 increased 85 per cent to $224 million compared with $121 million a year ago.

The increase was due to strong operating earnings for Great-West Life and London Life, as well as the inclusion of CLFC's Canadian and European businesses. The CLFC results were not a part of last year's first quarter earnings.

For the three months ended March 31	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Group Insurance	**1,088**	932	17	**65**	75	(13)
Individual Operations						
Life Insurance	**532**	418	27	**36**	26	46
Living Benefits	**52**	33	58	**9**	5	80
Retirement & Investment Services	**3,371**	816	313	**1,314**	813	62
Europe/Reinsurance	**2,169**	1,152	88	**1,603**	1,152	39
Total	**7,212**	3,351	115	**3,027**	2,071	46

Total premiums and deposits for the three months ended March 31, 2004 increased $3,861 million from 2003 levels, from $3,351 million to $7,212 million. The increase reflects the inclusion of CLFC in 2004 together with solid increases in segregated fund deposits. Risk-based products represented $3,180 million in 2004 compared with $2,283 million in 2003, while segregated fund deposits and self-funded premiums equivalents (ASO) were $3,563 million and $469 million, respectively, in 2004 compared with $710 million and $358 million, respectively in the first quarter of 2003.

Total sales for the first quarter of 2004 were $3,027 million, compared with $2,071 million in the first quarter of 2003, an increase of $956 million. This figure includes a $501 million increase in sales of individual and group annuity products, reflecting the inclusion of Canada Life, as well as increased segregated fund sales and increased sales of large pension products at Great-West Life and London Life.

Net investment income for the three months ended March 31, 2004 increased $298 million to $893 million, primarily as a result of the inclusion of CLFC income of $395 million. While the first quarter of 2003 contained significant income on funds withheld by ceding insurers, such income was not material in 2004.

Fee income for the three months ended March 31, 2004 increased $147 million to $254 million, compared with $107 million in the corresponding period of last year, as a result of the inclusion of CLFC in 2004 as well as higher segregated fund assets. Fee income on segregated fund products increased from $80 million in 2003 to $212 million in 2004, reflecting the inclusion of Canada Life as well as strong growth in fees on existing business, driven by an increased segregated fund asset base as a result of improved equity market conditions.

Benefits and expenses were $4,013 million in the quarter, compared with $2,814 million in the first quarter of 2003. Included in these amounts are $3,411 million and $2,512 million, respectively, paid or credited to policyholders (which does not include payment amounts for fee-based products); the figure for 2004 includes benefits paid or credited to policyholders of CLFC. Operating expenses, commissions and premium taxes increased from $297 million to $592 million, including $283 million of CLFC expenses.

Total assets under administration at March 31, 2004 were $117.7 billion, up $5.6 billion from December 31, 2003 levels, including increases of $1.7 billion in general funds and $3.9 billion in segregated funds.

UNITED STATES SEGMENT

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West Life, which includes United States operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

United States consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2004 increased 20 per cent to $159 million from $132 million in the corresponding period of 2003. The increase was primarily related to favourable results for Financial Services, reflecting the inclusion of CLFC in 2004.

For the three months ended March 31	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Healthcare - Group Life and Health	**1,370**	2,181	(37)	**803**	405	98
Financial Services						
Individual Markets	**269**	206	31	**55**	89	(38)
Retirement Savings	**838**	948	(12)	**389**	442	(12)
Total	**2,477**	3,335	(26)	**1,247**	937	33
Total in U.S. dollars	**1,877**	2,208	(15)	**945**	620	52

For the three months ended March 31, 2004, premiums and deposits were $2,477 million in aggregate, compared with $3,335 million in the corresponding period of 2003, a decrease of 26 per cent (15 per cent when expressed in U.S. dollars). Risk-based products premiums (after insurance coinsurance ceded premium of $423 million) were $231 million, compared with $666 million in 2003; segregated fund deposits were $708 million, compared with $861 million in 2003; and ASO contract premiums were $1,538 million, compared with $1,808 million in 2003. Premiums and deposits for the Healthcare segment of Great-West Life decreased from $2,181 million to $1,370 million, reflecting a 5.8 per cent decline in membership although the majority of the decline was related to the strengthening of the Canadian dollar. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins, but reflects a stabilization in the first quarter. The decrease in premiums and deposits in the Financial Services segment from 2003 (excluding reinsurance) was the result of the strengthening of the Canadian dollar (premiums and deposits increased 2 per cent in U.S. dollars).

Total sales for the quarter were $1,247 million, compared with $937 million in 2003. The increase was driven by the Great-West Life Healthcare segment, primarily due to the impact of efforts taken in 2003 to reorganize the sales force.

Net investment income for the three months ended March 31, 2004 increased $78 million to $431 million, compared with $353 million in 2003, primarily as a result of the inclusion of CLFC income.

For the three months ended March 31, 2004, fee income decreased 15 per cent from $326 million in 2003 to $278 million in 2004, with 13 per cent of the decrease being the result of the change in the U.S. dollar translation rates. The remainder of the decrease is associated with an ASO fee income decrease of 2 per cent related to a decrease in medical membership.

For the three months ended March 31, 2004, amounts paid or credited to policyholders were $358 million, compared with $810 million for corresponding period of 2003. Excluding $423 million for the sale of the CLFC Group life and health business, the decrease was $29 million, or 3 per cent, primarily due to the change in U.S. dollar translation rates. Operating expenses, commissions and premium taxes increased from $333 million to $335 million.

Total assets under administration were $47.8 billion at March 31, 2004, essentially unchanged from December 31, 2003 levels.

LIFECO CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $7 million, comprised of restructuring costs incurred to March 31, 2004 related to the CLFC acquisition.

Great-West Lifeco Inc.

FINANCIAL POSITION

CONDENSED BALANCE SHEET

(in millions of dollars)	**March 31, 2004**	December 31, 2003
Invested assets	**84,685**	83,116
Funds withheld by ceding insurers	**3,914**	4,142
Goodwill and intangible assets	**6,765**	6,663
Other assets	**3,974**	3,530
Total assets	**99,338**	97,451
Policy liabilities	**72,509**	71,498
Funds held under reinsurance contracts	**4,489**	4,655
Other liabilities	**10,957**	10,290
Non-controlling interests	**2,491**	2,418
Preferred shares	**1,126**	1,126
Common shareholders' equity	**7,766**	7,464
Liabilities, capital stock and surplus	**99,338**	97,451
Segregated fund assets	**66,147**	61,699

ASSET QUALITY – GENERAL FUND ASSETS

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $168 million or 0.2 per cent of portfolio investments at March 31, 2004, compared with $234 million and 0.3 per cent at December 31, 2003. Total allowances for credit losses at March 31, 2004 were $186 million, compared with $190 million at year-end 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $975 million at March 31, 2004 ($959 million at December 31, 2003).

The combination of the allowance for credit losses of $186 million, together with the $975 million provision for future credit losses in actuarial liabilities represents 1.6 per cent of bond, mortgage and real estate assets at March 31, 2004 (1.6 per cent at December 31, 2003).

TOTAL LIABILITIES

Policy liabilities, at $72.5 billion, represent 82 per cent of total liabilities at March 31, 2004, compared with approximately 89 per cent a year ago. Commercial paper and other loans include $2,196 million of long-term debt associated with the Canada/Europe segment on both a direct basis and through its subsidiary CLFC, and $229 million of capital securities issued in the U.S. through its subsidiary GWL&A Financial Inc.

NON-CONTROLLING INTERESTS

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, Lifeco has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at March 31, 2004 was $518 million.

CAPITAL STOCK AND SURPLUS

2004 Activity – During the three months ended March 31, 2004, Lifeco paid dividends of $0.3225 per common share for a total of $144 million and preferred share dividends of $14 million.

Lifeco utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the company's Stock Option Plan.

During the three months ended March 31, 2004, through the normal course issuer bid process, 684,500 common shares were purchased for cancellation at a cost of $33 million or $48.84 per share.

In total, capital stock and surplus increased by $0.3 billion, to $8.9 billion at March 31, 2004, compared with December 31, 2003.

FINANCIAL STRENGTH

The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. MCCSR ratios at March 31, 2004 for Great-West Life, London Life and CLFC were approximately 196 per cent, 258 per cent and 206 per cent, respectively. GWL&A has risk-based capital well in excess of that required by regulation.

Great-West Lifeco Inc.

CREDIT RATINGS

Lifeco and its major subsidiaries continue to hold superior ratings. There has been no change to ratings since December 31, 2003.

CASH FLOWS

For the three months ended March 31 (in millions of dollars)	**2004**	2003
Cash flows relating to the following activities:		
Operations	**981**	815
Financing	**(187)**	455
Investment	**(990)**	(1,216)
Increase (decrease) in cash & certificates of deposit	**(196)**	54
Cash & certificates of deposits, beginning of period	**2,461**	912
Cash & certificates of deposits, end of period	**2,265**	966

The cash flows from operations together with the cash flows from financing and from investment for the three months ended March 31, 2004 includes CLFC activity for 2004.

The change in cash flows from financing and investment activities compared to a year ago is essentially attributable to the 2003 issue of debentures.

CAPITAL RESOURCES

Lifeco has established lines of credit and has demonstrated ability to access the capital markets. The capital profile of Lifeco and its subsidiaries includes common and preferred share capital, long-term debt and capital securities/trust units.

LIQUIDITY

The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities to ensure consistency between policyholder requirements and the yield of assets. A portion of assets is held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the company to access the capital markets. At March 31, 2004, over $49.0 billion of assets could be classified as highly marketable/liquid.

POWER FINANCIAL
CORPORATION

Investors Group Inc.

SUMMARIZED FINANCIAL INFORMATION (unaudited)

For the three months ended March 31 (in millions of dollars, except per share amounts)	**2004**	2003	Change (%)
Net income available			
to common shareholders	**147.9**	119.7	23.5
Diluted earnings per share	**0.56**	0.45	23.2
Return on equity	**19.8%**	17.6%	
Dividends per share	**0.275**	0.240	14.6
Mutual funds			
Investors Group			
Sales	**1,561**	1,221	27.8
Net sales (redemptions)	**386**	(81)	N/M
Assets under management	**42,675**	35,655	19.7
Mackenzie Financial Corporation			
Sales	**2,021**	1,499	34.9
Net sales (redemptions)	**344**	1	N/M
Assets under management	**35,383**	28,762	23.0
Combined mutual fund assets			
under management	**78,058**	64,417	21.2
Insurance in force (face amount)	**33,012**	28,318	16.6
Securities operations assets			
under administration	**5,925**	4,675	26.8
Mortgages serviced	**6,327**	6,794	(6.9)
Deposits and certificates	**742**	759	(2.2)

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT is an alternative measure of performance utilized by management of the company to measure and evaluate the results of its reportable segments as discussed later in the MD&A. EBITDA is an alternative measure of performance utilized by management of the company, investors and investment analysts to evaluate and analyze the company's results and is discussed further in the MD&A. These non-GAAP financial measures do not have a standard meaning and are not directly comparable to any GAAP measure or to similar measures used by other companies.

HIGHLIGHTS OF OPERATING RESULTS

Net income attributable to common shareholders for the three months ended March 31, 2004 was $147.9 million, compared with $119.7 million in 2003. Earnings per share on this basis were 56 cents, compared with 45 cents in 2003, an increase of 23.2 per cent.

The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 11.5 per cent at March 31, 2004, among the lowest in the industry. The corresponding redemption rate for the industry as a whole was 14.6 per cent, excluding the company's mutual funds.

Investors Group Inc.

The company's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

CONSOLIDATED OPERATING RESULTS BY SEGMENT

For the three months ended March 31 (in millions of dollars)	Investors Group 2004	Investors Group 2003	Mackenzie 2004	Mackenzie 2003	Corporate & Other 2004	Corporate & Other 2003	Total 2004	Total 2003
Fee income	**270.3**	234.4	**207.7**	184.0	**--**	--	**478.0**	418.4
Net investment income and other	**33.6**	22.7	**3.9**	4.3	**4.9**	9.5	**42.4**	36.5
	303.9	257.1	**211.6**	188.3	**4.9**	9.5	**520.4**	454.9
Operating expenses								
Commissions	**64.7**	45.6	**79.1**	70.5	**--**	--	**143.8**	116.1
Non-commission	**65.9**	60.0	**70.9**	70.1	**--**	--	**136.8**	130.1
	130.6	105.6	**150.0**	140.6	**--**	--	**280.6**	246.2
Earnings before interest and taxes	**173.3**	151.5	**61.6**	47.7	**4.9**	9.5	**239.8**	208.7
Interest expense							**18.7**	20.9
Income before income taxes							**221.1**	187.8
Income taxes							**68.0**	62.9
Net income							**153.1**	124.9
Preferred dividends							**5.2**	5.2
Net income available to common shareholders							**147.9**	119.7

Interest expense represents the cost of financing the Mackenzie acquisition. The decrease was due primarily to the reduction in the average balance of outstanding long-term debt in the first quarter of 2004 compared with 2003.

Income taxes: the effective rate of tax was 30.8 per cent and 33.5 per cent for the three months ended March 31, 2004 and 2003, respectively. The decline in the effective rate was due to reductions in statutory tax rates, increases in gains on the sale of securities and the company's share of Lifeco's earnings which are reported in net investment income and other, and other tax benefits.

INVESTORS GROUP – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

FEE INCOME

Investors Group earns revenue primarily from the management, administration and distribution of Investors *Masterseries*™, partner and managed assets investment funds. This include management fees, administration fees and distribution fees. Fee income is also earned from the distribution of insurance products, and the provision of securities services.

To maintain stable levels of fee income, Investors Group must continue to maintain high levels of mutual fund assets under management. The level of assets under management is influenced by three factors: sales, redemption rates and capital markets, including relative investment performance. For the three months ended March 31, 2004, sales of Investors Group mutual funds sold through its consultant network were $1.6 billion, compared with $1.2 billion in the first quarter of 2003, an increase of 27.8 per cent. This compares to an overall industry increase in mutual fund sales of 53.3 per cent. Mutual fund redemptions totalled $1.2 billion for the same period, a decrease of 9.8 per cent from the $1.3 billion recorded in 2003. Investors Group's redemption rate for long-term funds decreased to 10.2 per cent at March 31, 2004 from 10.9 per cent at March 31, 2003 and remains well below the corresponding redemption rate of 14.5 per cent for all other members of the Investment Funds Institute of Canada. Net sales of Investors Group mutual funds were $386 million, compared with net redemptions of $81 million in 2003. Investment management services provided competitive levels of returns to date in 2003. Change in assets resulting from management and income was an increase of $1.4 billion, compared with a net decrease of $1.8 billion in the first quarter of 2003. During the first quarter of 2004, Investors *Masterseries*™ mutual funds maintained their year-end 2003 ratings from the independent Morningstar service. At both March 31, 2004 and December 31, 2003, 40 per cent of *Masterseries*™ funds had a four- or five-star rating and 74 per cent had a rating of three stars or better, both higher that the Morningstar universe. Overall, net change in assets was an increase of $1.8 billion in the first quarter of 2004 resulting in assets of $42.7 billion at the end of March 2004, compared with $40.9 billion at the end of 2003. In the first quarter of 2003, net change in assets was a net decrease of $1.9 billion resulting in ending assets of $35.7 billion at March 31, 2004. The increase in assets during the quarter is consistent with the overall change in industry assets.

For the three months ended March 31, 2004, management fee income increased by $29.0 million to $205.6 million. The increase reflects the growth of 15.6 per cent in average daily mutual fund assets in the first quarter compared with 2003.

Administration fees totalled $39.9 million, up 14.3 per cent from $34.9 million in 2003. During the three-month period, fees charged to the mutual funds for administrative services increased $2.3 million due to increases in related non-commission expenses. Increases in trustee fees resulted from growth in average mutual fund asset levels and other service fees increased due to both the growth in average mutual fund assets and the introduction of the fixed rate service fee on deferred sales charge and no-load products in August 2003.

Investors Group Inc.

Distribution fee income of $24.8 million was up 8.3 per cent from $22.9 million in 2003. Redemption fee income declined by $1.2 million primarily due to lower redemptions subject to deferred sales charges. Distribution fees related to both insurance and securities operations increased in 2004 as a result of higher business volumes.

NET INVESTMENT INCOME AND OTHER

Net investment income and other increased due principally to increases in Investors Group's share of Lifeco's earnings, gains on the sale of securities and mortgage banking revenue.

OPERATING EXPENSES

Commission expense for the three months ended March 31, 2004, increased by $7.5 million to $27.3 million, compared with $19.8 million in 2003 due to:

- commission amortization related to 2003 sales of $3.9 million, due to the change in estimate, effective April 1, 2001, which increased the term of amortization to 72 months;
- amortization of commissions related to 2004 sales; and
- increases in other compensation related to mutual fund operations, insurance, mortgage and banking products.

Asset retention bonus (ARB) expense, which is based on the level of assets under management, is made up of:

- Regular ARB – paid monthly and based on the month-end value of assets under management. Regular ARB expense increased by $7.6 million as a result of both the increase in assets under management and the increase in the ARB rate paid to consultants as part of the company's realignment of its consultant compensation in 2003.
- Asset retention premium (ARP) – a deferred component of compensation designed to promote consultant retention, announced in 2003 and effective beginning in 2004. ARP expense to March 31, 2004 was $4.0 million compared to nil in 2003.

Non-commission expenses increased by $5.9 million or 9.8 per cent, primarily due to:

- increases in expenses related to the administration of Investors Group's mutual funds due to both increased transactional volumes as well as costs related to post conversion activities related to the single shareholder system. Investors Group and Mackenzie merged their transfer agency and unitholder recordkeeping systems into one shareholder system in November 2003;
- increases in sub-advisory fees as a result of increases in these assets under management; and
- increases in Consultant network support costs as a result of increased activity levels.

MACKENZIE – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

Mackenzie's mutual fund assets under management were $35.4 billion at March 31, 2004, an increase of $1.6 billion from $33.8 billion as at December 31, 2003, and up $6.6 billion from $28.8 billion as at March 31, 2003.

During the quarter ended March 31, 2004, sales of Mackenzie's mutual funds were $2.0 billion, an increase of 34.9 per cent from $1.5 billion in 2003. Redemptions of mutual funds during these periods were $1.7 billion and $1.5 billion respectively, resulting in net sales of mutual funds of $344 million during the three-month period ended March 31, 2004 as compared to net sales of mutual funds of $0.8 million in the three-month period ended March 31, 2003. Market performance positively impacted mutual fund assets by $1.3 billion during the period, as compared to a negative market contribution of $2.1 billion in the same period last year. As at March 31, 2004, Mackenzie held the top position among fund companies for offering the most Morningstar rated five-star funds of any fund company in Canada. Overall, mutual fund assets increased by $1.6 billion during the first quarter of 2004 resulting in mutual fund assets of $35.4 billion at the end of the period, compared with a decrease of $2.1 billion and ending assets of $28.8 billion in the first quarter of 2003.

Total assets under management and administration, which include private and institutional clients accounts and labour sponsored funds were $40.2 billion at the end of the first quarter 2004, compared with $32.1 billion at the end of March 2003.

Management fees increased by 19.3 per cent, consistent with the 18.2 per cent increase in Mackenzie's average mutual fund assets under management.

Investors Group Inc.

Administration fees decreased due to a $1.2 million decline in operating expenses charged to funds consistent with the overall decline in Mackenzie's recoverable operating expenses.

Distribution revenue, which represents redemption fees earned on units of mutual funds sold on a deferred sales charge basis decreased $1.2 million to $10.1 million, consistent with the decline in the redemption of mutual fund units that were subject to a redemption fee.

Net investment income declined by $0.4 million due to net interest margin compression on M.R.S. Trust's lending and deposit portfolios.

OPERATING EXPENSES

Commissions expense, which represents the amortization of deferred selling commissions, was $37.7 million in the three-month period ended March 31, 2004, as compared with $37.0 million in the previous year.

Trailer fees paid to dealers increased by $7.9 million or 23.6 per cent, consistent with the overall increase in Mackenzie's average mutual fund assets under management.

Non-commission expenses increased marginally to $70.9 million in the three-month period ended March 31, 2004 from $70.1 million in the comparative period last year. A component of the non-commission expenses, related to the administration of its mutual funds, and which are recovered from the mutual funds, declined in the current quarter compared with the corresponding period last year, largely a result of continued cost synergies being realized from the transition work with Investors Group. Mackenzie incurred higher sub-advisory expenses, consistent with the growth in sub-advised assets under management, and increased its marketing and sales program related expenditures in the quarter compared to the previous year.

CORPORATE AND OTHER

Earnings before interest and taxes for Corporate and Other, the segment which represents net investment income earned on unallocated investments and other income, reflected lower levels of net investment income and other in 2004 compared to 2003.

CONSOLIDATED FINANCIAL POSITION

CONDENSED BALANCE SHEET

(in millions of dollars)	**March 31, 2004**	December 31, 2003
Cash and cash equivalents	**881**	969
Securities	**123**	106
Loans	**588**	528
Investment in affiliate	**468**	461
Deferred selling commissions	**810**	764
Other assets	**338**	334
Goodwill and intangible assets	**3,130**	3,130
Total assets	**6,338**	6,292
Deposits and certificates	**742**	729
Other liabilities	**916**	938
Long-term debt	**1,402**	1,404
Shareholders' equity		
Preferred shares	**360**	360
Common shareholders' equity	**2,918**	2,861
Total liabilities and shareholders' equity	**6,338**	6,292

The company's on-balance sheet assets totalled $6.34 billion at March 31, 2004, compared with $6.29 billion at December 31, 2003.

The company's holdings of securities were $123.1 million at March 31, 2004 – an increase of $16.9 million or 15.9 per cent. Securities currently represent 1.9 per cent of total assets, as compared with 1.7 per cent at December 31, 2003. The market value of the company's portfolio exceeded cost by $129.0 million at March 31, 2004 and $125.1 million at December 31, 2003.

Loans, including mortgages and personal loans, increased by 11.4 per cent, or $60.3 million, to $588.3 million at March 31, 2004 and represent 9.3 per cent of total assets, compared with 8.4 per cent at December 31, 2003. Residential loans related to the company's mortgage banking operations, designated for sale to third parties on a fully serviced basis, increased by $40.9 million, while mortgages and personal loans related to the company's intermediary activities increased by $19.4 million.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The company continues to generate significant cash flows which are sufficient to meet its operating liquidity requirements. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $303.1 million for the three months ended March 31, 2004, compared with $267.2 million in the corresponding period of 2003, an increase of 13.4 per cent compared with the 16.7 per cent increase in average consolidated mutual fund assets under management.

Investors Group Inc.

Other potential sources of liquidity include the company's portfolio of securities and lines of credit. As at March 31, 2004, the market value of the marketable securities in its portfolios and its unregulated subsidiaries was $224.9 million. The company's operating lines of credit totalled $235 million with various Schedule 1 Canadian chartered banks, of which $50 million represented committed lines of credit.

Liquidity can also be provided through the company's demonstrated ability to raise funds in domestic debt and equity markets.

CASH FLOWS

For the three months ended March 31 (in millions of dollars)	**2004**	2003
Operating activities	**54.2**	67.7
Financing activities	**(76.6)**	81.2
Investing activities	**(66.4)**	1.4
(Decrease) increase in cash and cash equivalents	**(88.8)**	150.3
Cash and cash equivalents, beginning of period	**969.3**	771.5
Cash and cash equivalents, end of period	**880.5**	921.8

Operating activities, before payment of commissions, generated $154.3 million to March 31, 2004, compared with $137.8 million in 2003. Due to increases in mutual fund sales to March 31, 2004, cash commissions paid increased to $100.1 million in 2004, compared with $70.1 million in 2003.

Financing activities to March 31, 2004 related primarily to the regular payment of preferred and common dividends, as well as the repurchase of 642,000 shares under the company's normal course issuer bid at a cost of $23.0 million. Activity in 2003 related primarily to the issue of $300 million in debentures and the repayment of $200 million in long-term debt, in addition to the regular payment of preferred and common dividends.

Investing activities during the first quarter of 2004 included the purchase of $30 million in securities and securities sales with proceeds of $25 million. This compares to proceeds of $44.0 million on the sale of securities for the same period in 2003. Increases in residential mortgages and personal loans, net of securitizations, accounted for the remainder of investing activities for the three months ended March 31, 2004 and 2003.

OUTLOOK

GROWTH OF MUTUAL FUNDS

The mutual fund market continues to play a prominent role in the financial services industry. At March 31, 2004, mutual fund industry assets in Canada totalled $464.6 billion, an increase of 5.9 per cent from $438.9 billion at December 31, 2003. The $25.7 billion increase in industry assets from December 31, 2003 reflects an estimated $14.8 billion increase from market action, which represented 3.4 per cent of year-end 2003 industry assets, and net sales of $10.9 billion.

EXPANDED PRODUCT AND SERVICE OFFERING

Offering a broader range of financial products and increasing the diversification of the company's core products have strengthened existing client relationships and have attracted new clients. This strategy continues to enhance the extent and quality of the company's client relationships, protect its client base and expand its market share.

THE REGULATORY ENVIRONMENT

REVIEW OF MUTUAL FUND INDUSTRY PRACTICES

The Ontario Securities Commission (the "OSC"), the Mutual Fund Dealers Association of Canada and the Investment Dealers Association of Canada have each requested information from mutual fund companies regarding ''late trading'' and ''market timing'' activities in the past two years. Each of Investors Group and Mackenzie provided detailed responses, on a timely basis, to the questionnaires issued by these three regulators. There were no instances of ''late trading'' in the funds of either Investors Group or Mackenzie. Both companies maintain strict and effective procedures to prevent such trading. Both Investors Group and Mackenzie determined that there were no instances of market timing transactions in their funds, as that term was defined, but that there were a small number of instances of short-term trading in its international mutual funds during the relevant period. These were identified through the application of monitoring procedures, and steps were taken to terminate the trading activity.

On February 10, 2004 the OSC announced that early results indicated that the first stage of its industry review had not uncovered systemic abuses, and that it was undertaking a second stage, more focussed examination of certain mutual fund managers. Both Investors Group and Mackenzie have been included in this request for additional information, and have provided that information on a timely basis. The OSC has indicated that this request for additional information does not mean that improper trading practices have been uncovered in the funds. On April 5, 2004 the Chair of the OSC stated that the third phase of the review would involve visits to the facilities of some mutual fund companies. Both Investors Group and Mackenzie are supportive of the initiative to strengthen the Canadian mutual fund industry.

Pargesa Holding S.A.

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2004 (AS RELEASED BY PARGESA)

	First quarter		Year
(in millions of SF) (unaudited)	**2004**	2003	2003
Operating contribution of major holdings			
- Consolidated holdings:			
Imerys			
before goodwill amortization	**33.9**	28.0	134.2
goodwill amortization	**(4.0)**	(4.4)	(16.5)
net operating contribution	**29.9**	23.6	117.7
Bertelsmann			
before goodwill amortization	**(2.6)**	(32.7)	61.8
goodwill amortization	**(28.5)**	(27.8)	(112.1)
privileged dividend	**--**	--	45.6
net operating contribution	**(31.1)**	(60.5)	(4.7)
- Non-consolidated holdings (dividends):			
Total	**--**	--	71.9
Suez	**--**	--	38.4
Operating contribution of major holdings	**(1.2)**	(36.9)	223.3
Operating contribution of other holdings			
subject to equity accounting			
before goodwill amortization	**1.4**	1.6	7.2
goodwill amortization	**(0.2)**	(1.0)	(3.9)
net operating contribution	**1.2**	0.6	3.3
Operating income contributed by holding companies	**(7.0)**	(6.8)	(34.2)
Operating income	**(7.0)**	(43.1)	192.4
Non-operating contribution of companies			
subject to equity accounting	**7.6**	(12.4)	36.4
Non-operating income contributed by holding companies	**(0.3)**	(20.5)	(12.5)
Amortization of goodwill by holding companies	**(2.1)**	(2.1)	(8.6)
Net income	**(1.8)**	(78.1)	207.7

It should be noted that Pargesa's net income for the entire year cannot be extrapolated from the first quarter results, due to the fact that dividends are only received during the second quarter, and to the marked seasonality of earnings of certain shareholdings.

It should also be noted that GBL and Bertelsmann, which follow the IFRS accounting standards, stopped amortizing goodwill effective January 1, 2004. Swiss GAAPs, which are applied to Pargesa, still require goodwill amortization. In accounting for its share of earnings in Pargesa, Power Financial adjusts results as reported by Pargesa to comply with Canadian GAAP, including the reversal of goodwill amortization (see page 6).

To help read the financial statements and in particular to reconcile the results published by Bertelsmann with its operating contribution recorded in Pargesa's accounts, the results published in 2004 by Pargesa feature a detail of the operating contribution of consolidated holdings before and after amortization of goodwill. Regarding Bertelsmann, Pargesa's share of goodwill recorded in its accounts in 2004 has been determined by Pargesa based on the amount of goodwill recorded in Bertelsmann's consolidated accounts at December 31, 2003, and on the amortization recorded in 2003, corrected to reflect changes of scope if and when necessary.

CONSOLIDATED HOLDINGS:

- In the first quarter of 2004, Imerys achieved good results which led to a 14.4 per cent increase in net operating income to €53.9 million. Pargesa's share of Imerys' contribution, after amortization of goodwill and expressed in Swiss francs, increased 26.7 per cent to SF29.9 million.
- Bertelsmann, achieved significantly improved operating results. Net income (group share) for the first quarter amounted to €31 million. This figure included an EBIT of €111 million, interest expenses of €62 million, taxes of €25 million, non-controlling interests of €8 million, as well as special items for €15 million, which includes capital gains of €44 million. Pargesa's share in Bertelsmann's contribution, after accounting for pro-forma goodwill amortization and expressed in Swiss francs represents SF(31.1) million. It should be noted that during the second quarter of 2004, Bertelsmann will distribute a dividend of €120 million to GBL, i.e. approximately SF93 million for Pargesa's share. From this amount, SF50 million will constitute a privileged dividend, not eliminated in consolidation, which will be added to Bertelsmann's 2004 contribution to Pargesa's operating results.

NON-CONSOLIDATED HOLDINGS

The holdings in Total and Suez, which are carried at cost, do not provide contributions during the first quarter since their dividends, which are paid once a year, will be received during the second quarter. Total is expected to increase its dividend per share, while Suez will pay the same dividend per share as last year.

NON-OPERATING INCOME

In the first quarter, the non-operating income of the companies subject to equity accounting recorded mainly Pargesa's share in Bertelsmann's capital gains.

DIVIDEND

The Annual General Meeting of Pargesa, which was held on May 5, 2004, approved the payment of a dividend of SF92 per bearer share, compared with SF86 in the previous year.

POWER FINANCIAL
CORPORATION

Consolidated Interim Financial Statements

As at and for the three-month period ended March 31, 2004 and 2003 [(1)]

(1) The Consolidated Interim Financial Statements as at and for the three-month period ended March 31, 2004 have been reviewed by the Corporation's auditors. However, the Consolidated Interim Financial Statements as at and for the three-month period ended March 31, 2003 have not been reviewed by the Corporation's auditors.

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	March 31 2004 (unaudited)	December 31 2003
ASSETS		
Cash and cash equivalents	3,390	3,646
Investments		
Shares	3,146	3,073
Bonds	55,695	54,208
Mortgages and other loans	15,738	15,616
Loans to policyholders	6,709	6,566
Real estate	1,609	1,597
	82,897	81,060
Funds withheld by ceding insurers	3,914	4,142
Investment in affiliate, at equity	1,543	1,550
Goodwill and intangible assets (Note 2)	10,333	10,210
Future income taxes	1,049	1,190
Other assets	4,718	4,162
	107,844	105,960
LIABILITIES		
Policy liabilities		
Actuarial liabilities	68,265	66,999
Other	4,244	4,499
Deposits and certificates	742	729
Funds held under reinsurance contracts	4,489	4,655
Long-term debt (Note 3)	4,200	4,198
Future income taxes	1,004	1,063
Other liabilities	9,336	8,722
	92,280	90,865
Non-controlling interests	7,132	6,958
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Preferred shares	1,250	1,250
Common shares	593	556
Contributed surplus (Note 1)	8	-
Retained earnings	6,486	6,284
Foreign currency translation adjustments	95	47
	8,432	8,137
	107,844	105,960

POWER FINANCIAL
CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended March 31 2004	2003
REVENUES		
Premium income (Note 9)	3,411	2,949
Net investment income	1,388	998
Fee income	1,000	847
	5,799	4,794
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (Note 9)	3,769	3,322
Commissions	425	282
Operating expenses	787	595
Interest expense	62	40
	5,043	4,239
	756	555
Share of earnings of affiliate	6	(4)
Other income (charges), net (Note 6)	(7)	(10)
Earnings before income taxes and non-controlling interests	755	541
Income taxes	205	169
Non-controlling interests	211	119
Net earnings	339	253
Earnings per common share (Note 7)		
Basic	0.92	0.68
Diluted	0.92	0.68

POWER FINANCIAL
CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

(in millions of dollars)	For the three months ended March 31 2004	2003
Retained earnings, beginning of year		
As previously reported	6,284	4,758
Change in accounting policy (Note 1)	(5)	-
As restated	6,279	4,758
Add		
Net earnings	339	253
	6,618	5,011
Deduct		
Dividends		
Preferred shares	17	16
Common shares	115	97
Other	-	10
	132	123
Retained earnings, end of period	6,486	4,888

POWER FINANCIAL
CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(in millions of dollars)	For the three months ended March 31 2004	2003
Operating activities		
Net earnings	339	253
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	677	114
Decrease (increase) in funds withheld by ceding insurers	228	(5)
Amortization and depreciation	20	20
Future income taxes	(4)	26
Non-controlling interests	211	119
Other	(463)	347
	1,008	874
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	(84)	(52)
Preferred shares	(17)	(14)
Common shares	(113)	(97)
	(214)	(163)
Issue of common shares	37	8
Issue of preferred shares	-	350
Issue of common shares by subsidiaries	20	2
Repurchase of common shares by subsidiaries	(56)	(25)
Issue of long-term debt	-	1,150
Repayment of long-term debt	-	(200)
Other	4	18
	(209)	1,140
Investment activities		
Bond sales and maturities	10,215	6,831
Mortgage loan repayments	455	333
Sale of shares	443	269
Proceeds from securitization	10	-
Change in loans to policyholders	(11)	(18)
Change in repurchase agreements	227	(262)
Reinsurance transactions	(428)	-
Investment in subsidiaries	-	(5)
Investment in bonds	(10,913)	(8,165)
Investment in mortgage loans	(536)	(156)
Investment in shares	(530)	(86)
Other	13	44
	(1,055)	(1,215)
Increase (decrease) in cash and cash equivalents	(256)	799
Cash and cash equivalents, beginning of period	3,646	2,437
Cash and cash equivalents, end of period	3,390	3,236

Notes to consolidated financial statements
(unaudited)

March 31, 2004

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Financial Corporation at March 31, 2004 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2003.

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a $5 million reduction in retained earnings and $5 million increase in contributed surplus. See also Note 4.

Hedging Relationships

Accounting Guideline 13 - Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of earnings. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation reassessed its hedging relationships as at January 1, 2004 and determined that the adoption of the new recommendation did not have a material effect on the Corporation's consolidated financial statements.

Comparative figures

Certain of the 2003 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the three months ended March 31, 2004 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	7,952	2,258	10,210
Change in allocation of purchase price of Canada Life Financial Corporation (CLFC)	101		101
Amortization of finite life intangible assets		(3)	(3)
Other	21	4	25
Balance, end of period	8,074	2,259	10,333

The goodwill arising from the CLFC acquisition may be adjusted in 2004 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.

At March 31, 2004, intangible assets are composed of finite life intangibles ($276 million) subject to amortization and indefinite life intangibles ($1,983 million).

The indefinite life intangible assets represent the fair value of mutual fund management and customer related contracts ($951 million), trade names ($268 million), brands and trademarks ($410 million) and the shareholders' portion of acquired future participating profits ($354 million).

Note 3. Long-term Debt

(in millions of dollars)	March 31 2004	December 31 2003
Power Financial Corporation		
7.65% debentures, due January 5, 2006	150	150
6.90% debentures, due March 11, 2033	250	250
Investors Group		
Floating Bankers' Acceptance, due May 30, 2006	175	175
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	150
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Five year term facility at rates of: Canadian 90-day Bankers' Acceptance ($471); 90-day LIBOR rate ($126, $125 in 2003)	597	596
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	277	278
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	210	210
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
Series B 6.40% Debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048. Unsecured (US $175)	229	226
Other notes payable with interest of 8.0%	11	12
	4,200	4,198

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

Authorized

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and outstanding	March 31, 2004		December 31, 2003	
	Number of shares	Stated capital	Number of shares	Stated capital
		(in millions of dollars)		*(in millions of dollars)*
Preferred shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
Series F First Preferred Shares	6,000,000	150	6,000,000	150
Series H First Preferred Shares	6,000,000	150	6,000,000	150
Series I First Preferred Shares	8,000,000	200	8,000,000	200
Series J First Preferred Shares	6,000,000	150	6,000,000	150
		1,250		1,250
Common shares	352,326,840	593	348,416,840	556

Stock-Based Compensation

No options were granted by the Corporation in the three months ended March 31, 2004 and 2003. In accordance with the fair value based method of accounting, compensation expense has been recorded for the options granted under the Corporation's and the subsidiaries' stock option plans since January 1, 2002 based on the fair value of the options at the grant date, amortized over the vesting period. Compensation expense of $3 million has been recognized for the three months ended March 31, 2004.

For the three months ended March 31, 2003 the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted by the Corporation and its subsidiaries. Had the fair value based accounting method been applied for the options granted since January 1, 2002, the Corporation's net earnings for the three months ended March 31, 2003 would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

Options were outstanding at March 31, 2004 to purchase, until August 6, 2013, 3,260,000 common shares, at various prices from $7.34375 to $43.30 per share. For the three months ended March 31, 2004, 3,910,000 shares were issued (1,540,000 in 2003) under the Corporation's plan for an aggregate consideration of $37 million ($8 million in 2003).

POWER FINANCIAL
CORPORATION

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure ***(in millions of dollars)***

For the three months ended March 31, 2004	**LIFECO**	**INVESTORS**	**PARJOINTCO**	**OTHER**	**TOTAL**
REVENUES					
Premium income	3,411				3,411
Net investment income	1,324	42		22	1,388
Fee income	532	478		(10)	1,000
	5,267	520	-	12	5,799
EXPENSES					
Insurance claims	3,769				3,769
Commissions	291	144		(10)	425
Operating expenses	639	136		12	787
Interest expense	-	19		43	62
	4,699	299	-	45	5,043
	568	221	-	(33)	756
Share of earnings of affiliate			6		6
Other income - net	(9)	-	2	-	(7)
Earnings before the following	559	221	8	(33)	755
Income taxes	137	68		-	205
Non-controlling interests	162	67		(18)	211
Contribution to consolidated net earnings	260	86	8	(15)	339

Information on profit measure ***(in millions of dollars)***

For the three months ended March 31, 2003	**LIFECO**	**INVESTORS**	**PARJOINTCO**	**OTHER**	**TOTAL**
REVENUES					
Premium income	2,949				2,949
Net investment income	948	37		13	998
Fee income	433	418		(4)	847
	4,330	455	-	9	4,794
EXPENSES					
Insurance claims	3,322				3,322
Commissions	170	116		(4)	282
Operating expenses	460	130		5	595
Interest expense	-	21		19	40
	3,952	267	-	20	4,239
	378	188	-	(11)	555
Share of earnings of affiliate			(4)		(4)
Other income - net	-	-	(10)	-	(10)
Earnings before the following	378	188	(14)	(11)	541
Income taxes	106	63		-	169
Non-controlling interests	75	55		(11)	119
Contribution to consolidated net earnings	197	70	(14)	-	253

Note 6. Other income (charges), net

(in millions of dollars)	For the three months ended March 31 2004	2003
Share of Pargesa's non-operating earnings	2	(10)
Restructuring costs (Note 8)	(9)	
	(7)	(10)

Note 7. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the three months ended March 31 *(in millions of dollars)*	2004	2003
Net earnings	339	253
Dividends on preferred shares	(17)	(16)
Net earnings available to common shareholders	322	237
Weighted number of common shares outstanding *(millions)*		
Basic	350.7	347.3
Exercise of stock options	3.3	5.7
Shares assumed to be repurchased with proceeds from exercise of stock options	(2.1)	(2.2)
Weighted number of common shares outstanding *(millions)*		
Diluted	351.9	350.8

Notes to consolidated financial statements
(unaudited)

Note 8. Restructuring costs

Following the acquisition of CLFC on July 10, 2003, Lifeco developed a plan to restructure and exit selected operations of CLFC. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $497 million are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and facilities. The costs include approximately $412 million that was recognized as part of the purchase equation of CLFC. Costs of approximately $85 million will be charged to income as incurred.

The following details the amount and status of restructuring and exit program costs.

(in millions of dollars)	Expected Total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance March 31, 2004
Eliminating duplicate systems	118	13	17	30	88
Exiting and consolidating operations	71	28	12	40	31
Compensation costs	264	84	18	102	162
Exiting and consolidating facilities	44	-	2	2	42
	497	125	49	174	323
Accrued on acquisition	412	94	40	134	278
Expense as incurred	85	31	9	40	45
	497	125	49	174	323

Note 9. Reinsurance transactions

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity basis. The ceded premiums of $423 million associated with the transaction have been recorded on the consolidated statement of earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities. For the consolidated balance sheet, at March 31, 2004, this transaction resulted in a reduction of cash and other assets of $454 million, a reduction of policyholder liabilities of $419 million, and a reduction of other liabilities of $35 million.

Note 10. Commitments

London Reinsurance Group Inc. (LRG), an indirect subsidiary of Lifeco has a syndicated letter of credit facility providing U.S. $1,100 million in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 million in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818 million. LRG has issued U.S. $850 million in letters of credit as at March 31, 2004.

Note 11. Acquisition of IPC Financial Network Inc.

On February 25, 2004, Investors Group Inc. announced that it had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either (i) $1.95 in cash, or (ii) $0.975 in cash and 0.02973 of common shares of Investors Group Inc. for each IPC common share. On May 10, 2004, IGM Financial Inc. (formerly Investors Group Inc.) announced that it has closed the transaction to acquire a majority interest in IPC.

POWER FINANCIAL
CORPORATION

Printed in Canada

POWER FINANCIAL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of common shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER FINANCIAL CORPORATION (the "Corporation") will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada, on Tuesday, May 11, 2004, at 11:00 a.m., local time, for the following purposes:

[1] to elect directors;

[2] to appoint auditors;

[3] to receive the consolidated financial statements for the year ended December 31, 2003 and the auditors' report thereon;

[4] to consider a resolution confirming certain amendments to By-Law No. 1 of the Corporation;

[5] to consider a resolution approving an amendment to the Power Financial Employee Stock Option Plan increasing the number of Common Shares issuable pursuant to the Plan; and

[6] to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Montréal, Québec
April 2, 2004

Edward Johnson
Vice-President, General Counsel and Secretary

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Corporation Financière Power
751, square Victoria
Montréal (Québec) Canada H2Y 2J3

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Financial Corporation ("Power Financial" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Tuesday, May 11, 2004 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

NAME IN FULL	ABBREVIATION
Power Corporation of Canada	Power
Great-West Lifeco Inc.	Lifeco
Investors Group Inc.	Investors

APPOINTMENT OF PROXY

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, 9th floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presented at the Meeting.

REVOCATION OF PROXY

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 2, 2004, there were outstanding 352,326,840 common shares (the "Common Shares") of the Corporation. Each holder of Common Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 26, 2004 (the "Record Date"). The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2005 is January 3, 2005.

To the knowledge of the Directors and officers of the Corporation, on April 2, 2004 the Honourable Paul Desmarais, a director of the Corporation, exercised control or direction over 233,919,802 Common Shares in the aggregate, representing 66.4 per cent of the outstanding shares of such class. To the knowledge of the Directors and officers of the Corporation, of those shares, 3439074 Canada Inc., a corporation controlled by Mr. Desmarais, was the owner of 154 Common Shares representing less than one per cent of the outstanding shares of such class. To the knowledge of the directors and officers of the Corporation, of the 233,919,802 shares, 171263 Canada Inc. was the owner of 233,919,648 Common Shares representing 66.4 per cent of the outstanding shares of such class and Power owned indirectly all of the outstanding shares of 171263 Canada Inc. and was controlled by Mr. Desmarais. To the knowledge of the Directors and officers of the Corporation, no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

The Board of Directors of the Corporation consists of not less than 3 and not more than 18 members as determined from time to time by the Directors, such number presently being fixed at 12. The 12 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of Directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election in his or her stead of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Corporation also appoints an executive committee and a compensation committee.

The term of office of each Director currently in office expires at the close of the Meeting. Each Director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]
ANDRÉ DESMARAIS, O.C. [B] Québec, Canada *Mr. Desmarais is Deputy Chairman of the Corporation and President and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was Special Assistant to the Minister of Justice of Canada and an investment counselor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. He is a Director and a member of the Executive Committee of many Power group companies in North America, including Power, Lifeco and its major subsidiaries, and Investors. He is also a Director of Pargesa Holding S.A., Groupe Bruxelles Lambert and Bertelsmann AG in Europe and of CITIC Pacific Ltd. in Asia, in which Power holds a minority interest. He is also a Director of Bombardier Inc. Mr. Desmarais served as Chairman of the Canada China Business Council from 1992 to 2002 and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal. In 2003, he was named an Officer of the Order of Canada.*	May 1988	21,600 Common Shares of the Corporation 149,002 Subordinate Voting Shares of Power 51,659 Common Shares of Lifeco 4,281 Deferred Share Units of the Corporation 4,231 Deferred Share Units of Power 5,929 Deferred Share Units of Lifeco 6,937 Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	APPROXIMATE NUMBER OF VOTING SHARES OF EACH CLASS OF SHARES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]	
THE HONOURABLE PAUL DESMARAIS, P.C., C.C. [B][C] Québec, Canada *Mr. Desmarais is Chairman of the Executive Committee of Power. He acquired control of Power in 1968. He is Chairman of the Board and Managing Director of Pargesa Holding S.A., an international investment and management group, and holds directorships in several Power group companies in Canada and Europe, including Power, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a member of the International Advisory Board of Barrick Gold Corporation and of Telegraph Group Limited (U.K.). He is a member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).*	February 1966		See "Voting Shares and Principal Holders Thereof" on page 2
		43,659	Common Shares of Lifeco
		273,116,456	Common Shares of Lifeco through the Corporation
		14,343,784	Common Shares of Lifeco through 3411893 Canada Inc.
		26,978,792	Common Shares of Lifeco through 3439453 Canada Inc.
		18,893,694	Common Shares of Lifeco through Investors
		142,400,080	Common Shares of Investors through the Corporation
		5,532,000	Common Shares of Investors through 3411893 Canada Inc.
		9,200,000	Common Shares of Investors through The Great-West Life Assurance Company
		681	Deferred Share Units of the Corporation
		2,838	Deferred Share Units of Power
PAUL DESMARAIS, JR. [B] Québec, Canada *Mr. Desmarais is Chairman of the Board of the Corporation and Chairman and Co-Chief Executive Officer of Power, which he joined in 1981. Previously, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He is a Director and Member of the Executive Committee of many Power group companies in North America, including Power, Lifeco and its major subsidiaries, and Investors. He is also Vice-Chairman of the Board, Managing Director and Director of Pargesa Holding S.A., Vice-Chairman of the Supervisory Board, Member of the Strategic Committee and Member of the Compensation Committee of Imerys S.A. and is a Director of other group companies in Europe. Mr. Desmarais is a member and a Director of the International Council of the European Institute of Business Administration (INSEAD), Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales in Montréal, and Chair of the Governor General's Canadian Leadership Conference 2004. He is involved in charitable and community activities in Montréal.*	April 1983	17,702	Subordinate Voting Shares of Power
		43,659	Common Shares of Lifeco
		30,000	Common Shares of Investors
		2,348	Deferred Share Units of the Corporation
		2,383	Deferred Share Units of Power
		3,525	Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]
GÉRALD FRÈRE [C] Hainaut, Belgium *Mr. Frère is Managing Director of Frère-Bourgeois S.A., a financial group based in Belgium. He is a Director of Pargesa Holding S.A. and Managing Director of Groupe Bruxelles Lambert as well as Chairman of the Board and a Director of many European companies.*	May 1990	3,705 Deferred Share Units of the Corporation
ANTHONY R. GRAHAM Ontario, Canada *Mr. Graham is President of Wittington Investments, Limited, the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington Investments he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a leading Montréal-based investment dealer. He is also a Director of several companies, including Power and other companies in the Power group, as well as George Weston Ltd., Loblaw Companies Ltd., Provigo inc. and Graymont Limited. He is a Governor of the Art Gallery of Ontario and former Chairman of the Shaw Festival.*	May 2001	10,000 Common Shares of the Corporation 10,000 Subordinate Voting Shares of Power 903 Deferred Share Units of the Corporation 992 Deferred Share Units of Power
ROBERT GRATTON [B] Québec, Canada *Mr. Gratton has been President and Chief Executive Officer of the Corporation since April 1990. Before joining the Corporation as President in 1989, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director of Power. He is Chairman and Director of a number of Power Financial companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, The Canada Life Assurance Company, Investors and Mackenzie Inc. He is also a Director of Pargesa Holding S.A. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several corporations, community organizations and foundations.*	December 1986	5,590,000 Common Shares of the Corporation 15,318 Subordinate Voting Shares of Power 332,496 Common Shares of Lifeco 75,000 Common Shares of Investors 3,659 Deferred Share Units of the Corporation 3,423 Deferred Share Units of Power 15,584 Deferred Share Units of Lifeco 21,282 Deferred Share Units of Investors

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C. [B] Alberta, Canada *Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. Since his retirement from public life in 1993, he has been named a Director of several Power group companies in Canada, including Power, Lifeco and its major Canadian subsidiaries, and Investors. He is also a Director of Atco Inc., Shaw Communications Inc., Weyerhauser Company, IMC Global Inc., Canadian Oil Sands Trust and Yellow Pages Group.*	May 1996	2,000 Common Shares of the Corporation 1,000 Subordinate Voting Shares of Power 1,500 Common Shares of Lifeco 1,000 Common Shares of Investors 1,895 Deferred Share Units of the Corporation 866 Deferred Share Units of Power 999 Deferred Share Units of Lifeco 2,153 Deferred Share Units of Investors
JERRY E.A. NICKERSON Nova Scotia, Canada *Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power group companies in North America, including Power and Lifeco and its major subsidiaries.*	May 1999	5,100 Common Shares of the Corporation 5,479 Subordinate Voting Shares of Power 2,000 Common Shares of Investors
MICHEL PLESSIS-BÉLAIR, FCA Québec, Canada *Mr. Plessis-Bélair is Executive Vice-President and Chief Financial Officer of the Corporation and Vice-Chairman and Chief Financial Officer of Power. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Ltd. He is a Director of major Power group companies in both North America and Europe, including Power, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a Director of Lallemand Inc., l'Université de Montréal and Fondation Ressources-Jeunesse, and he is on the International Advisory Board of l'École des Hautes Études Commerciales, in Montréal. He was also a Director of Westburne Inc. until 2000 and of Bell Canada International Inc. until 2003.*	May 1988	3,000 Common Shares of the Corporation 201,246 Subordinate Voting Share of Power 20,000 Common Shares of Lifeco 4,000 Common Shares of Investors 903 Deferred Share Units of the Corporation 941 Deferred Share Units of Power

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

NAME, PRINCIPAL OCCUPATION AND OTHER MAJOR POSITIONS WITH THE CORPORATION AND ITS AFFILIATES	SERVED AS DIRECTOR FROM	BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD IN THE CORPORATION AND ITS AFFILIATES, AS OF APRIL 2, 2004 [D]
RAYMOND ROYER, O.C., FCA [A][B][C] Québec, Canada *Mr. Royer is President and Chief Executive Officer and a Director of Domtar Inc., a leading pulp and paper company, based in Montréal, a position he has held since 1996. He was previously President and Chief Operating Officer of Bombardier Inc. Mr. Royer is also a Director of Power's newspaper subsidiary Gesca Ltée, as well as Norampac Inc. and Shell Canada Limited. He was also Director of Ballard Power Systems Inc. until 2002 and of National Bank of Canada until 2000.*	December 1986	87,000 Common Shares of the Corporation 6,000 Deferred Share Units of the Corporation
GUY ST-GERMAIN, C.M. [A][C] Québec, Canada *Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is also a Director of several Power group companies, including Lifeco and its major Canadian subsidiaries. He was a Director of the Hudson's Bay Company until 2003.*	May 1991	4,000 Common Shares of the Corporation 22,000 Subordinate Voting Shares of Power 4,000 Common Shares of Lifeco 5,327 Deferred Share Units of the Corporation 5,442 Deferred Share Units of Lifeco
EMŐKE J.E. SZATHMÁRY, C.M., PH.D. [A] Manitoba, Canada *Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Departments of Anthropology, and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Sciences of the University of Western Ontario in London. She is a Director of Power. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Manitoba Museum Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. She has received two honourary doctorates and is a Member of the Order of Canada.*	May 1999	1,000 Common Shares of the Corporation 410 Deferred Share Units of the Corporation 1,621 Deferred Share Units of Power

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

BOARD OF DIRECTORS – MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects the number of Board of Directors and Board of Directors Committee meetings held and attendance for the year ended December 31, 2003, by Directors who are nominated for election. Shareholders should be aware that Directors make important contributions to the welfare of the Corporation outside meetings of the Board and its committees. Such contributions are not reflected in attendance figures.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD	
Board of Directors	8
Audit Committee	6
Executive Committee	0
Compensation Committee	2

SUMMARY OF ATTENDANCE OF DIRECTORS		
DIRECTOR	BOARD MEETINGS ATTENDED	COMMITTEE MEETINGS ATTENDED
André Desmarais	8 of 8	N/A
Paul Desmarais	4 of 8	1 of 2
Paul Desmarais, Jr.	8 of 8	N/A
Gérald Frère	2 of 8	1 of 2
Anthony Graham	8 of 8	N/A
Robert Gratton	8 of 8	N/A
Donald F. Mazankowski	6 of 8	N/A
Jerry E.A. Nickerson	8 of 8	N/A
Michel Plessis-Bélair	8 of 8	N/A
Raymond Royer	7 of 8	6 of 6
		2 of 2
Guy St-Germain	8 of 8	6 of 6
		2 of 2
Emőke J.E. Szathmáry	8 of 8	5 of 6

COMPENSATION OF DIRECTORS

DIRECTOR COMPENSATION

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Committee, since April 1, 2003, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to Directors are as follows: attendance fee for each meeting of the board or a committee: $1,500; additional retainer payable to members of each committee: $3,000; and additional retainer payable to Chairmen of the Committees: $10,000.

DEDICATED ANNUAL BOARD RETAINER

Also since April 1, 2003, all Directors receive a basic annual retainer of $55,000. Of this amount, at least $25,000 consists of a dedicated annual board retainer which is received by Directors in deferred share units under the Deferred Share Unit Plan described below or in the form of Common Shares acquired in the market under the Directors Share Purchase Plan, also described below.

The Corporation has a deferred share unit plan (the "DSU Plan") for the Directors of the Corporation to promote a greater alignment of interests between directors and shareholders of the Corporation. Under the DSU Plan, for Directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who elects to receive deferred share units receives additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fees and committee chairman fees in the form of deferred share units under the Plan.

The Corporation established a Directors Share Purchase Plan in 2003. Pursuant to this Plan, for directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire Common Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokerage expenses incurred in connection with participation in the Plan, excluding fees and expenses associated with the sale of shares and taxes payable by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fees and committee chairman fees in the form of Common Shares acquired under the Plan.

In the view of the Committee and the Board, the foregoing initiatives will further align the interests of Directors with those of the shareholders.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS		ALL OTHER COMPENSATION [$]
					SECURITIES UNDER OPTIONS GRANTED [#]		
		SALARY [$]	BONUS [$]	OTHER ANNUAL COMPENSATION [3] [$]	PCC [4]	PFC [5]	
Robert Gratton	2003	3,400,000	4,000,000	30,000	–	1,500,000	226,299
President and	2002	2,700,000	–	30,000	–	–	184,533
Chief Executive Officer	2001	2,600,000	2,000,000	30,000	–	–	202,000
Paul Desmarais, Jr. [2]	2003	430,000	1,000,000	12,900	–	–	211,299
Chairman of the Board	2002	417,000	250,000	12,510	–	–	145,750
	2001	405,000	500,000	12,150	700,000	–	188,250
André Desmarais [1] [2]	2003	430,000	1,000,000	12,900	–	–	194,799
Vice-Chairman	2002	417,000	250,000	12,510	–	–	147,000
	2001	405,000	500,000	12,150	700,000	–	172,750
Michel Plessis-Bélair [2]	2003	332,000	300,000	9,960	–	–	242,799
Executive	2002	322,000	150,000	9,661	–	–	169,500
Vice-President and	2001	312,500	200,000	9,375	235,000	–	213,000
Chief Financial Officer							
Arnaud Vial [2]	2003	217,500	100,000	9,438	–	–	–
Senior Vice-President,	2002	209,000	75,000	9,921	–	–	–
Finance	2001	202,500	87,500	41,926	105,000	–	–

[1] WHILE MR. ANDRÉ DESMARAIS IS NOT A MEMBER OF THE MANAGEMENT OF THE CORPORATION, HE IS CONSIDERED TO BE A NAMED EXECUTIVE OFFICER FOR THE PURPOSES OF THIS TABLE UNDER APPLICABLE SECURITIES LEGISLATION, AS HE PERFORMS A POLICY-MAKING FUNCTION IN RESPECT OF THE CORPORATION. A PORTION OF THE ANNUAL COMPENSATION THAT IS PAID TO HIM BY POWER CORPORATION IS PAID TO POWER CORPORATION BY THE CORPORATION AS DISCLOSED HEREIN.

[2] THE CORPORATION PAID THE AMOUNTS INDICATED UNDER ANNUAL COMPENSATION IN RESPECT OF THIS OFFICER TO POWER CORPORATION OF CANADA. THESE AMOUNTS ARE INCLUDED IN THE COMPENSATION DISCLOSURE FOR THIS NAMED EXECUTIVE OFFICER SET OUT IN THE MANAGEMENT PROXY CIRCULAR OF POWER CORPORATION OF CANADA.

[3] ALL OR A PORTION OF THIS COMPENSATION REPRESENTS THE CORPORATION'S CONTRIBUTION TO POWER'S SHARE PURCHASE PLAN, WHICH IS OFFERED TO ALL EMPLOYEES OF THE CORPORATION.

[4] DENOTES THE TOTAL NUMBER OF SUBORDINATE VOTING SHARES OF POWER COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE POWER EXECUTIVE STOCK OPTION PLAN.

[5] DENOTES THE TOTAL NUMBER OF COMMON SHARES OF THE CORPORATION COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE EMPLOYEE STOCK OPTION PLAN.

OPTION GRANTS IN LAST FINANCIAL YEAR

POWER FINANCIAL CORPORATION EMPLOYEE STOCK OPTION PLAN

The table below shows information regarding grants of stock options to acquire Common Shares made to the Named Executive Officers under the Employee Stock Option Plan during the financial year ended December 31, 2003.

NAME	SECURITIES UNDER OPTIONS GRANTED [#]	PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR [%]	EXERCISE OR BASE PRICE [$/SECURITY]	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT [$/SECURITY]	EXPIRATION DATE
Robert Gratton	1,500,000 [1]	100	43.30	43.30	August 6, 2013

[1] EXERCISABLE AS TO 500,000 ON DECEMBER 31, 2005, 500,000 ON DECEMBER 31, 2006 AND 500,000 ON DECEMBER 31, 2007.

POWER CORPORATION OF CANADA EXECUTIVE STOCK OPTION PLAN

There were no grants of stock options made to the Named Executive Officers under the Power Executive Stock Option Plan during the financial year ended December 31, 2003.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes for each of the Named Executive Officers the number of shares acquired pursuant to exercises of stock options during the financial year ended December 31, 2003, the aggregate value realized upon exercise, and the number of Common Shares of the Corporation covered by unexercised options under the Employee Stock Option Plan and the number of Subordinate Voting Shares of Power covered by unexercised options under the Power Executive Stock Option Plan, in both cases as at December 31, 2003.

NAME	SECURITIES ACQUIRED ON EXERCISE [#]	AGGREGATE VALUE REALIZED [$]	UNEXERCISED OPTIONS AT YEAR-END [#] EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END [$] EXERCISABLE/ UNEXERCISABLE
Robert Gratton	[1] 1,400,000 [2] –	44,712,500 –	[3] –	[3] –
Paul Desmarais, Jr.	[1] – [2] 64,000	– 2,020,000	– / – 2,040,000 / 175,000	– / – 50,263,000 / 2,288,125
André Desmarais	[1] – [2] 100,000	– 3,278,250	– / – 2,129,000 / 175,000	– / – 53,641,662 / 2,288,125
Michel Plessis-Bélair	[1] – [2] –	– –	– / – 425,750 / 58,750	– / – 7,910,319 / 768,156
Arnaud Vial	[1] – [2] 40,000	– 1,172,084	– / – 203,250 / 26,250	– / – 3,943,819 / 343,219

[1] DENOTES OPTIONS ON COMMON SHARES OF THE CORPORATION UNDER THE CORPORATION'S EMPLOYEE STOCK OPTION PLAN.

[2] DENOTES OPTIONS ON SUBORDINATE VOTING SHARES OF POWER UNDER THE POWER EXECUTIVE STOCK OPTION PLAN, CERTAIN PORTIONS OF WHICH ARE ATTRIBUTABLE TO THE NAMED EXECUTIVE OFFICER'S SERVICES TO THE CORPORATION AND THE REST TO THE SERVICES HE RENDERS TO POWER. THE TOTAL NUMBER OF UNDERLYING SUBORDINATE VOTING SHARES COVERED BY OPTIONS IS SHOWN.

[3] ON JANUARY 14 AND FEBRUARY 11, 2004, MR. GRATTON EXERCISED OPTIONS ON 439,000 AND 3,441,000 COMMON SHARES, RESPECTIVELY. ALL OF THE SHARES RECEIVED AS A RESULT OF THESE EXERCISES CONTINUE TO BE HELD BY MR. GRATTON AND ARE INCLUDED IN THE DISCLOSURE OF SHARES HELD BY MR. GRATTON ON PAGE 5 OF THIS CIRCULAR. THE VALUE OF UNEXERCISED EXERCISABLE AND UNEXERCISABLE IN-THE-MONEY OPTIONS HELD BY MR. GRATTON FOLLOWING THE JANUARY 14 AND FEBRUARY 11, 2004 EXERCISES WAS $31,500,000 AND $22,800,000, RESPECTIVELY. THE NUMBER OF UNEXERCISED EXERCISABLE AND UNEXERCISABLE IN-THE-MONEY OPTIONS HELD BY THE NAMED EXECUTIVE AT YEAR-END WAS 5,080,000 AND 1,800,000 AND THE VALUE THEREOF AT YEAR-END WAS $183,679,907 AND $16,104,000.

The following table sets forth the annual pension benefits payable under the Supplementary Executive Retirement Plan (the "SERP") and under Power's basic pension plan to participants, based on their total Power group average compensation.

	YEARS OF SERVICE		
REMUNERATION	5	10	15 OR MORE
$175,000	$27,000	$62,000	$97,000
$200,000	$32,000	$72,000	$112,000
$225,000	$37,000	$82,000	$127,000
$250,000	$42,000	$92,000	$142,000
$300,000	$52,000	$112,000	$172,000
$400,000	$72,000	$152,000	$232,000
$500,000	$92,000	$192,000	$292,000
$600,000	$112,000	$232,000	$352,000
$700,000	$132,000	$272,000	$412,000

Power has a supplementary executive retirement plan pursuant to which a pension benefit may become payable to certain of the executive officers of the Corporation or any subsidiary of Power (the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors of Power. Messrs. Paul Desmarais, Jr., André Desmarais, Michel Plessis-Bélair, and Arnaud Vial participate in the SERP.

Under the SERP a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under the Power's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the participant's final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6 $^{2}/_{3}$ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the SERP as of December 31, 2003, for the SERP participants are as follows: Mr. Paul Desmarais, Jr., 12.17 years; Mr. André Desmarais, 11.58 years; Mr. Michel Plessis-Bélair, more than 15 years and Mr. Arnaud Vial 6.83 years.

The Corporation has also entered into a pension benefit arrangement with its President and Chief Executive Officer under which annual pension benefits will become payable to such officer calculated on the basis of the aggregate of 60% of his average salary over 3 out of the final 10 years of employment with the Corporation and 60% of the average of certain bonuses earned during that period. The aggregate average compensation covered under this arrangement as of December 31, 2002 for this officer was $3,437,308 and as of December 31, 2003 was $3,900,000.

AT DECEMBER 31, 2003 PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS [A]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS [B]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN [A]) [C]
Equity compensation plans approved by securityholders	7,170,000	$20.51	1,210,800
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,170,000	$20.51	1,210,800

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Messrs. Guy St-Germain. Gérald Frère and Raymond Royer. These Directors are not employees nor officers of the Corporation. None of them is related to any of the employees or officers whose compensation is determined by the Committee.

The following is the report of the Committee describing the compensation policies and rationale applicable to the Corporation's executive officers other than the Chairman (Mr. Paul Desmarais, Jr.), with respect to the compensation paid to such executive officers for the year ended December 31, 2003. The report is intended to provide an overview of what the Committee considered in the course of its work.

The compensation of Mr. Paul Desmarais, Jr. as Chairman of the Corporation is determined by the Compensation Committee of the Board of Directors of Power Corporation of Canada which applies criteria substantially similar to those set out below. None of the members of the Power Financial Compensation Committee is a member of the Compensation Committee of the Board of Power Corporation. The compensation of Mr. Paul Desmarais, Jr. is not determined by the Power Financial Compensation Committee.

The mandate of the Committee is determined by the Corporation's Board of Directors. The Committee studies remuneration practices generally and familiarizes itself with compensation packages in the industry. It meets privately without management and obtains advice directly from independent compensation consultants.

The Corporation's executive compensation program is designed to attract, retain and reward highly qualified and experienced executive officers. The Committee endeavours to motivate the executive officers to generate superior long-term performance.

The Corporation's executive compensation program consists of a salary and may include a bonus and/or long-term incentive compensation component consisting of options, with delayed vesting provisions, on the Common Shares of the Corporation under its Employee Stock Option Plan or on Subordinate Voting Shares of Power under the Power Executive Stock Option Plan. The Corporation also contributes to an employee share purchase plan in which all employees, including officers, may participate.

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short-term and long-term incentive objectives and to apply prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The Corporation's philosophy is to set salary levels by comparison with companies in the private sector of a similar size, type and position in the market place and taking into account the extent and nature of the Corporation's business in Canada, the United States and Europe. Compensation is reviewed at least annually for market competitiveness and reflects each executive's job responsibilities, experience and proven and/or expected performance.

The Committee believes that long-term incentives in the form of share options, with delayed vesting, play an important role in aligning the interests of executive officers and the Corporation's shareholders. The Corporation's compensation program is generally weighted toward long-term incentives. When determining whether and how many new options are to be granted, the Committee takes into account many factors including the amount and terms of outstanding share options held by the incumbent. The considerations and the emphasis placed on them will change from time to time.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The compensation of the Chief Executive Officer consists of a base salary and may also include a bonus component and/or participation in the Corporation's Employee Stock Option Plan from time to time. He is also entitled to participate in the contributory employee share purchase plan.

The Committee bases compensation of the Chief Executive Officer on the policies described above. More specifically, in establishing the Chief Executive Officer's compensation entitlement, the Committee takes into consideration his contribution to the Corporation through leadership in establishing strategic direction and in the management of the Corporation and its subsidiaries, the effective development and growth of the Corporation, increases in shareholder value, growth in the value of the underlying assets of the Corporation, the financial performance of subsidiaries, corporate acquisitions, and the development of new investment opportunities and relationships for the Corporation and its subsidiaries.

The Committee recognizes that a very significant portion of the Corporation's activities are located in the United States and that accordingly the compensation arrangements of the Chief Executive Officer should take into consideration U.S. practices and levels. In addition, the Committee considers it important that the compensation package should reflect the Corporation's entrepreneurial roots and corporate culture. The Chief Executive Officer's compensation package is heavily weighted toward long-term incentives, primarily stock options with delayed vesting provisions, in order to align the interests of the Chief Executive Officer with the interests of shareholders and with the Board's objective of providing long-term growth in value.

Guy Saint-Germain (Chairman)
Gérald Frère
Raymond Royer

PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2003.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
VALUE OF $100 INVESTED ON DECEMBER 31, 1998



$190
$160
$130
$100
$70
INDEX VALUE
PFC
S&P/TSX
1998
1999
2000
2001
2002
2003
COMPOUND ANNUAL GROWTH
10.6%
6.5%

Note:
PFC: Assumes that all dividends were reinvested.
S&P/TSX: Total return index (all dividends reinvested).

LONG-TERM PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P/TSX Composite Index, over the ten-year period ended December 31, 2003.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.

TEN-YEAR CUMULATIVE TOTAL RETURNS
VALUE OF $100 INVESTED ON DECEMBER 31, 1993



$850
$650
$450
$250
$50
INDEX VALUE
PFC
S&P/TSX
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
COMPOUND ANNUAL GROWTH
22.6%
8.6%

Note:
PFC: Assumes that all dividends were reinvested.
S&P/TSX: Total return index (all dividends reinvested).

DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for its Directors and officers. The total amount of such insurance purchased and paid for by the Corporation and Power, its parent company, for both groups is $50,000,000 at a cost of $451,120 per year with a retention amount (deductible) of $1,000,000.

APPOINTMENT OF AUDITORS

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed if approved by a majority of the votes cast at the Meeting.

AUDITORS' FEES

The fees paid to the auditors of the Corporation are reviewed by the Audit Committee. For the years ended December 31, 2003 and 2002, fees were payable to Deloitte & Touche LLP in the amount of $433,800 and $391,000, as disclosed below.

	YEARS ENDED DECEMBER 31	
	2003	2002
Audit Services	$325,200	$136,000
Audit-Related Services	49,300	255,000
Tax Compliance Services	59,300	–
Other Services	–	–
Total	$433,800	$391,000

RESOLUTION CONFIRMING BY-LAW NO. 1

Shareholders will be asked to adopt a resolution confirming the amendments made by the Board of Directors to By-Law No. 1 of the Corporation, which regulates the business and affairs of the Corporation. The current By-Law No. 1 was confirmed by the shareholders on May 15, 1997. The following is the resolution to confirm the amendments to By-Law No. 1 of the Corporation:

RESOLVED:
THAT the amendments to By-Law No. 1 as set forth in Schedule A are confirmed.

The Board of Directors recommends that shareholders vote for this resolution.

In order for the amendments to become effective, the resolution must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution. By-Law No. 1, as amended, is reproduced as Schedule "A" to this management proxy circular in a form that shows both the original and amended language.

Section 1.01 has been amended to provide that an annual meeting of shareholders shall be held by the earlier of 15 months after the last annual meeting and six months after the financial year-end of the Corporation. Section 1.03 has been amended to clarify that at least two shareholders representing not less than 25% of the voting rights shall constitute a quorum at a meeting of shareholders. Section 2.03 has been amended to reflect amendments made to the *Canada Business Corporations Act* (the "Act"), the governing statute of the Corporation. The amended Section 2.03 permits, but does not require, meetings of directors to be conducted entirely by means of telephonic, electronic or other means of communication and amends the manner of notice of meetings of directors. Section 2.04 has been amended to provide that no business shall be transacted at a Board of Directors meeting unless a majority of the Directors present are resident Canadians, notwithstanding amendments to the provisions of the Act relating to minimum Canadian residency requirements for boards of directors. Section 3.01 has been amended to reflect amendments to the provisions of the Act relating to the indemnification of directors and officers. Certain other amendments have been made to Sections 1.04, 2.01 and 2.06 to clarify references to the Board of Directors.

ORDINARY RESOLUTION - AMENDMENT TO EMPLOYEE STOCK OPTION PLAN

When the Power Financial Employee Stock Option Plan was established in 1985, 9,600,000 Common Shares (as presently constituted) were reserved for issue upon the exercise of options under the Plan. The Plan was amended with shareholder approval in May 1990, to increase the number of shares which may be issued under the Plan by 7,130,400 (as presently constituted). In May 1994, the Plan was further amended to increase the number of shares which may be issued under the Plan by 5,600,000 (as presently constituted). The Board of Directors adopted a resolution as of April 2, 2004 authorizing an amendment to the Plan increasing the number of shares issuable pursuant to the Plan by 6,000,000 Common Shares, subject to regulatory approvals and, under the terms of the Plan, approval of the holders of the Common Shares by ordinary resolution. Options on 3,260,000 shares are outstanding as of the date hereof, and the number of options available, prior to the amendment adopted April 2, 2004, for grant is 1,210,800.

The holders of the Common Shares will be asked at the meeting, or any adjournment thereof, to consider and, if deemed advisable, adopt the following ordinary resolution:

> RESOLVED:
> THAT the amendment of the Employee Stock Option Plan adopted by the Board of Directors of the Corporation as of April 2, 2004, increasing the number of shares issuable pursuant to the Plan by 6,000,000 Common Shares, be and it is hereby approved.

The Board of Directors recommends that shareholders vote for this resolution. The resolution will be passed if approved by a majority of the votes cast at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Power Financial believes in the importance of good corporate governance and the central role played by directors in the governance process. The Board of Directors recognizes the utility of sharing this belief with its shareholders. The Board is responsible for, and takes this opportunity to expand on, Power Financial's corporate governance philosophy and practices.

Power Financial is an international management and holding company. Power has controlled Power Financial since the latter was first organized in 1984. Power Financial is not an operating company and over half of its interests are located outside Canada, specifically in the United States and Europe. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

As noted in the September 2003 report of the Canadian Coalition for Good Governance, there are few easy governance solutions that apply to all companies or all situations. In fact, there exist many models of corporate ownership and governance, including widely held and closely held companies and including boards composed largely of "related" directors and boards composed almost entirely of "unrelated" directors. It is our belief that no single corporate governance model is superior or appropriate in all cases. The Board believes that the governance system in place at Power Financial is appropriate to its circumstances and effective, and that there are in place appropriate structures and procedures to ensure its independence from management.

Any review of governance practices should include consideration of long-term returns to shareholders. Power Financial believes this to be an essential indicator of the effectiveness of a governance system.

The following describes the governance practices of the Corporation with specific reference to guidelines promulgated by the Toronto Stock Exchange.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
1. The board should explicitly assume responsibility for stewardship of the corporation and specifically for:	The Board is responsible for supervising the management of the business and affairs of the Corporation. In fulfilling that responsibility, Power Financial's Board appoints senior management and delegates to senior management responsibility for day-to-day management of the business and affairs of the Corporation, provides advice to senior management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board has assumed various functions, either directly or through the standing committees of the Board, including the functions referred to below. The objectives of the Directors in performing these functions is to enhance shareholder value while acting in the long-term best interests of the Corporation.
[i] adoption of a strategic planning process; [ii] identification of the principal risks of the company's business and ensuring implementation of appropriate systems to manage those risks;	The Board oversees the Corporation's strategic planning process and overall strategic and business plans and their implementation, including the scope of operations and business activities, and investments or divestitures of a material nature. The Board and its committees review with senior management on an ongoing basis the Corporation's near-term and long-term objectives and strategic plans and their implementation.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
[iii] succession planning, including appointing, training and monitoring senior management;	The Board appoints the senior executives of the Corporation. The Compensation Committee is involved in the succession planning of senior management.
[iv] communications policy;	The Corporation has adopted policies respecting communications with its shareholders and others. Management seeks to respond to shareholders' questions and concerns on a prompt basis, subject to the limitations imposed by law and the sensitivity of certain information relating to the Corporation. The Corporation also communicates with its shareholders through a variety of means, including its annual reports, quarterly reports and news releases. The Corporation maintains a website at www.powerfinancial.com, updated with current corporate information and interlinked to the websites of group companies. Statutory disclosure documents such as management information circulars and annual information forms are reviewed, and where required, approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. Shareholders may also communicate with the Corporation through the office of the Corporate Secretary. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are responsive and effective.
[v] integrity of internal control and management information systems.	The Board of Directors, through the Audit Committee, exercises oversight with respect to internal controls. See item 13.
2. A majority of directors should be "unrelated" (independent of management and free from any relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation).	Of the 12 Directors to be elected, 9 are unrelated to Power Financial. Three of the 12 Directors are members of management of the Corporation and are therefore related Directors. (Please also see item 3 below for additional analysis.)
The board should include a number of directors who do not have interests in or relationships with either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholders.	The Corporation has a significant shareholder, Power Corporation of Canada, as is more fully explained on page 2 of this proxy circular under "Voting Shares and Principal Holders Thereof". Of the 9 unrelated Directors: • 3 Directors (Messrs. Frère, Royer and St-Germain) are neither directors of nor related to the Corporation's significant shareholder; • 4 Directors (Messrs. Graham, Nickerson and Mazankowski and Dr. Szathmáry) are directors of the significant shareholder and are unrelated to the significant shareholder; and • 2 Directors are directors of the significant shareholder; one (Mr. André Desmarais) is related to the significant shareholder and the other (Hon. Paul Desmarais) is the controlling shareholder of the significant shareholder. Accordingly, 7 of the 12 Directors are unrelated to both the Corporation and its significant shareholder.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
3. The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board is constituted with the appropriate number of directors who are not related to the corporation or the significant shareholder.	In light of the obligations and duties falling upon directors, Power Financial does not believe that whether a director is related or unrelated is essential to effective board participation. All of the Corporation's Directors, whether related or not, bring to the Corporation an interest in and knowledge of the affairs of the Corporation and its affiliated companies, which is a benefit to Power Financial and its shareholders. The Corporation believes that the interests of the Corporation are well served by the experience of and expertise in the affairs of its group companies that is brought to the Corporation by those unrelated Directors who also serve on the Boards of affiliates. Over the years, the Corporation has sought to increase the number of unrelated Directors with such interlocks. Their presence enriches the discussion and enhances the quality of governance by the Corporation's Board and at the other group boards on which they serve. Of the 12 Directors to be elected, 9 are considered by the Board to be unrelated to Power Financial. Three of the Directors to be elected are members of management and are therefore not unrelated Directors: Paul Desmarais Jr. is Chairman of the Board and executes certain management functions; Mr. Robert Gratton is the President and Chief Executive Officer of the Corporation and Mr. Michel Plessis-Bélair, FCA, is the Executive Vice-President and Chief Financial Officer of the Corporation. As noted in Guideline 2 above, of the 12 Directors nominated for re-election: • 9 are unrelated to the Corporation; and • 7 are unrelated to the Corporation and unrelated to the Corporation's significant shareholder.
4. The board should appoint a committee of directors, composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Board nomination function is performed by the Board as a whole. Nominees for election to the Board are chosen by the Board according to a variety of criteria, including integrity and reputation, general knowledge and experience in a particular field of interest. The Corporation believes that a diversity of views and experience enhance the ability of the Board as a whole to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the businesses in which it invests but are expected to provide the Corporation with the benefit of their business or professional experience, their judgment and their vision.
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The effectiveness of committees and of the Board itself is reviewed from time to time under the stewardship of the Chairman. The Corporation believes that long-term returns to shareholders provide a useful indicator for assessing the effectiveness of a corporation's governance system.
6. The board should provide an orientation and education program for new directors.	The Corporation provides orientation for newly elected Directors. Senior officers of the Corporation and its affiliates regularly provide in-depth information for all Directors on the activities of the Corporation and its subsidiaries.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
7. The board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.	The Board examines its size and the size of its Committees, and where appropriate, increases or decreases the number of Directors to facilitate effective decision-making. The Directors believe that the size of the Board and the Committees is appropriate and effective in the Corporation's circumstances.
8. The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The Compensation Committee oversees the compensation of Directors and reviews, and recommends to the Board for approval, the remuneration of Directors after considering time commitment, comparative fees and responsibilities. In the performance of its functions, the Committee consults with outside compensation experts. The Committee's role and Director Compensation are more fully described elsewhere in this circular.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees, such as the executive committee, may include one or more inside directors.	Each of the Audit Committee and the Compensation Committee are composed entirely of Directors who are unrelated to the Corporation and unrelated to the significant shareholder and its controlling shareholder. The composition and role of the Audit Committee are discussed at greater length below in item 13. The Executive Committee is composed of a majority of Directors who are unrelated to the Corporation.
10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	The Board as a whole has responsibility for overseeing the Board's approach to corporate governance issues. Certain reforms regulating governance have been promulgated by the Canadian Securities Administrators, while others remain to be finalized. The Board is mindful of this reform process, and under its supervision a study of these reforms is under way.
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.	A description of the functions of the Board are set out in some detail in the response to Guideline number 1 above. The Board's stewardship responsibility and certain limits to management's authority are contained in the governing statute, the *Canada Business Corporations Act.* More generally, it is the Board's view that boards and management have separate responsibilities, with the former approving and overseeing and the latter initiating and executing. In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above certain monetary thresholds.
The board should approve or develop the corporate objectives which the CEO is responsible for meeting.	The Board as a whole reviews corporate objectives. These and other factors are considered by the Compensation Committee in determining the compensation of the Chief Executive Officer.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to [i] appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or [ii] adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	The positions of Chairman of the Board and Chief Executive Officer are separate. Board structures and procedures provide assurance that the Board can function independently of management. A majority of the Board is unrelated to the Corporation and its significant shareholder. Both the Audit Committee and the Compensation Committee are constituted entirely with non-management Directors who are unrelated to the Corporation and unrelated to its significant shareholder. In addition, the Board meets from time to time without management and management directors.
13. The audit committee should be composed only of outside directors.	The Audit Committee is composed entirely of non-management, outside Directors who are unrelated.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as their duties.	The role and responsibilities of the Committee have been defined by the Board in a charter which is reviewed from time to time by the Committee. The charter is posted on the Corporation's Web site, at www.powerfinancial.com. In the performance of its functions, the Audit Committee reviews with the Corporation's auditors the audited financial statements and reviews financial information to be included in public disclosure documents. It also reviews the nature and scope of the annual audit plan, and makes a recommendation to the Board regarding the appointment of auditors and the payment of their fees.
The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Committee communicates directly and, from time to time, meets privately with the Corporation's auditors.
The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee exercises oversight with respect to internal controls. Pursuant to its mandate, as approved by the Board, the Committee's functions include the review of any report from the auditors on internal control.

TSX GUIDELINES FOR IMPROVED CORPORATE GOVERNANCE	GOVERNANCE PROCEDURES AT POWER FINANCIAL
14. The board should implement a system to enable an individual director to engage an outside adviser, at the company's expense in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.	Individual directors may, through and with the approval of the Board Committees on which they serve, retain outside advisers at the Corporation's expense to assist in carrying out their duties and responsibilities. The Compensation Committee regularly retains independent compensation consultants directly to assist in the performance of its duties.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year. Copies of the Corporation's financial statements and MD&A can be obtained by contacting the Secretary of the Corporation at 751 Victoria Square, Montréal, Québec, Canada, H2Y 2J3.

AVAILABLE DOCUMENTATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, one copy of (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results of operations and any interim financial statements of the Corporation issued subsequent to the annual financial statements and (iii) the information circular of the Corporation in respect of the most recent Annual Meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

APPROVAL BY DIRECTORS

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 2, 2004

SCHEDULE "A"

POWER FINANCIAL CORPORATION

BY-LAW NO. 1

A by-law to regulate generally the business and affairs of the Corporation

PART I

SHAREHOLDERS

SECTION 1.01. MEETINGS

The Directors shall call an annual meeting of shareholders to be held not later than the earlier of (a) 15 months after holding the last preceding annual meeting~~and~~; and (b) six months after the financial year end of the Corporation. The Directors may at any time call a special meeting of shareholders to be held at such place within Canada and at such time as the Directors shall determine.

SECTION 1.02. NOTICE OF MEETINGS

Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than ~~50~~ 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Irregularities in a notice or in the giving thereof or the accidental omission to give notice to, or the non-receipt of a notice by any person entitled thereto shall not invalidate any action taken at the meeting.

SECTION 1.03. QUORUM

Except as otherwise provided in the articles of the Corporation (which provisions or any amendment thereto are deemed to form part of these by-laws), ~~the holders of the shares carrying~~ at least two shareholders representing not less than 25% of the voting rights attaching to the outstanding shares of the Corporation entitled to vote at a meeting of shareholders present in person or by proxy shall constitute a quorum.

SECTION 1.04. CHAIRMAN OF MEETINGS

Subject to the provisions of any resolution of the Directors, the Chairman of the Board of Directors or, in his absence, a Deputy Chairman or, in his absence, the Chairman of the Executive Committee, or in his absence, the President or, in the absence of all of the foregoing officers, any officer who is also a director designated by the Directors for that purpose shall preside at any meeting of the shareholders. If all of the foregoing officers be absent, the shareholders entitled to vote at such meeting may choose a chairman.

SECTION 1.05. PROCEDURE AT MEETINGS

The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters or things, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the shareholders. The chairman may appoint one or more persons to act as scrutineers at any such meeting.

SECTION 1.06. VOTING

Voting at every meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chairman of the meeting or is demanded by any person present and entitled to vote at the meeting. At every meeting of shareholders all questions proposed for the consideration of shareholders shall be decided by the majority of votes, unless otherwise required by the laws governing the Corporation or by the articles of the Corporation.

SECTION 1.07. ATTENDANCE AT MEETINGS

The only persons entitled to attend any meeting of shareholders shall be those persons entitled to vote thereat, the Directors, the auditor and others who, although not entitled to vote, are entitled or required by the laws governing the Corporation or by the articles of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

SECTION 1.08. ADJOURNMENT OF MEETINGS

The chairman of any meeting of shareholders may at any time during the proceedings adjourn the meeting. Should a quorum not be present at any meeting of shareholders, shareholders present and entitled to vote thereat may adjourn the meeting. Provided a quorum is present, except where otherwise provided in the articles of the Corporation, any business may be transacted at the adjourned meeting which might have been transacted at the original meeting.

PART II

DIRECTORS

SECTION 2.01. NUMBER

The Board of Directors shall consist of such number of directors, not greater than the maximum nor less than the minimum set out in the articles of the Corporation, as the directors may determine from time to time.

SECTION 2.02. ELECTION AND TERM OF OFFICE

At each annual meeting the shareholders shall elect directors to hold office until the next succeeding annual meeting or until their successors shall be elected or appointed.

SECTION 2.03. MEETINGS OF DIRECTORS AND NOTICES

As soon as may be practicable after the annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected Directors as are then present, provided they shall constitute a quorum, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

Meetings of the Directors may be called at any time by or by order of the Chairman of the Board of Directors, a Deputy Chairman, the President or a majority of the Directors, and may be held at the registered office of the Corporation, or at any place determined by the Directors~~.~~ and may, if all of the Directors consent, be conducted by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. In the case of a meeting conducted by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.

Notice specifying the place and time of each such meeting shall be delivered personally to each Director~~or~~, left at ~~his~~such Director's usual residence or usual place of business, ~~or shall be mailed, telegraphed or cabled prepaid, addressed to each director at his~~mailed by prepaid ordinary mail or air mail, transmitted via facsimile or, if such Director has consented, delivered as an electronic document, in each case, to each Director at such Director's address information as it appears on the books of the Corporation at least 5 days prior to the time fixed for such meeting in the case of notice delivered by mail and at least 48 hours prior to the time fixed for such meeting in ~~the case of notice delivered personally or telegraphed or cabled, and at least five days prior to the time fixed for such meeting in other cases.~~ all other cases. Notice of any meeting or any irregularity in any meeting or the notice thereof may be waived by any Director either before or after the meeting is held.

SECTION 2.04. QUORUM

The Directors may from time to time fix the quorum for meetings of directors, but unless so fixed a majority of the Directors shall constitute a quorum and~~, to the extent required by the laws governing the Corporation,~~ no business shall be transacted unless a majority of the Directors present are resident Canadians.

SECTION 2.05. REMUNERATION

Each Director may be paid such fees as may be fixed by the directors, and any such remuneration shall be in addition to any salary a Director may receive as an officer or employee of the Corporation.

SECTION 2.06. CHAIRMAN

Subject to the provisions of any resolution of the Directors, the Chairman of the Board of Directors or, in his absence, a Deputy Chairman or, in his absence, the Chairman of the Executive Committee, or in his absence, the President shall preside at all meetings of the directors. If all of the foregoing officers be absent, the Directors present may choose a chairman from among their number. The chairman at any meeting of Directors may vote as a director and in case of an equality of votes the chairman shall have a casting vote in addition to the vote to which he is entitled as a Director.

~~SECTION 2.07. PARTICIPATION~~

~~Subject to the laws governing the Corporation, any director may participate at any meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other. In the case of any such participation at any such meeting, each such director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.~~

PART III

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

SECTION 3.01. INDEMNIFICATION OF DIRECTORS ~~AND~~, OFFICERS AND OTHERS

Subject to the ~~limitations contained in the Canada Business Corporations Act, each director and officer of the Corporation, each~~ *Canada Business Corporations Act*, the Corporation shall indemnify a Director or an officer, a former Director ~~and former officer of the Corporation and each person~~or officer, or another individual who acts or ~~has~~ acted at the Corporation's request as a director or officer~~ of a body corporate of which the Corporation is or was a shareholder or creditor, and each of~~, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives ~~shall at all times be indemnified and saved harmless by the Corporation from and~~, against~~a)any liability and~~ all costs, charges and expenses, including ~~any~~an amount paid to settle an action or satisfy a judgment, reasonably incurred by ~~any of them~~the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and (b) in the case of a criminal or administrative action or proceeding ~~to which any of them is made a party, or which is proposed or commenced against any of them, by reason of being or having been a director or officer of the Corporation or of such body corporate, andb) all other~~that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses ~~personally sustained or incurred by any of them in respect of the execution of the duties of such office or the affairs of the Corporation or such body corporate.~~of a proceeding referred to this Section. The individual shall repay the moneys if the individual does not fulfil the conditions of this Section.

POWER FINANCIAL CORPORATION

ENHANCED MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ANNUAL REPORT 2003

Power Financial Corporation prepared and filed Management's Discussion and Analysis of Operating Results (MD&A) for its financial year ended December 31, 2003, dated April 2, 2004, in accordance with applicable requirements (the prior MD&A for 2003). On March 30, 2004, National Instrument 51-102 – *Continuous Disclosure Obligations* of the Canadian Securities Administrator (Instrument) came into force. Among other things, the Instrument provided for enhanced disclosure obligations for issuers, including Power Financial Corporation. Although the enhanced disclosure requirements do not apply to MD&As pertaining to fiscal year ending December 31, 2003, Power Financial Corporation has determined to provide the additional disclosure under these new requirements for the MD&A in respect of its fiscal year ended December 31, 2003, to provide enhanced disclosure and as a convenience for investors when they review the MD&A for interim periods in 2004. Accordingly, the enhanced MD&A for the financial year of Power Financial Corporation ended December 31, 2003, herein includes the prior MD&A for 2003 and in addition enhanced disclosure pursuant to the Instrument which has been included, for ease of reference, at pages 115-a to 115-d. Except for the addition of these pages, the prior MD&A for 2003 is unchanged.

POWER FINANCIAL
CORPORATION

This section of the annual report is a discussion and analysis of Power Financial Corporation's (Power Financial or the Corporation) financial condition, results of operations and cash flows for the year ended December 31, 2003. Additional information relating to Power Financial may be found on SEDAR at www.sedar.com. The 2004 Annual Information Form will be available in May, 2004.

CONTENTS

APRIL 2, 2004

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

OVERVIEW

Power Financial is a holding company which holds substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life, which was acquired in July 2003). In the United States, it operates through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life. All these operating companies are direct or indirect wholly owned subsidiaries of Lifeco.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of financial security advisors, through independent brokers, and through marketing agreements with other financial institutions.

Internationally, insurance and wealth management products and services are offered through Canada Life subsidiaries, mainly in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives and through partnerships with other financial institutions.

Great-West Life provides reinsurance through Canada Life and its subsidiaries, and through London Reinsurance Group (LRG), primarily in Canada, the United States and European niche markets.

As at December 31, 2003, Power Financial and Investors Group held 70.4 per cent and 4.2 per cent, respectively, of Lifeco's common equity, representing 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

INVESTORS GROUP INC.

Investors Group Inc., is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. The company's two operating units, Investors Group and Mackenzie Financial Corporation (Mackenzie), offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.

Investors Group, through a network of over 3,200 consultants nationwide, provides personal financial solutions to close to one million Canadians. Clients receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management with global operations in Winnipeg, Toronto, Montréal, Dublin and Hong Kong and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. At December 31, 2003, Mackenzie had more than $38 billion in assets under management and administration and more than one million clients. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.

As at December 31, 2003, Power Financial and Great-West Life held 56.0 per cent and 3.5 per cent, respectively, of Investors Group's common equity.

PARGESA

The Pargesa group has substantial holdings in a selected number of major companies based in Europe, participating in media and entertainment through Bertelsmann; oil, gas and chemicals through Total; energy, water and waste services through Suez; and specialty minerals through Imerys. Power Financial, through its wholly owned subsidiary Power Financial Europe B.V., and the Frère group each hold a 50 per cent interest in Parjointco N.V., which at the end of 2003 held a 54.4 per cent equity interest in Pargesa representing 61.4 per cent of the voting rights of the company. Pargesa is a public company and more information can be found in its annual report.

Lifeco, Great-West Life, London Life and Investors Group each publish an annual report. Pargesa will publish its 2003 annual report in April 2004. Copies of these annual reports are available from the Secretary of each of these companies or from the Secretary of Power Financial. Lifeco, Great-West Life, London Life and Investors Group are reporting issuers under Canadian securities legislation and accordingly file their financial statements, related management's discussion and analysis, and other disclosure documents on www.sedar.com. Pargesa is a publicly traded company in Switzerland and publishes its financial results in accordance with Swiss legal requirements.

MAJOR DEVELOPMENTS

The major development affecting the Corporation in 2003 was the acquisition on July 10 by Lifeco of Canada Life Financial Corporation (CLFC), the parent company of Canada Life. Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, Great-West Life. CLFC is now a subsidiary of Great-West Life.

The consideration paid by Lifeco for the acquisition consisted of cash, and common and preferred shares of Lifeco.

In support of the transaction, on July 10, 2003 Power Financial and Investors Group invested $800 million and $100 million, respectively, in treasury common shares of Lifeco, through private placements. Prior to the transaction, Power Financial also purchased common shares of Lifeco and CLFC on the open market. The shares of CLFC were subsequently tendered into the acquisition, and Power Financial received common shares and preferred shares of Lifeco, as well as cash. At the end of December 2003, Power Financial's and Investors Group's equity interests in Lifeco stood at 70.4 per cent and 4.2 per cent, respectively, as already mentioned, compared with 78.5 per cent and 4.4 per cent, respectively, at the end of 2002. This decrease in ownership interest in Lifeco generated a significant dilution gain, as explained further in this report.

RESULTS OF POWER FINANCIAL CORPORATION

GENERAL This section is an overview of the results of Power Financial. To facilitate the presentation, discussion and analysis are based on condensed supplementary financial statements prepared by Power Financial's management, as in prior years. In these supplementary financial statements, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation, net earnings are, as in previous years, subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as other income.

Management uses these performance measures in its analysis of the ongoing financial performance of the Corporation and believes that such a presentation, which has been used for many years, provides additional meaningful information to the readers in their analysis of the Corporation's results. "Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the year-over-year comparison of results from operations difficult, including the Corporation's share of specific items identified by Lifeco and Investors Group as well as any non-operating earnings of Pargesa.

Operating earnings and operating earnings per share, as described above, are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided, further in this section, a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

INCLUSION OF PARGESA'S RESULTS

Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP. These adjustments consist, among other things, of eliminating the effect of amortization of goodwill.

Contribution from the European affiliate to Power Financial's earnings is based on an economic (flow-through) presentation of Pargesa's results. Pursuant to this presentation, Power Financial's share of non-operating income of Pargesa, adjusted, if necessary, as described above, is included as part of "other income" in the Corporation's financial statements.

EARNINGS SUMMARY

CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003		2002		
	TOTAL [1]	PER SHARE	TOTAL [1]	PER SHARE	% CHANGE
Contribution from subsidiaries and affiliate to operating earnings	1,294		1,087		
Results from corporate activities	(33)		(13)		
Operating earnings	1,261	3.43	1,074	2.97	15.5
Other income	762	2.19	(86)	(0.25)	
Net earnings	2,023	5.62	988	2.72	

[1] Before dividends on preferred shares, which amounted to $67 million in 2003 [$45 million in 2002].

OPERATING EARNINGS

Operating earnings of Power Financial for 2003 were $1,261 million or $3.43 per share, compared with $1,074 million or $2.97 per share in 2002. This represents a 15.5 per cent increase on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE — The contribution from Power Financial's subsidiaries and affiliate to operating earnings totalled $1,294 million in 2003, as against $1,087 million in 2002, an increase of $207 million or 19 per cent. This reflects primarily an increase in the contribution from Lifeco, as well as Investors Group and Parjointco.

The contribution from Lifeco to Power Financial's operating earnings grew from $719 million in 2002 to $894 million in 2003. Earnings per share of Lifeco increased by 18 per cent in 2003, before the impact of the restructuring charges incurred in connection with the acquisition of Canada Life (whose results have been included from July 10, 2003; see Note 16 to the financial statements). The increase also includes the additional contribution provided by the shares of Lifeco acquired during the year, primarily in connection with the private placements described earlier herein.

Investors Group contributed $312 million to operating earnings in 2003, compared with $288 million in 2002, reflecting an increase of 8.6 per cent in Investors Group's earnings per share, excluding the impact in 2003 of the reversal of a provision for restructuring costs, of an increase in the future income tax liability related to intangible assets, and of the dilution gain recorded by Investors Group in connection with the Canada Life transaction.

Parjointco, which holds Power Financial's interest in Pargesa, contributed $88 million to the Corporation's operating earnings in 2003, as against $80 million in 2002. The impact of the reversal of goodwill amortization expense included in Pargesa's results represented approximately $0.11 per share in 2003 and $0.10 in 2002. These adjustments relate primarily to Pargesa's indirect share of goodwill amortization recorded by Bertelsmann.

Readers are referred to the sections on Lifeco, Investors Group and Pargesa in this report for further discussion of the operating results of these entities.

RESULTS FROM CORPORATE ACTIVITIES, which represent the contribution of Power Financial to operating earnings, were a charge of $33 million in 2003, compared with a charge of $13 million in 2002. Corporate results include income from investments, interest and operating expenses, depreciation and income taxes.

The variance in results from corporate activities is primarily due to an increase in interest expense as a result of the issuance, in March 2003, of the $250 million debentures and an increase in operating expenses, partly offset by higher income from investments resulting from a higher average cash balance and rates of return in 2003, compared with 2002.

Preferred share dividends, which are included for the purpose of calculating operating earnings per share, were $67 million in 2003, as against $45 million in 2002. This increase reflects the impact of the issuance by Power Financial of Series F, First Preferred Shares in July 2002, Series H in December 2002, and Series I and J in March 2003, net of the redemption of the Corporation's Series B, First Preferred Shares in May 2003.

OTHER INCOME

Other income amounted to $762 million or $2.19 per share in 2003, compared with a charge of $86 million or $0.25 per share in 2002.

Other income in 2003 consisted primarily of a net dilution gain of $888 million (calculated on an equity basis) recorded in connection with the acquisition of CLFC by Lifeco, as a consequence of the net decrease of Power Financial's equity ownership in Lifeco due to the issuance of common shares to third parties at a price which was significantly higher than Lifeco's book value per share.

Also included in other income are:

- Power Financial's share of after-tax restructuring charges recorded by Lifeco in 2003 in connection with the acquisition of CLFC;
- Power Financial's share of special items recorded by Investors Group. In 2003, Investors Group recorded (i) a partial reversal, for an amount of $16 million after tax ($25 million before tax) of the provision for restructuring costs that was recorded in 2001 in connection with the acquisition of Mackenzie, and (ii) a charge of $25 million arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets;
- the Corporation's share of non-operating earnings derived from Pargesa; and
- other non-recurring items recorded at Power Financial, consisting principally of an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by subsidiaries, as previously disclosed in the interim report for the third quarter of 2003.

Other income in 2002 consisted primarily of Power Financial's share of non-operating items recorded within the Pargesa group and, in particular, the impact of the €1.3 billion reduction recorded by Bertelsmann in the carrying value of its investment in Zomba.

NET EARNINGS

Net earnings, which include operating earnings and other income, were $2,023 million or $5.62 per share in 2003, compared with $988 million or $2.72 per share in 2002.

RECONCILIATION WITH FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003
[IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]

	OPERATING EARNINGS	OTHER INCOME	TOTAL
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,698		2,698
Share of earnings of affiliate	88		88
Earnings before other income, income taxes and non-controlling interests	2,786		2,786
Other income		783	783
Earnings before income taxes and non-controlling interests	2,786	783	3,569
Income taxes	827	23	850
Non-controlling interests	698	(2)	696
Net earnings	**1,261**	**762**	**2,023**
Preferred share dividends	(67)		(67)
Attributable to common shareholders	1,194	762	1,956
Per share	**3.43**	**2.19**	**5.62**

FOR THE YEAR ENDED DECEMBER 31, 2002
[IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]

	OPERATING EARNINGS	OTHER INCOME	TOTAL
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,203		2,203
Share of earnings of affiliate	80		80
Earnings before other income, income taxes and non-controlling interests	2,283		2,283
Other income		(85)	(85)
Earnings before income taxes and non-controlling interests	2,283	(85)	2,198
Income taxes	749		749
Non-controlling interests	460	1	461
Net earnings	**1,074**	**(86)**	**988**
Preferred share dividends	(45)		(45)
Attributable to common shareholders	1,029	(86)	943
Per share	**2.97**	**(0.25)**	**2.72**

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002	2003	2002
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Cash and cash equivalents	3,646	2,437	215	753
Investments	81,060	51,119	8,577	6,392
Other assets	21,254	14,763	79	62
Total	105,960	68,319	8,871	7,207
Actuarial liabilities	66,999	44,508		
Other liabilities	19,668	10,022	334	202
Long-term debt	4,198	2,313	400	150
	90,865	56,843	734	352
Non-controlling interests	6,958	4,621		
Shareholders' equity				
Preferred shares	1,250	1,050	1,250	1,050
Common shareholders' equity	6,887	5,805	6,887	5,805
Total	105,960	68,319	8,871	7,207
Consolidated assets and assets under administration	242,333	172,815		

[1] Condensed supplementary balance sheet with Lifeco and Investors Group accounted for using the equity method.

CONSOLIDATED BASIS

The variance of $38 billion in total assets in 2003 is primarily due to the impact of the acquisition of Canada Life by Lifeco, including related goodwill and intangible assets, for $5 billion.

Long-term debt increased from $2,313 million to $4,198 million on a consolidated basis, reflecting in particular (i) the inclusion of Canada Life long-term debt, and (ii) the impact of additional long-term debt resulting from the new financings made by Lifeco, Investors Group and Power Financial in 2003, net of repayments of $403 million.

The variance in non-controlling interests reflects in particular the issuance of preferred shares by Lifeco, net of redemptions of existing preferred shares, and the increase in non-controlling interests resulting from the decrease in Power Financial's ownership in Lifeco.

Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, compared with $36 billion in 2002; the increase in 2003 includes the impact of the acquisition of Canada Life, which added $24 billion in segregated fund assets. Investors Group's mutual fund assets at market value, including those of Mackenzie, were $75 billion in 2003 and $68 billion in 2002.

For more details about Lifeco's and Investors Group's assets and liabilities, readers are referred to the corresponding subsections of this MD&A, as well as to the Notes to the Corporation's financial statements.

EQUITY BASIS

Under this presentation, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial as the parent company to assets and liabilities.

CASH AND CASH EQUIVALENTS held by Power Financial amounted to $215 million at the end of 2003, compared with $753 million at the end of 2002. The decrease reflects primarily the impact of the investment in Lifeco common shares, partly offset by the net proceeds from new financings made in 2003. In aggregate, Power Financial invested $1,021 million in common shares of Lifeco, including $800 million through private placement (excluding the $100 million investment made by Investors Group).

These investments were financed from existing cash as well as from the proceeds of the issue by the Corporation in March 2003 of $250 million of 30-year debentures, and of $200 million of Series I (perpetual) and $150 million of Series J (10-year soft-retractable) preferred shares. In addition, in May 2003, the Corporation redeemed its outstanding Series B, First Preferred Shares for an aggregate cash consideration of $153 million, including $3 million in accrued dividends.

In the course of managing its own cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation enters into currency-hedging transactions from time to time with highly rated financial institutions. At December 31, 2003, 98 per cent of the $215 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

INVESTMENTS represent principally the carrying value of Power Financial's investments in Lifeco, Investors Group and Parjointco. The carrying value of the Corporation's investments in its subsidiaries and affiliate increased by $2,185 million in 2003. This increase primarily reflects:

[i] the investments made by the Corporation in common shares of Lifeco;

[ii] the impact of the dilution gain recorded in connection with the acquisition of CLFC by Lifeco;

[iii] Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received; and

[iv] the net negative variation in foreign currency translation adjustments, related principally to the Corporation's indirect investments in GWL&A and Pargesa. At the end of 2003, the Swiss franc and the U.S. dollar exchange rates were 9 and 18 per cent lower, respectively, than at the end of 2002.

LONG-TERM DEBT issued by Power Financial amounted to $400 million at the end of 2003, compared with $150 million a year earlier, as a result of the issuance in March 2003 of the $250 million 6.90% 30-year debentures.

CASH FLOWS

CONSOLIDATED CASH FLOWS

On a consolidated basis, cash and cash equivalents increased from $2.4 billion to $3.6 billion in 2003.

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash flow from operating activities	2,534	1,752
Cash flow from financing activities	747	(936)
Cash flow from investing activities	(2,072)	(499)
Increase in cash and cash equivalents	1,209	317
Cash and cash equivalents, beginning of year	2,437	2,120
Cash and cash equivalents, end of year	3,646	2,437

Cash flows from operating activities in 2003 reflect in particular the inclusion of Canada Life operations since July 10, 2003.

Included in cash flows from financing activities are dividends paid and the proceeds from the various financings (excluding shares issued to CLFC shareholders), net of repayments or redemptions of debt and preferred shares. In 2003, this included:

- proceeds from the issuance in March by Power Financial of preferred shares, Series I and J, and long-term debt for an aggregate amount of $600 million, net of $150 million representing the cash consideration paid by Power Financial in connection with the redemption of First Preferred Shares, Series B;
- proceeds from the issuance by Lifeco of $1,196 million of long-term debt, net of debt repayments for $128 million, and redemption of preferred shares for $102 million; and
- proceeds from the issuance by Investors Group of $300 million of long-term debt, net of repayments for $275 million.

Cash flows from investing activities included in 2003 the cash effect of the acquisition of Canada Life by Lifeco, for a net amount of $1,826 million.

CORPORATE CASH FLOWS

Corporate cash flows represent cash flows of Power Financial when Lifeco and Investors Group are accounted for on an equity basis.

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco, which is also a holding company, in turn depends on sufficient funds received from its principal subsidiaries, which are subject to restrictions set out in relevant insurance and corporate laws and regulations which require that certain solvency and capital standards be maintained. Certain operations of Investors Group also have to comply with liquidity requirements established by regulatory authorities.

FOR THE YEARS ENDED DECEMBER 31 [PER SHARE]		2003	2002
	CURRENT ANNUALIZED DIVIDEND[1]	DIVIDEND	DIVIDEND
Great-West Lifeco Inc. [C$]	1.29	1.125	0.945
Investors Group Inc. [C$]	1.10	0.99	0.86
Pargesa Holding S.A. – bearer share [SF]	92	86	80

[1] Lifeco and Investors Group: based on quarterly dividends declared in January 2004.
Pargesa dividend to be approved at its May 2004 Annual General Meeting.

In 2003, dividends declared on the Corporation's common shares amounted to $1.205 per share, compared with $1.040 per share in 2002, an increase of 16 per cent. The holders of common shares of the Corporation benefited from increased dividends from the subsidiaries and affiliate.

SHAREHOLDERS' EQUITY

Shareholders' equity at the end of 2003 was $8,137 million, compared with $6,855 million at the end of 2002.

The increase in shareholders' equity is primarily due to:

- a net increase of $200 million in preferred shares outstanding, including gross proceeds from the issuance of Series I and J First Preferred Shares in March 2003 for an aggregate $350 million, less $150 million of Series B, First Preferred Shares which were redeemed in May 2003;
- a $1,526 million increase in retained earnings; and
- a $452 million negative net variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in GWL&A and Pargesa, as well as to the cross-currency swap in connection with the $150 million debentures.

At the end of 2003, eight distinct series of first preferred shares were outstanding, for an aggregate amount of $1,250 million. Series A, D, E, F, H, and I are perpetual preferred shares, representing an aggregate amount of $950 million (of which $850 million are non-cumulative). Each of these series is redeemable in whole or in part at the option of the Corporation from specific dates. The balance of $300 million are non-perpetual preferred shares, which are non-cumulative. For more details about the preferred shares issued by Power Financial, readers are referred to Note 12 to the financial statements.

Excluding first preferred shares, common shareholders' equity amounted to $6.9 billion at year-end 2003, compared with $5.8 billion at year-end 2002. Book value per common share was $19.77 at the end of 2003, compared with $16.73 a year earlier.

In 2003, the Corporation issued 1,560,000 common shares (2002 – 155,000) under the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $8 million (2002 – $1 million).

RATINGS OF THE CORPORATION

AS AT DECEMBER 31, 2003	DOMINION BOND RATING SERVICE	STANDARD & POOR'S RATINGS SERVICE[1]
Senior debentures	A [high]	A+
Preferred shares		
Cumulative	Pfd 2 [high]	Canadian scale P1 [low] Global scale A–
Non-cumulative	Pfd 2 [high] n	Canadian scale P1 [low] Global scale A–

[1] Ratings are on a negative outlook.

In February 2003, at the time the proposed acquisition of CLFC by Lifeco was initially announced, both Dominion Bond Rating Service (DBRS) and Standard & Poor's Ratings Service (S&P) issued press releases in which they announced that they proposed changes to the ratings of Power Financial upon the closing of the acquisition. Following the closing, on July 10, 2003, DBRS lowered its ratings by one notch, with a stable trend. S&P lowered all of the ratings which had been placed on "Credit Watch" in February 2003 by one notch. At the same time, S&P removed these ratings from "Credit Watch". S&P has assigned a counterparty credit rating of A+ and given its ratings a "negative outlook".

Readers are referred to the respective sections concerning Lifeco and Investors Group for more information on the ratings of these companies.

NEW ACCOUNTING POLICIES

- *Costs associated with exit and disposal activities*

In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. Please refer to Note 16 for the impact of this standard on the financial statements of the Corporation.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada (GAAP) requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major critical accounting policies and related judgments underlying the Corporation's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Corporation's businesses and operations.

(The Corporation's general policies are described in detail in Note 1 of the Consolidated Financial Statements.)

ACTUARIAL LIABILITIES Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

(Additional details regarding these adjustments and estimations can be found in Note 8 of the Consolidated Financial Statements.)

INCOME TAXES The Corporation has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefits. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

EMPLOYEE FUTURE BENEFITS Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

(These estimates are discussed in Note 17 of the Consolidated Financial Statements.)

FUTURE ACCOUNTING CHANGES

- Stock-based compensation and other stock-based payments

Effective January 1, 2004, *CICA Handbook* – Section 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously, the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees. On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees. The impact of adopting the new recommendations in the Corporation's consolidated financial statements will not be material.

- Hedging relationships

Accounting Guideline 13 – Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of income. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges, even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation has reassessed its hedging relationships as at January 1, 2004 and has determined that the impact of adopting the new recommendation will not be material.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the financial statements.

- Derivative financial instruments

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

Transactions using derivative products may be implemented for hedging purposes, for asset/liability, interest rate, equity market price or foreign currency exchange management, or to synthetically replicate an investment for those situations where it is deemed to be more effective from a cost and flexibility perspective to do so, as compared to directly investing in a particular type of investment.

The Corporation and its subsidiaries have each established strict operating policies and processes, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships; and
- monitoring of the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of these companies.

Derivative financial instruments used by the Corporation and its subsidiaries include in particular:

- interest-rate swaps and swaptions;
- equity index swaps and futures;
- forward sales contracts;
- equity options;
- currency options;
- cross-currency swaps;
- foreign exchange forward contracts; and
- credit derivatives.

As at December 31, 2003, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $9,723 million (2002 - $7,419 million), with a maximum credit risk and a total fair value of $465 million and $283 million respectively (2002 - $130 million and $(86) million). Maximum credit risk represents the current market value of the instruments which were in a gain position only; total fair value represents the total net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Note 1 to the financial statements for more details on the type of derivative financial instruments used by the Corporation and the related hedging strategies.

- Securitizations

In the ordinary course of business, Investors Group enters into securitization transactions which serve as a source of funding for a variety of lending transactions. More specifically, Investors Group periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. Investors Group retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. Investors Group also transfers NHA-insured mortgages through the issuance of mortgaged-backed securities.

During the course of the year, Investors Group securitized principal amounts of $128 million, recognizing a net gain of $1 million on these transactions. As at December 31, 2003, the total value of securitized loans amounted to $669 million, while Investors Group's retained interests in these assets had a fair value of approximately $13 million.

- Guarantees

In the normal course of operations, the Corporation and its subsidiaries may enter into agreements which may contain features that meet the definition of a guarantee, and while the maximum amount of the guarantee cannot always be determined given the nature of the future events which may or may not occur, any such arrangements that are material have been previously disclosed by the Corporation.

- Commitments

SYNDICATED LETTERS OF CREDIT For certain types of reinsurance business written in the United States, clients are required, pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under the reinsurance contracts. At December 31, 2003, LRG had syndicated letters of credit facilities in place providing US$1,100 million of capacity. For more details on these syndicated letters of credit (which meet the definition of guarantees under AcG-14), please refer to Note 23 to the financial statements.

CROWN LIFE ACQUISITION AGREEMENTS As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

- Transactions with related parties

In the normal course of business Power Financial has access to facilities and properties held by its parent company, Power Corporation. Power Financial also shares administrative services and human resources with Power Corporation. Power Financial bears its share of the associated costs.

SUBSEQUENT EVENTS

- On January 14, 2004, Lifeco announced that Jefferson-Pilot Corporation had agreed to purchase the U.S. group business of its indirect subsidiary, Canada Life, subject to regulatory approvals. The Canada Life U.S. group business consists of group life, disability and dental insurance, and represents approximately US$340 million in annual premium (see also page 92).

- On February 25, 2004, Investors Group announced that it had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either (i) $1.95 in cash, or (ii) $0.975 in cash and 0.02973 of a common share of Investors Group Inc. for each IPC common share. Shareholders owning or controlling 54 per cent of IPC's outstanding shares have agreed to irrevocably support the transaction. IPC, which was founded in 1996, is the fifth largest financial planning organization in Canada, with $7.1 billion of client assets under management and administration including $1.2 billion of mutual fund assets under management. It serves the financial needs of Canadians through over 600 financial advisors. IPC will be operated as a separate entity and will be managed by its current leadership team. Subject to regulatory and shareholder approval, the transaction is expected to be completed in May 2004.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

[IN MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE AMOUNTS]	2003	2002	% CHANGE
FOR THE YEARS ENDED DECEMBER 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	12,441	11,187	11
Self-funded premium equivalents [ASO contracts] [1]	8,218	9,564	(14)
Segregated fund deposits: [1]			
Individual products	3,034	2,293	32
Group products	4,510	4,382	3
Total premiums and deposits	28,203	27,426	3
Bulk reinsurance – initial ceded premiums [2]	(5,372)	–	
Net premiums and deposits	22,831	27,426	
Fee and other income	1,831	1,807	1
Paid or credited to policyholders [2]	8,346	12,593	(34)
Net income attributable to:			
Preferred shareholders	41	31	32
Common shareholders before restructuring costs	1,215	931	31
Restructuring costs [3]	20	–	
Common shareholders	1,195	931	28
PER COMMON SHARE			
Basic earnings before restructuring costs	2.998	2.530	18
Restructuring costs after tax [3]	0.048	–	
Basic earnings after restructuring costs	2.950	2.530	17
Dividends paid	1.125	0.945	19
Book value per common share	16.72	11.68	43
RETURN ON COMMON SHAREHOLDERS' EQUITY			
Net income before restructuring costs	20.7%	22.9%	
Net income	20.4%	22.9%	
AT DECEMBER 31			
Total assets	97,451	60,071	62
Segregated fund assets [1]	61,699	36,048	71
Total assets under administration	159,150	96,119	66
Capital stock and surplus	8,590	4,708	82

[1] Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

[2] During 2003, as part of a risk-rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West Life and GWL&A with third parties. Premiums related to the initial cession of in-force policy liabilities were $5,372 million.

[3] Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 million after tax or $0.048 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures.

HIGHLIGHTS OF OPERATING RESULTS

For the year ended December 31, 2003, net income attributable to common shareholders, excluding restructuring costs, was $1,215 million, an increase of 31 per cent, compared with $931 million for 2002, or $2.998 per common share, an increase of 18.5 per cent, compared with $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for 2003. The results of CLFC are included from July 10, 2003.

Total premiums and deposits, before deduction of initial ceded premiums of $5.4 billion related to bulk reinsurance of a block of in-force liabilities, increased 3 per cent overall. Within this result, risk-based products were up 11 per cent over 2002, and fee-based products down 3 per cent. Fee and other income was up 1 per cent from 2002.

SOURCE OF NET INCOME

Consolidated net income of Lifeco consists of the net operating earnings of Great-West Life and GWL&A, including Canada Life from the date of acquisition, together with Lifeco's corporate results.

Lifeco's major reportable segments are:

- CANADA/EUROPE made up of the Canada/Europe operations of Great-West Life, including London Life and Canada Life, as well as applicable allocations of Lifeco corporate activities.
- UNITED STATES made up of the operations of GWL&A and the United States branch business of Great-West Life, including the United States business of Canada Life, as well as any applicable allocations of Lifeco corporate activities.
- LIFECO CORPORATE made up of the holding company activities of Lifeco not associated with the major business units.

The following table shows the net income attributable to common shareholders by Lifeco's major reportable segments:

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002	% CHANGE
CANADA/EUROPE SEGMENT			
Total business units	693	461	50
Allocation of Lifeco corporate	(64)	(20)	
Total Canada/Europe segment	629	441	43
UNITED STATES SEGMENT			
Total business units	375	321	17
Foreign exchange translation	218	169	
Total U.S. segment	593	490	21
LIFECO CORPORATE			
Total holding company	(7)	–	
Restructuring costs	(20)	–	
Total Lifeco corporate	(27)	–	
TOTAL LIFECO	1,195	931	28

CANADA/EUROPE

The operations of the Canada/Europe segment of Lifeco are presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life and Canada Life:

- GROUP INSURANCE life, health, disability, and creditor insurance products for group clients.
- INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients.
- EUROPE/REINSURANCE insurance and wealth management products for both group and individual clients in Europe, as well as reinsurance and retrocession business primarily in Canada, the United States and Europe niche markets.
- CORPORATE business activities and operations not associated with the major business units of Canada/ Europe operations.

Canada/Europe net earnings of Lifeco attributable to common shareholders for 2003 were $629 million, compared with $441 million for 2002.

The 2003 earnings result was due to both strong operating earnings for Great-West Life and London Life, as well as the inclusion of Canada/Europe results of CLFC from the date of acquisition, which represents earnings of approximately $124 million, net of related financing costs.

Total assets under administration for Canada/Europe more than doubled to over $112.1 billion, including $49.8 billion attributable to the inclusion of Canada Life.

PREMIUMS AND DEPOSITS – CANADA/EUROPE OPERATIONS

YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002		2003	2002	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Group Insurance	4,103	3,575	15	323	319	1
Individual Operations						
Life insurance	1,942	1,655	17	140	108	30
Living benefits	153	127	20	34	24	42
Retirement & Investment Services	3,856	3,086	25	3,218	2,992	8
Europe/Reinsurance	5,816	3,922	48	5,185	3,922	32
Total premiums and deposits	15,870	12,365	28	8,900	7,365	21
Bulk Reinsurance	(2,716)	–	–			
Net premiums and deposits	13,154	12,365	6			

GROUP INSURANCE Total premiums, which include claims from Administrative Services Only (ASO) clients, were up 15 per cent to $4.1 billion in 2003. The growth was driven by continued strong persistency, slightly improved sales results, and rate adjustments to account for health care inflation. Sales results were up a modest 1 per cent overall. While sales emerging from new clients were up significantly, the sales of benefit plan improvements from existing clients deteriorated, reflecting a general industry trend in 2003. Notwithstanding this, sales in the target small- and mid-sized case market increased 8 per cent overall.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS Individual life insurance sales, measured by annualized premium, increased by 30 per cent to $140 million in 2003, while revenue premium exceeded $1.9 billion. Sales of participating policies increased 19 per cent in 2003 and continued strong in the age 50+ wealth management market.

Total sales of disability income products and critical illness insurance increased by 42 per cent in 2003, for a total of $34 million in new annualized premium.

RETIREMENT & INVESTMENT SERVICES The Division experienced increased sales in 2003. Sales results reflected both the acquisition of Canada Life and difficult market conditions during the first half of the year, particularly in the retail segregated funds area.

Individual retail segregated funds grew 40 per cent during 2003, or 14 per cent excluding Canada Life assets acquired during the year.

The company continued to generate positive net cash flows from retail segregated funds. This compares favourably with Investment Funds Institute of Canada (IFIC) members, which in total experienced negative cash flows in 2003.

In 2000, the company established Quadrus Investment Services (Quadrus) as a mutual fund dealer for *Freedom 55 Financial* and Great-West Life investment representatives. Mutual fund assets distributed by Quadrus licensed investment representatives increased 40 per cent over 2002, which included successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2003, sales of mutual funds through Quadrus increased 27 per cent.

EUROPE/REINSURANCE The Europe/Reinsurance Division is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Division consists of two distinct businesses: Europe, which comprises operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Total premiums of this new business unit of Lifeco were made up of insurance and wealth management premiums of $2.1 billion and reinsurance premiums of $3.7 billion.

BULK REINSURANCE The Group Insurance and Individual Insurance business units of Great-West Life and London Life entered into a bulk reinsurance agreement during the third quarter with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the third quarter Summary of Consolidated Statements of Earnings as a result of the transaction.

BULK REINSURANCE - CANADA/EUROPE

[IN MILLIONS OF DOLLARS]	GROUP INSURANCE	INDIVIDUAL INSURANCE	TOTAL
Premium income	(2,716)	–	(2,716)
Paid or credited to policyholders	(2,716)	–	(2,716)
Net income	–	–	–

UNITED STATES

The discussion of operating results is presented in terms of the major business units of GWL&A:

- GREAT-WEST HEALTHCARE health plans and life and disability insurance products for group clients.
- FINANCIAL SERVICES retirement savings products and services for public, private and non-profit employers, corporations and individuals, and life insurance products for individuals and businesses.
- CORPORATE business activities and operations not associated with the major business units of United States operations.

United States consolidated net income of Lifeco attributable to common shareholders for 2003 was $593 million, compared with $490 million for 2002.

The 2003 earnings result was primarily due to favourable morbidity in Great-West Healthcare (formerly called Employee Benefits) and the inclusion of the United States operations of CLFC from the date of acquisition, which represents approximately $45 million.

Total assets under administration in the United States increased 13 per cent to $47.1 billion, $9.7 billion attributable to the inclusion of Canada Life, somewhat offset by the change in foreign exchange translation rates.

PREMIUMS AND DEPOSITS – UNITED STATES OPERATIONS

YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002		2003	2002	
	PREMIUMS AND DEPOSITS		% CHANGE	SALES		% CHANGE
Healthcare						
Group life and health	7,842	9,786	(20)	891	1,176	(24)
Financial Services						
Individual Markets	1,000	1,147	(13)	283	545	(48)
Retirement Savings	3,491	4,128	(15)	1,811	1,452	25
Total premiums and deposits	12,333	15,061	(18)	2,985	3,173	(6)
Bulk Reinsurance	(2,656)	–	–			
Net premiums and deposits	9,677	15,061	(36)			

Excluding the changes in foreign exchange translation rates, total premiums and deposits in 2003 decreased 8 per cent, comprising a 10 per cent decrease for Great-West Healthcare and a 5 per cent decrease for Financial Services.

HEALTHCARE The 2003 premiums and deposits were US$5.6 billion, a decrease of US$0.6 billion from 2002, and fee income was US$606 million, a decrease of 8 per cent, both due to lower medical membership levels.

Subsequent to year-end, on January 14, 2004, the company announced the proposed sale of the Canada Life U.S. group life and health insurance business (excluding stop-loss) to Jefferson-Pilot Corporation, subject to regulatory approvals. This business represents approximately US$340 million in annual premium. The transaction should not have a significant impact on the financial results of Great-West Healthcare in 2004.

The total life and health block of business is composed of 1.9 million members at December 31, 2003, down from 2.2 million members a year ago.

FINANCIAL SERVICES Total premiums and deposits were US$3.2 billion in 2003, a decrease of US$0.2 billion from 2002.

Retirement participant accounts, including third-party administration and institutional accounts, increased 5 per cent in 2003, from 2,159,910 at December 31, 2002 to 2,265,713 at December 31, 2003. Although the segment experienced a decrease in one large case termination of 117,000 participant accounts in the first quarter of 2003, this was offset by growth from sales and increased participation in existing case sales during 2003.

In 2003, the company continued its efforts to partner with large financial institutions to provide individual term life insurance to the general population. At December 31, 2003, there were 116,739 policies in force, compared with 74,080 at December 31, 2002.

BULK REINSURANCE — The Great-West Healthcare business unit of GWL&A entered into a bulk reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written group health stop-loss and excess loss business. This agreement was retroactive to January 1, 2003. The Financial Services business unit of GWL&A entered into a reinsurance agreement during the third quarter of 2003 with another third-party reinsurer to cede a portion of guaranteed investment contracts. This second agreement was retroactive to April 1, 2003 and the following initial cession transactions were recorded in the third-quarter Summary of Consolidated Statements of Earnings as a result of these transactions:

BULK REINSURANCE - U.S.

[IN MILLIONS OF DOLLARS]	HEALTHCARE	FINANCIAL SERVICES	TOTAL
Premium income	(563)	(2,093)	(2,656)
Investment income	–	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	–	6	6
Net income	–	–	–

LIFECO CORPORATE

The Lifeco corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the company.

The operating results for Lifeco corporate were a charge of $27 million in 2003 (n/a for 2002) and are comprised mainly of restructuring costs related to the CLFC acquisition, U.S. withholding tax and Lifeco entity operating expenses.

- Restructuring costs: following the acquisition of CLFC on July 10, 2003, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before income tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, restructuring costs of $31 million pre-tax ($20 million after tax) have been included in net income attributable to shareholders' Lifeco corporate segment.
- U.S. withholding tax is incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and was $5 million in 2003.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED BALANCE SHEET

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Invested assets	83,116	51,551
Funds withheld by ceding insurers	4,142	4,786
Goodwill and intangible assets	6,663	1,687
Other assets	3,530	2,047
TOTAL ASSETS	97,451	60,071
Policy liabilities	71,498	48,296
Funds held under reinsurance contracts	4,655	–
Other liabilities	10,289	5,016
Non-controlling interests	2,418	2,051
Preferred shares	1,125	430
Common shareholders' equity	7,466	4,278
LIABILITIES, CAPITAL STOCK AND SURPLUS	97,451	60,071
SEGREGATED FUND ASSETS	61,699	36,048

Total assets and assets under administration were $159.2 billion at year-end 2003, an increase of $63.0 billion from 2002. Assets under administration include segregated funds of $61.7 billion at December 31, 2003, compared with $36.0 billion at the end of 2002, an increase of $25.7 billion, and general fund assets of $97.5 billion, an increase of $37.3 billion over 2002. This reflects in particular the impact of the acquisition of Canada Life, which added $33.9 billion in general fund assets and $24.2 billion in segregated fund assets in 2003. Excluding the impact of CLFC, assets under administration increased $4.9 billion or 5 per cent year-over-year.

Increase in goodwill and intangible assets results from the acquisition of CLFC.

Obligations to policyholders made up 83 per cent of total liabilities at the end of 2003 (91 per cent at year-end 2002). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

In 2003, Great-West Life, London Life and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term insurance basis, and group life, long-term disability and group annuity business on a co-insurance/funds withheld basis. In the consolidated balance sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 million and an increase for the same amount in funds held under reinsurance contracts.

During 2003, Lifeco paid dividends of $1.125 per common share, for a total amount of $459 million for the year. This represents a dividend payout ratio of 38.1 per cent of 2003 earnings (2002 – 37.4 per cent), and a 2003 dividend yield (dividends as a percentage of average high and low market prices) of 2.8 per cent (2002 – 2.6 per cent). Book value per common share was $16.72 at December 31, 2003, compared with $11.68 at December 31, 2002. Capital stock and surplus (excluding non-controlling interests) increased by $3.9 billion to $8.6 billion in 2003. On July 10, 2003, in connection with the acquisition of CLFC, Lifeco issued $2,102 million of common shares and $796 million of preferred shares to CLFC common shareholders, and $900 million of common shares from treasury to Power Financial and Investors Group via private placements, for a total of $3.8 billion. On September 30, 2003, Lifeco redeemed its Series C 7.75% Non-Cumulative First Preferred Shares for a total of $102 million. In 2003, Lifeco purchased a total amount of $155 million of its common shares under its normal course issuer bid. Total capital and surplus (including non-controlling interests) of $11.0 billion at December 31, 2003 was 12.7 per cent of total liabilities, compared with $6.8 billion or 12.7 per cent in 2002. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

The Office of The Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements and Great-West Life's ratio is 190 per cent, a very solid level for the industry (223 per cent at the end of 2002).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States, where the National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. GWL&A has estimated risk-based capital to be 375 per cent at December 31, 2003 (428 per cent at the end of 2002) after giving effect to the sale of the Canada Life U.S. group life and health business (see also page 92).

RATINGS OF LIFECO AND MAJOR SUBSIDIARIES

RATING AGENCY	MEASUREMENT	LIFECO	GREAT-WEST LIFE	LONDON LIFE	CANADA LIFE	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A [high]				
	Subordinated Debt				AA [low]	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Service*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

*Ratings are on a negative outlook.

All credit ratings of Lifeco and its major subsidiaries were reviewed during 2003.

ASSET QUALITY

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $234 million or 0.3 per cent of portfolio investments at December 31, 2003, compared with $139 million or 0.3 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2003 was $190 million, compared with $166 million at year-end 2002.

Lifeco's exposure to non-investment grade bonds was 2.3 per cent of the portfolio at the end of 2003, down slightly from 2.6 per cent at December 31, 2002.

CASH FLOWS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash flows relating to the following activities:		
Operations	2,098	1,394
Financing	1,390	(595)
Investment	(1,939)	(724)
Increase in cash and certificates of deposits	1,549	75
Cash and certificates of deposits, beginning of year	912	837
Cash and certificates of deposits, end of year	2,461	912

The increase in cash flows from operations for the twelve-month period is essentially attributable to the inclusion of CLFC results. Financing and investment activities were dominated by the cash components of the CLFC acquisition and the related issue of common shares and debentures, as well as the utilization of credit facilities.

RISK MANAGEMENT AND CONTROL PRACTICES

RISKS ASSOCIATED WITH POLICY LIABILITIES Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. The significant risks and related monitoring and control practices of Lifeco's operating companies are:

CLAIMS RISKS Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations.

PERSISTENCY (POLICY TERMINATION) RISK Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for certain long-term level premium products. Annual research studies support pricing and valuation assumptions for this persistency risk.

INVESTMENT-RELATED RISK Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Board of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment.

REINSURANCE RISK Products with mortality and morbidity risks have specific limits of retention approved by the Board of Directors on the recommendation of the Actuary. The company also takes advantage of financial risk transfer through reinsurance to enhance returns on capital. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

RISKS ASSOCIATED WITH INVESTED ASSETS The company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. Investment and Lending Policies, as well as Investment Procedures and Guidelines are approved annually by either the Board of Directors or a subcommittee of the Board of Directors. The significant risks associated with invested assets that the operating companies manage, monitor and control are outlined below.

INTEREST RATE RISK exists if asset and liability cash flows are not closely matched and interest rates change. For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Interest rate risk is also managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. For products with uncertain timing of benefit payments, investments are made in fixed-income assets with cash flows of shorter duration than the anticipated timing of the benefit payments.

CREDIT RISK It is company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

LIQUIDITY RISK The company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $48.0 billion in highly marketable securities.

FOREIGN EXCHANGE RISK Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

RISKS ASSOCIATED WITH THE INVESTMENT FUND BUSINESS — MARKET RISK The company's investment fund business is fee-based, with revenue and profitability based on the market value of the investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the company limits its risk exposure to any particular market.

INTEGRATION OF CANADA LIFE The acquisition of Canada Life has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. The anticipated benefits and synergies will depend in part on whether the operations of both organizations can be integrated in an efficient and effective manner. Speed and quality are two critical success factors for the integration. The company has made significant progress in integrating systems and processes in 2003, and in laying the groundwork for conversion of Canada Life. Lifeco is leveraging the combined expertise and experience of the Lifeco and Canada Life organizations to complete the integration and conversion by early 2005, and to ensure that quality customer service is maintained throughout this process.

OUTLOOK

With the acquisition of CLFC, management believes Lifeco and its subsidiaries are well positioned for a long-term earnings growth. Lifeco's subsidiaries remained tightly focused on their core markets and have plans in place to capitalize on the consolidation of CLFC with Great-West Life and GWL&A. In Canada, Lifeco's extensive distribution network and lower cost structure continues to position it to capitalize on developments in the market place. Lifeco's Europe/Reinsurance operations represent a strong diversified platform for growth with expanded products and services offering an increased market presence. In the United States, Lifeco has positioned itself to respond effectively to changes in the health care market place and expects its defined contribution plan and 401(k) business to continue to grow.

SUMMARIZED FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003	2002	% CHANGE
Net income attributable to common shareholders			
Excluding dilution gain, restructuring reversal and income tax charge [1]	534	491	8.6
Including dilution gain, restructuring reversal and income tax charge	539	491	9.8
Diluted earnings per share			
Excluding dilution gain, restructuring reversal and income tax charge [1]	2.01	1.85	8.6
Including dilution gain, restructuring reversal and income tax charge	2.03	1.85	9.7
Return on equity			
Excluding dilution gain, restructuring reversal and income tax charge [1]	18.9%	19.2%	
Including dilution gain, restructuring reversal and income tax charge	19.1%	19.2%	
Dividends per share	0.99	0.86	15.1
Book value per share	10.83	9.82	10.3
Mutual funds			
Investors Group			
Sales	4,021	4,916	(18.2)
Net sales [redemptions]	(839)	(109)	N/M
Assets under management	40,904	37,588	8.8
Mackenzie Financial Corporation			
Sales	5,282	5,998	(11.9)
Net sales [redemptions]	(69)	288	(124.1)
Assets under management	33,770	30,860	9.4
Combined mutual fund assets under management	74,674	68,448	9.1
Corporate assets	6,292	5,987	5.1
Insurance in force [face amount]	31,307	27,546	13.7
Securities operations assets under administration	5,785	4,938	17.2
Mortgages serviced	6,425	6,938	(7.4)
Deposits and certificates	729	709	2.9

[1] Refer to table on page 99 for a reconciliation of non-GAAP financial measures.

HIGHLIGHTS OF OPERATING RESULTS

Net income attributable to common shareholders for the year ended December 31, 2003, excluding the items noted below, was $533.5 million, compared with $491.1 million in 2002. Diluted earnings per share on this basis were $2.01, compared with $1.85 in 2002, an increase of 8.6 per cent. The figure in 2003 excludes:

- a dilution gain of $14.8 million, recorded in the third quarter, resulting from the reduction in Investors Group's percentage ownership of Lifeco related to the acquisition of CLFC;
- the reversal, in the fourth quarter, of $24.8 million ($15.6 million after tax) of restructuring costs related to the acquisition of Mackenzie; and
- a non-cash income tax charge of $24.8 million, recorded in the fourth quarter, arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets.

Including these items, net income attributable to common shareholders was $539.1 million or $2.03 per share in 2003. This compares with net income attributable to common shareholders of $491.1 million and earnings per share of $1.85 in 2002.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003		2002	
	NET INCOME	PER SHARE	NET INCOME	PER SHARE
Net income attributable to common shareholders, excluding the following items [non-GAAP results]	534	2.01	491	1.85
Dilution gain	15	0.05		
Restructuring reversal, net of tax	15	0.06		
Non-cash income tax charge	(25)	(0.09)		
Net income attributable to common shareholders [GAAP results]	539	2.03	491	1.85

The company's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other

Management of the company measures and evaluates the performance of these segments based on earnings before interest and taxes, as shown below:

CONDENSED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002	2003	2002	2003	2002	2003	2002
	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER		TOTAL	
Fee income	971	1,030	743	783			1,714	1,813
Net investment income and other	104	100	20	18	36	9	160	127
	1,075	1,130	763	801	36	9	1,874	1,940
Operating expenses								
Commissions	191	196	284	302			475	498
Non-commission	236	254	257	281	1		494	535
	427	450	541	583	1		969	1,033
Earnings before interest and taxes	648	680	222	218	35	9	905	907
Restructuring reversal							25	
Interest expense [1]							(86)	(80)
							844	827
Dilution gain							15	
Income before income taxes and discontinued operations							859	827
Income taxes [2]							299	317
Income before discontinued operations							560	510
Discontinued operations								2
Net income							560	512
Preferred dividends							21	21
Net income available to common shareholders							539	491
Net income, excluding dilution gain, restructuring reversal and income tax charge [non-GAAP financial measures]							534	491

[1] Interest expense represents the cost of financing the Mackenzie acquisition and totalled $86 million in 2003, compared with $80 million in 2002. During 2003, the company refinanced $275 million of the BA's related to the Mackenzie acquisition with a portion of the proceeds from the debentures issued in December 2002 and the two debentures issued in 2003. The refinancing resulted in an increase in the effective rate of interest on long-term debt related to the Mackenzie acquisition.

[2] The effective rate of tax was 34.8 per cent in 2003, compared with 38.4 per cent in 2002. The company benefited from statutory tax rate reductions, excluding Ontario, as well as other tax benefits, which were partly offset by the non-cash charge of $25 million related to future income tax liability on intangible assets with an indefinite life, as explained earlier. This charge increased the 2003 effective tax rate by 2.9 per cent.

Investors Group's core business provides a comprehensive range of financial and investment planning services to Canadians through its network of highly trained and well-supported consultants.

CONSULTANTS Investors Group distinguishes itself from its competition by offering personal, long-term financial planning to its clients. At the centre of this relationship is a national distribution network of highly skilled consultants working from 111 Financial Planning Centres across Canada. At the end of 2003, Investors Group had 3,223 consultants, compared with 3,324 in 2002. The percentage of consultants with more than four years' experience remained steady at 60.5 per cent, compared with 60.9 per cent a year earlier.

Investors Group is focused on growing its distribution network through the retention of existing consultants and the attraction of new industry professionals. Although the financial markets and the overall business environment improved in 2003, investor confidence was slow to recover. While this affected the recruitment efforts, retention levels improved in the second half of the year, and the consultant network grew in both the third and fourth quarters of 2003, the first consecutive quarters of growth since 1998.

Investors Group implemented a number of significant changes in 2003 designed to enhance the competitiveness of the product and service offering to its clients as well as changes aimed at providing greater value to consultants. These included:

- a comprehensive review and realignment of its pricing structure to enhance competitiveness;
- a realignment of its consultants' compensation and support to be more competitive, including a deferred compensation component designed to promote consultant retention;
- the introduction of *Symphony*™, as discussed further in this report;
- the enhancement of the Investors Group *Advantage*™ technology platform, which delivers additional flexibility, capability and productivity; and
- the introduction of *Solutions Banking*™ in June 2003, a suite of banking products and services through National Bank of Canada that expands Investors Group's financial planning-platform to include a greater proportion of its clients' balance sheets.

PRODUCTS AND SERVICES Investors Group is regarded as a leader in personal financial planning in Canada. This is achieved by delivering personal financial solutions tailored to each client's individual needs. Consultants recommend balanced, diversified and professionally managed portfolios that reflect the client's long-term goals and tolerance for risk.

In October 2003, Investors Group launched *Symphony*™, an enhanced strategic investment planning approach. *Symphony*™ is designed to help consultants build their business with a sophisticated investment discipline, backed by a process that provides a sound methodology for measuring a client's risk tolerance. Based on that assessment, consultants are able to provide appropriate risk-adjusted recommendations using Investors Group's extensive offering of funds. *Symphony*™ is a scientific and fully integrated approach to strategic investment planning support, which simplifies the asset allocation process and provides Investors Group with a high degree of competitive differentiation.

Consultants also look beyond investments to offer clients insurance products, banking services, mortgages and tax planning.

REVIEW OF SEGMENT OPERATING RESULTS

Investors Group earns revenue primarily from the management, administration and distribution of 147 Investors *Masterseries*™, partner and managed asset investment funds. This includes:

- management fees for advising and managing its mutual funds;
- fees charged to its mutual funds for administrative services, through certain of its subsidiaries, and trustee services, through Investors Group Trust Co. Ltd; and
- distribution fees charged to mutual fund account holders, which include redemption fees or back-end loads on mutual funds subject to a deferred sales charge.

Fee income is also earned from the distribution of insurance products, through I.G. Insurance Services Inc., and the provision of securities services through Investors Group Securities Inc. Additional revenue is derived from mortgage, banking and investment certificate operations.

Investors Group's earnings from operations before interest and taxes for the year ended December 31, 2003 were $648.5 million, compared with $680.5 million in 2002, as shown on the Condensed Statements of Income.

FEE INCOME To provide a stable level of fee income, Investors Group must continue to maintain high levels of mutual fund assets under management. Mutual fund assets under management totalled $40.9 billion at December 31, 2003, an increase of 8.8 per cent from $37.6 billion in 2002. The level of assets under management is influenced by four factors: sales, redemption rates, capital markets and relative investment performance.

For the year ended December 31, 2003, sales of Investors Group mutual funds through its consultant network were $4.02 billion, a decrease of 18.2 per cent from 2002. This compares to an overall industry decrease in mutual fund sales of 14.3 per cent. Mutual fund redemptions totalled $4.86 billion for the same period, a decrease of 3.3 per cent from $5.02 billion in 2002. Investors Group's redemption rate for long-term funds increased to 10.7 per cent in 2003 from 10.2 per cent in 2002, but remains well below the corresponding redemption rate of 14.1 per cent for all other members of IFIC. Net redemptions of Investors Group mutual funds were thus $839 million in 2003, compared with net redemptions of $109 million in 2002. Investment management services provided attractive levels of returns during the year as mutual fund assets increased by $4.2 billion or 11.1 per cent of opening assets due to market appreciation, consistent with overall industry growth. Overall, net change in assets was $3.3 billion in 2003.

In 2003, management fee income decreased by $46.0 million or 5.8 per cent to $741.4 million, reflecting a decline of 4.5 per cent in average daily mutual fund assets in 2003 compared with 2002.

Administration fees totalled $138.3 million in 2003, down 6.9 per cent from $148.6 million in 2002. Fees charged to the mutual funds for administrative services declined due to reductions in related expenses. Trustee fees declined due to reduced average mutual fund assets during the year.

Distribution fee income was $91.9 million in 2003, compared with $93.6 million in 2002. This decrease was due to lower redemption fee income consistent with the decline in redemptions subject to those fees. Overall, fee income totalled $971.6 million in 2003, compared with $1,029.6 million in 2002.

NET INVESTMENT INCOME AND OTHER includes interest and dividends earned on cash and cash equivalents, securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of earnings of Lifeco, as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt, but excludes interest expense on debt incurred to finance its acquisition of Mackenzie.

Net investment income and other totalled $104.0 million, an increase of 3.5 per cent from $100.5 million in 2002. The increase is due principally to the increase in Investors Group's share of earnings of Lifeco, offset in part by lower mortgage banking revenue.

OPERATING EXPENSES Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense in 2003 decreased by $4.0 million or 2.0 per cent, to $191.3 million, compared with $195.3 million in 2002. The decrease in commission expense was related to:

- lower average mutual fund assets under management resulting in lower asset retention bonus expense; and
- lower mutual fund sales in 2003.

Non-commission expenses declined $18.5 million to $235.8 million in 2003 from $254.3 million in the previous year and represents a decrease of 7.3 per cent. This decline was primarily due to:

- the impact of synergies related to the transition work completed with Mackenzie;
- management of discretionary expenses;
- improvements in productivity and the benefits derived from continued investment in technology;
- the decrease in average assets on which subadvisory fees are based; and
- reductions in consultant network support costs as a result of lower transactional activity levels and a smaller number of consultants during the year.

Management of the company continues to focus on expense reduction measures beyond the opportunities created by the transition activities. Investors Group has been able to gain these efficiencies and reduce expenses without affecting the quality of service provided to its clients and consultants.

Mackenzie is a multifaceted investment management and financial services corporation whose core business is the management and administration of mutual funds on behalf of Canadian investors and their financial advisors.

ASSET MANAGEMENT OPERATIONS As at December 31, 2003, more than one million clients held Mackenzie mutual funds and segregated funds. Total Mackenzie assets under management and administration increased 11.3 per cent during the year to amount to $38.3 billion.

In 2003, Mackenzie received eight awards at the Canadian Investment Awards Gala. Mackenzie has now been home to the "Analysts' Choice Fund Manager of the Year" award for five of the past six years. Industry recognition also came from the *Morningstar*™ fund-ranking service. In December, they reported that for the sixth consecutive month Mackenzie offered the most funds with a five-star rating.

PRODUCT DEVELOPMENT, SERVICE AND POSITIONING Mackenzie is a recognized product innovator in Canada and is constantly striving to develop better products that improve the after-tax return to investors. In recent years, Mackenzie has faced significant competition from structured yield products. Management is confident that it can meet these competitive market forces at lower costs for financial advisors and their clients.

In December 2003, Mackenzie filed a preliminary prospectus for Symmetry, a product which will be very competitive with the in-house wrap businesses developed by some distributors. Symmetry portfolios are constructed to meet each investor's unique profile using strategic asset allocation.

DEALER, TRUST AND ADMINISTRATIVE SERVICES MRS Group partners with independent financial advisors and their dealer firms to provide product and service solutions that increase their competitive advantage in the market place. MRS Group is composed of Multiple Retirement Services Inc., a mutual fund dealer, M.R.S. Trust Company, a federally regulated trust company, M.R.S. Securities Services Inc., an IDA member firm, and Winfund Software Corp., a developer and distributor of back-office software. These companies work together to support Canadian investment and mutual fund dealers and their financial advisors.

MRS Group services 900,000 registered and investment accounts. More than 9,500 independent financial advisors representing some 400 dealer firms across Canada choose MRS Group for their clients.

REVIEW OF SEGMENT OPERATING RESULTS

Mackenzie's earnings from operations before interest and taxes for the year ended December 31, 2003 were $221.4 million, compared with $217.9 million in 2002.

FEE AND NET INVESTMENT INCOME Mackenzie's mutual fund assets under management totalled $33.8 billion at December 31, 2003, an increase of 9.4 per cent from $30.9 billion at December 31, 2002. Market performance positively impacted mutual fund assets by $3.0 billion during the year. Sales of long-term funds (excluding money market and managed yield funds) were $4.0 billion in 2003, compared with $4.3 billion in 2002, a decline of 8.1 per cent. Net sales of long-term funds were $209 million in 2003, compared with $700 million in 2002.

Management fees were $554.7 million for the year ended December 31, 2003, a decrease of $37.9 million from $592.6 million in 2002. This decline is consistent with the 4.3 per cent decrease in Mackenzie's average mutual fund assets under management and the decline in the average management fee rate.

Administration fees include the following main components: operating expenses charged to funds, fees earned from administering certain Labour Sponsored Venture Capital Funds, and trustee and other administration fees generated from the MRS Group account administration business. Administration fees increased by $1.8 million to $148.5 million in 2003, compared with $146.7 million in 2002.

Distribution revenue, which represents fees earned on the redemption of mutual fund units sold on a deferred sales charge basis, decreased $4.7 million to $39.6 million from $44.3 million in the previous year, consistent with the decline in the redemption of mutual fund units that were subject to a redemption fee.

Net investment income and other represents the net interest margin from M.R.S. Trust's lending and deposit operations. Net investment income in 2003 was $19.9 million, an increase of $2.3 million from $17.6 million in 2002. The increase in the current year is attributed to a gain realized on the disposition of real estate held for sale.

OPERATING EXPENSES Commission expense, which represents the amortization of deferred selling commissions, decreased $11.5 million to $141.7 million from $153.2 million in 2002.

Trailer fees paid to dealers were $142.3 million in 2003, a decrease of $6.7 million from $149.0 million in the previous year. This decline is consistent with the overall decrease in Mackenzie's average mutual fund assets under management.

Non-commission expenses include costs incurred by Mackenzie in the administration, marketing and management of its mutual funds and all other expenses in the operation of its business. Non-commission expenses decreased $23.8 million to $257.3 million in 2003, from $281.1 million in the previous year. This decline was primarily due to:

- synergies related to the transition work with Investors Group;
- management of discretionary expenditures;
- lower distribution fees paid to a limited partnership, consistent with the decline in average assets financed by limited partnership vehicles; and
- reduction in subadvisory expenses due to the internalization of certain fund mandates and the renegotiation of a number of subadvisory agreements in 2002 and 2003.

Earnings before interest and taxes for Corporate and Other, the segment which represents net investment income earned on unallocated investments and other income, reflected higher levels of net investment income and other in 2003 compared to 2002. In addition, the figure for 2002 included a $12.2 million charge to income related to the writedown of the company's investments in mutual funds, in accordance with its accounting policy on securities.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

The company's on-balance sheet assets totalled $6.29 billion at December 31, 2003, compared with $5.99 billion at December 31, 2002.

CONDENSED BALANCE SHEETS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash and cash equivalents	969	771
Securities	106	156
Loans	528	549
Investment in affiliate	461	321
Deferred selling commissions	764	727
Other assets	334	337
Goodwill and intangible assets	3,130	3,126
Total assets	6,292	5,987
Deposits and certificates	729	709
Other liabilities	938	942
Long-term debt	1,404	1,386
Shareholders' equity	3,221	2,950
Preferred shares	360	360
Common shareholders' equity	2,861	2,590
Total liabilities and shareholders' equity	6,292	5,987

The company's holdings of securities were $106.2 million at December 31, 2003, a decrease of $50.0 million or 32.0 per cent from 2002. Securities currently represent 1.7 per cent of total assets as compared with 2.6 per cent at December 31, 2002. The market value of the company's portfolio at December 31, 2003 exceeded cost by $125.1 million, consistent with the prior year-end.

The company continually strives to ensure that its portfolio holdings are of the highest quality. To manage the market and credit risk associated with the securities portfolio, a Senior Management Investment Committee monitors and regularly reviews the company's portfolio and approves all purchases.

Loans, including mortgages and personal loans, decreased by $21.0 million to $528.0 million at December 31, 2003 and represent 8.4 per cent of total assets compared to 9.2 per cent in 2002. This decrease comprised $66.5 million in mortgages and personal loans related to the company's intermediary activities and an increase of $45.5 million in residential loans related to the company's mortgage banking operations.

At December 31, 2003, impaired loans totalled $2.2 million, unchanged from the prior year, and represented 0.40 per cent of the total loan portfolio, compared with 0.38 per cent at December 31, 2002. The company monitors its credit risk management policies continuously to evaluate their effectiveness. These policies and practices have resulted in the effective control of impaired loans. Management of the company continued its conservative policy of maintaining adequate allowances to absorb all known and foreseeable credit-related losses in the mortgage, loan, and real estate portfolios. The allowance for credit losses exceeded impaired mortgages and loans by $19.3 million as at December 31, 2003, compared with $19.4 million at December 31, 2002.

LIQUIDITY

The company's operating liquidity is required for:

- financing ongoing operations, including the funding of selling commissions internally;
- temporarily holding mortgages in its mortgage banking facility;
- meeting regular interest and dividend obligations related to long-term debt and preferred shares;
- payment of quarterly dividends on the company's outstanding common shares; and
- maintaining liquidity requirements for the company's regulated entities.

A key liquidity requirement for the company is the funding of commissions paid on the sale of mutual funds. Commissions paid continue to be fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The company also maintains sufficient liquidity to fund and temporarily hold mortgages.

During the year, Investors Group repaid $275 million of the Floating Bankers' Acceptances due May 30, 2006 which were related to the acquisition of Mackenzie. On July 10, 2003 it purchased, by way of private placement, 2,662,690 common shares of Lifeco for total cash consideration of $100 million in support of the acquisition of CLFC.

Liquidity can also be provided through the company's ability to raise funds in domestic debt and equity markets, as evidenced by the funds raised to finance its acquisition of Mackenzie and by the funds raised through the $175 million and the $300 million in debentures issued in December 2002 and March 2003, respectively, which solidified a longer term capital structure and thus increased financial flexibility.

CAPITAL RESOURCES

Shareholders' equity increased to $3.22 billion as at December 31, 2003 from $2.95 billion at December 31, 2002. During 2003, long-term debt increased marginally to $1.40 billion from $1.39 billion at December 31, 2002. The company refinanced a portion of its long-term debt, extending terms at attractive interest rates while increasing its financial flexibility. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

The quarterly dividend per common share was increased to 25.5 cents in 2003.

Independent reviews confirm the continuing quality of the company's balance sheet and the strength of its operations. During 2003, both Standard & Poor's Ratings Service (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the company's senior debt and liabilities. The senior debt and liabilities were rated "A" with a stable outlook by both S&P and DBRS. Management is confident that the company's current capital resources are adequate and can support its activities during 2004.

CONDENSED STATEMENTS OF CASH FLOWS

DECEMBER 31 [IN MILLIONS OF DOLLARS]	2003	2002
Cash flows from operating activities	442	356
Cash flows from financing activities	(230)	(663)
Cash flows from investing activities	(14)	224
Increase [decrease] in cash and cash equivalents	198	(83)
Cash and cash equivalents, beginning of year	771	854
Cash and cash equivalents, end of year	969	771

OUTLOOK

THE FINANCIAL SERVICES ENVIRONMENT The financial services industry continues to experience considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;
- increasing ease of investment in capital markets;
- greater knowledge and understanding of investment products among the general public; and
- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the company operates in a highly competitive environment and competes with other mutual fund companies and with other financial services organizations, including banks, brokerage firms and life insurance companies. Merger and acquisition activity in 2003 reflected continued consolidation within the financial services industry.

Investors Group and Mackenzie are well positioned to enhance the company's competitive position in both the mutual fund and the financial services industries. Investors Group and Mackenzie continue to pursue additional opportunities for product and service enhancements and operating efficiencies.

During 2003:

- Management met its transition plan objective, which was to achieve $100 million (pre-tax basis) of synergies per year on a run-rate basis in the second year following acquisition. This consisted of $75 million per year in synergies to the company's shareholders and $25 million per year in synergies to Investors Group and Mackenzie mutual fund clients. Synergies realized by mutual fund clients are based upon reductions in fund operating costs.
- The company completed the largest systems conversion in the history of the Canadian mutual fund industry in November 2003. Mackenzie and Investors Group merged their transfer agency and unitholder record-keeping systems into one shareholder administration system, preserving the integrity and privacy of their respective client bases. Both Mackenzie and Investors Group unitholders will benefit from economies of scale from the combined platform.
- Both Mackenzie and Investors Group developed innovative products and strategic investment planning tools to assist clients in building optimal investment portfolios.

This strategy continues to enhance the extent and quality of the company's client relationships, protect its client base and expand its market share.

THE REGULATORY ENVIRONMENT The company is subject to complex and changing legal and regulatory requirements with the company's principal regulators, including the provincial and territorial governments in Canada. The company's activities are also regulated by the Canadian Securities Administrators, its member constituents and various self-regulatory organizations. Changes in the regulatory framework or failure to comply with any of these laws, rules and regulations could have an adverse effect on the company. The company supports all regulatory efforts that will protect the interests of clients and preserve the integrity and reputation of the industry and its members. Management looks forward to future developments that will further these objectives.

REVIEW OF MUTUAL FUND INDUSTRY PRACTICES The Ontario Securities Commission, the Mutual Fund Dealers Association and other regulatory bodies are reviewing trading practices in the Canadian mutual fund industry and have requested information from mutual fund companies and dealers regarding "late trading" and "market timing" activities. Each of Investors Group and Mackenzie has provided detailed responses, on a timely basis, to the questionnaires issued by these regulators. The company supports this initiative to strengthen the Canadian mutual fund industry and will co-operate fully with the regulators in their efforts to obtain and assess relevant information.

OTHER RISK FACTORS

MARKET RISK Stronger financial markets in 2003 led to growing investor confidence and increases in the level of assets under management. However, risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 11.7 per cent at December 31, 2003, among the lowest in the industry. The corresponding redemption rate for the industry as a whole was 14.2 per cent, excluding the company's mutual funds.

Investors Group and Mackenzie provide consultants and independent financial advisors with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisors can also play a key role in educating investors about the value of portfolio diversification. In periods of declining markets and market volatility, the company's consultants and independent financial advisors are effective in reminding clients of the benefits of long-term investing.

DISTRIBUTION RISK INVESTORS GROUP CONSULTANT NETWORK Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with particular clients, which can lead to a strong and personal client relationship, based on the client's trust in that individual consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts, which could have an adverse effect on Investors Group's results of operations and business prospects.

MACKENZIE Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with, Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and unique in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors.

HIGHLIGHTS Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as of December 31, 2003, held a 61.4 per cent voting interest (unchanged from 2002) and a 54.4 per cent equity interest (2002 – 54.6 per cent) in Pargesa Holding S.A., the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media, energy, water, waste services and specialty mineral sectors.

The carrying value of Power Financial's interest in Parjointco as of December 31, 2003 was $1.6 billion, as in 2002. Power Financial's share of earnings of Parjointco, net of dividends received, has been offset by negative foreign currency translation adjustments. An organization chart and a more detailed description of the group's principal holdings are presented earlier in this Annual Report in the section entitled "The Pargesa Group."

As at December 31, 2003, Pargesa held a 48 per cent interest (2002 – 48.1 per cent) in the Belgian holding company Groupe Bruxelles Lambert (GBL), representing 50.3 per cent of the voting rights (2002 – 50.2 per cent). GBL, which is based in Brussels, Belgium, is listed on the Euronext Brussels stock exchange. At the same date, Pargesa and GBL jointly held a 53.5 per cent interest (54.3 per cent in 2002) in Imerys S.A. (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa held 100 per cent of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media and entertainment), Total (energy) and Suez (energy, water and waste services).

PARGESA GROUP – FINANCIAL INFORMATION

AS AT DECEMBER 31, 2003 [IN MILLIONS OF DOLLARS] [1]	PARGESA HOLDING S.A.	GROUPE BRUXELLES LAMBERT
Cash and temporary investments	3	298[2]
Long-term debt	246[3]	30
Shareholders' equity	6,341	10,341
Market capitalization	5,803	10,064

[1] Foreign currencies have been converted into Canadian dollars at year-end rate.

[2] Net of debt and exchangeable bonds due in 2004 for an amount of $540 million.

[3] Drawdowns from bank credit facilities maturing in 2004 and 2005.

Over the last few years, Pargesa has taken steps to focus on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has control, or in which it has a substantial interest. Accordingly, the Pargesa group has worked actively to turn local or regional businesses into world-class companies, sometimes accepting a dilution in the level of control.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

The group now owns, through a simple holding structure, four main investments representing more than 93 per cent of Pargesa's adjusted net asset value, as shown in the table on the next page.

PARGESA – BREAKDOWN OF ADJUSTED NET ASSET VALUE [FLOW-THROUGH BASIS]

AS OF DECEMBER 31, 2003 [IN MILLIONS OF DOLLARS]	NET ASSETS [PARGESA'S SHARE]	%
Total [3.6 per cent]	2,705	39
Bertelsmann [25.1 per cent] [1]	1,307	19
Imerys [53.5 per cent]	1,704	24
Suez [7.2 per cent]	962	13
Other investments	176	3
Net cash and short-term assets net of long-term debt [2]	161	2
	7,015	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates.
Figures have been converted into Canadian dollars using an exchange rate of 1.0441.

[1] The value of the investment in the private company Bertelsmann, shown in the table above, is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2003.

[2] Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

At the end of December 2003, the adjusted net asset value was $7,015 million, corresponding to a value per Pargesa share of SF3,989 (SF3,345 at the end of 2002). Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of the share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

CASH EARNINGS

From an accounting standpoint, the implementation of the strategy of recent years has resulted in a decrease in the number of holdings accounted for under the equity method. Total and Suez, which represent 52 per cent of Pargesa's adjusted net asset value, are accounted for at cost and, accordingly, only the annual dividend received from these companies is recorded for the purpose of determining Pargesa's consolidated earnings.

The group's results can also be analysed by examining, on a flow-through basis, the operating cash earnings generated by the group's holdings. Under this method, share of operating earnings of the holdings subject to equity accounting (Imerys and Bertelsmann) is replaced by the share of dividends received from those companies. Pargesa's Board of Directors has proposed to raise the dividend from SF86 to SF92 at the May 2004 Annual General Meeting of Shareholders.

PARGESA HOLDING S.A. – CONTRIBUTION TO OPERATING CASH EARNINGS[1]

(IN MILLIONS OF SWISS FRANCS, EXCEPT PER SHARE AMOUNTS)	2003	2002
	FLOW-THROUGH CASH EARNINGS	
Imerys	41.1	34.4
Bertelsmann	89.6	99.0
Total	71.9	65.4
Suez	38.4	37.7
Cash earnings from major holdings	241.0	236.5
Contribution from other participations	6.2	6.3
Operating results of holdings	(35.0)	(23.4)
Pargesa flow-through cash earnings	212.2	219.4
Cash earnings per share	126	130
Pargesa dividend per share [2]	92	86

[1] See definition on page 110.

[2] Subject to approval by shareholders at the May 2004 Annual General Meeting.

CONSOLIDATED EARNINGS

Pargesa saw its operating earnings grow from SF176 million in 2002 to SF192 million in 2003. Imerys posted in 2003 an 11 per cent increase in its net operating income expressed in Euros. The contribution from Bertelsmann to operating earnings, which includes as in 2002 Pargesa's share of the preferred dividend paid by Bertelsmann, also reflects an improvement in operating results. Total paid in 2003 a higher dividend than in 2002, while the dividend paid by Suez remained the same as the previous year. Overall, the contribution from the four main holdings to operating earnings increased by SF33 million, which was partly offset by a decrease in corporate results from group holding companies.

In 2003, Pargesa recorded non-operating earnings of SF24 million, compared with a loss of SF301 million in 2002. The 2003 non-operating income reflects in particular Pargesa's share of the gain recorded by Bertelsmann on the sale of the specialty magazine group BertelsmannSpringer and on the sale of its interest in barnesandnoble.com, net of non-recurring charges. In 2002, the loss consisted primarily of Pargesa's share of an adjustment recorded by Bertelsmann in the carrying value of its interest in Zomba Music Group.

PARGESA HOLDING S.A.

DECEMBER 31 (IN MILLIONS)	2003		2002	
AS REPORTED BY PARGESA	SF	$[1]	SF	$[1]
Operating earnings	192	200	176	178
Goodwill amortization [2]	(8)	(9)	(8)	(9)
Non-operating earnings [3]	24	25	(301)	(304)
Net earnings	208	216	(133)	(135)

[1] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.

[2] Goodwill recorded by holding companies (Pargesa and GBL) on their direct investments.

[3] Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method.

BERTELSMANN was affected in 2003 by the weakness of the U.S. dollar against the Euro. This primarily affected Random House and BMG. The outset of a global economic recovery observed during the year differed greatly by geographic region. While the U.S. economy recovered appreciably, especially in the second half of the year, the Euro region was slow to follow suit, in Germany in particular, where the economy remained quite stagnant.

Despite a difficult environment, operating EBITA increased 20 per cent over 2002 to €1,123 million ($1,777 million), while operating return on sales improved from 5.1 per cent to 6.7 per cent. Major contributors to this increase were RTL Group, Arvato and DirectGroup. Total revenues for the year declined 8.3 per cent to €16.8 billion ($26.6 billion). Adjusted for currency and portfolio impacts, the total group revenues remained quite stable as compared to 2002.

In addition, Bertelsmann recorded capital gains of €620 million ($981 million) in 2003 primarily on the disposal of BertelsmannSpringer, the specialist publishing group, and of its position in barnesandnoble.com and of the group's Eastern European newspaper businesses. The results of the year were also affected by restructuring charges recorded at BMG, primarily as a result of the integration of the Zomba Music Group acquired in 2002, and by a €234 million ($370 million) provision for a lawsuit from two former employees of AOL Germany against Bertelsmann. Bertelsmann has taken no reserve with respect to a legal action instituted against it in connection with Napster. Bertelsmann is of the view that the action is without merit. Net income was €154 million ($244 million) for the year, compared with €928 million ($1,376 million) in 2002, which included significant capital gains. Net financial debt was reduced from €2.7 billion ($4.5 billion) in 2002 to €0.8 billion ($1.3 billion) at the end of 2003.

TOTAL performed well in 2003, benefiting from a 5 per cent increase in its production of oil and the impact of synergy and productivity programs adopted at the time of the merger of Totalfina with Elf. This brought net operating earnings, excluding non-recurring items, to €7.3 billion ($11.5 billion), up 17 per cent from 2002, representing on the same basis a 23 per cent increase in earnings per share due to a substantial share buy-back program.

The results for 2003 were significantly affected by the fall of the U.S. dollar against the Euro, the currency used by Total to report its financial statements. Expressed in dollars for purposes of comparison with other major oil companies, net earnings per share, excluding non-recurring items, rose 47 per cent, one of the best performances in the industry. Net income for the year, including non-recurring items, amounted to €7.0 billion ($11.1 billion), up 18 per cent from 2002.

SUEZ posted revenues of €39.6 billion ($62.7 billion) almost unchanged compared with 2002, despite assets disposals. Ninety per cent of 2003 revenues were generated in Europe and in North America, 80 per cent of which came from Europe. Organic growth, on the basis of the constant exchange rate and group structure, was 6.1 per cent, driven by all business sectors.

EBITDA totalled €6.0 billion ($9.5 billion), a decrease of 17.1 per cent compared to 2002. On a constant exchange rate and group structure basis EBITDA increased by 4.9 per cent. The energy sector contributed €4.0 billion ($6.3 billion), a decrease of 3 per cent; on a comparable basis, EBITDA from this sector increased by 8.3 per cent. The EBITDA from the environment sector increased 4.7 per cent on a comparable basis, but decreased substantially when taking into account the unfavourable foreign exchange fluctuations and the major disposals made in 2003, particularly Nalco, Northumbrian and Cespa.

The group's income was affected by the implementation of the 2003-2004 Action Plan, the principal objectives of which are the strengthening of its financial structure and the improvement in the return on capital. In addition to the disposals in the environment sector mentioned above, the group withdrew from the communications sector, disposed of several of its non-strategic assets and cancelled insufficiently profitable contracts. These steps reduced net debt from €26 billion ($43 billion) in 2002 to €15 billion ($24 billion) at year-end 2003 and to €13.9 billion ($22.6 billion) by the end of February 2004.

IMERYS Despite highly adverse conditions, including a weaker dollar and rising energy costs, Imerys improved its main financial indicators in 2003. Net operating income grew for the twelfth consecutive year and the operating margin continued to rise, reaching 13.6 per cent as compared with 12.6 per cent in 2002. Financial debt was reduced further, from 78.8 per cent of shareholders' equity at the end of December 2002 to 69.9 per cent in 2003. This performance was driven by increasing sales after two difficult years, positive changes in the price/product mix ratio, the effect of ongoing programs to reduce production costs and lower net financial expenses.

In Pigments for Paper, global demand for printing and writing paper showed a modest recovery in 2003, but with strong geographical disparities. In Specialty Minerals, market demand also varied, improving in the construction and floor tile segments but sluggish in tableware and automobile markets. In Refractories, many end markets continued to perform poorly, particularly in metallurgy, and conditions were difficult for the Abrasives segment as well. For the Building Materials segment, the French terracotta tile market grew in 2003 with expanding renovation activities, while terracotta products continued to gain ground against concrete products.

Net income for Imerys was €160 million ($253 million), an increase of 12 per cent over 2002.

LOOKING TO THE FUTURE

The Pargesa group plans to continue to centre its activities on a small number of large European companies and to focus on their strategic development.

BREAKDOWN OF NET EARNINGS OF PARGESA [FLOW-THROUGH BASIS]

AS OF AND FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF SWISS FRANCS[1]]

	CUMULATIVE EQUITY INTEREST	PARGESA'S ECONOMIC INTEREST	CONTRIBUTION TO PARGESA'S EARNINGS 2003	2002
	%	%		
Contribution from principal holdings				
Equity accounted				
Imerys [industrial]	53.5	39.6	118	101
Bertelsmann [media and entertainment]	25.1	12.0	(5)	(14)
Non-consolidated				
Total [energy]	3.6	1.7	72	65
Suez [energy, water, waste services]	7.2	3.5	38	38
			223	190
Other holdings			3	8
Operating earnings from holding companies			(34)	(22)
Operating earnings before goodwill amortization			192	176
Goodwill amortization [2]			(8)	(8)
Non-operating earnings			24	(301)
Net earnings in Swiss francs			208	(133)
Net earnings in Canadian dollars [3]			217	(135)

[1] Earnings as shown in the table are those reported by Pargesa, and do not include adjustments made by Power Financial to conform with Canadian GAAP.

[2] Goodwill amortization refers to the goodwill amortization recorded by holding companies on their investments.

[3] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.

SUMMARY OF FINANCIAL DATA

1 – SELECTED ANNUAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31 [IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003	2002	2001
Revenues	15,369	18,603	17,861
Operating earnings before other items [1]			
in millions of dollars	1,261	1,074	906
per share – basic	3.43	2.97	2.53
Net earnings [2]			
in millions of dollars	2,023	988	879
per share – basic	5.62	2.72	2.44
per share – diluted	5.56	2.68	2.41
Consolidated assets	105,960	68,319	67,069
Consolidated assets and assets under administration [3]	242,333	172,815	180,980
Consolidated long-term liabilities			
Long-term debt	4,198	2,313	2,437
Shareholders' equity	8,137	6,855	5,828
Book value per share	19.77	16.73	14.65
Number of common shares outstanding [millions]	348.4	346.9	346.7
Dividends per share [declared]			
Common shares	1.2050	1.0400	0.8800
First preferred shares [4]			
Series A	0.8208	0.7341	1.0513
Series C	1.3000	1.3000	1.3000
Series D	1.3750	1.3750	1.3750
Series E	1.3125	1.3125	0.22654
Series F	1.4750	0.8012	–
Series H	1.4375	0.20873	–
Series I	1.3305	–	–
Series J	1.0422	–	–

[1] Operating earnings and operating earnings per share are non-GAAP financial measures. Please refer to comments previously made in this report.

[2] Net earnings include other income in addition to operating earnings and, in 2001, direct and indirect goodwill amortization expense of $107 million or $0.31 per share (goodwill is no longer amortized since 2002) as well as the Corporation's share of specific items recorded by Lifeco for $189 million or $0.55 per share.

[3] Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, $36 billion in 2002 and $39 billion in 2001; the increase in 2003 includes the impact of the acquisition of Canada Life. Investors Group's mutual fund assets include those of Mackenzie, which was acquired in 2001; mutual fund assets were $75 billion in 2003, $68 billion in 2002 and $75 billion in 2001.

[4] The Series B, First Preferred Shares were redeemed in May 2003.

2 – SUMMARY OF QUARTERLY RESULTS

[IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS]	2003				2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
SELECTED QUARTERLY INFORMATION								
Revenues	4,794	4,445	(59)	6,178	4,821	4,156	4,912	4,714
Operating earnings								
in millions of dollars	263	325	319	354	237	297	272	268
per share – basic	0.71	0.88	0.87	0.96	0.65	0.83	0.75	0.74
Other income								
in millions of dollars	(10)	–	808	(36)	–	–	(62)	(24)
per share – basic	0.03	–	2.32	(0.10)	–	–	(0.18)	(0.07)
Net earnings								
in millions of dollars	253	325	1,127	318	237	297	210	244
per share – basic	0.68	0.88	3.19	0.86	0.65	0.83	0.57	0.67
per share – diluted	0.68	0.87	3.15	0.85	0.65	0.82	0.56	0.66

EARNINGS – FOURTH QUARTER OF 2003 Operating earnings for the fourth quarter of 2003 were $354 million or $0.96 per share, compared with $268 million or $0.74 per share for the same period in 2002. The contribution from subsidiaries and affiliate to operating earnings increased by 36 per cent from $271 million to $369 million, mainly driven by higher contributions from Lifeco and Investors Group.

Other income was a charge of $36 million or $0.10 per share in the fourth quarter of 2003, compared with a charge of $24 million or $0.07 per share in the fourth quarter of 2002.

As a result, net earnings for the quarter were $318 million or $0.86 per share, compared with $244 million or $0.67 per share in the fourth quarter of 2002.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in the MD&A, have been prepared in accordance with Canadian GAAP and presented in Canadian dollars, as in previous years. (Please refer to Note 1 to the financial statements.)

INCLUSION OF PARGESA'S RESULTS

Through its wholly owned subsidiary, Power Financial Europe B.V., Power Financial holds a 50 per cent interest in Parjointco, which at December 31, 2003 held an approximate 54.4 per cent equity interest in Pargesa. The Pargesa portfolio is primarily made of investments in four large European operating companies, which are held by Pargesa directly or through its affiliated Belgium holding company, GBL. These four companies are Imerys, in which Pargesa and GBL held at year-end 2003 a 27.1 per cent and a 26.4 per cent equity interest, respectively; Bertelsmann, in which GBL held a 25.1 per cent equity interest; Suez and Total, in which GBL held a 7.2 per cent and a 3.6 per cent interest, respectively. Pargesa, GBL, Imerys, Bertelsmann, Suez and Total are subject to disclosure and accounting standards which vary according to their jurisdiction and applicable law. Pargesa's financial statements are prepared in accordance with Swiss generally accepted accounting principles, financial statements of GBL and Bertelsmann are prepared in accordance with International Financial Reporting Standards ("IFRS") and Imerys' financial statements are prepared in accordance with French generally accepted accounting principles. Pargesa and Imerys have announced they expect to adopt IFRS for financial reporting purposes in 2005.

Pargesa's financial results are not consolidated within Power Financial's financial statements, but accounted for using the equity method. The indirect interests in Suez and Total are shown at cost in GBL's financial statements.

In preparing its financial statements, Power Financial has used accounting information received from Pargesa, which is intended to be the same in all material respects as that which would have been produced under IFRS standards on an ongoing basis.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

A discussion of the Corporation's Financial Position, Liquidity and Capital Resources is included on pages 81 to 84 of the MD&A. The respective sections of the MD&A relating to Lifeco and Investors Group also contain disclosure concerning these matters with respect to each of these subsidiaries.

In addition, the following table provides a summary of future consolidated contractual obligations:

		PAYMENTS DUE BY PERIOD			
[IN MILLIONS OF DOLLARS]	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-term debt [1]	4,198	1	327	598	3,272
Operating leases [2]	735	157	240	158	180
Contractual commitments [3]	327	312	15	–	–
Purchase obligations [4]	22	11	11	–	–
Total	5,282	481	593	756	3,452
Letters of credit [5]					

[1] Please refer to Note 9 to the financial statements for further information.

[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.

[3] Represents commitments by Lifeco. These contractual commitments are essentially commitments relating to investment transactions made in the normal course of operations in accordance with Lifeco's policies and guidelines, that are to be disbursed upon fulfillment of certain contract conditions.

[4] Purchase obligations primarily represent commitments to acquire goods and services.

[5] A Letter of Credit (LOC) is a written commitment provided by a bank to a beneficiary on behalf of a client (applicant) of the bank. Under a LOC, the issuing bank, in accordance with the terms and conditions specified by the applicant, will accept or pay drafts drawn by the beneficiary against the LOC. In the event that an amount is drawn by the beneficiary, the bank will make a payment to the beneficiary for the amount drawn and the applicant will become obligated to repay this amount to the bank. Lifeco, through certain of its operating subsidiaries, provides LOCs in the normal course of business In order to conduct reinsurance business in the U.S., London Reinsurance Group (LRG), as a non-U.S. licensed reinsurer, must provide collateral to U.S. insurance companies in order for these companies to receive statutory capital credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions. The aggregate amount of this LOC facility is US$1,100 million, and the amount issued at December 31, 2003 was US$925 million. On January 5, 2004, the amount issued was reduced to US$818 million. Refer to Note 23 of the 2003 financial statements. At December 31, 2003, the Canada Life Assurance Company (Canada Life) as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life Ireland Re. (US$241 million);
- to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow statutory capital credit in the U.K. for a loan made to The Canada Life Group (UK) Limited (£117 million); and
- to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third-party non-U.S. licensed reinsurers (US$112 million).

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The Corporation's general accounting policies are described in detail in Note 1 to the financial statements. A specific discussion of certain major accounting policies – Actuarial Liabilities, Income Taxes and Employee Future Benefits, which require the use of estimates, has been provided in the section "Summary of Critical Accounting Policies" on page 85 of the MD&A.

Accounting estimates are also used in particular with respect to the following items:

- impairment tests on goodwill and intangible assets (refer to Note 1 to the financial statements), which involve the use of estimates and assumptions appropriate in the circumstance;
- deferred selling commissions. As described in Note 1 to the financial statements, commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization was three years. Investors Group changed the period of amortization to reflect a more accurate estimate of their useful life; this estimate is also consistent with that used by Mackenzie. Investors Group regularly reviews the carrying value of the deferred selling commissions.

FUTURE ACCOUNTING CHANGES

As described on page 85 of the MD&A and in Note 1 to the financial statements, amended Section 3870 – *Stock-based Compensation and Other Stock-based Payments* and Accounting Guideline 13 – *Hedging Relationships* became effective on January 1, 2004. In addition, Accounting Guideline 15 – *Consolidation of Variable Interest Entities* and Section 3860 – *Financial Instruments, Disclosure and Presentation* will become effective January 1, 2005. The Corporation will review the potential impact that these new accounting requirements may have on the financial statements of the Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The following table presents the carrying value and the fair value of on-balance sheet financial instruments (please refer to Note 19 to the financial statements), as well as the fair value of derivative financial instruments (please refer to Note 20 to the financial statements):

[IN MILLIONS OF DOLLARS]	2003		2002	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and cash equivalents	3,646	3,646	2,437	2,437
Investments [excluding real estate]	79,463	81,858	49,849	52,023
Other financial assets	6,350	6,350	6,113	6,113
Total financial assets	89,459	91,854	58,399	60,573
LIABILITIES				
Policy liabilities	71,498	74,243	48,296	50,484
Deposits and certificates	729	738	709	718
Long-term debt	4,198	4,444	2,313	2,410
Other financial liabilities	10,641	10,641	3,643	3,643
Total financial liabilities	87,066	90,066	54,961	57,255
DERIVATIVE FINANCIAL INSTRUMENTS		283		(86)

Fair value is determined using the following methods and assumptions:

- the fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection;
- the fair value of shares and bonds is valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used;
- the fair value of mortgage loans is determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk;
- the fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them;
- the fair value of deposit liabilities is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks;
- the fair value of long-term debt is determined by reference to current market prices for debt with similar terms and risks; and
- the fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

RISKS The section relating to Lifeco on pages 96 and 97, under the heading *Risk Management and Control Practices*, contains disclosure concerning certain developments with respect to:

- risks associated with policy liabilities;
- risks associated with invested assets;
- risks associated with the investment fund business; and
- integration of Canada Life.

Lifeco's consolidated operations provide a broad business platform that is well diversified in terms of both the nature of the various businesses and the geographic locations in which these businesses are conducted. In 2003, Lifeco earned fee income of $1,831 million related to businesses involving the provision of investment management and other fee-based services. Included in this amount were $699 million in fees for managing segregated funds, of which approximately 70 per cent of these funds relate to managing equity-type segregated funds. The level of fee income derived in connection with the management of equity-type segregated funds is sensitive to prevailing equity market conditions. Accordingly, movements in equity market levels will produce variability in the level of investment management fees derived from this type of business.

The degree of geographic diversification in Lifeco's business operations creates exposure to fluctuations in foreign currency. To address potential volatility in the operating results, Lifeco's management has followed the practice of executing forward foreign currency contracts to hedge operating results denominated in foreign currency. This existing risk management program is being extended to include new foreign currency exposures assumed in connection with the acquisition of CLFC.

As of December 31, 2003, all of GWL&A's estimated U.S. dollar exposure for 2004 had been hedged at $1.5683, and approximately 25 per cent of GWL&A's estimated U.S. dollar exposure for 2005 had been hedged at $1.5526. In addition, approximately two-thirds of CLFC's estimated pound sterling exposure for 2004 had been hedged at $2.2739.

SELECTED ANNUAL INFORMATION – SUMMARY OF QUARTERLY RESULTS

Pages 114 and 115 of the MD&A provide selected financial information with respect to Power Financial, in tabular form for each of the three most recently completed years and the eight most recently completed quarters (ending December 31, 2003).

SELECTED ANNUAL INFORMATION Page 114 contains selected annual information relating to the Corporation. As of the date of the MD&A (April 2, 2004) the number of Common Shares outstanding was 352,326,840, due to the exercise of stock options since January 1, 2004.

Two major transactions were completed during the period. Investors Group acquired Mackenzie on April 21, 2001, and the operations of Mackenzie have been included in the financial statements from that date. In addition, as described elsewhere in this MD&A, on July 10, 2003, Lifeco acquired CLFC and the operations of CLFC have been included from that date.

SUMMARY OF QUARTERLY RESULTS Certain reinsurance transactions, which are described more fully in the MD&A on page 115 and in Note 14 to the financial statements, were entered into by Great-West Life, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues of the third quarter 2003 compared to other quarters.

As discussed in more detail on page 115 of the MD&A, the contribution from Lifeco to operating earnings of Power Financial for the third and fourth quarters of 2003 includes the effects of the acquisition of CLFC by Lifeco and the additional contribution provided by the additional shares of Lifeco acquired during the year, net of related financing costs. The one-time net dilution gain recorded by Power Financial in the third quarter, and the impact of the restructuring charges expensed in the third and fourth quarters by Lifeco in connection with its acquisition of CLFC, as described in Note 16 to the financial statements, are included in other income.

The contribution from Pargesa to second quarter operating earnings of Power Financial included (in 2002 and 2003) the impact of annual dividends received from Total and Suez, which are carried at cost as well as Pargesa's share of the preferred dividend received from Bertelsmann.

Corporation Financière Power

Computershare

Société de fiducie Computershare du Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Formulaire de procuration - Assemblée annuelle qui aura lieu le 11 mai 2004

Notes

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Le présent formulaire de procuration est sollicité par la direction et en son nom.

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Je/Nous, porteur(s) de la Corporation Financière Power, nomme/nommons par les présentes : M. Paul Desmarais, jr, président du conseil ou, à défaut de cette personne, M. Robert Gratton, président et chef de la direction

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